As confidentially submitted to the Securities and Exchange Commission on July 28, 2023. This amended draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ABIVAX SA

(Exact name of registrant as specified in its charter)

France	2834	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Abivax SA

7-11 boulevard Haussmann

75009 Paris

France

+33 (0) 1 53 83 08 41

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

C T Corporation System

1015 15th Street N.W., Suite 1000

Washington, D.C. 20005

Phone: +1 202 572 3133

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Divakar Gupta Marc Recht Ryan Sansom Denny Won Cooley LLP 55 Hudson Yards New York, NY 10001 Tel: +1 212 479 6000	Alain Decombe Dechert (Paris) LLP 22 rue Bayard 75008 Paris France Tel: +33 1 57 57 80 00	Nathan Ajiashvili Alison Haggerty Latham & Watkins LLP 1271 Avenue of the Americas New York, NY 10020 Tel: +1 212 906 1200	Arnaud Duhamel Guilhem Richard Gide Loyrette Nouel A.A.R.P.I. 15 rue de Laborde 75008 Paris France Tel: +33 1 40 75 60 00

Approximate date of commencement of proposed sale to the public: As soon as practicable after effectiveness of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, or the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act.

Emerging growth company.  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial account standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                 , 2023

PROSPECTUS

Ordinary Shares

(Including Ordinary Shares in the Form of American Depositary Shares)

€             per Ordinary Share

$             per American Depositary Share

We are offering an aggregate of                  ordinary shares in a global offering.

We are offering                  ordinary shares in the form of American Depositary Shares, or ADSs, in the United States, referred to herein as the U.S. offering. Each ADS represents the right to receive one ordinary share and the ADSs may be evidenced by American Depositary Receipts, or ADRs.

We are concurrently offering                  ordinary shares in Europe (including France) and countries outside of the United States in a private placement exclusively offered to “qualified investors,” as such term is defined in article 2(e) of Regulation (EU) No. 2017/1129 of the European Parliament and Council of June 14, 2017, referred to herein as the European private placement.

This is our initial public offering of our ADSs in the United States. We intend to apply to list our ADSs on the Nasdaq Global Market under the symbol “ABVX.” There is no assurance that such application will be approved, and if our application is not approved, this offering will not be completed. Our ordinary shares are listed on Euronext Paris under the symbol “ABVX.” The offering price per ADS in U.S. dollars and the corresponding offering price per ordinary share in euros will be determined through negotiations between us and the representatives of the underwriters, and by reference to the prevailing market prices of our ordinary shares on Euronext Paris after taking into account market conditions and other factors, but will not be lower than 85% of the volume-weighted-average price of our ordinary shares on Euronext Paris for fifteen (15) trading days preceding the day on which the offering price is determined. On              , 2023, the last reported sale price of our ordinary shares on Euronext Paris was €         per ordinary share, equivalent to a price of $         per ADS, assuming an exchange rate of €         per U.S. dollar, the exchange rate on              2023 as reported by the European Central Bank.

The closings of the U.S. offering and the European private placement, which are together referred to as the global offering, will occur simultaneously. The total number of ordinary shares (including in the form of ADSs) in the U.S. offering and European private placement is subject to reallocation between these offerings, as permitted under applicable laws and regulations.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements.

Investing in the ordinary shares and ADSs involves a high degree of risk. See “Risk Factors” beginning on page 16 of this prospectus.

Under the authority granted by our shareholders to conduct the global offering, the ADSs and ordinary shares that we are offering may only be purchased initially by (i) French or foreign individuals, legal entities, including companies, trusts or investment funds or other investment vehicles of any kind, investing, as a main activity, or having invested more than €1 million during the 24 months preceding the considered capital increase (a) in the pharmaceutical sector; and/or (b) in a growth stock listed on a regulated market or a multilateral negotiation system (type Euronext Growth) considered as “community small and medium-sized companies” in the meaning of annex I to the Regulation (CE) No. 651/2014 of the European Commission of June 17, 2014; (ii) one or more of our strategic partners, located in France or abroad, who has (have) entered into or will enter into one or more partnership agreements (development, co-development, distribution, manufacturing agreements, etc.) or commercial agreements with us (or a subsidiary) and/or companies they control, that control them or are controlled by the same person(s), directly or indirectly, within the meaning of Article L. 233-3 of the French Commercial Code; and/or (iii) any French or foreign investment services provider, or any foreign institution having an equivalent status, likely to guarantee the realization of an issue intended to be placed with the persons referred to in (i) and/or (ii) above and, in this context, to subscribe the securities issued.

Neither the Securities and Exchange Commission nor any U.S. state or other securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	PER ORDINARY SHARE	PER ADS	TOTAL
Initial public offering price	€	$	$
Underwriting commissions(1)	€	$	$
Proceeds to us, before expenses	€	$	$

(1)	We refer you to “Underwriters” beginning on page 235 of this prospectus for additional information regarding underwriting compensation.

We have granted an option to the underwriters, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of                  additional ADSs and/or ordinary shares (representing up to 15% of the initial size of the global offering) in the global offering to be sold to the several underwriters at the applicable offering price. If the underwriters exercise this option in full, the total underwriting commissions payable by us will be €             ($        ) and the total proceeds to us, before expenses, will be €         ($        ), based on the exchange rate on             , 2023.

The underwriters expect to deliver the ADSs to purchasers in the U.S. offering on or about             , 2023 through the book-entry facilities of The Depository Trust Company. The underwriters expect to deliver the ordinary shares to purchasers in the European private placement on or about             , 2023 through the book-entry facilities of Euroclear France.

Morgan Stanley	Leerink Partners
LifeSci Capital	Bryan, Garnier & Co

The date of this prospectus is             , 2023.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit the global offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ordinary shares and ADSs and the distribution of this prospectus outside the United States.

We are incorporated in France, and under the rules of the U.S. Securities and Exchange Commission (the “SEC”), we are currently eligible for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Throughout this prospectus, references to ADSs mean ADSs or ordinary shares represented by ADSs, as the case may be.

MARKET, INDUSTRY AND OTHER DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market size estimates, is based on information from independent industry analysts, third-party sources and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and are based on assumptions made by us based on such data and our knowledge of such industry and market, which we believe to be reasonable. In addition, while we believe the market opportunity information included in this prospectus is reliable and is based on reasonable assumptions, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the heading “Risk Factors.”

i

PRESENTATION OF FINANCIAL INFORMATION

This prospectus includes our audited financial statements as of and for the years ended December 31, 2022 and 2021 prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). None of our financial statements were prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

Our financial statements are presented in euros and, unless otherwise stated, all monetary amounts are in euros. All references in this prospectus to “$”, “U.S. dollars” and “dollars” mean U.S. dollars, and all references to “€”, “EUR” and “euros” mean European Monetary Union euros, unless otherwise noted.

The European Union uses a flexible exchange rate system to determine the value of the euro against the U.S. dollar. The following table sets forth the rate of exchange for the euro at the end of the five most recent fiscal periods ended December 31, the average rates for the period, and the range of high and low rates for the period. The data for the six months ended June 30, 2023 is also included.

For purposes of this table, the rate of exchange means the closing daily rate used by the U.S. Department of Treasury. The table sets forth the number of euros required under that formula to buy one U.S. dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

	Average	High	Low	Close
Six Months Ended June 30, 2023	0.9240	0.9504	0.9046	0.9158
Fiscal Year Ended December 31, 2022	0.9526	1.0399	0.8705	0.9348
Fiscal Year Ended December 31, 2021	0.8479	0.8929	0.8111	0.8794
Fiscal Year Ended December 31, 2020	0.8727	0.9351	0.8131	0.8185
Fiscal Year Ended December 31, 2019	0.8931	0.9176	0.8669	0.8904
Fiscal Year Ended December 31, 2018	0.8494	0.8880	0.8005	0.8734

ii

TRADEMARKS AND SERVICE MARKS

“Abivax” and the Abivax logo and other trademarks or service marks of Abivax SA appearing in this prospectus are the property of Abivax SA. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus are listed without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their right thereto. All other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners. We do not intend to use or display other companies’ trademarks and trade names to imply any relationship with, or endorsement or sponsorship of us by, any other companies.

iii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in our ordinary shares (including ordinary shares in the form of ADSs). You should read the entire prospectus carefully, including “Risk Factors” “Cautionary Note Regarding Forward-Looking Statements” “Business” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes appearing elsewhere in this prospectus before making an investment decision. Unless otherwise indicated or the context otherwise requires, “Abivax,” “the company,” “our company,” “we,” “us” and “our” refer to Abivax SA and its consolidated subsidiary, taken as a whole.

Overview

We are a clinical-stage biotechnology company focused on developing therapeutics that harness the body’s natural regulatory mechanisms to modulate the immune response in patients with chronic inflammatory diseases. We are currently evaluating our lead drug candidate, obefazimod, in Phase 3 clinical trials for the treatment of adults with moderately to severely active ulcerative colitis (“UC”). We are also in the planning stages of initiating a Phase 2a clinical trial of obefazimod in patients with Crohn’s disease (“CD”), as well as evaluating other potential inflammatory indications.

We focus on indications where existing treatments have left patients with significant unmet needs, and where we believe our investigational agents have the potential to be meaningfully differentiated from currently available therapies. The indications we target have substantial populations and represent large commercial opportunities, pending regulatory approvals and successful commercialization. Our initial focus is on inflammatory bowel diseases (“IBD”), chronic conditions involving inflammation of the gastrointestinal (“GI”) tract, of which the two most common forms are UC and CD. As of 2022, an aggregate of approximately 2.9 million patients across the United States, EU4 (France, Germany, Italy and Spain), the United Kingdom and Japan suffered from IBD, with 1.5 million of these patients in the United States alone.

One of the primary goals of IBD therapy is to achieve durable clinical remission while simultaneously taking into consideration a patient’s quality of life and concerns regarding potential side effects. Despite a number of different therapies approved for UC and CD, the vast majority of these therapies require chronic administration via injections or intravenous infusions, and may come with serious and concerning warnings, including, but not limited to, risks of serious infections leading to hospitalizations or death and increased risks of various malignancies. A vast majority of IBD patients do not achieve clinical remission with existing therapies, and a significant number of patients will lose response over time, especially those patients on TNF-a inhibitor therapy where anti-drug antibodies are very common. Further, despite the increased number of biosimilars, such as TNF-a inhibitor therapies, becoming available for the treatment of IBD, biosimilars unfortunately do not alleviate any of the potential side effect concerns that often cause patients to delay, or avoid altogether, stepping up to more advanced therapies. In addition, although a small number of oral therapies have more recently been approved for the treatment of IBD, these therapies also come with concerning potential side effects, which can discourage patients from initiating treatment with advanced therapies. Therefore, there continues to be significant unmet need for novel oral therapies with durable efficacy, improved safety profiles and minimal preinitiation requirements for patients with moderately to severely active IBD. Moreover, we believe the IBD market has significant growth potential driven by growing diagnosis of these diseases and increased penetration of oral treatments with improved benefit/risk profiles.

We believe our lead drug candidate, obefazimod, is differentiated from competing approaches for the treatment of IBD via its unique mechanism of action. Obefazimod is designed to specifically induce the expression of a single micro-RNA, miR-124, which plays a critical role in the regulation of the immune response.

In the context of inflammation, miR-124 modulates the immune response, controlling progression of inflammation and restoring homeostasis of the immune system, without causing broader immunosuppression. In contrast to currently available advanced therapies, prescribed post-conventional therapies, some of which target only a single cytokine or pathway, miR-124 modulates the expression of several key cytokines and pathways resulting in regulation of the inflammatory process. Modulating multiple inflammatory pathways simultaneously may result in more durable efficacy over the long-term, which is critical in lifelong conditions such as IBD, potentially differentiating obefazimod from currently available IBD treatments.

In our Phase 2 clinical trials for the treatment of moderately to severely active UC, consistent with the pharmacological effects observed in our preclinical studies, obefazimod demonstrated an onset of symptom relief by day 8 of dosing, with meaningful reductions in rectal bleeding and stool frequency scores. In our induction Phase 2b clinical trial, which included 252 patients, obefazimod met the primary endpoint of a statistically significant reduction in Modified Mayo Score, a measure of disease activity, as well as secondary endpoints of clinical remission, endoscopic improvement, clinical response, and reduction of fecal calprotectin, as compared to placebo. In addition, we observed high rates of sustained and newly achieved clinical remission in the subsequent open-label maintenance extension trial of up to two years of treatment, of which approximately 45% of patients were previously exposed to biologics or Janus kinase (“JAK”) inhibitors. The majority of patients previously exposed to advanced therapy prior to enrollment were highly refractory.

In April 2023, we reported the results from the final analysis of our Phase 2b open-label maintenance trial, including 217 patients of which 164 patients (76%) completed the second year of once-daily oral treatment with 50 mg obefazimod. At the conclusion of the second year of treatment, 114 of the 217 patients enrolled (53%) achieved clinical remission and 158 patients (73%) achieved clinical response. Among the 98 bio-refractory patients, 66 patients (67%) had a clinical response, 38 patients (39%) were in clinical remission, 46 patients (47%) had an endoscopy improvement and 20 patients (20%) had an endoscopy remission at week 96. Among the 124 patients that achieved clinical response at the end of the 8 week induction period of the double-blind study, 74 patients (60%) achieved clinical remission, 95 patients (77%) had clinical response, 79 patients (64%) achieved endoscopic improvement and 52 patients (42%) achieved endoscopic remission at week 96.

Obefazimod’s tolerability profile indicates potentially important clinical differentiation. As of November 30, 2022 (the last safety data cut-off date), 1,074 patients and volunteers had been treated with obefazimod, of which 209 patients were treated with 50 mg obefazimod for one year or more with no change in the observed tolerability profile underscored by 76% of patients that remained on therapy throughout the two-year open-label maintenance trial period. No new adverse safety signals were observed.

We initiated our pivotal Phase 3 clinical trials of obefazimod for the treatment of moderately to severely active UC in October 2022, which consist of two induction trials (ABTECT-1 and ABTECT-2) and one ABTECT maintenance trial. Top-line data from the ABTECT-1 and ABTECT-2 induction trials is expected to be announced by the first quarter of 2025, and top-line data from the ABTECT maintenance trial is expected to be announced by the first quarter of 2026. We intend to file an Investigational New Drug Application (“IND”) in the fourth quarter of 2023 and plan to initiate a Phase 2 clinical trial in patients with CD in the first quarter of 2024 with the objective to demonstrate clinical response and tolerability profile consistent with that already observed in our clinical trials for moderately to severely active UC. Based on the results from this Phase 2 clinical trial, we intend to proceed directly to a Phase 3 clinical trial.

Our team is comprised of industry leaders in the fields of biology, data analytics, and drug development, as well as scientific experts in chronic inflammatory diseases, including IBD. We are led by Marc de Garidel, our Chief Executive Officer, who has more than 40 years of experience in the pharmaceutical and biotechnology sector. Collectively, our team has decades of experience and a proven track record of advancing compounds into and through clinical development and commercialization, including at the following organizations: Amgen, Arena Pharmaceuticals, AstraZeneca, BioNTech, Boehringer Ingelheim, Eli Lilly, Genentech/Roche, Guerbet, Ipsen Pharmaceuticals, J&J, Pfizer, Sanofi, Sanofi-Pasteur and Shire/Takeda.

Our Pipeline

Our lead drug candidate, obefazimod, is in clinical development for the treatment of moderately to severely active UC. We are continuing to develop obefazimod for the treatment of CD and we are evaluating additional potential inflammatory indications to pursue, subject to the availability of necessary resources and funding. In parallel, we are in the process of generating follow-on compounds based on the miR-124 platform.

The chart below sets forth details relating to the current stages of development of our lead drug candidate:

IBD Overview and Limitations of Existing Treatments

IBD, such as UC and CD, is a chronic life-long immune-mediated inflammatory condition of the GI tract with many contributing factors, including genetic, environmental and immunologic. UC and CD are the two most common forms of IBD and are characterized by dysregulation of lymphocytes contributing to inflammation. Both UC and CD are chronic, relapsing, remitting, inflammatory conditions of the GI tract that begin most commonly during adolescence and young adulthood. UC involves the innermost lining of the large intestine, and symptoms include abdominal pain and diarrhea, frequently with blood and mucus. CD can affect the entire thickness of the bowel wall and all parts of the GI tract from mouth to anus. CD symptoms include abdominal pain, diarrhea and other more systemic symptoms, such as weight loss, nutritional deficiencies and fever.

IBD, as of 2022, affected approximately 1.5 million patients in the United States alone. As of 2022, the prevalence of UC and CD in the United States were estimated at approximately 0.9 million and 0.6 million patients, respectively. The prevalence of IBD in the EU4 and the United Kingdom is estimated at 1.2 million with approximately 0.7 million patients with UC and 0.5 million patients with CD. As of 2022, an aggregate of approximately 2.9 million patients across the United States, EU4, the United Kingdom and Japan suffered from IBD.

In 2022, pharmaceutical sales in IBD were $16.3 billion in the United States and $7.4 billion in the rest of the world, totaling $23.7 billion worldwide. Pharmaceutical sales in IBD are estimated to be $17.5 billion and $26.8 billion in the United States and worldwide, respectively, in 2028. Worldwide sales in the UC market were $7.4 billion in 2022 and are estimated to be $10.2 billion in 2028, while in the CD market worldwide sales reached $16.3 billion in 2022 and are estimated to be $16.6 billion in 2028. We believe the IBD market has significant growth potential driven by growing diagnosis of these diseases and increased penetration of oral treatments with improved benefit/risk profiles. We believe the potential for oral agents to gain significant market share is supported by physician and patient preference for the convenience of oral administration over injectable agents, increasing demand for therapies with long-term efficacy profiles, and the opportunity for potent and well-tolerated oral agents to expand the overall segment of the moderately to severely active UC population undergoing treatment.

Despite the widespread use of conventional therapies to treat mild to moderately active IBD, due to the progressive and lifelong nature of both UC and CD, for many patients the severity of their disease progresses in activity and are considered moderately to severely active. This requires patients and their physicians to consider using more targeted therapies typically termed “advanced therapies.” The majority of advanced therapies require chronic parenteral administration including TNF-a inhibitors (e.g., infliximab, adalimumab and golimumab), Interleukin (“IL”)-12/23 inhibitor (ustekinumab), anti-integrin antibodies (vedolizumab), or IL-23 inhibitors (mirikizumab). There are also two classes of oral treatments including JAK inhibitors (e.g., tofacitinib, filgotinib and upadacitinib) and sphingosine-1-phosphate (“S1P”) receptor agonists (ozanimod). Although these therapies have demonstrated efficacy in UC and/or CD, the majority of IBD patients do not achieve clinical remission, and a significant number of patients lose response over time, especially those treated with TNF-a inhibitor therapies where anti-drug antibodies are common. Due to mechanisms of action that are poorly understood, with each line of advanced therapy that is exhausted, patients become less likely to respond to the next advanced therapy utilized in the sequence of care. Moreover, each of the advanced therapy classes are associated with notable side effect and safety tradeoffs that must be considered before initiating treatment.

Our Strengths

We believe the following strengths will allow us to advance our proprietary drug candidates through clinical trials, while building upon our advanced position in the development of therapeutics for IBD and other chronic inflammatory diseases:

•	Our focus on indications of high unmet need and substantial commercial potential, with an initial focus on IBD.

We focus on indications where existing treatments have left patients with significant unmet needs, and where we believe our investigational agents have the potential to be meaningfully differentiated from currently available therapies. The indications we target have substantial populations and represent large commercial opportunities, pending regulatory approvals and successful commercialization. Our initial focus is on IBD, chronic conditions involving inflammation of the GI tract, of which the two most common forms are UC and CD.

We believe the IBD market has significant growth potential driven by growing diagnosis of these diseases and increased penetration of oral treatments with improved benefit/risk profiles. We believe the need for differentiated treatment options is high, in particular for patients with moderate and severe forms of IBD, for whom available therapies often have limited efficacy and durability while carrying significant safety and tolerability challenges.

•	We believe we are market leaders in leveraging micro-RNA biology to target inflammation.

We believe our lead drug candidate, obefazimod, is differentiated from competing approaches for the treatment of IBD via its unique mechanism of action. Obefazimod is designed to specifically induce the expression of a single micro-RNA, miR-124, which plays a critical role in the regulation of the immune response. In the context of inflammation, miR-124 modulates the immune response, controlling progression of inflammation and restoring homeostasis of the immune system, without causing broader immunosuppression. In contrast to currently available advanced therapies, prescribed post-conventional therapies, some of which target only a single cytokine or pathway, miR-124 modulates the expression of several key cytokines and pathways resulting in regulation of the inflammatory process. Modulating multiple inflammatory pathways simultaneously may result in more durable efficacy over the long-term, which is critical in lifelong conditions such as IBD, potentially differentiating obefazimod from currently available IBD treatments.

•	Robust data generated from our Phase 2 clinical trials of obefazimod for the treatment of moderately to severely active UC.

In our Phase 2 clinical trials for the treatment of moderately to severely active UC, consistent with the pharmacological effects observed in our preclinical studies, obefazimod demonstrated an onset of symptom relief by day 8 of dosing, with meaningful reductions in rectal bleeding and stool frequency scores. In our induction Phase 2b clinical trial, which included 252 patients, obefazimod met the primary endpoint of a statistically significant reduction in Modified Mayo Score, a measure of disease activity, as well as secondary endpoints of clinical remission, endoscopic improvement, clinical response, and reduction of fecal calprotectin, as compared to placebo. In addition, we observed high rates of sustained and newly achieved clinical remission in the subsequent open-label maintenance extension trial of up to two years of treatment, of which approximately 45% of patients were previously exposed to biologics or JAK inhibitors. The majority of patients previously exposed to advanced therapy prior to enrollment were highly refractory.

•	Our lead drug candidate, obefazimod, has been well-tolerated in our clinical trials to date.

Obefazimod’s tolerability profile indicates potentially important clinical differentiation. Many existing therapies for IBD have been limited by safety and tolerability concerns, including increased risks of serious infections or various malignancies, sometimes requiring warning labels. By contrast, as of November 30, 2022 (the last safety data cut-off date), the tolerability profile of obefazimod is supported by more than 1,074 patients and volunteers that had been treated with obefazimod, of which 209 patients were treated with 50 mg obefazimod for one year or more with no change in the observed tolerability profile. In addition, to date, the entire obefazimod safety database presents no death or malignancies and no reported clinically significant changes in laboratory parameters, such as liver function, hemoglobin levels and white blood cell counts. The most common treatment emergent adverse event (“TEAE”) reported has been mild to moderate headache, which has been transient and manageable with or without over-the-counter medications. Furthermore, at present, no increased rate of opportunistic infections or malignancies compared with placebo have been observed across all clinical trials.

•	Compelling and differentiating clinical characteristics position obefazimod as a potential early-line therapy for moderately to severely active UC.

Therapies currently available to patients with UC in the first-line setting are limited to older, broad immunosuppressive agents with safety, tolerability, and efficacy challenges. Advanced therapies, which include biologic agents such as TNF-a inhibitors, IL-12/23 inhibitors or IL-23 inhibitors, carry significant safety and tolerability challenges and their administration, as injectable agents, is not convenient to patients. Newer oral molecules, such as JAK inhibitors and S1P receptor agonists, while addressing convenient route of administration for patients, also present safety and tolerability challenges. Comparatively, obefazimod is being developed as a once-daily, oral medication which, combined with its observed tolerability to date, would represent a meaningfully differentiated clinical profile from existing therapies. We believe this may position obefazimod as an early-line, or first-line after failure of conventional therapies, treatment choice for both prescribers and patients, if approved.

•	Our experienced team is comprised of global industry leaders in the development of therapeutics for chronic inflammatory diseases.

We believe that the breadth of experience and accomplishments of our management team, board of directors and scientific advisory board, combined with our broad network of established relationships with leaders in the industry and medical community, provide us with fresh insights into drug development and commercialization, and have allowed us to bring together top researchers to build interdisciplinary research and development teams. We are led by Marc de Garidel, our Chief Executive Officer, who has more than 40 years of experience in the pharmaceutical and biotechnology sector and successfully led the sales of CinCor Pharma to AstraZeneca in 2023 and Corvidia Therapeutics to Novo Nordisk in 2020. Collectively, our team has decades of experience and a proven track record of advancing compounds into and through clinical development and commercialization, including at the following organizations: Amgen, Arena Pharmaceuticals, AstraZeneca, BioNTech, Boehringer Ingelheim, Eli Lilly, Genentech/Roche, Guerbet, Ipsen Pharmaceuticals, J&J, Pfizer, Sanofi, Sanofi-Pasteur and Shire/Takeda.

Our Strategy

Our primary goal is to develop and commercialize obefazimod for the treatment of inflammatory diseases, starting with moderately to severely active UC. We have already generated compelling data in moderately to severely active UC from our Phase 2a and 2b clinical trials, which we believe provides us with potential readthrough into broader set of inflammatory diseases. We focus on indications with high unmet needs with substantial commercial potential. To achieve our goal, we are pursuing the following key elements of our strategy:

•	Advance obefazimod through pivotal clinical trials and establish obefazimod as a new treatment for moderately to severely active UC.

We believe that the strength of the data we have generated in our Phase 2 clinical trials, specifically its potential to demonstrate rapid onset of action, durable efficacy and tolerability, uniquely position obefazimod as a potential leader in moderately to severely active UC. We believe our data, if supported by the results of our Phase 3 clinical trials, well-positions obefazimod as a potential early-line, or first-line after failure of conventional therapies, treatment choice for UC, if approved.

•	Expand the IBD opportunity for obefazimod to include patients with CD.

CD shares many of the underlying pathophysiological processes and clinical manifestations of UC. Based on the positive clinical data generated in our UC trials, preclinical studies in dextran sulfate sodium model which provide support for pursuing further development in CD, and underlying biological and mechanistic rationale, we plan to initiate a Phase 2a clinical trial in patients with CD to potentially demonstrate outcomes consistent with those observed in our Phase 2 clinical trials for moderately to severely active UC.

•	Optimize value of miR-124 modulation platform to expand our pipeline of novel therapeutics for the treatment of IBD and other inflammatory indications.

Since obefazimod’s upregulation of miR-124 exerts anti-inflammatory effects via modulating translation of pro-inflammatory cytokines and chemokines, we believe obefazimod may have a role in other indications which may benefit from therapeutic intervention by such an approach. Our strategy is to conduct proof-of-concept studies with obefazimod to show that miR-124 upregulation demonstrates disease-modifying effects in other inflammatory conditions where there is unmet medical need.

•	Opportunistically evaluate strategic partnerships to maximize the value of obefazimod and our therapeutic pipeline.

We currently hold and intend to retain worldwide development and commercialization rights for obefazimod. For certain geographies, we may opportunistically enter into strategic partnerships to accelerate development activities in order to realize the commercial potential of obefazimod as well as other assets in our pipeline.

Our Team

Our team is comprised of industry leaders in the fields of biology, data analytics, and drug development, as well as scientific experts in chronic inflammatory diseases including IBD, with 34 full-time employees as of

June 30, 2023. Collectively, our team has decades of experience and a proven track record of advancing compounds into and through clinical development and commercialization.

Marc de Garidel, our Chief Executive Officer, has more than 40 years of experience in the pharmaceutical and biotechnology sector, including 12 years of experience as Chief Executive Officer of pharmaceutical and biotechnology companies. Between July 2021 and April 2023, he served as Chief Executive Officer of CinCor Pharma and led its successful sale for up to $1.8 billion, subject to the achievement of certain milestones, to AstraZeneca in February 2023. From April 2018 until August 2020, he was Chief Executive Officer of Corvidia Therapeutics and led its sale to Novo Nordisk for $2.1 billion in total consideration.

Our management team also consists of other top industry veterans such as Didier Blondel, our Chief Financial Officer and Board Secretary, who was previously Chief Financial Officer at Sanofi Pasteur MSD; Sheldon Sloan, MD, M Bioethics, our Chief Medical Officer, who has over 30 years of experience in academia and the biopharmaceutical industry, with an extensive track record in the field of gastroenterology and IBD; Michael Ferguson, MBA, our Chief Commercial Officer, who has over 22 years of experience in the biopharmaceutical industry, including 13 years in leading commercial positions at Shire/Takeda, followed by Arena Pharmaceuticals; and Pierre Courteille, Pharmacist, MBA, our Chief Business Officer, who has more than 25 years of experience in marketing, sales and business development within the pharmaceutical industry.

Our board of directors is led by our Chairman and Chief Executive Officer, Marc de Garidel. Additional board members include: Corinna zur Bonsen-Thomas, Co-founder and Chief Executive Officer of RetInSight and former General Counsel at Baxter International; Carol Brosgart, MD, Clinical Professor of Medicine, Epidemiology and Biostatistics at the University of California, San Francisco; Kinam Hong MD, MBA, CFA, Partner at the Crossover Fund of Sofinnova; Troy Ignelzi, CFO of Karuna Therapeutics; June Lee, MD, Venture Partner at 5AM Ventures; Antonino Ligresti MD, representing Santé Holdings SRL, and former President of Générale de Santé; and Philippe Pouletty, MD, our founder and Managing Partner at Truffle Capital, representing Truffle Capital.

Risks Associated with Our Business

An investment in our securities involves a high degree of risk. Any of the factors set forth under “Risk Factors” may limit our ability to successfully execute our business strategy. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under “Risk Factors” in deciding whether to invest in our ordinary shares or ADSs. Among these important risks are the following:

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We are a clinical-stage company with a limited operating history and no approved products and no historical product revenues, which makes it difficult to assess our future prospects and financial results.

•	We have incurred considerable losses historically, which we anticipate will continue and may increase in the future.

•

Even if we consummate the offering, we will require substantial additional funding, which may not be available on acceptable terms or at all, and failure to obtain this necessary capital may force us to delay, limit or terminate our product development efforts or other operations.

•

Our financial statements contain a footnote describing management’s assumption regarding our ability to continue as a going concern, which could prevent us from obtaining new financing on reasonable terms or at all.

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We have significant debt commitments, which require us to meet certain operating covenants, and if we fail to comply with those covenants the bondholders would be able to accelerate our repayment obligations. Additionally, the conversion of some or all of our bonds into ordinary shares would dilute the ownership interests of existing shareholders.

•	Drug candidates under development must undergo costly, rigorous and highly regulated preclinical studies and clinical trials, whose time of completion, number and outcomes are uncertain.

•

We are heavily dependent on the success of our drug candidates, in particular obefazimod, and we cannot be certain that obefazimod or any of our other current or future drug candidates will receive regulatory approval, and, without regulatory approval, we will not be able to market our drug candidates.

•

Clinical failure can occur at any stage of clinical development. The results of earlier clinical trials as well as data from any interim analysis of ongoing trials are not necessarily predictive of future results and any drug candidate we advance through clinical trials may not have favorable results in later clinical trials.

•	Our future may depend on our most advanced clinical development program, obefazimod, since our other drug candidates are in a less advanced stage of development.

•	We expect to expand our organization, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

•	We rely on a small number of third-party suppliers, and in certain cases a single-source supplier, and we may be in a position of dependence with respect to our subcontractors.

•	Our future success depends on our ability to retain our key executives and to attract, retain and motivate qualified personnel.

•

There are material weaknesses in our internal controls over financial reporting and if we are unable to maintain effective internal controls over financial reporting, the accuracy and timeliness of our financial reporting may be adversely affected, which could adversely affect our business, investor confidence and the market price of our securities.

•	Our ability to exclusively commercialize our drug candidates may decrease if we are unable to protect our intellectual property rights or if these rights are insufficient for our purposes.

Our Corporate and Other Information

We were incorporated as a société anonyme (limited liability company) on December 4, 2013 and registered at the Paris Trade and Company Register on December 27, 2013 for a period of 99 years until December 22, 2112, subject to extension or early dissolution, under the number 799 363 718. Our principal executive offices are located at 7-11 boulevard Haussmann 75009 Paris, France, and our telephone number is +33 (0) 1 53 83 08 41. We have one wholly owned subsidiary, Abivax LLC, a Delaware limited liability company, formed on March 20, 2023. Our agent for service of process in the United States is CT Corporation System, 1015 15th Street N.W., Suite 1000, Washington, D.C. 20005. We also maintain a website at www.abivax.com. The reference to our website is an inactive textual reference only, and the information contained in, or that can be accessed through, our website is not a part of this prospectus.

We intend to make our reports and other information filed with or furnished to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus. The SEC maintains an internet site at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As an emerging growth company, we may take advantage of certain reduced disclosure and other requirements that are otherwise generally applicable to public companies.

These provisions include:

•	exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

•

the ability to present only two years of audited financial statements in addition to any required interim financial statements and correspondingly reduced disclosure in management’s discussion and analysis of financial condition and results of operations in the registration statement for the global offering of which this prospectus forms a part; and

•

to the extent that we no longer qualify as a foreign private issuer: (i) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and (ii) exemptions from the requirements of holding a non-binding advisory vote on executive compensation, including golden parachute compensation.

We may take advantage of these provisions for up to five years or until such earlier time that we no longer qualify as an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of: (i) the last day of the fiscal year in which our annual gross revenues exceed $1.235 billion; (ii) the first day of the year following the first year in which, as of the last business day of our most recently completed second fiscal quarter, the market value of our common equity held by non-affiliates exceeds $700 million; (iii) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the previous three years; and (iv) the last day of the fiscal year ending after the fifth anniversary of our initial public offering of our ADSs.

We may choose to take advantage of some but not all of these exemptions. For example, Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (“the Securities Act”), for complying with new or revised accounting standards. Given that we currently report and expect to continue to report under IFRS, as issued by the IASB, we have irrevocably elected not to avail ourselves of this extended transition period, and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB. Since IFRS make no distinction between public and private companies for purposes of compliance with new or revised accounting standards, the requirements for our compliance as a private company and as a public company are the same. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities.

Implications of being a Foreign Private Issuer

We are also considered a “foreign private issuer” under U.S. securities laws. In our capacity as a foreign private issuer, we are exempt from certain rules under the Exchange Act, which impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States. For additional information relating to our principal shareholders, see “Principal Shareholders.”

We have taken advantage of certain reduced reporting and other requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities.

THE GLOBAL OFFERING

Global offering	ordinary shares offered by us, consisting of ordinary shares in the form of ADSs offered in the U.S. offering and ordinary shares offered in the European private placement. The closing of the U.S. offering and the European private placement will occur simultaneously. The total number of ordinary shares (including in the form of the ADSs) in the U.S. offering and the European private placement is subject to reallocation between these offerings, as permitted under the applicable laws and regulations.

U.S. offering	ADSs, each representing one ordinary share.

European private placement	ordinary shares.

Offering price	The offering price per ADS in U.S. dollars and the corresponding offering price per ordinary share in euros will be determined through negotiations between us and the representatives of the underwriters, and by reference to the prevailing market prices of our ordinary shares on Euronext Paris after taking into account market conditions and other factors, but will not be lower than 85% of the volume-weighted-average price of our ordinary shares on Euronext Paris for the fifteen (15) trading days preceding the day the offering price is determined.

Purchaser Restrictions	Under the authority granted by our shareholders to conduct the global offering, the ADSs and ordinary shares that we are offering may only be purchased initially by (i) French or foreign individuals, legal entities, including companies, trusts or investment funds or other investment vehicles of any kind, investing, as a main activity, or having invested more than €1 million during the 24 months preceding the considered capital increase (a) in the pharmaceutical sector; and/or (b) in a growth stock listed on a regulated market or a multilateral negotiation system (type Euronext Growth) considered as “community small and medium-sized companies” in the meaning of annex I to the Regulation (CE) No. 651/2014 of the European Commission of June 17, 2014; (ii) one or more of our strategic partners, located in France or abroad, who has (have) entered into or will enter into one or more partnership agreements (development, co-development, distribution, manufacturing agreements, etc.) or commercial agreements with us (or a subsidiary) and/or companies we control, that control us or are controlled by the same person(s), directly or indirectly, within the meaning of Article L. 233-3 of the French Commercial Code; and/or (iii) any French or foreign investment services provider, or any foreign institution having an equivalent status, likely to guarantee the realization of an issue intended to be placed with the persons referred to in (i) and/or (ii) above and, in this context, to subscribe the securities issued.

Ordinary shares (including ordinary shares in the form of ADSs) to be outstanding immediately after the global offering	ordinary shares.

Option to purchase additional ADSs and/or ordinary shares in the global offering	We have agreed to issue, at the option of the underwriters, within 30 days after the date of this prospectus, up to an aggregate of additional ordinary shares (representing up to 15% of the initial size of the global offering).

American Depositary Shares (or ADSs)	Each ADS represents one ordinary share, par value €0.01 per share. Purchasers of ADSs in the U.S. offering will have the rights of an ADS holder as provided in the deposit agreement among us, the depositary and all holders and beneficial owners of ADSs issued thereunder. To better understand the terms of the ADSs, purchasers of ADSs should carefully read the section in this prospectus titled ‘‘Description of American Depositary Shares.’’ We also encourage purchasers of ADSs to read the deposit agreement, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Depositary	Citibank, N.A.

Use of proceeds	We estimate that we will receive net proceeds from the global offering of approximately € million ($ million), based on an assumed offering price of $ per ADS, or € per ordinary share, the closing price of our ordinary shares on Euronext Paris on , 2023, after deducting the estimated underwriting commissions and estimated offering expenses payable by us. We intend to use the net proceeds from the global offering, together with our existing resources as follows:

•	approximately € million to € million ($ million to $ million) to fund the development of obefazimod for UC;

•	approximately € million to € million ($ million to $ million) to fund the development of obefazimod for CD; and

•	the remainder, if any, for working capital and for other general corporate purposes.

We may also use a portion of the remaining net proceeds and our existing cash and cash equivalents to in-license, acquire, or invest in complementary businesses, technologies, products or assets. However, we have no current commitments or obligations to do so.

See “Use of Proceeds” for more information.

Dividend policy	We do not expect to pay any dividends on the ordinary shares or ADSs in the foreseeable future.

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors to consider carefully before deciding to invest in the ordinary shares or ADSs.

Proposed Nasdaq Global Market symbol for our ADSs	“ABVX”

Euronext Paris trading symbol for our ordinary shares	“ABVX”

The number of ordinary shares (including ordinary shares in the form of ADSs) that will be outstanding after the global offering is based on 42,547,568 ordinary shares outstanding as of June 30, 2023 and excludes:

•

308,984 ordinary shares issuable upon the exercise of share warrants (BSA) outstanding as of June 30, 2023 at a weighted-average exercise price of €7.57 per ordinary share (or $8.24) based on the exchange rate in effect as of June 30, 2023;

•

422,909 ordinary shares issuable upon the exercise of founder’s share warrants (BCE) outstanding as of June 30, 2023 at a weighted-average exercise price of €9.77 per ordinary share (or $10.64) based on the exchange rate in effect as of June 30, 2023;

•

769,834 ordinary shares issuable upon the conversion of convertible bonds (OCEANE) outstanding as of June 30, 2023 at a weighted-average conversion price of €32.47 per ordinary share (or $35.36) based on the exchange rate in effect as of June 30, 2023; and

•	4,413,543 ordinary shares reserved for future issuance under our share-based compensation plans and other delegations of authority from our shareholders.

References to outstanding ordinary shares included in this prospectus include 11,487 treasury shares issued by us as of June 30, 2023. Except as otherwise noted, the information in this prospectus assumes no exercise by the underwriters of their option to purchase                      additional ADS and/or ordinary shares in the global offering and no exercise of share subscription warrants or vesting of free shares or other equity awards subsequent to June 30, 2023.

SUMMARY FINANCIAL DATA

The following tables summarize our historical financial data. We derived the summary statement of income (loss) for the years ended, December 31, 2022 and 2021 from our audited financial statements included elsewhere in this prospectus. Our audited financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and endorsed by the European Union (the “EU”).

The summary interim condensed consolidated statements of income (loss) for the six months ended June 30, 2023 and 2022 and summary interim condensed consolidated financial position data as of June 30, 2023 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus, prepared in accordance with IAS 34, Interim Financial Reporting, the standard of IFRS applicable to interim financial statements.

The following summary financial data for the periods as of the dates indicated are qualified by reference to and should be read in conjunction with our audited financial statements and related notes and our unaudited interim condensed consolidated financial statements and related notes included elsewhere in this prospectus, as well as the sections entitled “Presentation of Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Our historical results for any prior period do not necessarily indicate our expected results for any future period, and our interim results are not necessarily indicative of the results that may be expected for a full fiscal year.

Summary Statement of Income (Loss)

(in thousands of euros)	Year Ended December 31		For the Six Months Ended June 30,
	2021	2022	2022	2023
Other operating income	€11,961	€4,583	€2,284	€

Total operating income	11,961	4,583	2,284

Research and Development expenses	(47,781)	(48,295)	(15,107)
General and administrative	(5,580)	(7,492)	(2,223)
Goodwill impairment loss	—	(13,632)	(10,986)

Total operating expenses	(53,361)	(69,419)	(28,317)

Operating loss	(41,400)	(64,836)	(26,033)

Financial expenses	(3,561)	(7,022)	(2,346)
Financial income	2,509	11,118	7,195

Financial income (loss)	(1,052)	4,096	4,849

Income tax	—	—	—

Net loss	€(42,452)	€(60,740)	€(21,183)

Loss per share (€/share)
Weighted average number of outstanding shares used for computing basic/diluted loss per share	15,455,991	19,092,442	16,759,215

Basic / diluted loss per share (€/share)	(2.75)	(3.18)	(1.26)

Summary Condensed Consolidated Statement of Financial Position Data

(in thousands of euros)	As of June 30, 2023
	Actual	As Adjusted(1)
Cash and cash equivalents	€	€
Total assets
Total shareholders’ equity
Total non-current liabilities
Total current liabilities
Total liabilities and shareholders’ equity

(1)

As adjusted to give effect to the issuance and sale of                  ordinary shares (including ordinary shares in the form of ADSs) in the global offering at the assumed initial offering price of €         per ordinary share ($         per ADS), which is the last reported closing price of our ordinary shares on Euronext Paris on June 30, 2023, after deducting the estimated underwriting commissions and estimated offering expenses payable by us. The as adjusted information presented above is illustrative only and will depend on the actual initial public offering price and other terms of the global offering determined at pricing, including the amount by which actual offering expenses are higher or lower than estimated. Each €1.00 ($        ) increase or decrease in the assumed offering price of €         per ordinary share ($         per ADS), which is the last reported sale price of our ordinary shares on Euronext Paris on June 30, 2023 would increase or decrease as adjusted cash and cash equivalents, premiums related to share capital, total shareholders’ equity and total capitalization by €         million ($         million), assuming that the number of ordinary shares (which may be in the form of ADSs) offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting commissions and estimated offering expenses payable by us. We may also increase or decrease the number of ordinary shares (including ordinary shares in the form of ADSs) we are offering. An increase or decrease in the number of ordinary shares (which may be in the form of ADSs) offered by us by 1,000,000 ordinary shares (which may be in the form of ADSs) would increase or decrease as adjusted cash and cash equivalents, premiums related to share capital, total shareholders’ equity and total capitalization by €         million ($         million), assuming that the assumed offering price remains the same, and after deducting the estimated underwriting commissions and estimated offering expenses payable by us.

RISK FACTORS

An investment in our ordinary shares (including ordinary shares in the form of ADSs) involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the information contained in this prospectus, including our financial statements and the related notes, before making an investment decision regarding the ordinary shares (including ordinary shares in the form of ADSs). If any of the following risks are realized, our business, financial condition, results of operations or prospects could be materially and adversely affected. In that event, the market price of our securities could decline, and you could lose part or all of your investment. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to our Financial Position and Need for Additional Capital

We are a clinical-stage company with a limited operating history and no approved products and no historical product revenues, which makes it difficult to assess our future prospects and financial results.

We are a clinical-stage biopharmaceutical company with a limited operating history upon which you can evaluate our business and prospects. We were incorporated as a société anonyme (limited liability company) on December 4, 2013 and, to date, we have focused primarily on organizing and staffing our company, business planning, raising capital, identifying, acquiring and in-licensing our drug candidates, establishing our intellectual property portfolio, conducting research, preclinical studies and clinical trials, establishing arrangements with third parties for the manufacture of our drug candidates and related raw materials, and providing general and administrative support for these operations. Investment in product development in the healthcare industry, including of biopharmaceutical products, is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential drug candidate will fail to demonstrate adequate effect or an acceptable safety profile, gain regulatory approval or become commercially viable. As a result, our ability to reduce our losses and reach consistent profitability from product sales is unproven, and we may never sustain profitability. We have no products approved for commercial sale and have not generated any revenue from product sales to date.

Our ability to generate revenue from product sales and achieve and maintain profitability depends on our ability, alone or with any future collaborators, to successfully complete the development of, and obtain the regulatory approvals necessary to commercialize, our lead drug candidate, obefazimod. Our prospects, including our ability to finance our operations and generate revenue from product sales, therefore will depend substantially on the development and commercialization of obefazimod, as other programs in our preclinical portfolio are still in earlier stages of development. Since our inception in 2013, the majority of our operating income has been derived from our reliance on research collaborations unrelated to obefazimod, and we do not anticipate generating revenue from product sales for the next several years, if ever. Our ability to generate revenue from product sales depends heavily on our or any future collaborators’ success in:

•	timely and successful completion of clinical development of obefazimod, our lead drug candidate;

•	obtaining and maintaining regulatory and marketing approval for obefazimod and any future drug candidates for which we successfully complete clinical trials;

•

launching and commercializing any drug candidates for which we obtain regulatory and marketing approval by establishing a sales force, marketing and distribution infrastructure or, alternatively, collaborating with a commercialization partner;

•

obtaining coverage and adequate reimbursement from government and third-party payors for our current or any future drug candidates, if approved, both in the United States and internationally, and reaching acceptable agreements with foreign government and third-party payors on pricing terms;

•

developing, validating and maintaining a commercially viable, sustainable, scalable, reproducible and transferable manufacturing process for obefazimod or any future drug candidates that are compliant with current good manufacturing practices;

•

establishing and maintaining supply and manufacturing relationships with third parties that can provide an adequate amount and quality of drugs and services to support our planned clinical development, as well as the market demand for obefazimod and any future drug candidates, if approved;

•

obtaining market acceptance, if and when approved, of obefazimod or any future drug candidates as a viable treatment option by physicians, patients, third-party payors and others in the medical community;

•	effectively addressing any competing technological and market developments;

•	implementing additional internal systems and infrastructure, as needed;

•	negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter, and performing our obligations pursuant to such arrangements;

•	maintaining, protecting and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how;

•	avoiding and defending against third-party interference or infringement claims; and

•	attracting, hiring and retaining qualified personnel.

We have incurred considerable losses historically, which we anticipate will continue and may increase in the future.

Since our inception, we have incurred net losses. For the years ended December 31, 2022 and 2021, we incurred net losses of €60.7 million and €42.5 million, respectively. As of June 30, 2023, we had an accumulated deficit of €             million.

We have devoted most of our financial resources to research and development, including our clinical and preclinical development activities. Even if we obtain regulatory approval to market a drug candidate, our future revenues will depend upon the size of any markets in which our drug candidates have received approval and our ability to achieve sufficient market acceptance, reimbursement from third-party payors and adequate market share for our drug candidates in those markets. There can be no assurance that we will ever earn any revenues or revenues sufficient to offset past, current and future losses or achieve profitability, which would impair our ability to sustain our operations. Moreover, even if we achieve profitability, such profitability may not be sustainable. Any inability to generate sustained profits could have a material adverse effect on our business, prospects, financial condition, cash flows and results of operations.

We expect to continue to incur significant expenses and operating losses for the foreseeable future. We do not anticipate achieving profitability in the future unless we obtain the regulatory approvals necessary to commercialize obefazimod and any additional drug candidates that we may pursue in the future. We anticipate that our expenses will increase substantially if, and as, we:

•	timely and successfully complete clinical development of obefazimod, our clinical-stage drug candidate;

•	seek and maintain regulatory and marketing approvals for obefazimod and any future drug candidates for which we successfully complete clinical trials;

•	continue the preclinical and clinical development of our drug candidates;

•	expand the scope of our current clinical trials for our drug candidates;

•	begin new clinical trials for our drug candidates;

•	develop, scale and validate our commercial manufacturing capabilities for our drug candidates;

•

establish a sales, marketing and distribution infrastructure to commercialize any drugs for which we may obtain marketing approval for which we have not entered into a collaboration with a third-party;

•	seek to discover, identify and validate additional drug candidates;

•	acquire or in-license other drug candidates and technologies;

•	make milestone, royalty or other payments under in-license or collaboration agreements;

•	obtain, maintain, protect, enforce and expand our intellectual property portfolio;

•	attract new and retain existing skilled personnel; and

•	create additional infrastructure to support our operations as a U.S. public company.

In addition, following the issuance of royalty certificates in September 2022 and other royalties that may become payable under our royalty agreements, the payment of royalties in the event of commercialization of obefazimod will result in a decrease in cash flows generated by sales of the product, which could have an unfavorable impact on our financial position, particularly at the beginning of the commercialization phase.

The net losses we incur may fluctuate significantly from quarter-to-quarter and year-to-year, such that a period-to-period comparison of our results of operations may not be a good indication of our future performance. In any particular period or periods, our operating results could be below the expectations of securities analysts or investors, which could cause the price of the ordinary shares (which may be in the form of ADSs) to decline. An increase in operational losses would have a material adverse effect on our business, financial position, income, growth and outlook.

Even if we consummate the offering, we will require substantial additional funding, which may not be available on acceptable terms or at all, and failure to obtain this necessary capital may force us to delay, limit or terminate our product development efforts or other operations.

Our operations have consumed substantial amounts of cash since inception. We are currently advancing obefazimod through clinical development and conducting preclinical studies with respect to other programs. Developing drug candidates is expensive, lengthy and risky, and we expect our research and development expenses to increase substantially in connection with our ongoing activities, particularly as we seek to advance obefazimod toward commercialization. If our clinical trials are successful and we obtain regulatory approval for drug candidates that we develop, we will incur commercialization expenses before these drug candidates are marketed and sold.

As of June 30, 2023, our cash and cash equivalents were €             million. We expect that the net proceeds from the global offering and our existing cash and cash equivalents (after taking into account deduction of current financial liabilities) will be sufficient to fund our current operations for at least the next          months. However, our operating plans may change as a result of a variety of factors, and we may need to seek additional funds sooner than planned. In any event, we will require additional capital to pursue preclinical and clinical activities, obtain regulatory approval for and commercialize our drug candidates. More specifically, we will require additional funding to further advance our Phase 3 clinical trials in UC.

Until we can generate sufficient product or royalty revenue to finance our cash requirements, which we may never do, we may seek additional financing in the form of public or private equity or debt financings, government or other third-party funding, marketing and distribution arrangements and collaborations, strategic alliances and licensing arrangements or a combination of these sources.

The amount and timing of our funding needs will depend on factors that are largely outside of our control, such as:

•	higher costs and slower-than-expected progress on our research and development programs and clinical trials;

•	costs related to preparing, filing, enforcing and maintaining our patents and other intellectual property rights;

•	the scope of the research required and time needed to sign licensing agreements with industrial partners;

•	the expenses needed to respond to technological and market developments;

•	higher costs and longer-than-expected lead times obtaining regulatory authorizations, including time for preparing application dossiers for the relevant authorities; and

•	new opportunities for developing new products or acquiring technologies, products or companies.

Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and, if approved, commercialize our drug candidates. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Under French law, our share capital may be increased only with shareholders’ approval at an extraordinary general shareholders’ meeting on the basis of a report from the board of directors. In addition, the French Commercial Code imposes certain limitations on our ability to price certain offerings of our share capital without preferential subscription rights (droit préférentiel de souscription), which limitation may prevent us from successfully completing any such offering. See “Description of Share Capital—Rights, Preferences and Restrictions Attaching to Ordinary Shares (Articles 7, 11, 30, 31 and 32 of the By-Laws).” To the extent that we raise additional capital, the terms of any financing may adversely affect the holdings or the rights of our shareholders and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our ordinary shares (which may be in the form of ADSs) to decline. The sale of additional equity or convertible securities will dilute our shareholders ownership interest. The incurrence of indebtedness would result in increased fixed payment obligations and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. To the extent that we raise additional funds through arrangements with research and development partners or otherwise, we may be required to relinquish some of our technologies, drug candidates or revenue streams, license our technologies or drug candidates on unfavorable terms, or otherwise agree to terms unfavorable for us. If we are unable to obtain adequate financing, we may be required to delay, reduce or eliminate the number or scope of our projects and drug candidates (including our preclinical studies and clinical trial programs). In order to obtain financing, we may be required to relinquish rights to some of our technologies or drug candidates or otherwise agree to terms unfavorable to us. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the commercialization of any drug candidate or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could impair our prospects.

Our financial statements contain a footnote describing management’s assumption regarding our ability to continue as a going concern, which could prevent us from obtaining new financing on reasonable terms or at all.

Our independent registered public accounting firm included an emphasis of matter in its report that our financial statements, included elsewhere in this prospectus, have been prepared assuming that we will continue as a going concern. We have incurred net losses of €60.7 million and €42.5 million for the years ended December 31, 2022 and 2021, respectively. As of June 30, 2023, we had an accumulated deficit of €             million. Recurring losses may cast significant doubt or raise substantial doubt about our ability to continue as a going concern.

There cannot be any assurance that we will be successful in obtaining necessary financing in the future to continue as a going concern or achieve profitability. We expect that we will need to raise additional capital following the completion of this equity offering in order to complete the necessary trials to achieve commercial viability of some or all of our drug candidates. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products. The sale of additional equity may dilute existing shareholders and newly issued shares may contain senior rights and preferences compared to currently outstanding ordinary shares. Issued debt securities may contain covenants and limit our ability to pay dividends or make other distributions to our shareholders. If we are unable to obtain such additional financing, future operations (such as our clinical development programs) would need to be scaled back or discontinued. These factors may raise substantial doubt about our ability to continue as a going concern.

There are material weaknesses in our internal controls over financial reporting and if we are unable to maintain effective internal controls over financial reporting, the accuracy and timeliness of our financial reporting may be adversely affected, which could adversely affect our business, investor confidence and the market price of our securities.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting for external purposes in accordance with international financial reporting standards. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of our assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

We must maintain effective internal controls over financial reporting in order to accurately and timely report our results of operations and financial condition. In addition, as a public company listed in the United States, the Sarbanes-Oxley Act will require, among other things, that we assess the effectiveness of our internal controls over financial reporting at the end of each fiscal year, starting with the end of the first full fiscal year after the completion of the U.S. offering. However, our independent registered public accounting firms will not be required to attest to the effectiveness of our internal controls over financial reporting for so long as we are an “emerging growth company,” which may be up to five fiscal years following the date of this U.S. offering. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not.

Our management has not completed an assessment of the effectiveness of our internal controls over financial reporting, and our independent registered public accounting firms have not conducted an audit of our internal controls over financial reporting. In conjunction with preparing our financial statements as of and for the years ended December 31, 2022 and 2021, material weaknesses in our internal controls over financial reporting were identified. These material weaknesses related to a lack of risk assessment, as well as formal, documented and implemented processes, controls and review procedures, specifically due to a lack of a sufficient number of professionals with an appropriate level of internal control knowledge, training and experience. These material weaknesses could result in material inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis.

We are developing a remediation plan to address these material weaknesses and strengthen our controls in these areas. In this regard, we have started to reorganize our finance and accounting function by hiring additional experienced employees to provide more review and oversight over our financial processes. While we are working to remediate the material weaknesses as quickly and efficiently as possible, we cannot at this time provide the expected timeline in connection with implementing our remediation plan. As of December 31, 2022, we had not yet completed remediation of these material weaknesses. These remediation measures may be time-consuming and costly and might place significant demands on our financial and operational resources. There is no assurance that the actions we may take in the future will be sufficient to remediate the control deficiencies that led to these material weaknesses in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses.

The rules governing the standards that will have to be met for our management to assess our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act are complex and require significant documentation, testing and possible remediation. These stringent standards require that our audit committee be advised and regularly updated on management’s review of internal controls over financial reporting. We have begun the process of designing, implementing, and testing the internal controls over financial reporting required to comply with this obligation. This process is time-consuming, costly, and complicated. Our management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable to us as a public company listed in the United States. If we fail to staff our accounting and finance function adequately or maintain internal controls over financial reporting adequate to meet the demands that will be placed upon us as a public company listed in the United States, our business and reputation may be harmed and the price of our ordinary shares and ADSs may decline. In addition, undetected material weaknesses in our internal controls over financial reporting could lead to restatements of financial statements and require us to incur the expense of remediation. Any of these developments could result in investor perceptions of us being adversely affected, which could cause a decline in the market price of our securities.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our growth will place significant additional pressure on our system of internal control over financial reporting. Any failure to maintain an effective system of internal control over financial reporting could limit our ability to report our financial results accurately and timely or to detect and prevent fraud.

Significant impairment of our goodwill could materially impact our financial position and results of our operations.

We carry a goodwill balance, which is allocated to obefazimod and ABX196 cash generating units, on our balance sheet as a result of past business acquisitions, including with respect to obefazimod and ABX196. We are required to review our goodwill for impairment on an annual basis or more frequently if events or changes in circumstances indicate evidence of impairment. For the year ended December 31, 2022, we recorded a goodwill impairment loss of €13.6 million. The goodwill impairment loss was related to an impairment test conducted with respect to the ABX196 cash-generating unit as a result of significant external changes in the hepatocellular carcinoma treatment landscape, which are expected to require a new, lengthy, heavy and risky internal development process (use of a combination of compounds). As such, due to the lack of progress made in the negotiation of a development partnership, we made the decision to freeze the development program for ABX196 in the treatment of hepatocellular cancer, which led to full impairment of ABX196 goodwill. In July 2023, we have decided to completely stop our ABX196 program, which will be reflected in our next financial statements. There can be no assurance that, based on the results of our annual goodwill impairment tests, we will not be required to identify further goodwill impairment losses, which could have a material adverse effect on our results of operations.

We have significant debt commitments, which require us to meet certain operating covenants, and if we fail to comply with those covenants the bondholders would be able to accelerate our repayment obligations. Additionally, the conversion of some or all of our bonds into ordinary shares would dilute the ownership interests of existing shareholders.

On October 12, 2020, we entered into a bonds issue agreement with Kreos Capital entities (“KC”), pursuant to which we issued bonds in a total principal amount of €15 million, comprised of (i) a €10 million tranche (the

“Second Tranche A Notes”) and a €5 million tranche (the “Second Tranche B Notes”), with an option to issue an additional €5 million tranche (the “Second Tranche C Notes” and collectively with the Second Tranche A Notes and the Second Tranche B Notes, the “Second KC Notes”). The Second Tranche A Notes were issued in October 2020, and the Second Tranche B Notes were issued in November 2020. The Second KC Notes rank pari passu with the First KC Notes. The bond documentation includes certain restrictive covenants and prepayment provisions, as well as exit fees. If we breach our obligations, it could result in default and trigger an early repayment of the bond. There is no guarantee that we would have the necessary resources to fund an advance repayment of the bond.

On July 30, 2021, we issued €25 million 6% convertible senior unsecured and unsubordinated bonds due July 30, 2026 corresponding to 654,621 convertible bonds (the “OCEANE bonds”). The OCEANE bonds are exchangeable, at the option of the bondholders, for new or existing shares and bear interest at a rate of 6% per annum, payable semi-annually on January 30 and July 30 of each year, beginning January 30, 2022. The nominal value of each OCEANE bond was set at €38.19, representing a conversion/exchange premium of 25% over the reference share price and corresponding to the placing price of the newly-issued shares in the concurrent accelerated bookbuilding process announced on July 22, 2021. The issue price of each OCEANE bond was €38.19, representing 100% of the principal amount. The exchange ratio was adjusted on January 30, 2023 in accordance with the terms and conditions of the OCEANE bonds by a decrease of the conversion price to €32.47 per share. The number of underlying shares has increased from 654,621 to 769,834 shares. The exchange ratio will further be adjusted if the adjusted conversion ratio is higher than the updated conversion ratio on July 30, 2023 and January 30, 2024. The exchange ratio may be adjusted in the event of certain financial transactions being undertaken by us as set out in the terms and conditions of the OCEANE bonds. Prior to maturity, bondholders have the right to receive new and/or existing shares by way of set-off against amounts owed under the OCEANE bonds. Exercising this right results in the cancellation of the OCEANE bonds for which it is exercised. We may suspend this right for a period of up to three months in the event of a share capital increase or other financial transaction as set out in the terms and conditions of the OCEANE bonds.

In June 2020, we obtained a non-dilutive financing in the form of a State-guaranteed loan of €5.0 million. The loan was structured with an initial maturity of 12 months at 0.25% and a five-year extension option. In March 2021, we exercised the five-year extension option with a one-year deferral of principal repayment, with the following conditions: (i) a revised interest rate of 0.58% per annum, excluding insurance and State-guaranteed premium; and (ii) a State-guaranteed premium of €0.1 million to be paid by installments over the contract period starting in June 2021.

The loan includes certain customary covenants and prepayment provisions. The negative covenants include an undertaking not to dispose of all or part of our assets for more than 50% of the gross value of our fixed assets. If we breach our obligations under the contract, it could result in default and thus trigger an early repayment of the loan. There is no guarantee that we would have the necessary resources to cope with an advance repayment demand of the loan. We can also not guarantee that we will have sufficient cash to make the scheduled payments.

There is also no guarantee that we will have sufficient cash to pay the bonds issued to KC at maturity, which could have a negative impact on our business as security interests have been granted on our principal tangible and intangible assets: in particular, on our goodwill, intellectual property rights relating to our main drug candidates, as well as a pledge of our bank accounts and claims. There is also no guarantee that we will have sufficient cash to make the scheduled payments on the OCEANE bonds or the State-guaranteed loan, which could have a material adverse effect on our business, financial position and results of operations. Any failure to make scheduled payments or trigger for early repayment of the loan could have a material adverse effect on our business, financial position, income, growth and outlook.

We rely on grants and subsidies, which may not continue to be available and we may be forced to repay conditional advances prematurely if we fail to comply with our contractual obligations under certain innovation grant agreements.

We have received various grants and conditional advances from Bpifrance under various development programs, in a total amount of €20.1 million as of December 31, 2022. In the event that we do not comply with the contractual conditions stipulated in the aid agreements we have entered into, we may have to repay the sums advanced early. Such premature repayment could deprive us of the necessary financial resources for our research and development projects and we cannot guarantee that we will find necessary additional financial resources, the timeline for or the possibility of replacing these financial resources with others. We cannot guarantee that we will have the necessary resources to cope with an early repayment. A material repayment would result in a material adverse effect on our business, operations, financial position, income, growth, and outlook.

In addition, the amount and date of payment of current and future grants and subsidies depend on many factors that are not in our control, including possible non-distribution decisions or the freezing of funds, as well as the achievement of key milestones previously agreed on with Bpifrance. Delays or failure in obtaining or replacing these grants and subsidies in the future could have a material adverse effect on our business, financial position, income, growth and outlook.

Current equity agreements and convertible debt instruments may dilute our equity resulting in dilution to our shareholders, including purchasers of our ordinary shares (including in the form of ADSs) in this offering.

Since our incorporation, we have issued and granted founder warrants (“BCEs”) and stock subscription warrants (“BSAs”) and granted free bonus shares (“AGAs”) to persons linked to us and financing entities. We have also issued convertible bonds. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

The theoretical exercise of all the founder warrants and stock subscription warrant instruments giving access to our capital issued and outstanding as of June 30, 2023, excluding securities held by financing entities, would allow for the subscription of 731,893 potential new ordinary shares, resulting in a hypothetical dilution equal to 1.7% based on our existing share capital as of June 30, 2023.

In addition, the financing through the issue of OCEANE bonds confers entitlement to subscribe for 769,834 shares, given the adjustment of the conversion parity on January 30, 2023 in accordance with the terms and conditions of the OCEANE bonds. The hypothetical exercise in full of all these rights would also result in dilution. The full dilution resulting from the potential exercise of all financial instruments entitling their holders to our capital, which would result in the issue of 1,501,727 shares, corresponds to a potential dilution of 3.5% based on our fully diluted share capital as of June 30, 2023.

Furthermore, our general meeting of June 5, 2023 delegated authority to the board of directors (the “Board”) to carry out one or more capital increases and/or issues of securities giving access to our capital subject to the following limitations:

•

a total maximum nominal amount of the capital increases set at €500,000 (or the equivalent value of that amount in the event of an issue in another currency) with a total maximum nominal amount of the debt securities that may be issued set at €150,000,000 (or the equivalent value of that amount in the event of an issue in another currency); and

•

the shares that may be issued or allotted in the context of equity incentive plans (BSAs, stock options and/or AGA) may not exceed 10% of the share capital on a fully diluted basis recorded as of June 5, 2023.

Our failure to maintain certain tax benefits applicable to French biopharmaceutical companies may adversely affect our operations and finances.

As a French biopharmaceutical company, we have benefited from certain tax advantages, including, for example, the Research and Development Tax Credit (crédit impôt recherche) (“Research Tax Credit”), which is a French tax credit aimed at stimulating research and development. The Research Tax Credit can be offset against French corporate income tax due and the portion in excess, if any, may be refunded. The Research Tax Credit is calculated based on our claimed amount of eligible research and development expenditures in France and represents €4,476,000 for 2022. The French tax authorities, with the assistance of the Higher Education and Research Ministry, may audit each research and development program in respect of which a Research Tax Credit benefit has been claimed and assess whether such program qualifies in its view for the Research Tax Credit benefit. The French tax authorities may challenge our eligibility for, or our calculation of, certain tax reductions or deductions in respect of our research and development activities and, should the French tax authorities be successful, our credits may be reduced, which would have a negative impact on our results of operations and future cash flows. Furthermore, the French Parliament may decide to eliminate, or to reduce the scope or the rate of, the Research Tax Credit benefit, either of which it could decide to do at any time. If we fail to receive future Research Tax Credit amounts, our business, prospects, financial condition, cash flows or results of operations could be adversely affected.

We may be unable to carry forward existing tax losses.

As of June 30, 2023, our tax losses carried forward amounted to €            . In 2014, we acquired the companies Splicos, Wittycell and Zophis by means of a universal transfer of assets and liabilities. The tax losses carried forward of the three companies combined (Splicos, Wittycell and Zophis) amounted to €26,021,000 on the date of the mergers and transfer of remaining assets. The transfer to us of these losses was subject to a post-merger approval by the French tax authorities, which approved the transfer of a total amount of €22,531,000. As a result of the transfer of these tax losses to us, our tax losses carried forward amounted to €308,829,000 as at the end of 2022. To the extent we have continued conducting the business that led to these losses for a minimum period of three years, without making significant changes during this period, the transfer of such tax losses should be definitive. In France, the maximum amount of carried forward tax losses that can be written off against the tax profits of a given financial year is limited to €1 million plus 50% of the amount of taxable profits for the financial year exceeding €1 million. The outstanding tax losses remain valid and can be carried forward to be written off against tax profits of subsequent financial years subject to the same limit, for an unlimited period of time (subject to any “significant change of activity” at our level). It cannot be ruled out that regulatory or legislative changes in corporate taxation may suppress or limit all or part of the ability to use carried forward tax losses, or limit how long they can be used, to offset future profits. Changes in corporate taxation regarding the use of carried forward tax losses to offset future tax profits, could have a material adverse effect on our financial position and results of operations.

Risks Related to Product Development, Regulatory Approval and Commercialization

Drug candidates under development must undergo costly, rigorous and highly regulated preclinical studies and clinical trials, whose time of completion, number and outcomes are uncertain.

The development of a drug candidate is a long and expensive process with an uncertain outcome, progressing in several phases, where the objective is to demonstrate the therapeutic benefit provided by the drug candidate for one or more indications. Any failure during the various preclinical and clinical phases for a given indication could delay development, production and commercialization of the therapeutic product concerned or even lead to discontinuing its development. Identifying potential drug candidates and conducting preclinical testing and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the data or required results required to obtain regulatory approval and achieve commercialization.

During clinical trials, we may encounter difficulties determining and recruiting patients with the appropriate profile. This profile could also vary depending on the different phases of these clinical trials. Patients might then not be recruited according to a timetable compatible with our financial resources which may result in a harm to our operation results.

At each phase of clinical development, we must ask for authorization from the relevant authorities of various countries, according to our development plan, to conduct clinical trials and then present the results of the clinical trials to these authorities. The authorities may refuse to provide the authorizations necessary for clinical trials or have additional requirements (for example, relating to study protocols, patient characteristics, treatment durations, post-treatment follow-up, certain differences in interpreting results between local regulatory agencies), and in some cases may require additional studies. Any refusal or decision by health authorities to require additional trials or examinations would be likely to result in the discontinuation or delay of the development of the products concerned. An absence of or delay in therapeutic response could also result in the delay or even discontinuation of the development of our drug candidates.

We cannot guarantee that the development of our drug candidates will ultimately be successful, and especially within time frames compatible with our financial resources or market needs. Any failure or delay in the development of these products would have a material adverse effect on our business, income, financial position and outlook.

We are developing drug candidates for inflammatory diseases. To our knowledge, currently, there are no similar immunological treatments with a mechanism of action based on the upregulation on a single microRNA miR-124, with marketing authorization granted by competent regulatory authorities. As a result, the outlook is uncertain for the development and profitability of obefazimod in the area of inflammatory diseases, its efficacy and acceptance by patients, doctors and paying agencies. Animal testing does not necessarily predict the results that will be obtained in humans. Positive results for obefazimod during Phase 1 or Phase 2b or 3 clinical trials or those for all the products in the portfolio during their research or preclinical phases might not be confirmed by subsequent phases. Such outcomes could have a material adverse impact on our business, income, financial position and growth.

We are heavily dependent on the success of our drug candidates, in particular obefazimod, and we cannot be certain that obefazimod or any of our other current or future drug candidates will receive regulatory approval, and, without regulatory approval, we will not be able to market our drug candidates.

We currently have no drug candidates approved for sale, and we cannot guarantee that we will ever have marketable drug candidates. Our ability to generate revenue related to sales, if any, will in the near future depend entirely on the successful development and regulatory approval of obefazimod. In Europe and the United States, as well as in many other countries, access to the drug market is controlled and marketing must be authorized by a regulatory authority. Most of the time, this registration application is filed with a national health authority, except in the case of the European Union, where a centralized procedure for reviewing marketing authorization application (“MAA”) managed by the European Medicines Agency (“EMA”) exists for specific kind of medicinal products.

The research, testing, manufacturing, safety, efficacy, labeling, approval, sale, marketing and distribution of our drug candidates are, and will remain, subject to comprehensive and extensive regulation by the EMA in the European Union, the Food and Drug Administration (“FDA”) in the United States, the Pharmaceuticals and Medical Devices Agency (“PMDA”) in Japan and regulatory authorities in other countries, with regulations differing from country to country. Subject to limited exceptions, we are not permitted to market our drug candidates in the European Union, the United States or Japan until we receive approval of an MAA from the European Commission or (a) Member State(s) authority(ies) or a new drug application (“NDA”) from the FDA or the PMDA. We have not submitted any marketing applications for any of our drug candidates. Regulators of each jurisdiction have their own procedures for approval of drug candidates. Failure to obtain regulatory approval for our drug candidates in any jurisdiction will prevent us from commercializing and marketing our drug candidates in such jurisdictions, and marketing authorizations may be granted for narrow indications which may significantly reduce the market of our drug candidates.

Obtaining and maintaining marketing authorization, by country or by geographical area in the case of the European Union, presupposes compliance with the mandatory standards imposed by the regulatory authorities and submission to the authorities of a great deal of information about the new product regarding its toxicity, dosage, quality, efficacy and safety all over its life cycle. The authorization process is long and expensive, and the result of this process remains uncertain. We are therefore careful to continuously comply with good practices in order not to jeopardize our chances of ultimately obtaining, directly or via our business partners, marketing authorization for the products we are developing. Obtaining marketing authorization in a given country or geographical area does not automatically ensure or immediately lead to obtaining marketing authorization in other countries.

In order to obtain marketing authorization for one of our products, we may have to perform preclinical animal studies and complete human clinical trials in order to demonstrate the safety and efficacy of the product. In the event patients are exposed to unforeseen and serious risks, we or the regulatory authorities may choose to suspend or terminate these clinical trials.

MAAs, NDAs and similar authorizations must include extensive preclinical and clinical data and supporting information to establish the drug candidate’s safety and effectiveness for each desired indication. NDAs, MAAs and similar authorizations must also include significant information regarding the chemistry, manufacturing and controls for the drug. Obtaining approval of a MAA or a NDA is a lengthy, expensive and uncertain process, and we may not be successful in obtaining approval. The EMA, Member States national authorities, FDA and PMDA review processes can take years to complete and approval is never guaranteed. If we submit an NDA to the FDA, the FDA must decide whether to accept or reject the submission for filing. We cannot be certain that any submissions will be accepted for filing and review by the FDA. Regulators of other jurisdictions, such as the EMA and the PMDA, have their own procedures for the scientific evaluation or approval of drug candidates.

Even if a drug is approved, the FDA, the EMA or the PMDA, as the case may be, may limit the indications for which the drug may be marketed, require extensive warnings on the drug labeling or require expensive and time-consuming clinical trials or reporting as conditions of approval. Regulatory authorities in countries outside the European Union, the United States and Japan also have requirements for approval of drug candidates with which we must comply prior to marketing in those countries. Obtaining regulatory approval for marketing of a drug candidate in one country does not ensure that we will be able to obtain regulatory approval in any other country. In addition, delays in approvals or rejections of marketing applications in the European Union, the United States or other countries may be based upon many factors, including regulatory requests for additional analyses, reports, data, preclinical studies and clinical trials, regulatory questions regarding different interpretations of data and results, changes in regulatory policy during the period of drug development and the emergence of new information regarding our drug candidates or other drug candidates.

Even if we receive regulatory approval for any drug candidate, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense

Even if we receive approval of any of our drug candidates, such regulatory approval may be withdrawn, or such approvals may be contingent on ongoing obligations and continued regulatory review, which may result in significant additional expense. As a general matter, any regulatory approvals that we may receive for our drug candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export and recordkeeping for our drug candidates will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as ongoing compliance with current Good Manufacturing Practice (“GMP”) and Good Clinical Practice requirements (“GCPs”) for any clinical trials that we may continue to conduct. In addition, manufacturers of drug products and their facilities are subject to continual review and periodic, unannounced inspections by the FDA and other regulatory authorities for compliance with GMP regulations and standards. In addition, any regulatory approvals we may receive will require the submission of reports to regulatory authorities and surveillance to monitor the safety and efficacy of the drug candidate.

Additionally, our drug candidates, even if approved, may include limitations related to use restrictions for specified age groups, warnings, precautions or contraindications, and may include burdensome post-approval study or risk management requirements. For example, the FDA may require a risk evaluation and mitigation strategy (“REMS”) as a condition of approval of our drugs candidates, which could include requirements for a medication guide, physician training and communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools.

We may need to maintain or obtain a Good Manufacturing Practice (“GMP”) certificate in order to produce the immunotherapies that we are developing (for clinical trial purposes or during the commercialization phase). We cannot guarantee that we will obtain or be able to maintain this certificate, nor that certain additional constraints related to this certificate will not be imposed on us in the future. Any failure to follow and document adherence to such GMP regulations or other regulatory requirements may lead to significant delays in the availability of products for commercial sale or clinical trials, may result in the termination of or a hold on a clinical trial, or may delay or prevent filing or approval of marketing applications for our products. Failure to comply with applicable regulations could also result in the FDA or other applicable regulatory authorities taking various actions, including:

•	levying fines and other civil penalties;

•	imposing consent decrees or injunctions;

•	requiring us to suspend or put on hold one or more of our clinical trials;

•	suspending or withdrawing regulatory approvals;

•	delaying or refusing to approve pending applications or supplements to approved applications;

•	requiring us or our third-party manufacturers to suspend manufacturing activities or product sales, imports or exports;

•	requiring us to communicate with physicians and other customers about concerns related to actual or potential safety, efficacy, and other issues involving our products;

•	mandating product recalls or seizing products;

•	imposing operating restrictions; and

•	seeking criminal prosecutions.

The FDA generally requires two adequate and well-controlled clinical trials to support approval. In addition, we must scale up manufacturing and complete other standard preclinical studies and clinical trials. We cannot predict whether our future trials will be successful or whether regulators will agree with our conclusions regarding the preclinical studies and clinical trials we have conducted to date and will conduct in the future.

Failure to obtain authorization for our drug candidates in one or more jurisdictions, particularly in respect of our lead drug candidate, obefazimod, would have a material adverse effect on our business, outlook, financial position, results and development.

Our drug candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, or, if approval is received, require our drug candidates to be withdrawn from the market, require them to include safety warnings or otherwise limit their sales.

Undesirable side effects caused by our drug candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials, or even discontinuation and could result in a more restrictive label or the delay or denial of regulatory approval by the European Commission, FDA, PDMA or other comparable authorities in other jurisdictions. If severe side effects were to occur, or if one of our drug candidates is shown to have other unexpected characteristics, we may need to either restrict the use of such product to a smaller population or abandon development of such drug candidates.

If one or more of our drug candidates received marketing approval, and we or others later identify undesirable side effects caused by such drugs or negative interactions with other products or treatments (including, for example, as a result of interactions with other products once on the market), a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw approvals of such product;

•	regulatory authorities may require additional warnings on the product’s label;

•	we may be required to create a medication guide outlining the risks of such side effects for distribution to patients;

•	we could be sued and held liable for harm caused to patients;

•	physicians, healthcare payors, patients or the medical community in general may not recommend/use our products;

•	sales of the product may decrease significantly; and

•	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the particular drug candidate, if approved, and could have a material adverse effect on our business, prospects, financial condition, cash flows or results of operations.

Clinical failure can occur at any stage of clinical development. The results of earlier clinical trials as well as data from any interim analysis of ongoing trials are not necessarily predictive of future results and any drug candidate we advance through clinical trials may not have favorable results in later clinical trials.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Clinical failure can occur at any stage of our clinical development. Success in preclinical studies and early clinical trials, as well as data from any interim analysis of ongoing trials do not ensure that subsequent clinical trials will generate the same or similar results. A number of companies in the pharmaceuticals industry, including those with greater resources and experience than us, have suffered significant setbacks in Phase 3 clinical trials, even after seeing promising results in earlier clinical trials, and we could face similar setbacks. In some instances, there can be significant variation in safety or efficacy results between different clinical trials of the same drug candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the dosing regimen and other clinical trial protocols and the rate of dropout among clinical trial participants. Moreover, data obtained from preclinical and clinical activities is subject to varying interpretations, which may delay, limit or prevent regulatory approval. Any such delays or failures could negatively impact our business, financial condition, results of operation and prospects. The positive results generated in preclinical and clinical trials for obefazimod does not ensure that current or future trials will continue to demonstrate similar safety and/or efficacy results.

Drug candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and earlier clinical trials. In addition to the safety and efficacy traits of any drug candidate, clinical trial failures may result from a multitude of factors including flaws in trial design, dose selection, placebo effect and patient enrollment criteria. Based upon negative or inconclusive results, we or our collaborators may decide, or regulators may require us, to conduct additional clinical trials or preclinical studies. Further, data obtained from trials and studies are susceptible to varying interpretation, and regulators may not interpret our data as favorably as we do, which may delay, limit or prevent regulatory approval.

We cannot guarantee the commercial success of the drug candidates that we develop.

If we or one or more of our commercial partners succeeds in obtaining marketing authorization, allowing us or them to market the therapeutic products developed by us, it may nevertheless take time to gain the support of the medical community, health care providers and third-party payers.

The level of market acceptance for each of our products will depend on several factors, notably on the following:

•	prescribers’ perception of the product’s therapeutic benefit;

•	healthcare policies established in each of the countries in which we are considering marketing our products;

•	possible occurrence of adverse reactions once marketing authorization has been obtained;

•	ease of use of the product, especially relating to its mode of administration;

•	cost of treatment;

•	reimbursement policies of governments and other third parties;

•	effectiveness of sales and marketing efforts;

•	effective implementation of a scientific publication strategy;

•	willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•	prevalence and severity of any side effects;

•	development of one or more competing products for the same indication; and

•	restrictions on the use of the product together with medications.

Although the products we are developing are intended to provide a therapeutic response to a need that is presently unmet, poor market penetration resulting from one or more of the factors described above would have a negative impact on their commercialization and on our ability to generate profits, which could have a material adverse effect on our business, outlook, financial position, income and growth.

Our future may depend on our most advanced clinical development program, obefazimod, since our other drug candidates are in a less advanced stage of development.

Obefazimod is our most advanced drug candidate. Obefazimod has required, and may continue to require, significant investments of our time and financial resources, as well as the special attention of highly qualified staff. Consequently, if we were unable to obtain conclusive results in ongoing maintenance trials, Phase 3 of obefazimod in UC or Phase 2 of obefazimod in CD, it could have a material adverse effect on our business, outlook, financial position, results and development.

We may experience setbacks that could delay or prevent regulatory approval of our drug candidates or our ability to commercialize any products, including:

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negative or inconclusive results from our preclinical studies or clinical trials or the clinical trials of others for drug candidates similar to ours, leading to a decision or requirement to conduct additional preclinical testing or clinical trials or abandon a program;

•	product-related side effects experienced by subjects in our clinical trials or by individuals using drugs or therapeutics comparable to our drug candidates;

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delays in submitting investigational new drug applications in the United States or comparable foreign applications or delays or failure in obtaining the necessary approvals from regulators or institutional review boards (“IRBs”) or ethics committees to commence a clinical trial, or a suspension or termination of a clinical trial once commenced;

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if the FDA or comparable foreign authorities do not accept the earlier preclinical and clinical trial work, then we may need to conduct additional preclinical studies or clinical trials beyond that which we currently have planned and significant preclinical study or clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our drug candidates or allow our competitors to bring products to market before we do and impair our ability to successfully commercialize our drug candidates and may harm our business;

•	conditions imposed by the FDA or comparable foreign authorities regarding the scope or design of our clinical trials;

•	delays in contracting with clinical sites or enrolling subjects in clinical trials, including due to any health pandemic and/or other macroeconomic factors;

•	delays or interruptions in the supply of materials necessary for the conduct of our clinical trials;

•	regulators or IRBs or ethics committees may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

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the FDA or other comparable regulatory authorities may disagree with our clinical trial design, including with respect to dosing levels administered in our planned clinical trials, which may delay or prevent us from initiating our clinical trials with our originally intended trial design;

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delays in reaching, or failure to reach, agreement on acceptable terms with prospective trial sites, investigators and prospective contract research organizations (“CROs”) which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

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the number of subjects required for clinical trials of any drug candidates may be larger than we anticipate or subjects may drop out of these clinical trials or fail to return for post-treatment follow-up at a higher rate than we anticipate;

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our CROs for preclinical studies or clinical trials may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all, or may deviate from the clinical trial protocol or take actions that could cause clinical sites or clinical investigators to drop out of the trial, which may require that we add new clinical trial sites or investigators;

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greater than anticipated clinical trial costs, including as a result of delays or interruptions that could increase the overall costs to finish our clinical trials as our fixed costs are not substantially reduced during delays;

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we may elect to, or regulators, IRBs or Data Safety Monitoring Boards (“DSMBs”) may require that we or our investigators, suspend or terminate clinical research or trials for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks;

•	we may not have the financial resources available to begin and complete the planned trials, or the cost of clinical trials of any drug candidates may be greater than we anticipate;

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the supply or quality of our drug candidates or other materials necessary to conduct clinical trials of our drug candidates may be insufficient or inadequate to initiate or complete a given clinical trial;

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the FDA or other comparable foreign regulatory authorities may require us to submit additional data such as long term toxicology studies, or impose other requirements before permitting us to initiate a clinical trial, including because the FDA has not reviewed our preclinical or clinical data, to date, having been developed outside the United States;

•	inability to compete with other therapies;

•	poor efficacy of our drug candidates during clinical trials;

•	unfavorable FDA or other regulatory agency inspection and review of clinical trial sites or manufacturing facilities;

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unfavorable product labeling associated with any product approvals and any requirements for a Risk Evaluation and Mitigation Strategy (“REMS”) that may be required by the FDA or comparable requirements in other jurisdictions to ensure the benefits of an individual product outweigh its risks;

•	unfavorable acceptance of our clinical trial data by the patient or medical communities or third-party payors;

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delays and changes in regulatory requirements, policy and guidelines, including the imposition of additional regulatory oversight around clinical testing generally or with respect to our technology in particular; or

•	varying interpretations of data by the FDA and similar foreign regulatory agencies.

We do not have complete control over many of these factors, including certain aspects of clinical development and the regulatory submission process, potential threats to our intellectual property rights and our manufacturing, marketing, distribution and sales efforts or that of any future collaborator.

We may find it difficult to enroll patients in our clinical trials. If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

Patient enrollment is a significant factor in the timing of clinical trials, and the timing of our clinical trials will depend, in part, on the speed at which we can recruit patients to participate in our trials, as well as completion of required follow-up periods. We may not be able to initiate or continue clinical trials for our drug candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials to such trial’s conclusion as required by applicable regulatory authorities. The eligibility criteria of our clinical trials, once established, may further limit the pool of available trial participants.

Patient enrollment in clinical trials may be affected by other factors, including:

•	size and nature of the targeted patient population;

•	severity of the disease or condition under investigation;

•	availability and efficacy of approved therapies for the disease or condition under investigation;

•	patient eligibility criteria for the trial in question as defined in the protocol;

•	perceived risks and benefits of the drug candidate under study;

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clinicians’ and patients’ perceptions as to the potential advantages of the drug candidate being studied in relation to other available therapies, including any products that may be approved for, or any drug candidates under investigation for, the indications we are investigating;

•	efforts to facilitate timely enrollment in clinical trials;

•	patient referral practices of physicians;

•	the ability to monitor patients adequately during and after treatment;

•	proximity and availability of clinical trial sites for prospective patients;

•	continued enrollment of prospective patients by clinical trial sites; and

•	the risk that patients enrolled in clinical trials will drop out of such trials before completion.

Additionally, other pharmaceutical companies targeting these same diseases are recruiting clinical trial patients from these patient populations, which may make it more difficult to fully enroll any clinical trials. We also rely on, and will continue to rely on, CROs and clinical trial sites to ensure proper and timely conduct of our clinical trials and preclinical studies. Though we have entered into agreements governing their services, we will have limited influence over their actual performance. Our inability to enroll a sufficient number of patients for our clinical trials would result in significant delays or may require us to abandon one or more clinical trials altogether. Enrollment delays in our clinical trials may result in increased development costs for our drug candidates and jeopardize our ability to obtain regulatory approval for the sale of our drug candidates. Furthermore, even if we are able to enroll a sufficient number of patients for our clinical trials, we may have difficulty maintaining enrollment of such patients in our clinical trials.

We are developing certain of our drug candidates in combination with other therapies, and safety or supply issues with combination use products may delay or prevent development and approval of our therapeutic candidates.

We are developing certain of our drug candidates in combination with one or more approved or investigational therapies. Even if any drug candidate we develop were to receive marketing approval or be commercialized for use in combination with other existing therapies, we would continue to be subject to the risks that the FDA, European Commission, PDMA or similar foreign regulatory authorities could revoke approval of the therapy used in combination with our product or that safety, efficacy, manufacturing or supply issues could arise with any of those existing therapies. If the therapies we use in combination with our drug candidates are replaced as the standard of care for the indications we choose for any of our drug candidates, the EMA, FDA, PDMA or similar foreign regulatory authorities outside may require us to conduct additional clinical trials. The occurrence of any of these risks could result in our own products, if approved, being removed from the market or being less successful commercially.

We also may evaluate our drug candidates in combination with one or more therapies that have not yet been approved for marketing by the FDA, European Commission, PDMA or similar foreign regulatory authorities. We will not be able to market and sell any drug candidate we develop in combination with an unapproved therapy if that unapproved therapy does not ultimately obtain marketing approval. In addition, unapproved therapies face the same risks described with respect to our drug candidates currently in development, including the potential for serious adverse effects, delay in their clinical trials and lack of FDA, European Commission, or PDMA, or similar foreign regulatory authorities or PDMA approval.

If the FDA, European Commission or similar foreign regulatory authorities do not approve these other therapies or revoke their approval of, or if safety, efficacy, manufacturing, or supply issues arise with, the therapies we choose to evaluate in combination with our drug candidates, we may be unable to obtain approval of or market any such drug candidate.

We may conduct clinical trials for our drug candidates outside of the U.S., and the FDA may not accept data from such trials, in which case our development plans may be delayed, which could materially harm our business.

We have in the past conducted clinical trials or a portion of our clinical trials for our drug candidates outside the U.S. The acceptance of study data from clinical trials conducted outside the U.S. or another jurisdiction by the FDA or comparable foreign regulatory authority may be subject to certain conditions or may not be accepted at all. In cases where data from foreign clinical trials are intended to serve as the sole basis for marketing approval in the U.S., for example, the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the U.S. population and U.S. medical practice; (ii) the trials were performed by clinical investigators of recognized competence and pursuant to GCP regulations; and (iii) the data may be considered valid without the need for an on-site inspection by the FDA, or if the FDA considers such inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. In addition, even where the foreign study data are not intended to serve as the sole basis for approval, the FDA will not accept the data as support for an application for marketing approval unless the study is well-designed and well-conducted in accordance with GCP requirements and the FDA is able to validate the data from the study through an onsite inspection if deemed necessary. Many foreign regulatory authorities have similar requirements for clinical data gathered outside of their respective jurisdictions. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA or any comparable foreign regulatory authority will accept data from trials conducted outside of the U.S. or the relevant jurisdiction. If the FDA or any comparable foreign regulatory authority does not accept such data, it may result in the need for additional trials, which could be costly and time-consuming, and which may result in current or future drug candidates that we may develop not receiving approval for commercialization in the applicable jurisdiction.

Interim, “topline” and preliminary data from our clinical trials and preclinical studies that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publicly disclose interim, topline, or preliminary data from our clinical trials and preclinical studies, which is based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the interim, topline, or preliminary results that we report may differ from future results of the same studies or trials, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Topline and preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the topline or preliminary data we previously published. As a result, topline and preliminary data should be viewed with caution until the final data are available.

Interim data from clinical trials that we may complete are further subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Adverse differences between interim, topline, or preliminary data and final data could significantly harm our business prospects. Further, disclosure of such data by us or by our competitors could result in volatility in the price of our common stock.

Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular drug candidate or product and our company in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is material or otherwise appropriate information to include in our disclosure, and any information we determine not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities or otherwise regarding a particular drug candidate or our business. If the interim, topline, or preliminary data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, our drug candidates may be harmed, which could harm our business, operating results, prospects or financial condition.

Disruptions at the FDA and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire, retain or deploy key leadership and other personnel, prevent new or modified products from being developed, review, approved or commercialized in a timely manner or at all, which could negatively impact our business.

The ability of the FDA and foreign regulatory authorities to review and approve new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory, and policy changes, the FDA’s or foreign regulatory authorities’ ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the FDA’s or foreign regulatory authorities’ ability to perform routine functions. Average review times at the FDA and foreign regulatory authorities have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the FDA and other agencies, such as the EMA following its relocation to Amsterdam and resulting staff changes, may also slow the time necessary for new drugs or modifications to approved drugs and to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities.

Separately, in response to the global COVID-19 pandemic, the FDA postponed most inspections of domestic and foreign manufacturing facilities at various points. Even though the FDA has since resumed standard inspection operations of domestic facilities where feasible, the FDA has continued to monitor and implement changes to its inspectional activities to ensure the safety of its employees and those of the firms it regulates, and any resurgence of the virus or emergence of new variants may lead to further inspectional delays. Regulatory authorities outside the United States have adopted similar policy measures in response to COVID-19. If a prolonged government shutdown occurs, or if global health concerns prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

The FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses.

The FDA strictly regulates marketing, labeling, advertising and promotion of prescription drugs. These regulations include standards and restrictions for direct-to-consumer advertising, industry-sponsored scientific and educational activities, promotional activities involving the internet and off-label promotion. Any regulatory approval that the FDA grants is limited to those specific diseases and indications for which a product is deemed to be safe and effective by FDA. While physicians in the United States may choose, and are generally permitted, to prescribe drugs for uses that are not described in the product’s labeling and for uses that differ from those tested in clinical trials and approved by the regulatory authorities, our ability to promote any products will be narrowly limited to those indications that are specifically approved by the FDA.

If we are found to have promoted such off-label uses, we may become subject to significant liability. The U.S. federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. If we cannot successfully manage the promotion any drug candidates, if approved, we could become subject to significant liability, which would materially adversely affect our business and financial condition.

We may not be able to find industrial partners to pursue the clinical and commercial development of obefazimod.

We aim to enter into licensing and distribution partnerships with pharmaceutical companies in order to fund the completion of the clinical development and marketing preparation of our lead drug candidate, obefazimod. Consequently, we should find partners with sufficient capacity to perform Phase 1, 2 and/or 3 clinical trials on a national or international scale and mass-produce, distribute and market immunotherapies, anti-inflammatory treatments such as obefazimod. If we were to enter into such partnerships, the commercialization of our products would depend, in part, on the clinical, industrial, marketing and commercial development efforts of our business partners and the ability of these partners to produce and sell obefazimod. Any failure on the part of our partners could have a material adverse effect on our growth and outlook.

It is also possible that we may not be able to enter into partnerships under economically reasonable conditions or at all. This could have a material adverse effect on our business, outlook, financial position, results and development.

We may not be able to conduct, or contract others to conduct, animal testing in the future, which could harm our research and development activities.

Certain laws and regulations relating to drug development require us to test our drug candidates on animals before initiating clinical trials involving humans. Animal testing activities have been the subject of controversy and adverse publicity. Animal rights groups and other organizations and individuals have attempted to stop animal testing activities by pressing for legislation and regulation in these areas and by disrupting these activities through protests and other means. To the extent the activities of these groups are successful, our research and development activities may be interrupted or delayed.

Risks Related to our Operations and Strategic Development

We expect to expand our organization, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

In order to manage our anticipated development and expansion, including the potential commercialization of our drug candidates in Europe and the United States we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the limited experience of our management team in managing a company with such expected growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert the attention of our management and business development resources away from day-to-day activities and devote a substantial amount of time to managing internal or external growth. Our inability to manage growth or unexpected difficulties encountered during expansion could have a material adverse effect on our business, income, financial position, growth and outlook.

Our international operations subject us to various risks, and our failure to manage these risks could adversely affect our results of operations.

We face significant operational risks as a result of doing business internationally, such as:

•	fluctuations in foreign currency exchange rates;

•	differing payor reimbursement regimes, governmental payors or patient self-pay systems and price controls;

•	potential changes to the accounting standards, which may influence our financial situation and results;

•	becoming subject to the different, complex and changing laws, regulations and court systems of multiple jurisdictions and compliance with a wide variety of foreign laws, treaties and regulations;

•	reduced protection of, or significant difficulties in enforcing, intellectual property rights in certain countries;

•	difficulties in attracting and retaining qualified personnel;

•	restrictions imposed by local labor practices and laws on our business and operations, including unilateral cancellation or modification of contracts;

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rapid changes in global government, economic and political policies and conditions, political or civil unrest or instability, terrorism or epidemics and other similar outbreaks or events, and potential failure in confidence of our suppliers or customers due to such changes or events; and

•	tariffs, trade protection measures, import or export licensing requirements, trade embargoes and other trade barriers.

The market opportunities for our drug candidates may be limited to patients who are ineligible for or have failed prior treatments and may be small or different from our estimates.

The current IBD treatment approach is influenced by multiple factors, including disease severity, previous response to treatment, side effects and co-morbidities. The current standard of care for treatment of patients with mild IBD involves the use of conventional anti-inflammatory therapies. Conventional anti-inflammatory therapies include: aminosalicylates (e.g., 5-ASA), immunosuppressants or immunomodulators (e.g., 6-mercaptopurine (“6-MP”), methotrexate (“MTX”)) and corticosteroids that are usually prescribed for short-term treatment to manage flare-ups. Despite these conventional therapies, patients suffering from mild IBD may evolve towards moderate and severe forms of IBD requiring the use of advanced therapies. However, available therapies often only have moderate efficacy that changes or may wane over time, as patients have the potential to stop responding or do not respond at all to these treatments and thus require new therapeutic management options.

While we hope to position obefazimod as a first line therapy after failure of conventional treatments, there is no guarantee that even if approved, it would be approved for first line therapy. This could limit our potential market opportunity. In addition, we may have to conduct additional clinical trials prior to gaining approval for first line therapy.

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business may not grow at similar rates, or at all.

Market opportunity estimates and growth forecasts included in this prospectus are subject to significant uncertainty and are based on assumptions and estimates which may not prove to be accurate. The estimates and forecasts included in this prospectus relating to size and expected growth of our target market may prove to be inaccurate. Even if the markets in which we compete meet the size estimates and growth forecasts included in this prospectus, our business may not grow at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties.

Sales of our drug candidates could be adversely impacted by the reluctance of physicians, healthcare payors, patients or the medical community in general to adopt them and by the availability of competing drugs.

Even if we obtain regulatory approval for one or more of our drug candidates, physicians and healthcare payors, patients or the medical community in general may be reluctant to try a new drug due to the high degree of risk associated with the application of new drugs in the field of human medicine, especially if the new drug differs from the currently prevailing medication for a given complaint. We will need to expend significant sums of money to market our products to increase the public’s awareness within numerous limits set by the regulations concerning the promotion of drugs. If our products do not achieve an adequate level of acceptance, we may not generate enough revenues to become profitable or the profitability may occur much later.

Competing drug candidates in the chronic inflammatory disease field are being manufactured and marketed by other companies, including, but not limited to, AbbVie, Pfizer, Eli Lilly, Takeda and Johnson & Johnson. To compete with other drugs, particularly any that sell at lower prices, our drug candidates will have to provide medically significant advantages or be more cost-effective. Even if we can overcome physician reluctance and compete with products that are currently on the market, our competitors may succeed in developing new, safer, more accurate or more cost-effective treatments or therapeutic indications that could render our drug candidates obsolete or non-competitive.

Global economic conditions could materially adversely impact demand for our drug candidates.

Our operations and performance depend significantly on economic conditions. Global financial conditions continue to be subject to volatility arising from international geopolitical developments, such as the war in Ukraine and global economic phenomena, as well as general financial market turbulence, natural phenomena and any public health outbreak. Uncertainty about global economic conditions could result in:

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third-party suppliers being unable to produce components for our drug candidates in the same quantity or on the same timeline or being unable to deliver such parts and components as quickly as before or subject to price fluctuations, which could have a material adverse effect on our production or the cost of such production; and

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once our drug candidates are available for sale, customers postponing purchases of our drug candidates in response to tighter credit, unemployment, negative financial news and/or declines in income or asset values and other macroeconomic factors, which could have a material adverse effect on demand for our drug candidates, either of which could, accordingly, have a material adverse effect on our business, results of operations or financial condition.

Access to public financing and credit can be negatively affected by the effect of these events on European, U.S. and global credit markets. The health of the global financing and credit markets may affect our ability to obtain equity or debt financing in the future and the terms at which financing or credit is available to us. These instances of volatility and market turmoil could adversely affect our operations and the trading price of our ordinary shares.

Changes to trade policy, tariffs, and import/export regulations may have a material adverse effect on our business, financial condition, and results of operations.

Changes in laws and policies governing foreign trade could adversely affect our business. As a result of recent and future policy changes, there may be greater restrictions and economic disincentives on international trade. Such changes have the potential to adversely impact the global and local economies, our industry and global demand for our drug candidates and, as a result, could have a material adverse effect on our business, financial condition and results of operations.

Fluctuations in currency exchange rates may significantly impact our results of operations.

Our business is located, and our operations are conducted, in Europe. As a result, we are exposed to an exchange rate risk between the U.S. dollar and the Euro. The exchange rates between these currencies in recent years have fluctuated significantly and may continue to do so in the future. An appreciation of the Euro against the U.S. dollar could increase the relative cost of our drug candidates outside of Europe, which could have a negative effect on sales. Conversely, to the extent that we are required to pay for goods or services in U.S. dollars, the depreciation of the Euro against the U.S. dollar would increase the cost of such goods and services.

We do not hedge our currency exposure and, therefore, we incur currency transaction risk whenever we enter into either a purchase or sale transaction using a currency other than the Euro. Given the volatility of exchange rates, we might not be able to effectively manage our currency transaction risks, and volatility in currency exchange rates might have a material adverse effect on our business, financial condition or results of operations.

We rely on a small number of third-party suppliers and manufacturers, and in certain cases a single-source supplier, and we may be in a position of dependence with respect to these third parties.

We do not own or operate manufacturing facilities and have no current plans to develop our own clinical or commercial-scale manufacturing capabilities. We currently rely, and expect to continue to rely, on a small number of third-party suppliers, and in certain cases a single-source supplier, for the supply of various raw materials and chemical products and clinical batches needed for our preclinical studies and clinical trials. In the case of certain manufactured and clinical supplies, we rely on single-source suppliers. The supply of specific raw materials and products required for conducting clinical trials and manufacturing our products cannot be guaranteed.

We are dependent on third parties for the supply of various materials, including chemical or biological products that are necessary to produce drug candidates for our clinical trials and, ultimately, commercial supply for any of our drug candidates that may receive approval.

The facilities used by our third-party manufacturers must be approved for the manufacture of our drug candidates by the FDA, or any comparable foreign regulatory authority, pursuant to inspections that will be conducted after we submit an NDA to the FDA, MAA to the EMA, or submit a comparable marketing application to a comparable regulatory authority. We do not control the manufacturing process of, and are completely dependent on, third-party manufacturers for compliance with GMP requirements for manufacture of our drug candidates. If these third-party manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of any applicable regulatory authority, they will not be able to secure and/or maintain regulatory approval for the use of their manufacturing facilities.

In addition, we have no control over the ability of third-party manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If any regulatory authority does not approve these facilities for the manufacture our drug candidates, or if such authorities withdraw any such approval in the future, we may be required to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our drug candidates, if approved. Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, seizures or recalls, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect our financial position.

Our or a third party’s failure to execute on our manufacturing requirements on commercially reasonable terms and in compliance with GMP or other regulatory requirements could adversely affect our business in a number of ways, including:

•	an inability to initiate or complete clinical trials of our drug candidates in a timely manner;

•	delay in submitting regulatory applications, or receiving regulatory approvals, for our drug candidates;

•	subjecting third-party manufacturing facilities to additional inspections by regulatory authorities;

•	requirements to cease development or to recall batches of our drug candidates; and

•	in the event of approval to market and commercialize any drug candidate, an inability to meet commercial demands.

In addition, we do not have any long-term commitments or supply agreements with any third-party manufacturers. We may be unable to establish any long-term supply agreements with third-party manufacturers or to do so on acceptable terms, which increases the risk of failing to timely obtain sufficient quantities of our drug candidates or such quantities at an acceptable cost. Any performance failure on the part of our existing or future manufacturers or suppliers could delay clinical development or marketing approval, and any related remedial measures may be costly or time consuming to implement. We do not currently have second source for all required raw materials used in the manufacture of our drug candidates. If our existing or future third-party manufacturers cannot perform as agreed, we may be required to replace such manufacturers and we may be unable to replace them on a timely basis or at all, which would have a material adverse impact on our financial position.

We rely on third parties to conduct our preclinical studies and clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our drug candidates and our business could be substantially harmed.

We are dependent on third parties to conduct our clinical trials and preclinical studies. Specifically, we rely on, and will continue to rely on, medical institutions, clinical investigators, CROs and consultants to conduct preclinical studies and clinical trials, in each case in accordance with trial protocols and regulatory requirements. These CROs, investigators and other third parties play a significant role in the conduct and timing of these trials and subsequent collection and analysis of data. Though we expect to carefully manage our relationships with such CROs, investigators and other third parties, there can be no assurance that we will not encounter challenges or delays in the future, or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects. Further, while we have and will have agreements governing the activities of our third-party contractors, we have limited influence over their actual performance. Nevertheless, we are responsible for ensuring that each of our clinical trials is conducted in accordance with the applicable protocol and legal, regulatory and scientific standards and requirements, and our reliance on our CROs and other third parties does not relieve us of our regulatory responsibilities.

In addition, we and our CROs are required to comply with stringent standards governing the conduct of preclinical studies and clinical trials, including Good Laboratory Practice (“GLP”) and GCP requirements, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities, for our drug candidates in clinical development. Regulatory authorities enforce GCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of our CROs or trial sites fail to comply with applicable GLP, GCP or other requirements, the data generated in our clinical trials may be deemed unreliable, and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications, if ever. Furthermore, our clinical trials must be conducted with materials manufactured in accordance with GMP regulations. Failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

There is no guarantee that any of our CROs, investigators or other third parties will devote adequate time and resources to such trials or studies or perform as contractually required. If any of these third parties fails to meet expected deadlines, adhere to our clinical protocols or meet regulatory requirements, or otherwise perform in a substandard manner, our clinical trials may be extended, delayed or terminated. In addition, many of the third parties with whom we contract may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other activities that could harm our competitive position. In addition, principal investigators for our clinical trials may be asked to serve as scientific advisors or consultants to us from time to time and may receive cash or equity compensation in connection with such services. If these relationships and any related compensation result in perceived or actual conflicts of interest, or the FDA concludes that the financial relationship may have affected the interpretation of the study, the integrity of the data generated at the applicable clinical trial site may be questioned and the utility of the clinical trial itself may be jeopardized, which could result in the delay or rejection by the FDA of any NDA we submit. Any such delay or rejection could prevent us from commercializing our drug candidates.

In addition, our CROs have the right to terminate their agreements with us in the event of an uncured material breach and under other specified circumstances. If any of our relationships with these third parties terminate, we may not be able to enter into arrangements with alternative third parties on commercially reasonable terms or at all. Switching or adding additional CROs, investigators and other third parties involves additional cost and requires our management’s time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays occur, which can materially impact our ability to meet our desired clinical development timelines. Though we work to carefully manage our relationships with our CROs, investigators and other third parties, there can be no assurance that we will not encounter challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects.

If any of our relationships with these third parties terminate, we may not be able to enter into arrangements with alternative third parties on commercially reasonable terms or at all. Switching or adding additional CROs, investigators and other third parties involves additional cost and requires our management’s time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays occur, which can materially impact our ability to meet our desired clinical development timelines. Though we work to carefully manage our relationships with our CROs, investigators and other third parties, there can be no assurance that we will not encounter challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects.

Our future success depends on our ability to retain our key executives and to attract, retain and motivate qualified personnel.

We are highly dependent on our management, scientific and medical personnel whose services are critical to our success. Our success depends greatly on the involvement and expertise of our senior executives and qualified scientific staff. While Dr. Philippe Pouletty, MD, our founder and Chairman of our Board since our inception in 2013, resigned from his Chairman position in August 2022, he continues to support our development as a member of our Board as the representative for Truffle Capital. We do not maintain key person insurance. The temporary or permanent unavailability of our management and scientific staff, as well as Dr. Pouletty, could lead to:

•	loss of know-how and weakening of certain activities, especially in the case of transfer to the competition; and

•	deficiencies in terms of technical skills that could slow down activity and ultimately impair our ability to reach our objectives.

Recruiting and retaining additional qualified management and scientific, clinical, manufacturing and sales and marketing personnel will also be critical to our success, particularly as we expand in order to acquire additional skills, such as manufacturing, quality assurance and regulatory and medical affairs. The loss of the services of our senior management team or other key employees could impede the achievement of our research, development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approval of and commercialize drug candidates. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel.

We also experience intense competition for the hiring of scientific and clinical personnel from other companies, universities and research institutions. We may not be able to attract or retain qualified management and scientific personnel in the future due to intense competition for a limited number of qualified personnel. Many of those that compete with us for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than we do. Our competitors may also provide more diverse opportunities and better chances for career advancement. An inability to attract and retain high quality personnel will have a material adverse effect on our business, prospects, financial condition, cash flow or results of operations.

In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain high quality personnel, the marketing and production of our drugs could be delayed or prevented, which could, in turn, have a material adverse effect on our business, prospects, financial condition, cash flows or results of operations.

Our employees, principal investigators, consultants and commercial partners may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements and insider trading.

We are exposed to the risk of fraud or other misconduct by our employees, principal investigators, consultants and commercial partners. Misconduct by these parties could include intentional failures, reckless and/or negligent conduct or unauthorized activity that violates (i) the laws and regulations of the European Economic Area (“EEA”) countries, the European Commission, FDA and other regulatory authorities, including those laws requiring the reporting of true, complete and accurate information to such authorities, (ii) manufacturing standards, (iii) federal and state data privacy, security, fraud and abuse and other healthcare laws and regulations in Europe, the United States and elsewhere and (iv) laws that require the true, complete and accurate reporting of financial information or data. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Such misconduct also could involve the improper use of individually identifiable information, including, without limitation, information obtained in the course of clinical trials, creating fraudulent data in our preclinical studies or clinical trials or illegal misappropriation of drug product, which could result in regulatory sanctions and cause serious harm to our reputation. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from government investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. Additionally, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us and we are not successful in defending ourselves or asserting our rights, those actions could result in significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participating in government-funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of noncompliance with these laws, contractual damages, reputational harm and the curtailment or restructuring of our operations, any of which could have a negative impact on our business, financial condition, results of operations and prospects.

We have limited infrastructure in market access, sales, marketing and distribution.

We lack infrastructure and resources in the fields of sales, marketing and distribution. We need to develop our own marketing and sales capacity, either alone or with partners once marketing authorizations have been obtained. As part of setting up our sales and marketing infrastructure, we will need to incur additional expenses, mobilize management resources, implement new skills and take the time necessary to set up the appropriate organization and structure to support the products in accordance with current legislation and, more generally, optimize commercialization efforts. We compete with many companies that currently have extensive, experienced and well-funded market access, marketing and sales operations to recruit, hire, train and retain marketing and sales personnel, and will have to compete with those companies to recruit, hire, train and retain any of our own market access, marketing and sales personnel. If we are unable to expand our sales and marketing team, we may be unable to compete successfully against these more established companies. Alternatively, if we choose to collaborate, either globally or on a territory-by-territory basis, with third parties that have direct sales forces and established distribution systems, either to augment our own sales force and distribution systems or in lieu of our own sales force and distribution systems, we will be required to negotiate and enter into arrangements with such third parties relating to the proposed collaboration. If we are unable to enter into such arrangements when needed, on acceptable terms, or at all, we may not be able to successfully commercialize any of our drug candidates that receive regulatory approval or any such commercialization may experience delays or limitations. Factors that may inhibit our efforts to build a sales, marketing and distribution organization:

•	our inability to recruit, train and retain adequate numbers of effective sales and marketing personnel;

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the inability of sales personnel to obtain access to physicians, educate physicians about patients for whom our drug candidates may be appropriate treatment options and attain adequate numbers of physicians to prescribe any drugs;

•	the inability of reimbursement professionals to negotiate arrangements for formulary access, reimbursement, and other acceptance by payors;

•	restricted or closed distribution channels that make it difficult to distribute our products to segments of the patient population;

•	the lack of complementary medicines to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

There are numerous competitors in the market for therapeutic treatments of inflammatory diseases.

The biotechnology and pharmaceutical industries are highly competitive and subject to significant and rapid technological change as researchers learn more about diseases and develop new technologies and treatments. Many pharmaceutical companies, biotech companies, institutions, universities and other research organizations are actively engaged in the research, discovery, development and commercialization of therapeutic responses for the treatment of the diseases targeted by us. Significant competitive factors in our industry include: (i) product efficacy and safety; (ii) quality and breadth of an organization’s technology; (iii) skill of an organization’s employees and its ability to recruit and retain key employees; (iv) timing and scope of regulatory approvals; (v) government reimbursement rates for, and the average selling price of, pharmaceutical products; (vi) the availability of raw materials and qualified manufacturing capacity; (vii) manufacturing costs; (viii) intellectual property and patent rights and their protection; and (ix) sales and marketing capabilities. Given the intense competition in our industry, we cannot assure you that any of the products that we successfully develop will be clinically superior or scientifically preferable to products developed or introduced by our competitors. In addition, significant delays in the development of our drug candidates could allow our competitors to succeed in obtaining European Commission, FDA, PMDA or other regulatory approvals for their drug candidates more rapidly than us, which could place us at a significant competitive disadvantage or deny us marketing exclusivity rights.

Our competitors in the chronic inflammatory disease field are primarily large pharmaceuticals companies including, but not limited to AbbVie, Pfizer, Eli Lilly, Takeda and Johnson & Johnson. Several lines of research are being developed to improve the treatment of IBD. Many companies are working to develop new, more effective and better tolerated treatments with more practical formulations, especially small molecules administered orally, better accepted than monoclonal antibodies that require administration by injection. See “Business—Competition.”

Further, our competitors may be more effective at using their technologies to develop commercial products. Many of the organizations competing with us have significantly greater financial resources and expertise in research and development, manufacturing, preclinical studies, conducting clinical trials, obtaining regulatory approvals and marketing. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through partnership arrangements with large and established companies. These companies also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

The development potential in the markets in which we operate is such that the arrival of new competition is probable. New market entrants, increased competition in specific areas, or in general, would have a material adverse effect on our business, income, financial position and outlook for growth.

We depend on, and will continue to depend on, collaboration and strategic alliances with third partners. To the extent we are able to enter into collaborative arrangements or strategic alliances, we will be exposed to risks related to those collaborations and alliances.

An important element of our strategy for developing, manufacturing and commercializing our drug candidates is entering into partnerships and strategic alliances with other pharmaceutical companies or other industry participants. The collaboration agreements that we have established, and any collaboration arrangements that we may enter into in the future, may not be successful, which would have a negative impact on our business, results of operations, financial condition and growth prospects.

Any partnerships or alliance we have or may have in the future may be terminated for reasons beyond our control or we may not be able to negotiate future alliances on acceptable terms, if at all. These arrangements may result in us receiving less revenue than if we sold our products directly, may place the development, sales and marketing of our products outside of our control, may require us to relinquish important rights or may otherwise be on unfavorable terms. Collaborative arrangements or strategic alliances will also subject us to a number of risks, including the risk that:

•	we may not be able to control the amount and timing of resources that our strategic partner/collaborators may devote to the drug candidates;

•	strategic partner/collaborators may experience financial difficulties;

•	the failure to successfully collaborate with third parties may delay, prevent or otherwise impair the development or commercialization of our drug candidates or revenue expectations;

•	products being developed by partners/collaborators may never reach commercial stage resulting in reduced or even no milestone or royalty payments;

•

business combinations or significant changes in a collaborator’s business strategy may also adversely affect a collaborator’s willingness or ability to complete their obligations under any arrangement;

•	a collaborator could independently move forward with a competing product developed either independently or in collaboration with others, including our competitors; and

•	collaborative arrangements are often terminated or allowed to expire, which would delay the development and may increase the cost of developing drug candidates.

Our partnerships and licensing agreements relating to the technologies belonging to us may not be successful.

The various drug candidates developed by us arise from proprietary or licensed technologies with leading academic partners, including Scripps Research Institute, University of Chicago, Brigham Young University, the

Montpellier Institute of Molecular Genetics at the Centre National de la Recherche Scientifique (“CNRS”) and the Institut Curie. If the clinical trials conducted by us were to reveal safety and/or therapeutic efficacy problems or if the use of one of the platforms were to violate an intellectual property right held by a third party, this could threaten the use and operation of some of our technology platforms and require additional research and development efforts and additional time and expense to address these difficulties, with success not being guaranteed. The development of a portion of our product portfolio would be affected, which would have a material adverse effect on our business, outlook, growth, financial position and income.

The reimbursement of drugs and treatments is beyond our control.

After achieving regulatory authorization and once marketing authorization is granted, the process of setting the sales price of drugs and their reimbursement rates begins. The conditions for setting the sales price and reimbursement rate for drugs are beyond the control of pharmaceutical companies. They are decided by competent public committees and bodies and by social security or private insurance companies. In this context, we or our partners could be asked to perform additional studies on our products. These studies could generate additional costs for us or our partners and lead to delays in marketing the drug, which could have an impact on our financial position.

There is significant uncertainty related to the reimbursement of newly-approved drugs. The level of reimbursement will impact market acceptance and sale of our drug candidates. Reimbursement by a third-party is dependent on a number of factors, including, without limitation, the third-party payor’s determination that use of a product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

The possibility that we could receive royalties from our industrial partner or partners on the sale of some of our products and our ability to make sufficient profits on the marketing of our treatments or those for which we have entered into distribution contracts will depend on these reimbursement conditions. If delays in the price negotiation procedure result in a significant delay in marketing, if our product does not obtain an appropriate level of reimbursement, or if the accepted price level and reimbursement rate of the treatments we market are changed, our profitability will be reduced.

We are also unable to guarantee that we will succeed in maintaining, over time, the price level of our products or those for which licenses have been granted, or the accepted reimbursement rate. Under these conditions, there could be a material adverse effect on our business, financial position and results of operations.

The pricing, insurance coverage and reimbursement status of newly-approved products is uncertain. Failure to obtain or maintain adequate coverage and reimbursement for our drug candidates, if approved, could limit our ability to market those products and decrease our ability to generate product revenue.

Successful sales of our drug candidates, if approved, depend on the availability of coverage and adequate reimbursement from third-party payors including governmental healthcare programs, such as Medicare and Medicaid in the United States, managed care organizations and commercial payors, among others. Significant uncertainty exists as to the coverage and reimbursement status of any drug candidates for which we obtain regulatory approval.

In the United States, no uniform policy for coverage and reimbursement exists, and coverage and reimbursement for drug products can differ significantly from payor to payor. Therefore, one payor’s determination to provide coverage for a drug product does not assure that other payors will also provide coverage for the drug product. Third-party payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates, but also have their own methods and approval process apart from Medicare determinations. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. Moreover, coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Reimbursement may impact the demand for, and/or the price of, any product for which we obtain marketing approval. Assuming we obtain coverage for a given product by a third-party payor, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. Patients who are prescribed medications for the treatment of their conditions, and their prescribing physicians, generally rely on third-party payors to reimburse all or part of the costs associated with their prescription drugs. Patients are unlikely to use our products unless coverage is provided, and reimbursement is adequate to cover all or a significant portion of the cost of our products. Therefore, coverage and adequate reimbursement is critical to new product acceptance.

Additionally, we or our collaborators may develop companion diagnostic tests for use with our drug candidates. We or our collaborators will be required to obtain coverage and reimbursement for these tests separate and apart from the coverage and reimbursement we seek for our drug candidates, once approved. Similar challenges to obtaining coverage and reimbursement, applicable to pharmaceutical or biological products, will apply to companion diagnostics. Our inability to promptly obtain coverage and adequate reimbursement from both third-party payors for the drug candidates and companion diagnostic tests that we or our collaborators develop and for which we obtain regulatory approval could have a material and adverse effect on our business, financial condition, results of operations and prospects.

In the EU, pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular drug candidate to currently available therapies. EU member states may approve a specific price for a product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. Other member states allow companies to fix their own prices for products, but monitor and control company profits. The downward pressure on health care costs has become intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert competitive pressure that may reduce pricing within a country. Any country that has price controls or reimbursement limitations may not allow favorable reimbursement and pricing arrangements, and prices are usually revised periodically, such that any given price may decrease upon various occurrences.

Additionally, the containment of healthcare costs has become a priority of federal and state governments, and the prices of drugs have been a focus of this effort. The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results.

Price controls may be imposed in markets in which we operate, which may negatively affect our future profitability.

In some countries, particularly EU member states, Japan, Australia and Canada, the pricing of prescription drugs is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after receipt of marketing approval for a product. In addition, there can be considerable pressure by governments and other stakeholders on prices and reimbursement levels, including as part of cost containment measures. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various EU member states and parallel distribution, or arbitrage between low-priced and high-priced member states, can further reduce prices. In some countries, we or our collaborators may be required to conduct a clinical trial or other studies that compare the cost-effectiveness of our drug candidates to other available therapies in order to obtain or maintain reimbursement or pricing approval. Publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If reimbursement of our drug candidates is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, there could be a material adverse effect on our business, financial condition or results of operations.

The COVID-19 pandemic has been highly disruptive to our business, industry and in general. An outbreak of other communicable diseases around the world may cause further disruption.

Any public health outbreak may cause any of the following:

•	delays or difficulties in recruiting patients for our clinical trials;

•	delays or difficulties in launching clinical trial sites, including difficulties in recruiting investigators and clinical site staff; and

•	diversion of health care resources from the conduct of clinical trials, of hospital staff supporting the conduct of clinical trials.

In addition to the risks listed above, and as part of our clinical trials in countries in pandemic zones, we may also experience the following adverse effects:

•	potential delays in the conduct of our research and preclinical studies, preventing research and preclinical studies from being conducted as planned;

•	delays in obtaining authorizations from the administrative and regulatory authorities required to launch the planned preclinical studies and clinical trials;

•	delays in the receipt of supplies and equipment necessary for the completion of our research activities and our preclinical studies and clinical trials;

•	interruption or delays affecting the activity of contractors who provide research services to us;

•	refusal of the competent regulatory authorities to accept data from clinical trials conducted in the geographical areas affected by the pandemic;

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the interruption of global maritime trade could affect the transportation of research materials for preclinical studies and clinical trials, such as experimental drugs and comparator drugs used in our clinical trials; and

•

delays in the necessary interactions with local authorities, ethics committees or other important and third-party co-contracting bodies due to limitations in human resources or forced leave of state employees.

If one or more of the above risks were to materialize, the planned and ongoing clinical trials and, therefore, the publication of the data and results of these studies and all subsequent steps leading to the commercialization of drug candidates being studied, could be significantly delayed. Such a situation could have a material adverse effect on our business, income, financial position and growth.

The extent to which the outbreak of communicable diseases around the world may impact our activity and clinical trials will depend on future developments, which cannot be predicted with certainty, such as the emergence of diseases that may be resistant to the vaccines or treatments currently available, access to vaccines and treatments for the various populations worldwide, the final geographical spread of the disease, its duration, travel restrictions and social distancing measures in the European Union, the United States and other countries, business closures or disruptions, and the effectiveness of measures taken in those countries to contain and treat the disease. There can be no assurance that the outbreak of communicable diseases around the world will not result in an adverse effect on financial markets, our stock price and our ability to obtain finance.

The war between Ukraine and Russia may affect our business, industry and the markets in which we operate.

In February 2022, Russia invaded Ukraine. The conflict has already had major implications for the global economy and the rate of inflation, particularly in relation to the supply of energy, raw materials and food products. It has also caused intense volatility on the financial markets, something that is still ongoing at the reporting date and has pushed down stock market prices around the world.

Given these developments, we have decided not to include Ukraine, Russia and Belarus in our global Phase 3 program for obefazimod in UC. However, the global scale of this conflict cannot be predicted at this stage. We, therefore, cannot rule out an adverse impact of this conflict on our business, including in terms of access to raw materials, logistics, the performance of clinical trials and in relation to any future financing we may seek.

The Phase 2b maintenance trial of obefazimod in moderately to severely active UC is our only clinical trial currently in progress in Ukraine. We have, however, terminated a few trial sites since the Russia/Ukraine war began. The 12-month assessment was carried out in all the Ukrainian patients before the war broke out and these patients are therefore included in the one-year maintenance results that were reported on April 6, 2022. Ukrainian patients who completed the two-year Phase 2b maintenance trial have been transitioned to the long-term safety and efficacy trial that is still on-going. None of these sites are located in the Crimea Region of Ukraine, the so-called Donetsk People’s Republic, or the so-called Luhansk People’s Republic. We are also evaluating the possibility to include a few Ukrainian sites in the western part of Ukraine in the ABTECT Phase 3 clinical trials.

Risks Related to Intellectual Property

Our ability to exclusively commercialize our drug candidates may decrease if we are unable to protect our intellectual property rights or if these rights are insufficient for our purposes.

Our commercial success depends in part on our ability and the ability of our partners to obtain, maintain and ensure, against third parties, the protection of our patents, trademarks and related applications and other intellectual property rights or similar rights (such as trade secrets, business secrets and know-how) or those we are authorized to use in the course of our business in Europe, the United States, Asia and other key countries. We dedicate substantial financial and human resources to this and intend to continue our policy of protection through new patent applications as soon as we deem it appropriate.

Our technology is currently protected by patents and patent applications that we have filed or for which we have an exclusive license. However, we or our partners might not be able to maintain the protection of our intellectual property rights and we could, thereby, lose our technological and competitive advantage in whole or in part.

Firstly, our intellectual property rights and those of our partners offer protection for a period that may vary from one territory to another. The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we have obtained or are seeking patent protection for our drug candidates, the patent term is 20 years from the earliest filing date of a non-provisional patent application. In the United States, the term of a patent may be lengthened by a patent term adjustment, which provides for term extension in the case of administrative delays at the United States Patent and Trademark Office (“USPTO”) in granting a patent, or may be shortened if a patent is terminally disclaimed over another patent with an earlier expiration date. Furthermore, in the United States, the term of a patent covering an FDA approved drug may be eligible for a patent term extension under the Hatch-Waxman Amendments as compensation for the loss of patent term during the FDA regulatory review process. The period of extension may be up to five years beyond the expiration of the patent but cannot extend the term of a patent beyond a total of 14 years from the date of product approval. Only one patent covering a single FDA-approved product among those eligible for an extension may be extended. In the future, if any of our drug candidates receives FDA approval, we expect to apply for a patent term extension, if available, to extend the term of the patent covering such approved drug product. In France and the rest of Europe generally, the term of a patent is 20 years from the date the patent application is filed, with the understanding that this period may be extended up to another five years if a supplementary protection certificate is filed and an additional six months if a pediatric investigation plan is applied. We expect to seek patent term extensions in any jurisdictions where they are available, however, there is no guarantee that the applicable authorities, including the FDA, will agree with our assessment of whether such an extension should be granted, and even if granted, the length of such an extension.

Secondly, we and our partners could encounter difficulties in the filing or examination of some of our patent, trademark or other intellectual property rights applications currently being examined/registered. During the patent application process, we may receive Office Actions from the USPTO or from comparable agencies in foreign jurisdictions rejecting the claims of the patent application. Although we would be given an opportunity to respond to those objections, we may be unable to overcome such rejections. At the time a patent application is filed, there may be other patents that could constitute opposable prior art that may have not yet been published. Despite prior art searches and monitoring, we cannot be certain that we are the first to conceive of an invention and file a patent application relating thereto; in particular, it should be noted that in most countries, the publication of patent applications takes place 18 months after the earliest priority date of patent filing, or in some cases not at all, and that discoveries are sometimes only the subject of publication or patent application months or even years later. Likewise, when filing one of our trademarks in a country where it is not covered, we could find that the trademark in question is not available in that country. A new trademark would then need to be sought for the country in question or an agreement negotiated with the prior holder of the trademark. We may not be able to prevent a disclosure of information to third parties that could have an impact on our future intellectual property rights. Therefore, it is in no way certain that our current and future applications for patents, trademarks and other intellectual property rights will result in registrations.

Thirdly, the simple granting or registration of a patent, trademark or other intellectual property right does not guarantee validity or enforceability. Our competitors may at any time contest the validity or enforceability of our or our partners’ patents, trademarks or applications relating thereto before a court or in the context of other specific procedures which, depending on the outcome of such disputes, could reduce their scope, result in their invalidation or allow them to be circumvented by competitors. In addition, developments, changes or divergences in the interpretation of the legal framework governing intellectual property in Europe, the United States or other countries could allow competitors to use our or our partners’ inventions or intellectual property rights to develop or market our products or technologies without financial compensation. Moreover, there are still certain countries that do not protect intellectual property rights in the same way as in Europe and the United States, and the effective procedures and rules necessary to ensure the defense of our rights may not exist in these countries. There is therefore no certainty that our existing and future patents, trademarks and other intellectual property rights will not be disputed, invalidated or circumvented, or that they will provide effective protection against competition.

Consequently, our rights to our owned or licensed patents, trademarks and related applications and other intellectual property rights may not confer the protection expected against competition. We therefore cannot guarantee with certainty that:

•	we will be able to develop novel inventions for which a patent could be filed or issued;

•	applications for patents and other property rights currently under review will actually result in the granting of patents, trademarks or other registered intellectual property rights;

•	patents or other intellectual property rights granted to us or our partners will not be contested, invalidated or circumvented; or

•	the scope of protection conferred by our or our partners’ patents, trademarks and intellectual property rights is and will remain sufficient to protect us against competition.

Were these eventualities to occur, they could have a material adverse effect on our business and growth.

In addition, third parties (or even our employees) could use or attempt to use elements of our technologies protected by an intellectual property right, which would create a detrimental situation for us. We may therefore be compelled to bring legal or administrative proceedings against these third parties in order to enforce our intellectual property rights (patents, trademarks, designs and models or domain names) in court.

Enforcing a claim that a party illegally infringed or misappropriated our intellectual property is difficult, expensive and time-consuming, and the outcome is unpredictable. Any litigation or dispute, regardless of the outcome, could lead to substantial costs, affect our reputation, negatively influence our income and financial position, and possibly not lead to the desired protection or sanction. Some competitors with more substantial resources than us may be able to bear the costs of litigation more easily.

If we fail to comply with our obligations in any agreements under which we may license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our licensors, we could lose rights that are important to our business.

Our ability to pursue the development of some of our drug-based candidates depends on the maintenance in force of the licensing agreements entered into with various institutes. We have licenses granted by the CNRS, the University of Montpellier and/or the Institut Curie for certain patents or patent co-ownership rights resulting from cooperation with the CNRS, the University of Montpellier and the Institut Curie, which allowed obefazimod to be developed and a chemical library of more than 2,200 small molecules to be generated.

These license contracts provide the possibility for the licensor to end an agreed exclusivity or terminate the contracts in certain events, including the event of non-payment of fees, a dispute over the validity of the patents licensed or a violation by us of our obligations.

We may from time to time be party to license or collaboration agreements with third parties to advance our research or allow commercialization of current or future drug candidates. Such agreements may impose numerous obligations, such as development, diligence, payment, commercialization, funding, milestone, royalty, sublicensing, insurance, patent prosecution, enforcement and other obligations on us and may require us to meet development timelines, or to exercise commercially reasonable efforts to develop and commercialize licensed products, in order to maintain the licenses. In spite of our best efforts, our licensors might conclude that we have materially breached our license agreements and might therefore terminate the license agreements, thereby removing or limiting our ability to develop and commercialize products and technologies covered by these license agreements.

Any termination of these licenses, or if the underlying licensed rights fail to provide the intended exclusivity, could result in the loss of significant rights and could harm our ability to commercialize our current or future drug candidates, and competitors or other third parties would have the freedom to seek regulatory approval of, and to market, products identical to ours and we may be required to cease our development and commercialization of certain of our current or future drug candidates. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

Disputes may also arise between us and our licensors regarding intellectual property subject to a license agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	whether and the extent to which our technology and processes infringe, misappropriate or otherwise violate intellectual property rights of the licensor that is not subject to the licensing agreement;

•	our right to sublicense patent and other rights to third parties under collaborative development relationships;

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our diligence obligations with respect to the use of the licensed technology in relation to our development and commercialization of our current or future drug candidates, and what activities satisfy those diligence obligations;

•	the priority of invention of any patented technology; and

•	the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our future licensors and us and our partners.

In addition, the agreements under which we may license intellectual property or technology from third parties are likely to be complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The adverse resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations and prospects. Moreover, if disputes over intellectual property that we have licensed or may license prevent or impair our ability to maintain future licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected current or future drug candidates, which could have a material adverse effect on our business, financial conditions, results of operations and prospects.

We may be sued for infringing or misappropriating the intellectual property rights of third parties, and if we are, such litigation could be costly and time consuming and could prevent or delay us from developing or commercializing our drug candidates.

Our commercial success will also depend on our ability to develop products and technologies that do not infringe the patents or other rights of third parties. It is important for the success of our business that we are able to use our products and conduct research and development efforts leading to commercialization of our products without infringing patents or other third-party rights.

We continue to carry out, as we have done to date, the preliminary studies that we consider necessary in view of the above risks, before investing in the development of our various products and technologies. With the help of intellectual property consulting and law firms, we monitor our competitors’ activity (particularly with respect to patent filings).

We therefore cannot guarantee with certainty that:

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there are no prior patents or other intellectual property rights of third parties covering certain of our products, methods, technologies, results or activities and that, consequently, third parties might bring an action for infringement or violation of their rights against us with a view to obtaining damages and interest and/or the cessation of our activities in the manufacture and/or commercialization of products, methods and the like thus disputed;

•	there are no trademark rights or other prior rights of third parties that could be the basis of an infringement or liability action against us; and

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our domain names are not subject, on the part of third parties who have prior rights (for example trademark rights), to a Uniform Domain-Name Dispute-Resolution Policy (“UDRP”) or similar policy, or an infringement action.

In the event of intellectual property litigation, we may have to:

•	stop developing, making, selling, offering for sale, or using the product or products that depended on the disputed intellectual property;

•	obtain a license from the holder of the intellectual property rights, however, such a license may be unobtainable or only be obtainable under unfavorable economic conditions for us; or

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revise the design of some of our products/technologies or, in the case of trademark applications, rename our products to avoid infringing the intellectual property rights of third parties, which may prove impossible or time-consuming and expensive, and could impact our marketing efforts.

Litigation can also result in an order to pay damages (including treble damages) and being subject to injunctions.

Patent terms may be inadequate to protect our competitive position on our drugs for an adequate amount of time, and we may seek to rely, but may not be able to rely, on other forms of protection, such as regulatory exclusivity.

Given the amount of time required for the development, testing and regulatory review of new drug candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. For example, the certain patents protecting obefazimod’s composition of matter expire in 2030 and the certain patents protecting obefazimod methods of use expire in 2035 which pose a risk to its successful commercialization. We expect to seek extensions of patent terms in the United States and, if available, in other countries where we are prosecuting patents. In the United States, the Drug Price Competition and Patent Term Restoration Act of 1984 permits a patent term extension of up to five years beyond the normal expiration of the patent, which is limited to the approved indication (or any additional indications approved during the period of extension). However, the applicable authorities, including the FDA and the USPTO in the United States, and any equivalent regulatory authority in other countries, may not agree with our assessment of whether such extensions are available, and may refuse to grant extensions to our patents, or may grant more limited extensions than we request. We may also seek to rely on other forms of protection, such as regulatory exclusivity, but there can be no assurance that such other forms of protection will be available or sufficient.

We will not seek to protect our intellectual property rights in all jurisdictions throughout the world and we may not be able to adequately enforce our intellectual property rights even in the jurisdictions where we seek protection.

Filing, prosecuting and defending patents on our drug candidates in all countries and jurisdictions throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States could be less extensive than those in the United States, assuming that rights are obtained in the United States. Competitors may use our technologies in jurisdictions where we do not pursue and obtain patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our drugs and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. Even if we pursue and obtain issued patents in particular jurisdictions, our patent claims or other intellectual property rights may not be effective or sufficient to prevent third parties from so competing.

In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as the federal and state laws in the United States. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of some countries, particularly developing countries, do not favor the enforcement of patents and other intellectual property protection, especially those relating to biopharmaceuticals or biotechnologies. This could make it difficult for us to stop the infringement of our patents, if obtained, or the misappropriation of our other intellectual property rights. For example, many foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, many countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit. Patent protection must ultimately be sought on a country-by-country basis, which is an expensive and time-consuming process with uncertain outcomes. Accordingly, we may choose not to seek patent protection in certain countries, and we will not have the benefit of patent protection in such countries.

Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, could put our patent applications at risk of not being issued and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. In addition, changes in the law and legal decisions by courts in the United States and foreign countries may affect our ability to obtain adequate protection for our technology and the enforcement of our intellectual property. In addition, monitoring the unauthorized use of our products and technology and the infringement of our intellectual property rights is challenging. We cannot guarantee with certainty that we will be able to prevent, take legal action against, and obtain compensation for infringement, misappropriation or unauthorized use of our products and technologies, particularly in foreign countries where our rights are less well protected because of the territorial scope of intellectual property rights. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Further, in Europe, a new unitary patent system took effect June 1, 2023, which significantly impacts European patents, including those granted before the introduction of such a system. Under the unitary patent system, European applications have the option, upon grant of a patent, of becoming a Unitary Patent which will be subject to the jurisdiction of the Unitary Patent Court, or the UPC. As the UPC is a new court system, there is no precedent for the court, increasing the uncertainty of any litigation. Patents granted before the implementation of the UPC will have the option of opting out of the jurisdiction of the UPC and remaining as national patents in the UPC countries. Patents that remain under the jurisdiction of the UPC will be potentially vulnerable to a single UPC-based revocation challenge that, if successful, could invalidate the patent in all countries who are signatories to the UPC. We cannot predict with certainty the long-term effects of any potential changes.

In addition, geo-political actions in the United States and in foreign countries could increase the uncertainties and costs surrounding the prosecution or maintenance of our patent applications and the maintenance, enforcement or defense of our issued patents. For example, the United States and foreign government actions related to Russia’s invasion of Ukraine may limit or prevent filing, prosecution, and maintenance of patent applications in Russia. Government actions may also prevent maintenance of issued patents in Russia. These actions could result in abandonment or lapse of our patents or patent applications, resulting in partial or complete loss of patent rights in Russia. If such an event were to occur, it could have a material adverse effect on our business. In addition, a decree was adopted by the Russian government in March 2022, allowing Russian companies and individuals to exploit inventions owned by patentees from the United States without consent or compensation. Consequently, we would not be able to prevent third parties from practicing our inventions in Russia or from selling or importing products made using our inventions in and into Russia. Accordingly, our competitive position may be impaired, and our business, financial condition, results of operations and prospects may be adversely affected.

If our trademarks and trade names are not adequately protected by us or our partners that develop trademarks for our future products, then we may not be able to build name or brand recognition in our markets of interest, and our business may be adversely affected.

Our registered or unregistered trademarks and trade names and the registered or unregistered trademarks and trade names that our partners will develop may be challenged, infringed, diluted, circumvented or declared generic or determined to be infringing on other marks. We and our partners may not be able to protect our rights to these trademarks and trade names, which we need to build name and brand recognition among potential partners or customers in our markets of interest. We expect to rely on our partners to protect the trade names and trademarks that they will develop, and they may not adequately protect such tradenames and trademarks, and we may have little or no recourse in respect thereof. At times, competitors may adopt trademarks and trade names similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. During the trademark registration process, we may receive Office Actions from the USPTO or from comparable agencies in foreign jurisdictions objecting to the registration of our trademark. Although we would be given an opportunity to respond to those objections, we may be unable to overcome such rejections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and/or to seek the cancellation of registered trademarks. Opposition or cancellation proceedings may be filed against our trademark applications or registrations, and our trademark applications or registrations may not survive such proceedings. In addition, there could be potential trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks. Over the long term, if we are unable to establish name and brand recognition based on our trademarks, then we may not be able to compete effectively and our business may be adversely affected.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and applications are required to be paid to the USPTO and various governmental patent agencies outside of the United States in several stages over the lifetime of the patents and applications. The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process and after a patent has issued. There are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction.

If we are unable to protect the confidentiality of our trade secrets and know-how, our business and competitive position could be harmed.

In addition to seeking patent protection for our drug candidates, we also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to establish and maintain our competitive position.

It is also important for us to protect against the unauthorized use and disclosure of our confidential information, know-how and trade secrets. Unpatented and/or unpatentable technologies, processes, methods, know-how and data are considered trade secrets that we seek to protect, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, collaborators, consultants, advisors, university and/or institutional researchers and other third parties. We also have entered or seek to enter into confidentiality and invention or patent assignment agreements with our employees, advisors and consultants.

In the context of collaboration, partnership or research contracts, or other types of cooperation between us and researchers from academic institutions, and with other public or private entities, subcontractors, or any co-contracting third parties, various information and/or products may be entrusted to them in order to conduct certain tests and clinical trials. In such cases, we require that confidentiality agreements be signed. Furthermore, as a general rule, we take care that the collaboration or research contracts that we are party to give us access to full ownership or co-ownership of results and/or inventions resulting from the collaboration, or to an exclusive license based on these results and/or inventions resulting from the collaboration.

Despite these efforts, counterparties may breach our agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Our trade secrets may also be obtained by third parties by other means, such as breaches of our physical or computer security systems. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. Moreover, if any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to, or independently developed by, a competitor, our competitive position would be harmed and our business may be adversely affected.

There can be no assurance that the agreements put in place to protect our technology and trade secrets and/or the know-how being used will provide the protection sought or will not be violated, that we will have appropriate solutions for such violations, or that our trade secrets will not be disclosed to or independently developed by our competitors. In the context of contracts that we enter into with third parties, we sometimes take the precaution of providing that they are not authorized to use third-party services or that they may only do so with our prior approval. However, it cannot be ruled out that some of these co-contractors may nevertheless use third parties. In this event, we have no control over the conditions under which third parties with which we do not contract protect their confidential information, irrespective of whether we provide in our agreements with our co-contractors that they undertake to pass on confidentiality obligations to their own co-contractors.

Such contracts therefore expose us to the risk of having the third parties concerned (i) claim the benefit of intellectual property rights on our inventions or other intellectual property rights, (ii) fail to ensure the confidentiality of unpatented innovations or improvements of our confidential information and know-how, (iii) disclose our trade secrets to our competitors or independently develop these trade secrets and/or (iv) violate such agreements, without our having an appropriate solution for such violations.

Consequently, our rights to our confidential information, trade secrets and know-how may not confer the expected protection against competition and we cannot guarantee with certainty that:

•	our knowledge and trade secrets will not be obtained, stolen, circumvented, transmitted, or used without our authorization;

•	our competitors have not already developed similar technologies or products, or ones similar in nature or purpose to ours;

•

no co-contracting party will claim the benefit of all or part of the intellectual property rights relating to inventions, knowledge or results that we hold in our own right or in co-ownership, or for which we would be entitled to a license; or

•	our employees will not claim rights or payment of additional compensation or fair price for inventions in the creation of which they participated.

The occurrence of one or more of these risks could have a material adverse effect on our business, outlook, financial position, income and growth.

We are subject to cyber risks.

We are dependent upon the availability, capacity, reliability and security of our information technology infrastructure to conduct daily operations. We depend on various information technology systems to process and record financial data, research data and confidential information, process clinical data, manage financial resources and communicate with employees and third parties. In particular, we store information about drug candidates, which is critical to our research and development, on our computer systems.

Third parties on which we rely have in the past been affected by cyberattacks and may in the future fail, or are perceived to have failed, to maintain sufficient cyber-security safeguards, which could compromise data they hold on our behalf. If our suppliers or other third parties we collaborate with suffer from cyberattacks or cybersecurity breaches, we could face significant consequences, including but not limited to: government enforcement actions (e.g., investigations, fines, penalties, audits, inspections, and similar); litigation (including class-action claims); additional reporting requirements and/or oversight; bans on processing personal data; and orders to destroy or not use personal data.

We maintain industry-standard backups and procedures, however we are at risk of financial loss, reputational damage and general disruption from a failure of our information technology infrastructure or an attack for the purposes of espionage, extortion, terrorism or to cause embarrassment. Any failure of, or attack against, our information technology infrastructure may be difficult to prevent or detect, and our internal policies to mitigate these risks may be inadequate or ineffective. We may not be able to recover any losses that may arise from such a failure or attack, which could have a material adverse effect on our business, outlook, financial position, income and growth.

Intellectual property rights do not address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative.

•	Competitors may be able to formulate compositions that are similar to ours but that are not covered by our intellectual property rights.

•	Competitors may independently develop similar or alternative compositions or otherwise circumvent any of our applications or registrations without infringing our intellectual property rights.

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We or any of our collaboration partners might not have been the first to conceive and reduce to practice the inventions covered by the patents or patent applications that we own, license or will own or license.

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We or any of our collaboration partners might not have been the first to file patent applications covering certain of the patents or patent applications that we or they own or have licensed, or will own or will have licensed.

•	It is possible that any pending patent applications that we have filed, or will file, will not lead to issued patents.

•	Issued patents that we own may not provide us with any competitive advantage, or may be held invalid or unenforceable, as a result of legal challenges by our competitors.

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Our competitors might conduct research and development activities in countries where we do not have patent rights, or in countries where research and development safe harbor laws exist, and then use the information learned from such activities to develop competitive products for sale in our major commercial markets.

•	Ownership of our patents or patent applications may be challenged by third parties.

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We may infringe on the patents of third parties or pending or future applications of third parties, if issued, and the patents of third parties or pending or future applications of third parties, if issued, may have an adverse effect on our business.

Risks Related to Legal and Compliance

Our business is subject to a restrictive and changing regulatory framework.

One of the major issues for a growing company like ours is to successfully develop, alone or with the help of partners, products incorporating our technologies in an increasingly restrictive regulatory environment. The pharmaceutical industry faces constant changes in its legal and regulatory environment and increased oversight by the competent authorities, such as the National Agency for Medicines and Health Products Safety (“ANSM”) in France, the EMA in the European Union, the FDA in the United States or the PMDA in Japan, and other regulatory authorities in the rest of the world. At the same time, the public is demanding more guarantees regarding drug safety and efficacy. This may at any time lead to a more restrictive regulatory environment for our drug candidates which may have a material adverse effect on business, financial position, income, growth and outlook.

Health authorities oversee research and development, preclinical studies, clinical trials, the regulation of pharmaceutical companies, and drug manufacturing and commercialization. This increasing stringency of the legislative and regulatory framework is common worldwide; however, requirements may vary from country to country. In particular, health authorities, especially the ANSM, EMA, FDA and PMDA, have imposed increasingly burdensome requirements in terms of the volume of data required to demonstrate the efficacy and safety of a product. These increased requirements may have thus reduced the number of products authorized in comparison to the number of applications filed. Products on the market are also subject to regular reassessment of the risk/benefit ratio after their authorization. The delayed discovery of problems not identified at the research stage can lead to marketing restrictions, suspension or withdrawal of the product, and to an increased risk of litigation.

Therefore, the authorization process is long and expensive; it can take many years and the result is not predictable. Insofar as new legal or regulatory provisions would result in an increase in the cost of obtaining and maintaining product marketing authorizations or limit the targeted indications for a product that a product targets or the economic value of a new product to its inventor, the growth prospects for the pharmaceutical industry, and us, could be reduced. If we experience delays completing, or if we terminate, any of our clinical trials, or if we are required to conduct additional clinical trials, the commercial prospects for our drug candidates may be harmed and our ability to generate product revenue will be delayed. The occurrence of one or more of these risks could have a material adverse effect on our business, outlook, financial position, income and growth.

We are subject to healthcare laws and regulations which may require substantial compliance efforts and could expose us to criminal sanctions, civil and administrative penalties, contractual damages, reputational harm and diminished profits and future earnings, among other penalties.

Healthcare providers, including physicians, and others will play a primary role in the recommendation and prescription of our products, if approved. Our arrangements with such persons and third-party payors and our general business operations will expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we research, market, sell and distribute our drugs, if we obtain marketing approval. Restrictions under applicable U.S. federal, state and foreign healthcare laws and regulations include, but are not limited to, the following:

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the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, including any kickback, bribe or rebate, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase or lease, order or recommendation of, any item, good, facility or service, for which payment may be made under federal healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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U.S. federal civil and criminal false claims laws and civil monetary penalties laws, including the civil False Claims Act (“FCA”), which impose criminal and civil penalties, including those from civil whistleblower or qui tam actions, against individuals or entities for, among other things, knowingly presenting, or causing to be presented, claims for payment that are false or fraudulent or making a false statement to avoid, decrease, or conceal an obligation to pay money to the federal government. For example, pharmaceutical companies have been prosecuted under the FCA in connection with their alleged off-label promotion of drugs, purportedly concealing price concessions in the pricing information submitted to the government for government price reporting purposes, and allegedly providing free product to customers with the expectation that the customers would bill federal health care programs for the product. In addition, the government may assert that a claim including items and services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA;

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the U.S. federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), which created additional federal criminal statutes that impose criminal and civil liability for, among other things, executing or attempting to execute a scheme to defraud any healthcare benefit program or knowingly and willingly falsifying, concealing or covering up a material fact or making false statements relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the healthcare fraud statute implemented under HIPAA or specific intent to violate it in order to have committed a violation;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH”) and its implementing regulations, which impose certain requirements on covered entities and their business associates, as well as their covered subcontractors, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

•	federal and state consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;

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U.S. federal transparency requirements under the Physician Payments Sunshine Act, enacted as part of the Affordable Care Act (“ACA”), that require applicable manufacturers of covered drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to track and annually report to Concerned Member States (“CMS”) payments and other transfers of value provided to physicians, certain other healthcare providers (such as physicians assistants and nurse practitioners), and teaching hospitals, and require certain manufacturers and group purchasing organizations to report annually certain ownership and investment interests held by physicians or their immediate family members; and

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analogous state or foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to items or services reimbursed by any third-party payor, including commercial insurers, state marketing and/or transparency laws applicable to manufacturers that may be broader in scope than the federal requirements, state laws that require biopharmaceutical companies to comply with the biopharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect as HIPAA, thus complicating compliance efforts.

Ensuring that our business arrangements with third parties comply with applicable healthcare laws and regulations will likely be costly. It cannot be excluded that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations were found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, possible exclusion from government funded healthcare programs, such as Medicare and Medicaid, contractual damages, reputational harm, diminished profits and future earnings and curtailment of our operations, any of which could substantially disrupt our operations. If the physicians or other providers or entities with whom we expect to do business are found not to be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs. We may incur significant costs achieving and maintaining compliance with applicable federal and state privacy, security, and fraud laws. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business.

Current and future health reform measures could adversely affect our business operations.

In the United States and some foreign jurisdictions there have been, and we expect there will continue to be, several legislative and regulatory changes and proposed reforms of the healthcare system to contain costs, improve quality, and expand access to care. For example, in March 2010, President Obama signed the ACA into law, which substantially changed the way healthcare is financed by both governmental and private insurers and continues to significantly impact the United States pharmaceutical industry.

There have been judicial, congressional, and executive branch challenges to certain aspects of the ACA. For example, on June 17, 2021, the United States Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the individual mandate was repealed by Congress. Moreover, there have been a number of health reform initiatives by the Biden administration that have impacted the ACA. For example, on August 16, 2022, President Biden signed the Inflation Reduction Act of 2022 (“IRA”), into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost through a newly-established manufacturer discount program. It is unclear how other healthcare reform measures, if any, will impact our business.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. For example, on August 2, 2011, the Budget Control Act of 2011 was signed into law which among other things, led to aggregate reductions in Medicare payments to providers. These reductions went into effect on April 1, 2013, and, due to subsequent legislative amendments, will remain in effect until 2032, with the exception of a temporary suspension from May 1, 2020, through March 31, 2022, due to the COVID-19 pandemic, unless additional Congressional action is taken.

Additionally, there have been several recent U.S. presidential executive orders, congressional inquiries and proposed and enacted legislation at the federal and state levels designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare, and reform government program reimbursement methodologies for drugs. For example, on March 11, 2023, the American Rescue Plan Act of 2021 was signed into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, beginning January 1, 2024. In addition, the IRA, among other things, (1) directs HHS to negotiate the price of certain single-source drugs and biologics covered under Medicare and (2) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. The IRA permits HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. HHS has and will continue to issue and update guidance as these programs are implemented. These provisions took effect progressively starting in fiscal year 2023, although the Medicare drug price negotiation program is currently subject to litigation. It is currently unclear how the IRA will be implemented but is likely to have a significant impact on the pharmaceutical industry. Further, in response to the Biden administration’s October 2022 executive order, on February 14, 2023, HHS released a report outlining three new models for testing by the CMS Innovation Center which will be evaluated on their ability to lower the cost of drugs, promote accessibility and improve quality of care. It is unclear whether the models will be utilized in any health reform measures in the future. We expect that additional U.S. federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that the U.S. federal government will pay for healthcare products and services, which could result in reduced demand for our drug candidates or additional pricing pressures.

At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. If healthcare policies or reforms intended to curb healthcare costs are adopted, or if we experience negative publicity with respect to the pricing of our products or the pricing of pharmaceutical drugs generally, the prices that we charge for any approved products may be limited, our commercial opportunity may be limited and/or our revenues from sales of our products may be negatively impacted.

We expect that other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our drug candidates.

We are subject to anti-corruption laws, as well as export control laws, customs laws, sanctions laws and other laws governing our operations. If we fail to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures and legal expenses, which could adversely affect our business, results of operations and financial condition.

We are subject to other laws and regulations governing our international operations, including regulations administered by the governments of the United States, and authorities in the European Union and in Japan, including applicable export control regulations, economic sanctions on countries and persons, customs requirements and currency exchange regulations, collectively referred to as the trade control laws.

We are also subject to anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977, as amended (“FCPA”), which prohibits any U.S. individual or business from paying, offering, or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party, or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business, and other state and national anti-bribery and anti-money laundering laws in the countries in which we conduct activities, including the French anti-corruption laws:

•	Article 433-1-1 of the French Criminal Code (bribery of domestic public officials);

•	Article 433-1-2 of the French Criminal Code (influence peddling involving domestic public officials);

•	Article 434-9 of the French Criminal Code (bribery of domestic judicial staff);

•	Article 434-9-1 of the French Criminal Code (influence peddling involving domestic judicial staff);

•	Articles 435-1 and 435-3 of the French Criminal Code (bribery of foreign or international public officials);

•	Articles 435-7 and 435-9 of the French Criminal Code (bribery of foreign or international judicial staff);

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Articles 435-2, 435-4, 435-8 and 435-10 of the French Criminal Code (active and passive influence peddling involving foreign or international public officials and foreign or international judicial staff);

•	Articles 445-1 and 445-2 of the French Criminal Code (bribery of private individuals); and

•

French Law No. 2016-1691 of December 9, 2016 on Transparency, the Fight Against Corruption and the Modernization of the Economy (Sapin 2 Law), which provides for numerous new obligations for large companies such as the obligation to draw up and adopt a code of conduct defining and illustrating the different types of behavior to be proscribed as being likely to characterize acts of corruption or influence peddling, to set up an internal warning system designed to enable the collections of reports from employees relating to the existence of conduct or situations contrary to the company’s code of conduct, to set up accounting control procedures, whether internal or external, designed to ensure that the books, registers and accounts are not used to conceal acts of corruption or influence peddling, to set up a disciplinary system for sanctioning company employees in the event of a breach of the company’s code of conduct or a system for monitoring and evaluating the measures implemented.

The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations. Activities that violate the FCPA, even if they occur wholly outside the United States, can result in criminal and civil fines, imprisonment, disgorgement, oversight, and debarment from government contracts. The scope and enforcement of these laws is uncertain and subject to rapid change. Further, enforcement bodies have increased their scrutiny of interactions between healthcare companies and healthcare providers. This has resulted in an increase in the number of investigations, prosecutions, convictions and settlements in the healthcare industry. Responding to investigations can be both resource and time consuming and can divert management’s attention from the business. Any such investigation or settlement could increase our costs or otherwise have a material adverse effect on our business, outlook, financial position, income and growth.

The FCPA and other anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, contractors, and other collaborators from authorizing, promising, offering, or providing, directly or indirectly, improper payments or anything else of value to recipients in the public or private sector. We may engage third parties to sell our products outside the United States, to conduct clinical trials and/or to obtain necessary permits, licenses, patent registrations, and other regulatory approvals. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities, and other organizations. We can be held liable for the corrupt or other illegal activities of our employees, agents, contractors, and other collaborators, even if we do not explicitly authorize or have actual knowledge of such activities.

There is no complete assurance that we will be effective in ensuring our compliance with all applicable anti-corruption laws, including the FCPA, the French anti-corruption laws or other legal requirements, including trade control laws. If we are not in compliance with the FCPA, the French anti-corruption laws and other anti-corruption laws or trade control laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which could have an adverse impact on our business, financial condition, results of operations and liquidity. Likewise, any investigation of any potential violations of the FCPA, the French anti-corruption laws, other anti-corruption laws or trade control laws by U.S. or other authorities could also have an adverse impact on our reputation, our business, results of operations and financial condition.

In addition, changes in our products and drug candidates or changes in applicable export or import laws and regulations may create delays in the introduction or provision of our products and drug candidates in other jurisdictions, prevent others from using our products and drug candidates or, in some cases, prevent the export or import of our products and drug candidates to certain countries, governments or persons altogether. Any limitation on our ability to export or provide our products and drug candidates could adversely affect our business, financial condition and results of operations.

Product liability and other lawsuits could divert our resources, result in substantial liabilities and reduce the commercial potential of our drug candidates.

The risk that we may be sued on product liability claims is inherent in the development and commercialization of our drug candidates. Side effects of, or manufacturing defects in, drugs that we develop could result in the deterioration of a patient’s condition, injury or even death. For example, our liability could be sought after by patients participating in the clinical trials in the context of the development of the therapeutic products tested and unexpected side effects resulting from the administration of these drugs. In addition, we could face liability due to undetected side-effects caused by the interaction of our drugs with other drugs following release of the drug candidate to the market. Once a product is approved for sale and commercialized, the likelihood of product liability lawsuits increases. Criminal or civil proceedings might be filed against us by patients, regulatory authorities, biopharmaceutical companies and any other third party using or marketing our drugs. These actions could include claims resulting from actions by our partners, licensees and subcontractors, over which we have little or no control. These lawsuits may divert our management from pursuing our business strategy and may be costly to defend. In addition, if we are held liable in any of these lawsuits, we may incur substantial liabilities, may be forced to limit or forgo further commercialization of the affected products and may suffer damage to our reputation.

We could be exposed to the risk of liability claims during the clinical development of our products, in particular product liability claims, related to the manufacture of therapeutic products and trials in humans and animals. We could be held liable by patients participating in clinical trials as part of the development of the therapeutic products tested for unexpected side effects resulting from the administration of these products.

We could also be held liable during the commercialization phase of our products. Criminal complaints or lawsuits could be filed or brought against us by patients, regulatory agencies, pharmaceutical companies and any other third parties using or marketing our products. These actions may include claims arising from acts of our partners, licensees or subcontractors, over which we have little or no control. Physicians and patients may not comply with any warnings that identify known potential adverse effects and patients who should not use our drug candidates.

We maintain product liability insurance coverage for our clinical trials at levels which we believe are appropriate for our clinical trials. Nevertheless, we cannot guarantee that the insurance policy taken out or the contractually limited indemnification, if applicable, granted by our subcontractors will be sufficient to cover the claims that could be brought against us or losses we may suffer.

If our liability, or that of our partners, licensees and subcontractors, was thereby activated, if we or our partners, licensees and subcontractors were unable to obtain and maintain appropriate insurance coverage at an acceptable cost or protect ourselves in any way against liability claims, this would seriously affect the commercialization of our products and, more generally, have a material adverse effect on our business, income, financial position and outlook for growth.

We are subject to stringent and evolving U.S. and foreign laws, regulations, rules, contractual obligations, policies and other obligations related to data privacy and security. Our actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; and other adverse business consequences.

In the ordinary course of business, we collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share (collectively, processing) personal data and other sensitive information, including proprietary and confidential business data, trade secrets, intellectual property, sensitive third-party data, business plans, transactions, and financial information (collectively, sensitive data).

Our data processing activities may subject us to numerous data privacy and security obligations, such as various laws, regulations, guidance, industry standards, external and internal privacy and security policies, contractual requirements, and other obligations relating to data privacy and security.

In the United States, federal, state, and local governments have enacted numerous data privacy and security laws, including data breach notification laws, personal data privacy laws, consumer protection laws (e.g.,

Section 5 of the Federal Trade Commission Act), and other similar laws (e.g., wiretapping laws). For example, the California Consumer Privacy Act of 2018 (“CCPA”) requires businesses to provide specific disclosures in privacy notices and honor requests of California residents to exercise certain privacy rights. The CCPA provides for civil penalties of up to $7,500 per violation and allows private litigants affected by certain data breaches to recover significant statutory damages. In addition, the California Privacy Rights Act of 2020 (“CPRA”), which becomes operative January 1, 2023, will expand the CCPA’s requirements, including applying to personal information of business representatives and employees and establishing a new regulatory agency to implement and enforce the law.

Other states, such as Virginia, Colorado, Utah, and Connecticut have also passed comprehensive privacy laws, and similar laws are being considered in several other states, as well as at the federal and local levels. These developments may further complicate compliance efforts and may increase legal risk and compliance costs for us and the third parties upon whom we rely.

Outside the United States, an increasing number of laws, regulations, and industry standards may govern data privacy and security. For example, the European Union’s Regulation (EU) 2016/679 of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, as amended (“EU GDPR”), the United Kingdom’s GDPR (“UK GDPR”), Brazil’s General Data Protection Law (Lei Geral de Proteção de Dados Pessoais, or “LGPD”) (Law No. 13,709/2018), and China’s Personal Information Protection Law (“PIPL”) impose strict requirements for processing personal data.

Furthermore, we seek to obtain marketing authorization from the European Union for our drug candidates. Moreover, a significant portion of the personal data that we may use is managed by third parties (primarily clinical sites and CROs in clinical trials). The collection and use of personal health data in the European Union is governed by the provisions of the EU GDPR. Under the EU GDPR, companies may face temporary or definitive bans on data processing and other corrective actions; fines of up to €20 million or 4% of annual global revenue, whichever is greater; or private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests.

In addition, we may be unable to transfer personal data from Europe and other jurisdictions to the United States or other countries due to data localization requirements or limitations on cross-border data flows. Europe and other jurisdictions have enacted laws requiring data to be localized or limiting the transfer of personal data to other countries. In particular, the EEA and the United Kingdom (“UK”) have significantly restricted the transfer of personal data to countries whose privacy laws it believes are inadequate. Other jurisdictions may adopt similarly stringent interpretations of their data localization and cross-border data transfer laws. Although there are currently various mechanisms that may be used to transfer personal data from the EEA and UK to the United States in compliance with law, such as the Trans-Atlantic Data Privacy Framework or the EEA and UK’s standard contractual clauses, being specified that these mechanisms of standard contractual clauses are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States. If there is no lawful manner for us to transfer personal data from the EEA, the UK, or other jurisdictions to the United States, or if the requirements for a legally-compliant transfer are too onerous, we could face significant adverse consequences, including the interruption or degradation of our operations, the need to relocate part of or all of our business or data processing activities to other jurisdictions at significant expense, increased exposure to regulatory actions, substantial fines and penalties, the inability to transfer data and work with partners, vendors and other third parties, and injunctions against our processing or transferring of personal data necessary to operate our business. Some European regulators have prevented companies from transferring personal data out of Europe for allegedly violating the EU GDPR’s cross-border data transfer limitations.

In addition to data privacy and security laws, we may be contractually subject to industry standards adopted by industry groups and may become subject to such obligations in the future. We may also be bound by other contractual obligations related to data privacy and security, and our efforts to comply with such obligations may not be successful.

We may publish privacy policies, marketing materials, and other statements, such as compliance with certain certifications or self-regulatory principles, regarding data privacy and security. If these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, unfair, or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators, or other adverse consequences.

Obligations related to data privacy and security are quickly changing, becoming increasingly stringent, and creating regulatory uncertainty. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Preparing for and complying with these obligations requires us to devote significant resources and may necessitate changes to our services, information technologies, systems, and practices and to those of any third parties that process personal data on our behalf.

We may at times fail (or be perceived to have failed) in our efforts to comply with our data privacy and security obligations. Moreover, despite our efforts, our personnel or third parties on whom we rely may fail to comply with such obligations, which could negatively impact our business operations. If we or the third parties on which we rely fail, or are perceived to have failed, to address or comply with applicable data privacy and security obligations, we could face significant consequences, including but not limited to: government enforcement actions (e.g., investigations, fines, penalties, audits, inspections, and similar); litigation (including class-action claims); additional reporting requirements and/or oversight; bans on processing personal data; and orders to destroy or not use personal data. Any of these events could have a material adverse effect on our reputation, business, or financial condition, including but not limited to: loss of customers; inability to process personal data or to operate in certain jurisdictions; limited ability to develop or commercialize our products; expenditure of time and resources to defend any claim or inquiry; adverse publicity; or substantial changes to our business model or operations.

If our information technology systems or data, or those of third parties upon which we rely, are or were compromised, we could experience adverse consequences resulting from such compromise, including but not limited to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; and other adverse consequences.

In the ordinary course of our business, we and the third parties upon which we rely may process sensitive data, and, as a result, we and the third parties upon which we rely face a variety of evolving threats, including but not limited to ransomware attacks, which could cause security incidents. Cyber-attacks, malicious internet-based activity, online and offline fraud, and other similar activities threaten the confidentiality, integrity, and availability of our sensitive data and information technology systems, and those of the third parties upon which we rely. Such threats are prevalent and continue to rise, are increasingly difficult to detect, and come from a variety of sources, including traditional computer “hackers,” threat actors, “hacktivists,” organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation states, and nation-state-supported actors.

Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we and the third parties upon which we rely may be vulnerable to a heightened risk of these attacks, including retaliatory cyber-attacks, that could materially disrupt our systems and operations, supply chain, and ability to produce, sell and distribute our services.

We and the third parties upon which we rely may be subject to a variety of evolving threats, including but not limited to social-engineering attacks (including through phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks (such as credential stuffing), credential harvesting, personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, telecommunications failures, earthquakes, fires, floods, and other similar threats.

In particular, severe ransomware attacks are becoming increasingly prevalent and can lead to significant interruptions in our operations, loss of sensitive data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments.

Remote work has become more common and has increased risks to our information technology systems and data, as more of our employees utilize network connections, computers, and devices outside our premises or network, including working at home, while in transit and in public locations. Additionally, future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies.

In addition, our reliance on third-party service providers could introduce new cybersecurity risks and vulnerabilities, including supply-chain attacks, and other threats to our business operations. We may rely on third-party service providers and technologies to operate critical business systems to process sensitive data in a variety of contexts, including, without limitation, cloud-based infrastructure, data center facilities, employee email, and other functions. We may also rely on third-party service providers to provide other products, services, parts, or otherwise to operate our business. Our ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place. If our third-party service providers experience a security incident or other interruption, we could experience adverse consequences. While we may be entitled to damages if our third-party service providers fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award. In addition, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties’ infrastructure in our supply chain or our third-party partners’ supply chains have not been compromised. One of our CROs has experienced a data breach that involved personal data being compromised, affecting all the CRO’s customers, including fully pseudonymized and encoded electronic case report forms relating to 14 of our trials. While our Data Protection Committee concluded in October 2021 that there is no critical risk to the privacy of data subjects, we have conducted additional corrective and preventive measures to ensure any such data breach incident can be prevented in the future (including root cause analysis audits and risk analysis).

Any of the previously identified or similar threats could cause a security incident or other interruption that could result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to our sensitive data or our information technology systems, or those of the third parties upon whom we rely. A security incident or other interruption could disrupt our ability (and that of third parties upon whom we rely) to provide our services.

We may expend significant resources or modify our business activities to try to protect against security incidents. Additionally, certain data privacy and security obligations may require us to implement and maintain specific security measures or industry-standard or reasonable security measures to protect our information technology systems and sensitive data.

While we have implemented security measures designed to protect against security incidents, there can be no assurance that these measures will be effective. We may be unable in the future to detect vulnerabilities in our information technology systems because such threats and techniques change frequently, are often sophisticated in nature, and may not be detected until after a security incident has occurred. Further, we may experience delays in developing and deploying remedial measures designed to address any such identified vulnerabilities.

Applicable data privacy and security obligations may require us to notify relevant stakeholders of security incidents. Such disclosures are costly, and the disclosure or the failure to comply with such requirements could lead to adverse consequences.

If we (or a third party upon whom we rely) experience a security incident or are perceived to have experienced a security incident, we may experience adverse consequences. These consequences may include:

government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; restrictions on processing sensitive data (including personal data); litigation (including class claims); indemnification obligations; negative publicity; reputational harm; monetary fund diversions; interruptions in our operations (including availability of data); financial loss; and other similar harms. Security incidents and attendant consequences may cause customers to stop using our services, deter new customers from using our services, and negatively impact our ability to grow and operate our business.

Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations. We cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims.

Risks Related to the Offering, Ownership of Our ADSs and Our Status as a Non-U.S. Company with Foreign Private Issuer Status

There has been no market for our ADSs prior to the U.S. offering and an active and liquid market for our securities may fail to develop, which could harm the market price of our ADSs.

Although our ordinary shares have been traded on Euronext Paris since mid-2015, there has been no public market on a U.S. national securities exchange for our ADSs in the United States. Although we anticipate that our ADSs will be approved for listing on the Nasdaq Global Market, an active trading market for our ADSs may never develop or be sustained following the offering. The offering price of our ADSs was determined through negotiations between us and the underwriters based on a number of factors. This offering price may not be indicative of the market price of our ADSs after the offering. In the absence of an active trading market for our ADSs, investors may not be able to sell their ADSs at or above the offering price or at the time that they would like to sell.

If we do not achieve our projected development and commercialization goals in the timeframes we announce and expect, our business will be harmed, and the price of our securities could decline as a result.

We sometimes estimate for planning purposes the timing of the accomplishment of various scientific, clinical, regulatory and other product development objectives. These milestones may include our expectations regarding the commencement or completion of scientific studies, clinical trials, the submission of regulatory filings, or commercialization objectives. From time to time, we may publicly announce the expected timing of some of these milestones, such as the completion of an ongoing clinical trial, the initiation of other clinical programs, receipt of marketing approval, or a commercial launch of a product. The achievement of many of these milestones may be outside of our control. All of these milestones are based on a variety of assumptions which may cause the timing of achievement of the milestones to vary considerably from our estimates, including:

•	our available capital resources or capital constraints we experience;

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the rate of progress, costs and results of our clinical trials and research and development activities, including the extent of scheduling conflicts with participating clinicians and collaborators, and our ability to identify and enroll patients who meet clinical trial eligibility criteria;

•	our receipt of approvals by the European Commission, FDA and other regulatory agencies and the timing thereof;

•	other actions, decisions or rules issued by regulators;

•	our ability to access sufficient, reliable and affordable supplies of compounds and raw materials used in the manufacture of our drug candidates;

•	the efforts of our collaborators with respect to the commercialization of our products; and

•	the securing of, costs related to, and timing issues associated with, product manufacturing as well as sales and marketing activities.

If we fail to achieve announced milestones in the timeframes we expect, the commercialization of our drug candidates may be delayed, our business and results of operations may be harmed, and the trading price of the ADSs may decline as a result.

We may be a “passive foreign investment company” for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. investors.

Generally, if, for any taxable year, at least 75% of our gross income is passive income (“income test”), or at least 50% of the value of our assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce passive income or are held for the production of passive income, including cash, we would be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. For purposes of these tests, passive income includes, among other things, dividends, interest, and gains from the sale or exchange of investment property and rents or royalties other than rents or royalties which are received from unrelated parties in connection with the active conduct of a trade or business. Cash and cash equivalents are generally treated as passive assets. Goodwill is treated as an active asset to the extent associated with business activities that produce active income. For purposes of the PFIC rules, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the equity interests of another corporation or partnership is treated as if it held its proportionate share of the assets of the other corporation or partnership, and received directly its proportionate share of the income of the other corporation or partnership. Equity interests of less than 25% by value in any other corporation or partnership are treated as passive assets, regardless of the nature of the other corporation or partnership’s business. If we are a PFIC for any taxable year in which a U.S. Holder (as defined in “Material United States Federal Income and French Tax Considerations—Material U.S. Federal Income Tax Considerations for U.S. Holders”) holds an ADS, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder including increased tax liability on disposition gains and certain “excess distributions” and additional reporting requirements. See “Material United States Federal Income and French Tax Considerations—Material U.S. Federal Income Tax Considerations for U.S. Holders—Passive Foreign Investment Company Rules.”

Based on our analysis of our financial statements, activities and relevant market and shareholder data, we do not believe that we were a PFIC for the taxable year ended December 31, 2022. Whether we are a PFIC for any taxable year will depend on the composition of our income and the composition, nature and value of our assets from time to time (including the value of our goodwill, which may be determined by reference to the value of our ADSs, which could fluctuate considerably). We currently do not generate product revenues and therefore we may be a PFIC for any taxable year in which we do not generate sufficient amounts of non-passive income to offset our passive financing income. As a result, there can be no assurance that we will not be treated as a PFIC for the current or any future taxable year and our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or future taxable year. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the Internal Revenue Service, or the IRS, will agree with our conclusion and that the IRS would not successfully challenge our position. Each U.S. holder is strongly urged to consult its tax advisor regarding these issues and any available elections to mitigate such tax consequences.

If a United States person is treated as owning at least 10% of the value or voting power of our ADSs, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly, or constructively) at least 10% of the aggregate value or voting power of our ADSs, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any), which may subject such person to adverse U.S. federal income tax consequences. Our group currently includes one U.S. subsidiary corporation and, therefore, under current law our current non-U.S. subsidiary and any future newly formed or acquired non-U.S. subsidiaries that are treated as corporations for U.S. federal income tax purposes will be treated as controlled foreign corporations, regardless of whether we are treated as a controlled foreign corporation. A United States shareholder of a controlled foreign corporation generally is required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be available to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether we are treated as a controlled foreign corporation or whether any holder of our ADSs is treated as a United States shareholder with respect to any such controlled foreign corporation or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The United States Internal Revenue Service provided limited guidance on situations in which investors may rely on publicly available information to comply with their reporting and tax paying obligations with respect to foreign-controlled CFCs. Each U.S. holder of our ADSs should consult its advisors regarding the potential application of these rules to an investment in our ADSs.

We have broad discretion in the use of the net proceeds from the global offering and may use them in ways with which you do not agree and in ways that may not increase the value of your investment.

Our management will have broad discretion in the application of the net proceeds that we receive from the global offering. We may spend or invest these proceeds in a way with which our shareholders and ADS holders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from the global offering in a manner that does not produce income or that loses value. These investments may not yield a favorable return to our investors.

If you purchase ADSs in the offering, you will experience substantial and immediate dilution.

If you purchase ADSs in the offering, you will experience substantial and immediate dilution of $             per ADS in net tangible book value as of June 30, 2023, after giving effect to the U.S. offering at an initial public offering price of $             per ADS. This dilution is due in large part to the fact that our earlier investors paid substantially less than the offering price when they purchased their ordinary shares. You will experience additional dilution upon exercise of any outstanding warrants to purchase ordinary shares or if we otherwise issue additional ordinary shares or ADSs below the offering price. For a further description of the dilution that you will experience immediately after the offering, see the section of this prospectus titled “Dilution.”

Future, or the possibility of future sales, of a substantial number sales of our ordinary shares or ADSs by existing shareholders could depress the market price of the ordinary shares.

Future sales of a substantial number of our ADSs, or the perception that such sales will occur, could cause a decline in the market price of our ADSs. Based upon the number of shares outstanding as of June 30, 2023, after giving effect to the closing of the offering, we will have              ordinary shares outstanding (including ordinary shares in the form of ADSs), assuming the underwriters do not exercise their option to purchase              additional ADSs. ADSs issued and sold in the U.S. offering may be resold in the public market immediately without restriction, unless purchased by our affiliates. A significant portion of these ADSs will be subject to the lock-up agreements described in “Ordinary Shares and ADSs Eligible for Future Sale” and “Underwriters.” If, after the end of such lock-up agreements, these shareholders or ADS holders sell substantial amounts of ADSs in the public market, or the market perceives that such sales may occur, the market price of our ADSs and our ability to raise capital through an issuance of equity securities in the future could be adversely affected.

The rights of shareholders in companies subject to French corporate law differ in material respects from the rights of shareholders of corporations incorporated in the United States.

We are a French company with limited liability. Our corporate affairs are governed by our by-laws and by the laws governing companies incorporated in France. The rights of shareholders and the responsibilities of members of our Board are in many ways different from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions. For example, in the performance of its duties, our Board is required by French law to consider the interests of our company, its shareholders, its employees and other stakeholders, rather than solely our shareholders and/or creditors. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder or holder of ADSs. See the sections of this prospectus titled “Management—Board Practices—Corporate Governance Practices” and “Description of Share Capital.”

U.S. investors may have difficulty enforcing civil liabilities against our company and directors and senior management and the experts named in this prospectus.

Certain members of our Board and senior management and certain experts named in this prospectus are non-residents of the United States, and all or a substantial portion of our assets and the assets of such persons are located outside the United States. As a result, it may not be possible to serve process on such persons or us in the United States or to enforce judgments obtained in U.S. courts against them or us based on civil liability provisions of the securities laws of the United States. Additionally, it may be difficult to assert U.S. securities law claims in actions originally instituted outside of the United States. Courts outside the United States may refuse to hear a U.S. securities law claim because non-U.S. courts may not be the most appropriate forums in which to bring such a claim. Even if a court outside the United States agrees to hear a claim, it may determine that the law of the jurisdiction in which the non-U.S. court resides, and not U.S. law, is applicable to the claim. Further, if U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process, and certain matters of procedure would still be governed by the law of the jurisdiction in which the non-U.S. court resides. In particular, there is some doubt as to whether French courts would recognize and enforce certain civil liabilities under U.S. securities laws in original actions or judgments of U.S. courts based upon these civil liability provisions. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in France. An award for monetary damages under the U.S. securities laws would be considered punitive if it does not seek to compensate the claimant for loss or damage suffered but is intended to punish the defendant. French law provides that a shareholder, or a group of shareholders, may initiate a legal action to seek indemnification from the directors of a corporation in the corporation’s interest if it fails to bring such legal action itself. If so, any damages awarded by the court are paid to the corporation and any legal fees relating to such action may be borne by the relevant shareholder or the group of shareholders.

The enforceability of any judgment in France will depend on the particular facts of the case as well as the laws and treaties in effect at the time. The United States and France do not currently have a treaty providing for recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. See “Enforcement of Civil Liabilities.”

You may face difficulties protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are incorporated under the laws of France, all of our assets are in the European Union and a majority of our directors and executive officers reside outside the United States.

We are constituted under the laws of France. A majority of our officers, and directors, reside outside the United States. In addition, a substantial portion of their assets and our assets are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside of the United States, judgments you may obtain in U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. Federal or state securities laws. Furthermore, there is substantial doubt as to the enforceability in France against us or against any of our directors, officers and the expert named in this prospectus who are not residents of the United States, in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities based solely upon the civil liability provisions of the U.S. federal securities laws. In addition, shareholders in French corporations may not have standing to initiate a shareholder derivative action in U.S. federal courts.

As a result, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

The dual listing of our ordinary shares and the ADSs may adversely affect the liquidity and value of the ADSs.

Following this global offering and after the ADSs begin trading on the Nasdaq Global Market, our ordinary shares will continue to be listed on Euronext Paris. Trading of the ADSs or ordinary shares in these markets will take place in different currencies (U.S. dollars on Nasdaq and euros on Euronext Paris), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and France). The trading prices of our ordinary shares on these two markets may differ due to these and other factors. Any decrease in the price of our ordinary shares on Euronext Paris could cause a decrease in the trading price of the ADSs on Nasdaq. Investors could seek to sell or buy our ordinary shares to take advantage of any price differences between the markets through a practice referred to as arbitrage. Any arbitrage activity could create unexpected volatility in both our share prices on one exchange, and the ordinary shares available for trading on the other exchange. In addition, holders of ADSs will not be immediately able to surrender their ADSs and withdraw the underlying ordinary shares for trading on the other market without effecting necessary procedures with the depositary. This could result in time delays and additional cost for holders of ADSs. We cannot predict the effect of this dual listing on the value of our ordinary shares and the ADSs. However, the dual listing of our ordinary shares and the ADSs may reduce the liquidity of these securities in one or both markets and may adversely affect the development of an active trading market for the ADSs in the United States.

Our by-laws and French corporate law contain provisions that may delay or discourage a takeover attempt.

Provisions contained in our by-laws and French corporate law could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our shareholders. In addition, provisions of our by-laws impose various procedural and other requirements, which could make it more difficult for shareholders to effect certain corporate actions. These provisions include the following:

•

under French law, the owner of 90% of the share capital or voting rights of a public company listed on a regulated market in a Member State of the European Union or in a state party to the EEA Agreement, including from the main French stock exchange, has the right to force out minority shareholders following a tender offer made to all shareholders;

•

under French law, a non-resident of France as well as any French entity controlled by non-residents of France may have to file a declaration for statistical purposes with the Bank of France (Banque de France) within 20 working days following the date of certain direct foreign investments in us, including any purchase of our ADSs. In particular, such filings are required in connection with investments exceeding €15 million that lead to the acquisition of at least 10% of our share capital or voting rights or cross such 10% threshold. See “Limitations Affecting Shareholders of a French Company”;

•

under French law, certain foreign investments in companies incorporated under French laws are subject to the prior authorization from the French Minister of the Economy, where all or part of the target’s business and activity relate to a strategic sector, such as energy, transportation, public health, telecommunications, research and development in biotechnologies, activities relating to public health, etc.;

•

a merger (i.e., in a French law context, a share for share exchange following which our company would be dissolved into the acquiring entity and our shareholders would become shareholders of the acquiring entity) of our company into a company incorporated in the European Union would require the approval of our Board as well as a two-thirds majority of the votes held by the shareholders present, represented by proxy or voting by mail at the relevant meeting;

•	a merger of our company into a company incorporated outside of the European Union would require 100% of our shareholders to approve it;

•	under French law, a cash merger is treated as a share purchase and would require the consent of each participating shareholder;

•

our shareholders have granted and may grant in the future our Board broad authorizations to increase our share capital or to issue additional ordinary shares or other securities, such as warrants, to our shareholders, the public or qualified investors, including as a possible defense following the launching of a tender offer for our shares;

•

our shareholders have preferential subscription rights on a pro rata basis on the issuance by us of any additional securities for cash or a set-off of cash debts, which rights may only be waived by the extraordinary general meeting by a two-thirds majority vote of our shareholders or on an individual basis by each shareholder;

•

our Board has the right to appoint directors to fill a vacancy created by the resignation or death of a director, subject to the approval by the shareholders of such appointment at the next shareholders’ meeting, which prevents shareholders from having the sole right to fill vacancies on our Board;

•

our Board can be convened by our chairman, including upon request from our Chief Executive Officer (directeur general), if the positions of Chief Executive Officer and Chairman of the Board are not held by the same person, or, when no board meeting has been held for more than two consecutive months, from directors representing at least one-third of the total number of directors;

•

our Board meetings can only be regularly held if at least half of the directors attend either physically or by way of videoconference or teleconference enabling the directors’ identification and ensuring their effective participation in the Board’s decisions;

•	our shares are registered or bearer, if the legislation so permits, according to the shareholder’s choice;

•

approval of at least a majority of the votes held by shareholders present, represented by a proxy, or voting by mail at the relevant ordinary shareholders’ general meeting is required to remove directors with or without cause;

•

advance notice is required for nominations to the Board or for proposing matters to be acted upon at a shareholders’ meeting, except that a vote to remove and replace a director can be proposed at any shareholders’ meeting without notice;

•	our by-laws can be changed in accordance with applicable French laws and regulations;

•

the crossing of certain thresholds must be disclosed and can impose certain obligations (including filing a mandatory public tender offer). See “Description of Share Capital—Disclosure Requirements for Holdings Exceeding Certain Thresholds”;

•	transfers of shares shall comply with applicable insider trading rules and regulations and, in particular, with the EU Market Abuse Directive and Regulation dated April 16, 2014; and

•

pursuant to French law, the sections of our by-laws relating to the number of directors and election and removal of a director from office, may only be modified by a resolution adopted by two-thirds of the votes of our shareholders present, represented by a proxy or voting by mail at the meeting.

Existing and potential investors in our ordinary shares or ADSs may have to request the prior authorization from the French Ministry of Economy prior to acquiring a significant ownership position in our ordinary shares or ADSs.

Under French law, direct and indirect acquisition of control of all or part of a branch of activity, and investments of more than 25% by foreign individuals or entities (except, in the last case, EU/EEA investors) in a French company deemed to be a strategic industry is subject to prior authorization of the French Ministry of Economy pursuant to Articles L. 151-1 et seq. and R. 151-1 et seq. of the French Monetary and Financial code.

If an investment requiring the prior authorization of the French Minister of Economy is completed without such authorization having been granted, the French Minister of Economy might direct the relevant investor to (i) submit a request for authorization, (ii) have the previous situation restored at its own expense or (iii) amend the investment. The relevant investor might also be found criminally liable and might be sanctioned with a fine which cannot exceed the greater of: (i) twice the amount of the relevant investment, (ii) 10% of the annual turnover before tax of the target company and (iii) €5 million (for an entity) or €1 million (for an individual). The French Minister of Economy may also adopt precautionary measures it deems necessary to protect strategic sovereign assets , including the suspension of voting rights or the prohibition or limitation of the distribution of dividends and remuneration attached to shares whose ownership by the investor should have been subject to prior authorization.

In the context of the COVID-19 pandemic, the Decree (décret) No. 2020-892 dated July 22, 2020, as amended by the Decree (décret) No. 2020-1729 dated December 28, 2020, on December 22, 2021 by the Decree (décret) n° 2021-1758 and lastly on December 23, 2022 by the Decree (décret) n° 2022-1622, has implemented a 10% threshold of the voting rights for the non-EU/EEA investments made (i) in an entity incorporated under the laws of France and (ii) whose shares are admitted to trading on a regulated market, in addition to the 25% above-mentioned threshold. Set to expire on December 31, 2023, this 10% threshold could become permanent. The transactions falling within the scope of the Decree (décret) No. 2020-892, as amended, benefit from a “fast-track procedure” pursuant to which the investor is exempt from the authorization request provided for in Article R. 151-5 of the Monetary and Financial Code, provided that the investment project has been the subject of prior notification to the French Minister of Economy and that the transaction is carried out within six months following the notification. Unless the French Minister of Economy objects, the authorization is granted at the end of a period of ten working days following notification.

Failure to comply with such measures could result in significant consequences in the concerned investment. Such measures could also delay or discourage a takeover or more broadly a foreign investment attempt, and we cannot predict whether these measures will result in a lower or more volatile market price of our ADSs.

For more details on the French foreign investment control regime see “Limitations Affecting Shareholders of a French Company.”

You may not be able to exercise your right to vote the ordinary shares underlying your ADSs.

Holders of ADSs may exercise voting rights with respect to the ordinary shares represented by the ADSs only in accordance with the provisions of the deposit agreement. The deposit agreement provides that, upon receipt of notice of any meeting of holders of our ordinary shares, the depositary will fix a record date for the determination of ADS holders who shall be entitled to give instructions for the exercise of voting rights. Upon timely receipt of notice from us, if we so request, the depositary shall distribute to the holders as of the record date (i) the notice of the meeting or solicitation of consent or proxy sent by us and (ii) a statement as to the manner in which instructions may be given by the holders.

Purchasers of ADSs may instruct the depositary of their ADSs to vote the ordinary shares underlying their ADSs. Otherwise, purchasers of ADSs will not be able to exercise voting rights unless they withdraw the ordinary shares underlying the ADSs they hold. However, a holder of ADSs may not know about the meeting far enough in advance to withdraw those ordinary shares. If we ask for a holder of ADSs’ instructions, the depositary, upon timely notice from us, will notify him or her of the upcoming vote and arrange to deliver our voting materials to him or her. We cannot guarantee to any holder of ADSs that he or she will receive the voting materials in time to ensure that he or she can instruct the depositary to vote his or her ordinary shares or to withdraw his or her ordinary shares so that he or she can vote them. If the depositary does not receive timely voting instructions from a holder of ADSs, it may give a proxy to a person designated by us to vote the ordinary shares underlying his or her ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that a holder of ADSs may not be able to exercise his or her right to vote, and there may be nothing he or she can do if the ordinary shares underlying his or her ADSs are not voted as he or she requested.

Purchasers of ADSs are not holders of our ordinary shares.

A holder of ADSs will not be treated as one of our shareholders and will not have direct shareholder rights. French law governs our shareholder rights. The depositary will be the holder of the ordinary shares underlying ADSs held by purchasers of ADSs. Purchasers of ADSs will have ADS holder rights. The deposit agreement among us, the depositary and purchasers of ADSs, as ADS holders, and all other persons directly and indirectly holding ADSs, sets out ADS holder rights, as well as the rights and obligations of the depositary.

A double voting right is attached to each registered ordinary share (except treasury shares) that is held in the name of the same shareholder for at least two years. However, the ordinary shares underlying our ADSs will not be entitled to double voting rights as the depositary will hold the ordinary shares underlying our ADSs in bearer form.

The right as a holder of ADSs to participate in any future preferential subscription rights or to elect to receive dividends in shares may be limited, which may cause dilution to the holdings of purchasers of ADSs in the ADS offering.

According to French law, if we issue additional securities for cash, current shareholders will have preferential subscription rights for these securities on a pro rata basis unless they waive those rights at an extraordinary meeting of our shareholders by a two-thirds majority vote or individually by each shareholder. However, ADS holders will not be entitled to exercise or sell such rights unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. In addition, the deposit agreement provides that the depositary will not make rights available to purchasers of ADSs unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. Further, if we offer holders of our ordinary shares the option to receive dividends in either cash or shares, under the deposit agreement the depositary may require satisfactory assurances from us that extending the offer to holders of ADSs does not require registration of any securities under the Securities Act before making the option available to holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, ADS holders may be unable to participate in our rights offerings or to elect to receive dividends in shares and may experience dilution in their holdings. In addition, if the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case you will receive no value for these rights.

Purchasers of ADSs may be subject to limitations on the withdrawal of the underlying ordinary shares.

Temporary delays in the cancellation of ADSs and withdrawal of the underlying ordinary shares may arise because the depositary has closed its transfer books or we have closed our transfer books, the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting or we are paying a dividend on our ordinary shares. In addition, a holder of ADSs may not be able to cancel his or her ADSs and withdraw the underlying ordinary shares when he or she owes money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities. See the section of this prospectus titled “Description of American Depositary Shares.”

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiffs in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and the depositary. If a lawsuit is brought against either or both of us and the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including results that could be less favorable to the plaintiffs in any such action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company. This may limit the information available to holders of ADSs.

We are a foreign private issuer, as defined in the SEC’s rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we currently make annual and semi-annual filings with respect to our listing on Euronext Paris and expect to file financial reports on an annual and semi-annual basis, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies and will not be required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. Accordingly, there will be less publicly available information concerning our company than there would be if we were not a foreign private issuer.

As a foreign private issuer, we are permitted, and we expect, to follow certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq’s corporate governance standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the corporate governance standards of the Nasdaq Global Market.

As a foreign private issuer listed on the Nasdaq Global Market, we will be subject to Nasdaq’s corporate governance standards. However, Nasdaq rules provide that foreign private issuers are permitted to follow home country corporate governance practices in lieu of Nasdaq’s corporate governance standards as long as notification is provided to Nasdaq of the intention to take advantage of such exemptions. We intend to rely on exemptions for foreign private issuers and follow French corporate governance practices in lieu of Nasdaq’s corporate governance standards, to the extent possible. Certain corporate governance practices in France, which is our home country, may differ significantly from Nasdaq corporate governance standards. For example, as a French company, neither the corporate laws of France nor our by-laws require a majority of our directors to be independent and we can include non-independent directors as members of our remuneration committee, and our independent directors are not required to hold regularly scheduled meetings at which only independent directors are present.

We are also exempt from provisions set forth in Nasdaq rules which require an issuer to provide in its by-laws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting stock. Consistent with French law, our by-laws provide that a quorum requires the presence of shareholders having at least (i) 20% of the shares entitled to vote in the case of an ordinary shareholders’ general meeting or at an extraordinary shareholders’ general meeting where shareholders are voting on a capital increase by capitalization of reserves, profits or share premium, or (ii) 25% of the shares entitled to vote in the case of any other extraordinary shareholders’ general meeting. If a quorum is not present, the meeting is adjourned. There is no quorum requirement when an ordinary general meeting is reconvened, but the reconvened meeting may consider only questions which were on the agenda of the adjourned meeting. When an extraordinary general meeting is reconvened, the quorum required is 20% of the shares entitled to vote, except where the reconvened meeting is considering capital increases through capitalization of reserves, profits or share premium. For these matters, no quorum is required at the reconvened meeting. If a quorum is not present at a reconvened meeting requiring a quorum, then the meeting may be adjourned for a maximum of two months.

As a foreign private issuer, we are required to comply with Rule 10A-3 of the Exchange Act, relating to audit committee composition and responsibilities. Under French law, the audit committee may only have an advisory role and appointment of our statutory auditors, in particular, must be decided by the shareholders at our annual meeting. Therefore, our shareholders may be afforded less protection than they otherwise would have under Nasdaq’s corporate governance standards applicable to U.S. domestic issuers. For an overview of our corporate governance practices, see “Management—Board Practices—Corporate Governance Practices.”

We are an “emerging growth company” under the JOBS Act and will be able to avail ourselves of reduced disclosure requirements applicable to emerging growth companies, which could make our ADSs less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”), and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. We will not take advantage of the extended transition period provided under Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Since IFRS makes no distinction between public and private companies for purposes of compliance with new or revised accounting standards, the requirements for our compliance as a private company and as a public company are the same.

We cannot predict if investors will find our ADSs less attractive because we may rely on these exemptions. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and the price of our ADSs may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earliest of (1) the last day of the fiscal year in which we have total annual gross revenue of $1.235 billion or more; (2) the last day of our fiscal year following the fifth anniversary of the date of the completion of the offering; (3) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; and (4) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2024. In the future, we could lose our foreign private issuer status if we fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. We will remain a foreign private issuer until such time that more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States. For additional information relating to our principal shareholders, see “Principal Shareholders.”

The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our financial statements in accordance with U.S. GAAP, rather than IFRS, and modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion of our financial statements to U.S. GAAP would involve significant time and cost. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers such as the ones described herein and exemptions from procedural requirements related to the solicitation of proxies.

General Risk Factors

We may not be successful in obtaining or maintaining necessary rights to product components and processes for our development pipeline through acquisitions and in-licenses.

The growth of our business may depend in part on our ability to acquire, in-license or use third-party proprietary rights. For example, our drug candidates may require specific formulations to work effectively and efficiently, we may develop drug candidates containing our compounds and pre-existing pharmaceutical compounds, or we may be required by the FDA or comparable foreign regulatory authorities to provide a companion diagnostic test or tests with our drug candidates, any of which could require us to obtain rights to use intellectual property held by third parties. In addition, with respect to any patents we may co-own with third parties, we may require licenses to such co-owner’s interest to such patents. We may be unable to acquire or in-license any compositions, methods of use, processes or other third-party intellectual property rights from third parties that we identify as necessary or important to our business operations. In addition, we may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. Were that to happen, we may need to cease use of the compositions or methods covered by those third-party intellectual property rights, and may need to seek to develop alternative approaches that do not infringe on those intellectual property rights, which may entail additional costs and development delays, even if we were able to develop such alternatives, which may not be feasible. Even if we are able to obtain a license, it may be non-exclusive, which means that our competitors may also receive access to the same technologies licensed to us. In that event, we may be required to expend significant time and resources to develop or license replacement technology.

Additionally, we sometimes collaborate with academic institutions to accelerate our preclinical research or development under written agreements with these institutions. In certain cases, these institutions provide us with an option to negotiate a license to any of the institution’s rights in technology resulting from the collaboration. Even if we hold such an option, we may be unable to negotiate a license from the institution within the specified timeframe or under terms that are acceptable to us. If we are unable to do so, the institution may offer the intellectual property rights to others, potentially blocking our ability to pursue our program.

The licensing and acquisition of third-party intellectual property rights is a competitive area, and companies that may be more established or have greater resources than we do may also be pursuing strategies to license or acquire third-party intellectual property rights that we may consider necessary or attractive in order to commercialize our drug candidates. More established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. There can be no assurance that we will be able to successfully complete these types of negotiations and ultimately acquire the rights to the intellectual property surrounding the additional drug candidates that we may seek to develop or market. If we are unable to successfully obtain rights to required third-party intellectual property or to maintain the existing intellectual property rights we have, we may have to abandon development of certain programs and our business financial condition, results of operations and prospects could suffer.

The market price of our equity securities may be volatile, and purchasers of our ADSs could incur substantial losses.

The market price for our ADSs may be volatile. The stock market in general and the market for biopharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. In particular, our stock price in Paris has fluctuated from a 52-week high of €         to a low of €        . As a result of this volatility, investors may not be able to sell their ADSs at or above the price originally paid for the security. The market price for our ADSs and ordinary shares may be influenced by many factors, including:

•	actual or anticipated fluctuations in our financial condition and operating results;

•	actual or anticipated changes in our growth rate relative to our competitors;

•	competition from existing products or new products that may emerge;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations, or capital commitments;

•	failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;

•	issuance of new or updated research or reports by securities analysts;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

•	additions or departures of key management or scientific personnel;

•

lawsuits threatened or filed against us, disputes or other developments related to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our technologies;

•	changes to coverage policies or reimbursement levels by commercial third-party payors and government payors and any announcements relating to coverage policies or reimbursement levels;

•	announcement or expectation of additional debt or equity financing efforts;

•	sales of our ordinary shares or ADSs by us, our insiders or our other shareholders; and

•	general economic and market conditions.

These and other market and industry factors may cause the market price and demand for our ADSs to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from readily selling their ADSs and may otherwise negatively affect the liquidity of the trading market for our ADSs.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the price of our ADSs and their trading volume could decline.

The trading market for our ADSs depends in part on the research and reports that securities or industry analysts publish about us or our business. If no or few securities or industry analysts cover our company, the trading price for our ADSs would be negatively impacted. If one or more of the analysts who covers us downgrades our equity securities or publishes incorrect or unfavorable research about our business, the price of our ADSs would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, or downgrades our securities, demand for our ADSs could decrease, which could cause the price of our ADSs or their trading volume to decline.

The requirements of being a U.S. public company may strain our resources and divert management’s attention.

We are required to comply with various corporate governance and financial reporting requirements under the Sarbanes-Oxley Act, the Exchange Act, and the rules and regulations adopted by the SEC and the Public Company Accounting Oversight Board. Further, compliance with various regulatory reporting requires significant commitments of time from our management and our directors, which reduces the time available for the performance of their other responsibilities. Our failure to track and comply with the various rules may materially adversely affect our reputation, ability to obtain the necessary certifications to financial statements, lead to additional regulatory enforcement actions, and could adversely affect the value of our ordinary shares or ADSs.

After the completion of the offering, we may be at an increased risk of securities class action litigation.

Historically, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biotechnology and biopharmaceutical companies have experienced significant share price volatility in recent years. If we were to be sued, it could result in substantial costs, which could be insufficiently covered by insurance, and a diversion of management’s attention and resources, which could harm our business.

We do not currently intend to pay dividends on our securities and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of the ordinary shares and our ADSs. In addition, French law may limit the amount of dividends we are able to distribute.

We have never declared or paid any cash dividends on our ordinary shares and do not currently intend to do so for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Therefore, you are not likely to receive any dividends on your ADSs for the foreseeable future and the success of an investment in ADSs will depend upon any future appreciation in its value. Consequently, investors may need to sell all or part of their holdings of ADSs after price appreciation, which may never occur, as the only way to realize any future gains on their investment. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which our shareholders have purchased them. Investors seeking cash dividends should not purchase our ADSs. Furthermore, certain of our debt instruments restrict the payment of dividends or require consent to pay dividends. See “Dividend Policy.”

Further, under French law, the determination of whether we have been sufficiently profitable to pay dividends is made on the basis of our statutory financial statements prepared and presented in accordance with accounting standards applicable in France. In addition, payment of dividends may subject us to additional taxes under French law. Therefore, we may be more restricted in our ability to declare dividends than companies not based in France.

In addition, exchange rate fluctuations may affect the amount of euros that we are able to distribute, and the amount in U.S. dollars that our shareholders receive upon the payment of cash dividends or other distributions we declare and pay in euros, if any. These factors could harm the value of our ADSs, and, in turn, the U.S. dollar proceeds that holders receive from the sale of our ADSs.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. The forward-looking statements are contained principally in the sections titled “Prospectus Summary” “Risk Factors” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” but are also contained elsewhere in this prospectus. In some cases, you can identify forward-looking statements by the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “future,” “goals,” “intend,” “likely,” “may,” “might,” “ongoing,” “objective,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “strategy,” “will” and “would” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our expectations of the future, about which we cannot be certain. Forward-looking statements include but are not limited to statements about:

•	the prospects of attaining, maintaining and expanding marketing authorization for our drug candidates;

•	the potential attributes and clinical advantages of our drug candidates;

•	the initiation, timing, progress and results of our preclinical and clinical trials (and those conducted by third parties) and other research and development programs;

•	the timing of the availability of data from our clinical trials;

•	the timing of and our ability to advance drug candidates through clinical development;

•	the timing or likelihood of regulatory meetings and filings;

•	the timing of and our ability to obtain and maintain regulatory approvals for any of our drug candidates;

•	our ability to identify and develop new drug candidates from our preclinical studies;

•	our ability to develop sales and marketing capabilities and transition into a commercial-stage company;

•	the effects of increased competition as well as innovations by new and existing competitors in our industry;

•	our ability to enter into strategic relationships or partnerships;

•

our ability to obtain, maintain, protect and enforce our intellectual property rights and propriety technologies and to operate our business without infringing the intellectual property rights and proprietary technology of third parties;

•	our expectations regarding the use of proceeds from the global offering and our existing cash and cash requirements;

•

our estimates regarding expenses, future revenues, capital requirements and the need for additional financing, including the period of time over which we expect the net proceeds of the global offering together with cash and cash equivalents will be sufficient to fund our operations and capital requirements;

•	the impact of government laws and regulations; and

•	our competitive position.

You should refer to the “Risk Factors” section of this prospectus for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. The Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act, do not protect any forward-looking statements that we make in connection with the global offering. The forward-looking statements and opinions contained in this prospectus are based upon information available to us as of the date of this prospectus and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by-law.

This prospectus also contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. Our industry may not grow at the rate projected by market data or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of our ordinary shares (including ordinary shares in the form of ADSs). Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on this data.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

USE OF PROCEEDS

We estimate that we will receive net proceeds from the global offering of approximately €         million ($         million), assuming an offering price of € per ordinary share ($         per ADS), which is the last reported sale price of our ordinary shares on Euronext Paris on June 30, 2023, after deducting the estimated underwriting commissions and estimated offering expenses payable by us, and assuming no exercise of the underwriters’ option to purchase additional ordinary shares (which may be in the form of ADSs). If the underwriters exercise in full their option to purchase additional ordinary shares (which may be in the form of ADSs) in the global offering, we estimate that we will receive net proceeds from the offering of approximately €         million ($         million), assuming an offering price of €         ($        ) per ordinary share in the offering, which is the last reported sale price of our ordinary shares on Euronext Paris on June 30, 2023, after deducting the estimated underwriting commissions and estimated offering expenses payable by us.

Each €1.00 ($        ) increase (decrease) in the assumed offering price of €         per ordinary share ($         per ADS), the last reported sale price of our ordinary shares on Euronext Paris on June 30, 2023, would increase or decrease our net proceeds from the offering by €         million ($         million), assuming the number of ordinary shares offered by us (which may be in the form of ADSs), as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting commissions and estimated offering expenses payable by us. We may also increase or decrease the number of ordinary shares (which may be in the form of ADSs) we are offering. An increase or decrease of 1,000,000 ordinary shares offered by us (which may be in the form of ADSs) would increase or decrease the net proceeds to us from the sale of the ordinary shares (which may be in the form of ADSs) we are offering by €         million ($         million), assuming that the assumed offering price remains the same and after deducting the estimated underwriting commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from the global offering, together with our existing cash and cash equivalents, as follows:

•	approximately € million to € million ($ million to $ million) to fund the development of obefazimod for UC;

•	approximately € million to € million ($ million to $ million) to fund the development of obefazimod for CD; and

•	the remainder, if any, for working capital and for other general corporate purposes.

We may also use a portion of the remaining net proceeds and our existing cash and cash equivalents to in-license, acquire, or invest in complementary businesses, technologies, products or assets. However, we have no current commitments or obligations to do so.

Based on our planned use of the net proceeds of this offering, and our current cash and cash equivalents, we estimate that such funds will be sufficient to enable us to fund our operating expenses and capital expenditure requirements at least through                 . We have based this estimate on assumptions that may prove to be incorrect, and we could use our available capital resources sooner than we currently expect.

This expected use of net proceeds from the global offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development, the status of and results from clinical trials, as well as any collaborations that we may enter into with third parties for our drug candidates, and any unforeseen cash needs. As a result, our management retains broad discretion over the allocation of the net proceeds from the global offering.

Pending our use of the net proceeds from the global offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our ordinary shares. We do not have any present plan to pay any cash dividends on our equity securities in the foreseeable future after the global offering. We currently intend to retain all of our available funds and any future earnings to operate and expand our business. For as long as any amount is outstanding under the First Kreos Agreement and the Second Kreos Agreement, we are not permitted to declare or make any dividend without consent from KC. In the event a dividend is made or declared, the terms and conditions of the OCEANE bonds provide for an adjustment of the conversion ratio. We do not anticipate paying cash dividends on our equity securities in the foreseeable future and intend to retain all available funds and any future earnings for use in the operation and expansion of our business, given our state of development.

Subject to the requirements of French law and our by-laws, dividends may only be distributed from our distributable profits, plus any amount held in our available reserves, which are those reserves other than the legal and statutory reserves and the revaluation surplus. See “Description of Share Capital” for further details on the limitations on our ability to declare and pay dividends.

If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including deduction in respect of the fees and expenses payable thereunder. See “Description of American Depositary Shares” for further information. Cash dividends on our ordinary shares, if any, will be paid in euros and converted into U.S. dollars with respect to ADSs, as provided in the deposit agreement.

CAPITALIZATION

The table below sets forth our cash and cash equivalents and total capitalization as of June 30, 2023 on an actual and as adjusted basis to reflect the issuance and sale of                  ordinary shares (which may be in the form of ADSs) in the global offering, consisting of (i)                  ADSs in the U.S. offering at an assumed offering price of $         per ADS, and (ii)                  ordinary shares in the European private placement assuming an offering price of € per ordinary share ($         per ADS), which is the last reported sale price of our ordinary shares on Euronext Paris June 30, 2023, after deducting the estimated underwriting commissions and estimated offering expenses payable by us.

Our as adjusted capitalization following the global offering will depend on the actual initial public offering price and other terms of the global offering determined at pricing, including the amount by which actual offering expenses are higher or lower than estimated. The table should be read in conjunction with the information contained in “Use of Proceeds,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as our financial statements and the related notes included elsewhere in this prospectus.

As of June 30, 2023
(in thousands)	Actual	As Adjusted(1)
Cash and cash equivalents	€	€

Short-term debt and current portion of long-term debt	€	€
Long-term debt (other than current portion)
Equity attributable to shareholders:
Ordinary shares €0.01 par value: 42,547,568 shares outstanding actual; shares outstanding as adjusted
Premiums related to share capital
Accumulated loss

Total shareholders’ equity

Total capitalization	€	€

(1)

Our as adjusted capitalization following the global offering will depend on the actual initial public offering price and other terms of the global offering determined at pricing, including the amount by which actual offering expenses are higher or lower than estimated. Each €1.00 ($        ) increase or decrease in the assumed offering price of €         per ordinary share ($         per ADS), which is the last reported sale price of our ordinary shares on Euronext Paris on June 30, 2023 would increase or decrease as adjusted cash and cash equivalents, premiums related to share capital, total shareholders’ equity and total capitalization by €         million ($         million), assuming that the number of ordinary shares (which may be in the form of ADSs) offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting commissions and estimated offering expenses payable by us. We may also increase or decrease the number of ordinary shares (which may be in the form of ADSs) we are offering. An increase or decrease in the number of ordinary shares (which may be in the form of ADSs) offered by us by 1,000,000 ordinary shares (which may be in the form of ADSs) would increase or decrease as adjusted cash and cash equivalents, premiums related to share capital, total shareholders’ equity and total capitalization by €         million ($         million), assuming that the assumed offering price remains the same, and after deducting the estimated underwriting commissions and estimated offering expenses payable by us.

The number of ordinary shares (including ordinary shares in the form of ADSs) that will be outstanding after the global offering is based on 42,547,568 ordinary shares outstanding as of June 30, 2023 and excludes:

•

308,984 ordinary shares issuable upon the exercise of share warrants (BSA) outstanding as of June 30, 2023 at a weighted-average exercise price of €7.57 per ordinary share (or $8.24) based on the exchange rate in effect as of June 30, 2023;

•

422,909 ordinary shares issuable upon the exercise of founder’s share warrants (BCE) outstanding as of June 30, 2023 at a weighted-average exercise price of €9.77 per ordinary share (or $10.64) based on the exchange rate in effect as of June 30, 2023;

•

769,834 ordinary shares issuable upon the conversion of convertible bonds (OCEANE) outstanding as of June 30, 2023 at a weighted-average conversion price of €32.47 per ordinary share (or $35.36) based on the exchange rate in effect as of June 30, 2023; and

•	4,413,543 ordinary shares reserved for future issuance under our share-based compensation plans and other delegations of authority from our shareholders.

References to outstanding ordinary shares included in this prospectus include 11,487 treasury shares issued by us as of June 30, 2023. Except as otherwise noted, the information in this prospectus assumes no exercise by the underwriters of their option to purchase                  additional ADS and/or ordinary shares in the global offering and no exercise of share subscription warrants or vesting of free shares or other equity awards subsequent to June 30, 2023.

DILUTION

If you invest in our ordinary shares or ADSs in the global offering, your ownership interest will be diluted to the extent of the difference between the public offering price per ordinary share or ADS paid by purchasers in the global offering and the as adjusted net tangible book value per ordinary share or ADS, as applicable, after completion of the global offering.

Our net tangible book value as of June 30, 2023 was €         million ($         million based on the exchange rate of €1.00 = $1.09 as of June 30, 2023), or €         per ordinary share ($         per ADS), based on the exchange rate in effect as of June 30, 2023. Net tangible book value per ordinary share is determined by dividing (i) our total assets less our intangible assets and our total liabilities by (ii) the number of ordinary shares outstanding as of June 30, 2023 or                  ordinary shares.

After giving effect to the receipt of the estimated net proceeds from our sale of                  ordinary shares (which may be in the form of ADSs) in the global offering, at an assumed offering price of €         per ordinary share ($         per ADS), the last reported sale price of our ordinary shares on Euronext Paris                 , 2023, and after deducting the estimated underwriting commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of June 30, 2023 would have been €         million ($         million), or €         per ordinary share ($         per ADS). This represents an immediate increase in net tangible book value of €         per ordinary share ($         per ADS) to existing shareholders and an immediate dilution in net tangible book value of € per ordinary share ($         per ADS) to new investors.

The following table illustrates this dilution on a per ordinary share and per ADS basis:

As of June 30, 2023
	Per Ordinary Share		Per ADS
Assumed initial public offering price per ordinary share		€		$
Historical net tangible book value per ordinary share or ADS	€		$

Increase in net tangible book value per ordinary share or ADS attributable to new investors participating in the global offering

As adjusted net tangible book value per ordinary share or ADS after the global offering

Dilution in as adjusted net tangible book value per ordinary share or ADS to new investors participating in the global offering		€		$

The dilution information discussed above is illustrative only and will depend on the actual offering price and other terms of the offering determined at pricing. Each €1.00 ($        ) increase or decrease in the assumed offering price of €         per ordinary share ($         per ADS), the last reported sale price of our ordinary shares on Euronext Paris on June 30, 2023, would increase or decrease our as adjusted net tangible book value by approximately €         million ($         million), or €         per ordinary share ($         per ADS), and the dilution to new investors participating in the offering would be €         per ordinary share ($         per ADS), assuming that the number of ordinary shares offered by us (which may be in the form of ADSs), as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting commissions and estimated offering expenses payable by us. We may also increase or decrease the number of ordinary shares we are offering. An increase of 1,000,000 ordinary shares offered by us would increase the as adjusted net tangible book value by €         million ($         million), or €         per ordinary share ($         per ADS), and the dilution to new investors participating in the offering would be €         per ordinary share ($         per ADS), assuming that the assumed offering price remains the same, and after deducting the estimated underwriting commissions and estimated offering expenses payable by us. Similarly, a decrease of 1,000,000 ordinary shares (which may be in the form of ADSs) offered by us would decrease the as adjusted net tangible book value by €         million ($         million), or €         per ordinary share ($         per ADS), and the dilution to new investors participating in the offering would be €         per ordinary share ($         per ADS), assuming that the assumed offering price remains the same, and after deducting the estimated underwriting commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase                  additional ordinary shares and/or ADSs in full, the as adjusted net tangible book value per ordinary share after the offering would be €         per ordinary share ($         per ADS), the increase in the as adjusted net tangible book value to existing shareholders would be €         per ordinary share ($         per ADS), and the dilution to new investors participating in the offering would be €         per ordinary share ($         per ADS).

The following table sets forth, as of June 30, 2023, the number of ordinary shares purchased from us, the total consideration paid to us and the average price per ordinary share paid by existing shareholders and to be paid by new investors participating in the global offering, based on an assumed offering price of €         per ordinary share, which was the closing price of our ordinary shares on Euronext Paris on June 30, 2023, after deducting the estimated underwriting commissions and estimated offering expenses payable by us.

	Ordinary Shares (Which May Be In The Form Of ADSs) Purchased From Us			Total Consideration			Weighted- Average Price Per Ordinary Share	Weighted- Average Price Per ADS
	Number	Percent		Amount	Percent
Existing shareholders			%	€		%	€	$
New investors							€	$

Total		100.0%		€	100.0%

Each €1.00 ($        ) increase or decrease in the assumed offering price of €         per ordinary share ($         per ADS), the last reported sale price of our ordinary shares on Euronext Paris on June 30, 2023, would increase or decrease the total consideration paid by new investors participating in the offering by €         million ($         million), assuming that the number of ordinary shares offered by us (which may be in the form of ADSs), as set forth on the cover page of the prospectus, remains the same and before deducting underwriting commissions and estimated offering expenses payable by us. We may also increase or decrease the number of ordinary shares we are offering. An increase or decrease in 1,000,000 ordinary shares offered by us would increase or decrease the total consideration paid by new investors participating in the global offering by €         million ($         million), assuming that the assumed offering price remains the same and before deducting underwriting commissions and estimated offering expenses payable by us. The as adjusted information discussed above is illustrative only and will be adjusted based on the actual offering price, the actual number of ordinary shares offered by us (which may be in the form of ADSs) and other terms of the offering determined at pricing.

The table above assumes no exercise of the underwriters’ option to purchase                  additional ADSs and/or ordinary shares in the global offering and no exercise of share subscription warrants or vesting of free shares or other equity awards subsequent to June 30, 2023. If the underwriters exercise their option to purchase                  additional ADSs and/or ordinary shares (which may be in the form of ADSs) in full, the number of ordinary shares held by the existing shareholders after the global offering would be reduced to                     , or     % of the total number of ordinary shares (including ordinary shares represented by ADSs) outstanding after the global offering, and the number of shares held by new investors participating in the global offering (including ordinary shares represented by ADSs) would increase to                     , or     % of the total number of ordinary shares outstanding after the global offering (including ordinary shares represented by ADSs).

The foregoing tables and calculations above (other than historical net tangible book value calculations) are based on 42,547,568 ordinary shares outstanding as of June 30, 2023 and excludes:

•

308,984 ordinary shares issuable upon the exercise of share warrants (BSA) outstanding as of June 30, 2023 at a weighted-average exercise price of €7.57 per ordinary share (or $8.24) based on the exchange rate in effect as of June 30, 2023;

•

422,909 ordinary shares issuable upon the exercise of founder’s share warrants (BCE) outstanding as of June 30, 2023 at a weighted-average exercise price of €9.77 per ordinary share (or $10.64) based on the exchange rate in effect as of June 30, 2023;

•

769,834 ordinary shares issuable upon the conversion of convertible bonds (OCEANE) outstanding as of June 30, 2023 at a weighted-average conversion price of €32.47 per ordinary share (or $35.36) based on the exchange rate in effect as of June 30, 2023; and

•	4,413,543 ordinary shares reserved for future issuance under our share-based compensation plans and other delegations of authority from our shareholders.

References to outstanding ordinary shares included in this prospectus include 11,487 treasury shares issued by us as of June 30, 2023. Except as otherwise noted, the information in this prospectus assumes no exercise by the underwriters of their option to purchase                  additional ADS and/or ordinary shares in the global offering and no exercise of share subscription warrants or vesting of free shares or other equity awards subsequent to June 30, 2023.

ENFORCEMENT OF CIVIL LIABILITIES

We are a société anonyme, organized under the laws of France. The majority of our directors and officers are residents of countries other than the United States, and the majority of our assets are located outside of the United States. We have appointed an agent for service of process in the United States.

Accordingly, U.S. investors may find it difficult and may be unable:

•	to obtain jurisdiction over us or our officers and directors in U.S. courts in actions predicated on the civil liability provisions of the U.S. federal securities laws;

•

to enforce, either inside or outside of the United States, judgments obtained in U.S. or non-U.S. courts in actions predicated upon the civil liability provisions of the U.S. federal securities laws against us or our officers and directors;

•	to bring an original action in a French court to enforce liabilities based upon the U.S. federal securities laws against us or our officers or directors; and

•	to enforce against us or our directors our non-U.S. courts, including French courts, judgments of U.S. courts predicated upon the civil liability provisions of the U.S. federal securities laws.

In addition, actions in the United States under U.S. federal securities laws could be affected under certain circumstances by French Law No. 68-678 of July 26, 1968, as amended by French Law No. 80-538 of July 16, 1980 and French Ordinance No. 2000-916 of September 19, 2000 (relating to the communication of documents and information of an economic, commercial, industrial, financial or technical nature to foreign authorities or persons), which may preclude or restrict the obtaining of evidence in France or from French persons in connection with those actions.

Nevertheless, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would be recognized and enforced in France provided that a French judge considers that this judgment meets the French legal requirements concerning the recognition and the enforcement of foreign judgments and is capable of being immediately enforced in the United States. A French court is therefore likely to grant the enforcement of a foreign judgment without a review of the merits of the underlying claim, only if: (i) that judgment does not contravene international public order and public policy of France, both pertaining to the merits and to the standards of due process; and (ii) the dispute is clearly connected to the territory of the court which rendered the judgement, and French courts did not have exclusive jurisdiction on the matter. The French court would also require that the U.S. judgment is not tainted with fraud and is not incompatible with a judgment rendered by a French court in the same matter, or with an earlier judgment rendered by a foreign court which has become effective in France in the same matter.

In addition, French law guarantees full compensation for the harm suffered but is limited to the actual damages, so that the victim does not suffer or benefit from the situation. Such system excludes damages such as, but not limited to, punitive and exemplary damages. Therefore, there is some uncertainty as to whether a foreign judgement awarding punitive and exemplary damages well above actual damages would be granted enforcement in France.

As a result, the enforcement, by U.S. investors, of any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities law against us or members of our Board, officers or certain experts named herein who are residents of France or countries other than the United States would be subject to the above conditions.

Finally, there may be doubt as to whether a French court would impose civil liability on us, the members of our Board, our officers or certain experts named herein in an original action predicated solely upon the U.S. federal securities laws brought in a court of competent jurisdiction in France against us or such members, officers or experts, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with our financial statements and the related notes thereto included elsewhere in this prospectus. In addition to historical information, the following discussion and analysis contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results and the timing of events could differ materially from those anticipated in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Overview

We are a clinical-stage biotechnology company focused on developing therapeutics that harness the body’s natural regulatory mechanisms to modulate the immune response in patients with chronic inflammatory diseases. We are currently evaluating our lead drug candidate, obefazimod, in Phase 3 clinical trials for the treatment of adults with moderately to severely active ulcerative colitis (“UC”). We are also in the planning stages of initiating a Phase 2a clinical trial of obefazimod in patients with Crohn’s disease (“CD”), as well as evaluating other potential inflammatory indications.

We focus on indications where existing treatments have left patients with significant unmet needs, and where we believe our investigational agents have the potential to be meaningfully differentiated from currently available therapies. The indications we target have substantial populations and represent large commercial opportunities, pending regulatory approvals and successful commercialization. Our initial focus is on inflammatory bowel diseases (“IBD”), chronic conditions involving inflammation of the gastrointestinal tract, of which the two most common forms are UC and CD. As of 2022, an aggregate of approximately 2.9 million patients across the United States, EU4 (France, Germany, Italy and Spain), the United Kingdom and Japan suffered from IBD, with 1.5 million of these patients in the United States alone.

We believe our lead drug candidate, obefazimod, is differentiated from competing approaches for the treatment of IBD via its unique mechanism of action. Obefazimod is designed to specifically induce the expression of a single micro-RNA, miR-124, which plays a critical role in the regulation of the immune response. In the context of inflammation, miR-124 modulates the immune response, controlling progression of inflammation and restoring homeostasis of the immune system, without causing broader immunosuppression. In contrast to currently available advanced therapies, prescribed post-conventional therapies, some of which target only a single cytokine or pathway, miR-124 modulates the expression of several key cytokines and pathways resulting in regulation of the inflammatory process. Modulating multiple inflammatory pathways simultaneously may result in more durable efficacy over the long-term, which is critical in lifelong conditions such as IBD, potentially differentiating obefazimod from currently available IBD treatments.

Our team is comprised of industry leaders in the fields of biology, data analytics, and drug development, as well as scientific experts in chronic inflammatory diseases, including IBD. We are led by Marc de Garidel, our Chief Executive Officer, who has more than 40 years of experience in the pharmaceutical and biotechnology sector. Collectively, our team has decades of experience and a proven track record of advancing compounds into and through clinical development and commercialization, including at the following organizations: Amgen, Arena Pharmaceuticals, AstraZeneca, BioNTech, Boehringer Ingelheim, Eli Lilly, Genentech/Roche, Guerbet, Ipsen Pharmaceuticals, J&J, Pfizer, Sanofi, Sanofi-Pasteur and Shire/Takeda.

We were incorporated as a société anonyme on December 4, 2013 and, in 2014, we acquired Splicos, Wittycell and Zophis by means of a universal transfer of assets and liabilities (transmission universelle de patrimoine (“TUP”)). We have been listed on Euronext Paris since June 26, 2015.

On April 1, 2022, we acquired 100% of the share capital of Prosynergia S.à.r.L (“Prosynergia”), a Luxembourg-based biotechnology company, with the aim of strengthening our research and development portfolio, for an amount of €3.25 million. On December 12, 2022, we completed the merger with Prosynergia through a TUP and all of Prosynergia’s assets and liabilities were transferred to us. Following the merger, Prosynergia was dissolved.

Since our inception in 2013, we have devoted substantially all of our efforts to organizing and staffing our company, business planning, raising capital, establishing our intellectual property portfolio, acquiring or discovering drug candidates, research and development activities for obefazimod and other compounds, establishing arrangements with third parties for the manufacture of our drug candidates and component materials, and providing general and administrative support for these operations. We do not have any products approved for sale and have not generated any revenue from product sales or otherwise. We do not expect to generate significant revenue from product sales or royalties unless and until our drug candidates are approved for marketing and successfully commercialized.

We have incurred significant operating losses since inception, and we expect to continue to incur significant expenses and operating losses for the foreseeable future. Our ability to generate product revenue sufficient to achieve profitability will depend heavily on the successful development and eventual commercialization of obefazimod and any future drug candidates. For the years ended December 31, 2022 and 2021, we reported net losses of €60.7 million and €42.5 million, respectively. As of December 31, 2022, we carried forward accumulated tax losses of €308.8 million. We expect to continue to incur net operating losses for at least the next several years, and we do not anticipate achieving profitability in the future unless we obtain regulatory approvals necessary to commercialize obefazimod and any additional drug that we may pursue in the future. We expect our research and development expenses, general and administrative expenses, and capital expenditures will increase substantially in connection with our ongoing activities, particularly if and as we:

•	continue to advance our existing drug candidates through clinical development;

•	timely and successfully complete clinical development of obefazimod, our clinical-stage drug candidate;

•	seek and maintain regulatory and marketing approvals for obefazimod and any future drug candidates for which we successfully complete clinical trials;

•	continue the preclinical and clinical development of our drug candidates;

•	expand the scope of our current clinical trials for our drug candidates;

•	begin new clinical trials for our drug candidates;

•	develop, scale and validate our commercial manufacturing capabilities for our drug candidates;

•

establish a sales, marketing and distribution infrastructure to commercialize any drugs for which we may obtain regulatory and marketing approval for which we have not entered into a collaboration with a third-party;

•	seek to discover, identify and validate additional drug candidates;

•	acquire or in-license other drug candidates and technologies;

•	make milestone, royalty or other payments under in-license or collaboration agreements;

•	obtain, maintain, protect, enforce and expand our intellectual property portfolio;

•	manufacture, or have manufactured, non-clinical, clinical and potentially commercial supplies of obefazimod and any future drug candidates;

•	attract new and retain existing clinical, scientific, operational, financial and management personnel; and

•	incur additional legal, accounting, and other costs associated with operating as a U.S. public company following the completion of this offering.

Our net losses may fluctuate significantly from period to period, depending on the timing of expenditures related to our research and development activities.

We will not generate revenue from product sales unless and until we successfully complete clinical development and obtain regulatory approval for a drug candidate. In particular, following the issuance of royalty certificates in September 2022 and other royalties that may become payable under our royalty agreements, the payment of royalties in the event of commercialization of obefazimod will result in a decrease in cash flows generated by sales of the product, which could have an unfavorable impact on our financial position, particularly at the beginning of the commercialization phase. In addition, if we obtain regulatory approval for a drug candidate and do not enter into a third-party commercialization partnership, we expect to incur significant expenses related to developing our commercialization capability to support product sales, marketing, manufacturing and distribution activities.

As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through equity offerings, debt financings or other capital sources, which could include collaborations, strategic alliances, or additional licensing arrangements. We may be unable to raise additional funds or enter into such arrangements when needed, on favorable terms, or at all. Our failure to raise capital or enter into such agreements as, and when, needed, could have a material adverse effect on our business, results of operations, and financial condition, including requiring us to have to delay, reduce or eliminate product development or future commercialization efforts. The amount and timing of our future funding requirements will depend on many factors, including the successful advancement of obefazimod or any future drug candidates. Our ability to raise additional funds may also be adversely impacted by potential worsening global economic conditions and disruptions to and volatility in the credit and financial markets in the United States and worldwide, such as those resulting from the ongoing war in Ukraine.

Because of the numerous risks and uncertainties associated with development of treatment of chronic inflammatory diseases, we are unable to predict the timing or amount of increased expenses or when or if we will be able to achieve or maintain profitability. Even if we are able to generate product sales, we may not become profitable. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and be forced to reduce or terminate our operations.

We have financed our operations and growth to date primarily through private and public offerings of our equity securities (€336.8 million in gross proceeds to date, of which €57.7 million of gross proceeds were from the initial public offering of our ordinary shares on Euronext Paris in June 2015, and €46.2 million and €130.0 million of gross proceeds were from offerings of our ordinary shares on Euronext Paris in September 2022 and February 2023, respectively), bank borrowings and structured loans (€65.0 million to date), royalty certificates and reimbursements of Research Tax Credits (Crédit d’Impôt Recherche (“CIR”)) (in an aggregate amount of €26.6 million) and subsidies received from Bpifrance (including €13.5 million of subsidies and €6.6 million of conditional advances to date).

As of December 31, 2022, we had cash and cash equivalents of €27.0 million. We believe that the anticipated net proceeds from this offering, together with our existing cash and cash equivalents, the net proceeds of the February 2023 capital increase amounting to €123.3 million and the reimbursement of the 2022 Research Tax Credit in 2023, and under the assumption that R&D needs are being substantially increased in 2023, as we continue to make progress on our lead drug candidate obefazimod, which has started enrollment of patients in its UC Phase 3 clinical trials in October 2022, will enable us to fund our operating expenses and capital expenditure requirements through                . We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect. We anticipate that we will require additional capital as we seek regulatory approval of our drug candidates. We intend to assess and plan for any such funding requirements and aim to regularly update the market on our financing need projections.

Beyond that date, our ability to fund operations will depend upon our ability to raise additional capital from existing and/or new specialized investors and/or debt from lenders. In particular, we may consider carrying out one or more capital increases, entering into loan agreements or issuing bonds and entering into regional licensing agreements for obefazimod, specifically targeting third-party partners in Asia. Our operating plans may change as a result of a variety of factors, and we may need to seek additional funds sooner than planned. In any event, we will require additional capital to pursue preclinical and clinical activities, obtain regulatory approval for and commercialize our drug candidates. If sufficient funds on acceptable terms are not available when needed, or at all, we could be required to significantly reduce our operating expenses and delay, reduce the scope of, or eliminate one or more of our development programs. See the subsection titled “—Liquidity and Capital Resources.”

Presentation of Financial Information

Our audited financial statements as of, and for the years ended, December 31, 2022 and 2021 were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

Principal Factors Affecting Our Results of Operations

The following factors have affected, and we expect will continue to affect, our results of operations.

Research and Development Activities

Research and development activities are central to our business. Since our inception, most of our resources have been allocated to research and development and it accounts for the majority of our operating expenses. For the year ended December 31, 2022, research and development expenses accounted for 87%, excluding goodwill impairment loss, of our total operating expenses, as compared to 90% for the year ended December 31, 2021. Drug candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. Accordingly, we expect that our research and development expenses will increase in the foreseeable future as we seek to advance the development of our drug candidates. The successful development of our drug candidates remains highly uncertain.

At this time, we cannot accurately determine or estimate the nature, timing and costs of the research and development activities that will be necessary to complete the remainder of the development of obefazimod, and we may never succeed in obtaining regulatory approval for obefazimod or any future drug candidates we may develop. The duration, costs and timing of clinical trials and the development of our drug candidates will depend on numerous risks and uncertainties associated with clinical development, including risks and uncertainties related to:

•	the scope, progress, outcome and expenses of our clinical trials and other research and development activities;

•	the length of time required to enroll suitable patients and successful patient enrollment in, and the initiation and completion of, clinical trials;

•	the results of our clinical trials;

•	the timing, receipt and terms of any marketing approvals from applicable regulatory authorities;

•	the establishment of commercial manufacturing capabilities or making arrangements with third-party manufacturers;

•	the expense of filing, prosecuting, maintaining, defending and enforcing patent claims and other intellectual property rights;

•	changing government regulation;

•	launching commercial sales of our drug candidates, if and when approved, whether alone or in collaboration with others;

•	maintaining a continued acceptable safety profile of the drug candidates following regulatory approval;

•	the ability to market, commercialize and achieve market acceptance for obefazimod or any other drug candidate that we may develop in the future; and

•	significant competition and rapidly changing technologies within the biopharmaceutical industry.

A change in the outcome of any of these variables with respect to the development of any of our drug candidates could significantly change the costs and timing associated with the development of that drug candidate. The actual probability of success for our drug candidates will be affected by a variety of factors, including the safety and efficacy of our drug candidates, investment in our clinical programs, manufacturing capability and competition with other products and drug candidates. As a result of these variables, we are unable to determine the duration and completion costs of our research and development projects or when and to what extent we may generate revenue from the commercialization and sale of our drug candidates.

Regulatory Approval and Market Acceptance of our Drug Candidates

We may never succeed in achieving regulatory approval for any of our drug candidates. We may obtain unexpected results from our clinical trials. We may elect to discontinue, delay or modify clinical trials of some drug candidates or focus on others. A change in the outcome of any of these factors with respect to the development of drug candidates that we are developing could result in a significant change in the costs and timing associated with the development of such drug candidates. For example, if the EMA or the FDA or other regulatory authority were to require us to conduct non-clinical studies and clinical trials beyond those that we currently anticipate will be required for the completion of clinical development, or if we experience significant delays in enrollment in any clinical trials, we could be required to spend significant additional financial resources and time on the completion of clinical development.

Equity and Debt Financing

At this stage, we have not generated any revenue from sales of products or otherwise, and we do not expect to do so unless and until we successfully complete development of, obtain marketing approval for, and successfully commercialize, one or more of our drug candidates. Until such time that we can generate substantial revenue from sales of products, if ever, we expect to finance our operating activities through a combination of equity offerings, debt financings and government or other third-party funding. However, we may be unable to raise additional funds or enter into such arrangements when needed on favorable terms, or at all, which would have a negative impact on our financial condition and could force us to delay, limit, reduce or terminate our development programs or commercialization efforts or grant to others the rights to develop or market drug candidates that we would otherwise prefer to develop and market ourselves. Failure to receive additional funding could cause us to cease operations, in part or in full.

Acquisition of Prosynergia

On April 1, 2022, we acquired 100% of the share capital of Prosynergia with the aim of strengthening our research and development portfolio, for an amount of €3.25 million. On December 12, 2022, we completed the merger with Prosynergia through a TUP and all of Prosynergia’s assets and liabilities were transferred to us. Following the merger, Prosynergia was dissolved. Accordingly, as Prosynergia was dissolved in December 2022, we did not prepare consolidated financial statements as of December 31, 2022.

Impact of the Ukraine/Russia Hostilities on our Business

In February 2022, Russia invaded Ukraine. The conflict has already had major implications for the global economy and the rate of inflation, particularly in relation to the supply of energy, raw materials and food products. It has also caused intense volatility on the financial markets, something that is still ongoing at the reporting date and has pushed down stock market prices the world over. The global scale of this conflict cannot be predicted at this stage. We, therefore, cannot rule out an adverse impact of this conflict on our business, including in terms of access to raw materials, logistics, the performance of clinical trials and in relation to any future financing we may seek.

The Phase 2b maintenance trial of obefazimod in moderately to severely active UC is our only clinical trial currently in progress in Ukraine. We have, however, terminated a few trial sites since the Russia/Ukraine war began. The 12-month assessment was carried out in all the Ukrainian patients before the war broke out and these patients are therefore included in the one-year maintenance results that were reported on April 6, 2022. Ukrainian patients who completed the two-year Phase 2b maintenance trial have been transitioned to the long-term safety and efficacy trial that is still on-going. None of these sites are located in the Crimea Region of Ukraine, the so-called Donetsk People’s Republic, or the so-called Luhansk People’s Republic. We are also evaluating the possibility to include a few Ukrainian sites in the western part of Ukraine in the ABTECT Phase 3 clinical trials.

Together with our contract research organization, we are making considerable efforts to ensure the follow-up of patients who are unable to come to the study centers. Monitoring takes place through a remote monitoring system that was established and used successfully during the COVID-19 pandemic.

Components of Our Results of Operations

The following discussion sets forth certain components of our results of operations, as well as factors that impact those items.

Total Operating Income

We have not generated any revenue from product sales or from other sources, and we do not expect to generate any revenue from the sale of products or otherwise, even if approved, in the near future. Our ability to generate revenue in the future, if ever, will depend almost entirely on our ability to successfully develop, obtain regulatory approval for, and then commercialize our drug candidates or conclude a partnering business development agreement within our product portfolio.

Other Operating Income

Other operating income comprises subsidies in the form of non-refundable subsidies from Bpifrance, and research tax credits (CIR), each as described below. Subsidies that are upfront payments are presented as deferred income and recognized as other income for the amount of the expenses incurred as part of the research program to which the subsidy relates. Subsidies that are received either as compensation for expenses or losses already incurred, or for our immediate financial support without associated future costs, are recognized as other income when there we have reasonable assurance that the subsidies will be received.

Subsidies are non-repayable grants received by us. They are recognized in the financial statements in the period in which the related expenses are incurred when there is reasonable assurance that the subsidies will be received and that we will comply with their conditions. We have received various subsidies and other assistance from Bpifrance since our creation. The funds are intended to finance our operations or specific projects. See “—Liquidity and Capital Resources—Sources of Liquidity—Bpifrance – Conditional Advances and Subsidies.”

The French tax authorities grant a research tax credit to companies to encourage technical and scientific research by French companies. Companies demonstrating that they have incurred research expenses that meet the required criteria, including research expenses located in France or certain other European countries, receive a tax credit that can be used against the payment of the corporate tax due for the fiscal year in which the expenses were incurred and during the next three fiscal years. Companies may receive cash reimbursement for any excess portion.

We apply for the CIR for research expenses incurred in each fiscal year and recognize the amounts claimed in the same fiscal year. As we meet the EU definition of a small and medium-sized enterprise (“SME”), we are eligible for payment in cash of our CIR in the year following the request for reimbursement, which corresponds to the period after which we incurred the eligible costs.

We have concluded that the CIR meet the definition of a government grant as defined in IAS 20, Accounting for Government Grants and Disclosure of Government Assistance, and, as a result, they have been classified as “Other income” within operating income in our statements of operations.

We received the CIR for 2021 in October 2022, and we expect to request the CIR for 2022 in 2023, in each case under the community tax rules for SMEs and in compliance with the current regulations. The CIRs we are granted may be subject to audit by the French tax authorities.

Total Operating Expenses

Our operating expenses consist of research and development expenses and general and administrative expenses.

Research and Development Expenses

Our research and development expenses consist primarily of the following items:

•	personnel expenses, including salaries, benefits, and share-based compensation expenses, for employees engaged in research and development activities;

•

sub-contracting, collaboration and consultant expenses that primarily include the cost of third-party contractors such as CROs who conduct our non-clinical studies and clinical trials, and research related to our proprietary platforms, as well as investigative sites and consultants that conduct our preclinical studies and clinical trials;

•

expenses incurred under agreements with contract manufacturing organizations (“CMOs”), including manufacturing scale-up expenses and the cost of acquiring and manufacturing preclinical study and clinical trial materials;

•	expenses relating to preclinical studies and clinical trials;

•	expenses relating to regulatory affairs;

•	allocated expenses for facility costs, including rent, utilities and maintenance; and

•	expenses relating to the implementation of our quality assurance system.

We allocate these costs by drug candidate and by therapeutic indication. Costs that are not directly attributable to a specific therapeutic indication are included under the category of transversal activities, which include the following:

•	clinical developments, such as clinical trials relating to the compound and not indication related (e.g., Phase 1 trials);

•	preclinical activities, such as studies relating to the compound and not indication related (e.g., toxicological studies);

•	research activities, which relate to the mechanism of action of the compound;

•	regulatory activities, which relate to interactions with regulatory authorities for the compound;

•	pharmacovigilance activities, which relate to studies for the safety and tolerability of the compound; and

•	chemistry, manufacturing and control activities, which relate to the manufacturing of drug substance and drug product.

Our research and development expenses may vary significantly in the future based on factors, such as:

•	the number and scope of non-clinical and Investigational New Drug Application (“IND”)-enabling studies;

•	per patient trial costs;

•	the number of trials required for approval;

•	the number of sites included in the trials;

•	the countries in which the trials are conducted;

•	the length of time required to enroll eligible patients;

•	the number of patients that participate in the trials;

•	the drop-out or discontinuation rates of patients;

•	potential additional safety monitoring requested by regulatory agencies;

•	the duration of patient participation in the trials and follow-up;

•	the cost and timing of manufacturing our drug candidates;

•	the phase of development of our drug candidates;

•	the efficacy and safety profile of our drug candidates;

•	the extent to which we establish additional collaboration or license agreements; and

•	whether we choose to partner any of our drug candidates and the terms of such partnership.

A change in the outcome of any of these variables with respect to the development of any of our drug candidates could significantly change the costs and timing associated with the development of that drug candidate. We may never succeed in obtaining regulatory approval for any of our drug candidates. We may obtain unexpected results from our non-clinical studies and future clinical trials.

General and Administrative Expenses

General and administrative expenses primarily comprise personnel-related expenses, including salaries, benefits and share-based compensation expenses, for personnel other than employees engaged in research and development activities. General and administrative expenses also include fees for professional services, mainly related to audit and legal services, consulting costs, communications and travel costs, allocated expenses for facility costs, including rent, utilities and maintenance, directors’ attendance fees, and insurance costs.

We maintain a strict containment policy in respect of our administrative expenses. We expect that our general and administrative expenses will continue to increase for the foreseeable future as we continue to grow our support functions for the expected increase in our research and development activities and the potential commercialization of our drug candidates. We also anticipate increased expenses associated with being a public company in the United States, including costs related to audit, legal, regulatory, and tax-related services associated with maintaining compliance with U.S. exchange listing and SEC requirements, director and officer insurance premiums, and investor relations costs.

Financial Income/(Loss)

Financial income/(loss) includes the amortized cost of the conditional advances, convertible notes, non-convertible bonds, royalty certificates, fair value adjustments on financial instruments, and other financial income and expenses such as the unwinding effect of CRO advances. We expect to incur additional financial expenses related to financing agreements or similar transactions that we may enter into to finance our further development.

Results of Operations

Comparison of Years Ended December 31, 2022 and 2021

The following table sets forth our results of operations for the years ended December 31, 2022 and 2021.

	Year ended December 31,
(In thousands of euros)	2021	2022	% Change
Other operating income	€11,961	€4,583	(62)%

Total operating income	11,961	4,583	(62)%

Research and development expenses	(47,781)	(48,295)	1%
General and administrative expenses	(5,580)	(7,492)	34%
Goodwill impairment loss	—	(13,632)	—

Total Operating expenses	(53,361)	(69,419)	30%

Operating income (loss)	(41,400)	(64,836)	57%

Financial expenses	(3,561)	(7,022)	(97)%
Financial income	2,509	11,118	343%

Financial income (loss)	(1,052)	4,096	489%

Net loss before tax	(42,452)	(60,740)	43%

Income Tax	—	—	—

Net loss for the period	€(42,452)	€(60,740)	43%

Total Operating Income

For the year ended December 31, 2022, our total operating income was €4.6 million, as compared to €12.0 million for the year ended December 31, 2021, a decrease of €7.4 million, or 62%, as detailed below.

Other Operating Income

The following table sets forth our other operating income for the years ended December 31, 2022 and 2021.

	Year ended December 31,
(In thousands of euros)	2021	2022	% Change
CIR (Research Tax Credits)	€4,204	€4,476	6%
Subsidies	7,722	29	(100)%
-Income recognized from BPI to finance COVID-19 project	7,722	29	(100)%
Other	36	78	117%

Total other operating income	€11,962	€4,583	(62)%

For the year ended December 31, 2022, our other operating income was €4.6 million, as compared to €12.0 million for the year ended December 31, 2021, a decrease of €7.4 million, or 62%. This decrease was primarily due to a 100% decrease in subsidies.

Research Tax Credits

For the year ended December 31, 2022, we recognized research tax credits for our research and development projects of €4.5 million, as compared to €4.2 million for the year ended December 31, 2021, an increase of €0.3 million, or 6%. This increase was primarily due to a slight increase in research and development expenses.

Subsidies

For the year ended December 31, 2022, our subsidy income was €29,000, as compared to €7.7 million for the year ended December 31 2021. This decrease was primarily due to there being no new subsidy entitlement in 2022.

For the year ended December 31, 2021, we recorded a €7.7 million subsidies income, mainly composed by subsidies received from Bpifrance for the obefazimod COVID-19 Program. This subsidy was initially recorded as a conditional advance in 2020 and as subsidy in 2021, following the waiver received from Bpifrance in April 2021 after the termination of trial in March 2021. As a result, we terminated our related financing agreement with Bpifrance in March 2021, recording in 2021 an income of €4.5 million, corresponding to the carrying amount of the advance at this date, as a result of Bpifrance’s agreement to waive the conditions of the advance. In addition, for the year ended December 31, 2021, we recorded income of €3.3 million reflecting additional payments received from Bpifrance to reimburse additional expenses incurred until the termination date.

Total Operating Expenses

For the year ended December 31, 2022, our total operating expenses were €69.4 million, as compared to €53.4 million for the year ended December 31, 2021, an increase of €16.1 million, or 30%. This increase was primarily due to an increase in goodwill impairment loss and in general and administrative expenses.

Goodwill Impairment Loss

For the year ended December 31, 2022, we recorded a goodwill impairment loss of €13.6 million, as compared to no goodwill impairment loss for the year ended December 31, 2021. The goodwill impairment loss was primarily related to an impairment test conducted with respect to the ABX196 cash-generating unit as a result of significant external changes in the hepatocellular carcinoma treatment landscape, which are expected to require a new, lengthy, heavy and risky internal development process (use of a combination of compounds). As such, while we considered the option of entering into a licensing partnership to fund the completion of the clinical development of ABX196, we made the decision to freeze the development program for ABX196 in the treatment of hepatocellular cancer, which led to full impairment of ABX196 goodwill.

Research and Development Expenses

The following table sets forth our research and development expenses by drug candidate and therapeutic indication for the years ended December 31, 2022 and 2021.

	Year ended December 31,
(In thousands of euros)	2021	2022	Change
Obefazimod	€43,979	€45,024	2%
Ulcerative Colitis	20,684	38,555	86%
Crohn’s Disease	136	1	(100)%
Rheumatoid Arthritis	2,422	848	(65)%
Covid-19	1,171	(768)	(166)%
Obefazimod Others Indication	433	68	(84)%
Transversal activities	19,132	6,321	(67)%
ABX196	1,198	693	(42)%
ABX711	—	287	—

Others	2,604	2,291	(12)%

Research and development expenses	€47,781	€48,295	1%

For the year ended December 31, 2022, our research and development expenses were €48.3 million, as compared to €47.8 million for the year ended December 31, 2021, an increase of €0.5 million, or 1%. This increase was primarily due to the €17.9 million, or 86%, increase in obefazimod for UC expenses, as we completed our Phase 2b clinical trial in early 2022 and initiated our Phase 3 clinical trial in the first half of 2022, with the first patient in the United States enrolled in October 2022, as well as an increase of €0.3 million related to commencing development of our novel drug candidate ABX711. This increase was offset by a decrease of €12.8 million in transversal activities following the completion of our existing studies and no new studies on these projects began in 2022, a decrease of €1.9 million in COVID-19 research expenses and a decrease of €1.6 million in expenses related to our rheumatoid arthritis clinical trial.

General and Administrative Expenses

For the year ended December 31, 2022, our general and administrative expenses were €7.5 million, as compared to €5.6 million for the year ended December 31, 2021, an increase of €1.9 million, or 34%. This increase was primarily due to an increase in other general and administrative expenses, as well as increases in consulting, and professional fees. The €2.2 million, or 181%, increase in other general and administrative expenses in 2022 was primarily due to increased expenses related to financial and legal consulting fees. These increases were partially offset by a decrease in personnel costs, mainly due to a reversal of share-based compensation expenses.

Operating Income (Loss)

For the year ended December 31, 2022, our net operating loss was €64.8 million, as compared to a net operating loss of €41.4 million for the year ended December 31, 2021, an increase of €23.4 million, or 57%. This increase was primarily due to an increase in goodwill impairment charges, a decrease in other operating income, as well as an increase in general and administrative expenses.

Financial Income (Loss)

For the year ended December 31, 2022, our net financial income was €4.1 million, as compared to a net financial loss of €1.1 million for the year ended December 31, 2021.

For the year ended December 31, 2022, our net financial income was mainly a result of a €9.4 million decrease in the fair value of derivatives (mainly due to the decrease in our share price over the period) and a €1.4 million decrease in other liabilities at fair value through profit or loss (mainly in Prosynergia earn-out liability), which was partially offset by an increase in interest expenses of €3.7 million in relation to the Kreos bonds and €2.6 million in relation to our OCEANE bonds.

For the year ended December 31, 2021, our net financial loss was mainly a result of interest expenses of €2.3 million in relation to the Kreos bonds and €1.1 million in relation to our OCEANE bonds, partially offset by a €2.4 million decrease in the fair value of derivatives. The decrease in the fair value of derivatives is mainly due to the decrease in our share price over the period. See “—Liquidity and Capital Resources.”

Income Taxes

For each of the years ended December 31, 2022 and 2021, our income tax charge was zero.

Net Loss

For the year ended December 31, 2022, our net loss for the period was €60.7 million, as compared to €42.5 million for the year ended December 31, 2021, an increase of €18.3 million, or 43%.

Liquidity and Capital Resources

Sources of Liquidity

We have incurred substantial operating losses since inception and expect to continue to incur significant operating losses for the foreseeable future and may never become profitable. For the year ended December 31, 2022, we had a net loss of €60.7 million.

Since inception, we have financed our operations through the issuance of ordinary shares with gross aggregate proceeds of €336.8 million, of which €130 million of gross proceeds were from offerings of our ordinary shares on Euronext Paris in February 2023, bank borrowings and structured loans for €65.0 million to date, reimbursements of Research Tax Credits (CIR) in an aggregate amount of €26.6 million, and subsidies received from Bpifrance (including €13.5 million of subsidies and €6.6 million of conditional advances to date). As a result of the level of available cash and cash equivalent of €27.0 million as of December 31, 2022, the February 2023 capital increase amounting to €123.3 million in net proceeds and the reimbursement of the 2022 Research Tax Credit in 2023, and under the assumption that R&D needs are being substantially increased in 2023, as we continue to make progress on our lead drug candidate obefazimod, which has started enrollment of patients in our UC Phase 3 clinical trials in October 2022, we expect we will be able to fund our forecasted operating cash flow requirements throughout the second quarter of 2024.

We expect we will be able to extend our financing horizon beyond the second quarter of 2024 through additional dilutive and non-dilutive financing, which could include a combination of capital increase, venture loans and convertible bonds.

Based on the above and the actions we have taken, management has concluded that the substantial doubt about our ability to continue as a going concern has been alleviated beyond 12 months from issuance of the accompanying financial statements, and the accompanying financial statements have been prepared on a going concern basis.

Capital Increases

Our operations have been financed primarily by capital increases from our founders and investors, net proceeds from the initial public offering of our ordinary shares on the regulated market of Euronext Paris in

France in 2015, and additional follow-on capital increases. We have not yet commercialized any of our drug candidates, which are in various phases of clinical development, and we do not expect to generate revenue from sales of any products for several years, if at all. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through the sale of equity, debt financings or other capital sources, including potential collaborations with other companies or other strategic transactions.

The following table sets forth our main capital increases since inception.

(In thousands of euros)	Gross proceeds amount
Initial Public Offering (Euronext) - June 23, 2015	€57,700
Capital increase from issuance of ordinary shares - July 11, 2019	€12,000
Capital increase from issuance of ordinary shares - October 29, 2020	€28,000
Capital increase from issuance of ordinary shares - July 27, 2021	€60,001
Capital increase from issuance of ordinary shares - September 7, 2022	€46,231
Capital increase from issuance of ordinary shares - March 1, 2023	€130,000

On June 23, 2015, we received gross proceeds of €57.7 million from the issuance of 2,707,089 new ordinary shares at a subscription price of €21.30 per share. The proceeds were primarily used for financing older research and development programs (pivotal study in Asia for ABX203 in chronic hepatitis B treatment and the Phase 2 trial for obefazimod in HIV/AIDS treatment), which have since been terminated.

On June 11, 2019, we received gross proceeds of €12.0 million from the issuance of 1,500,000 new ordinary shares at a subscription price of €8.00 per share. The proceeds were primarily used for the clinical development of obefazimod (including a phase 2b study), phase 2a studies of RA disease and the ABX196 treatment of hepatocellular cancer in the United States.

On October 29, 2020, we received gross proceeds of €28.0 million from the issuance of 1,620,370 new ordinary shares at a subscription price of €17.28 per share. The proceeds were primarily used to finance the progress of obefazimod clinical trials in chronic inflammatory diseases and for general corporate purposes.

On July 30, 2021, we received gross proceeds of €60.0 million from the issuance of 1,964,031 ordinary shares at a subscription price of €30.55 per share. The proceeds were primarily used to finance the progress of obefazimod clinical trials in chronic inflammatory diseases, for general corporate purposes, payments in respect of, and redemption of, certain existing indebtedness, and advancement of ABX196 for the treatment of hepatocellular carcinoma.

On September 2, 2022, we received gross proceeds of €46.2 million from the issuance of 5,530,000 ordinary shares at a subscription price of €8.36 per share, and the issuance of royalty certificates of €2.9 million, for a total financing of €49.2 million. See “Business—Key Collaborations and Partners—Financing Arrangements—Royalty Certificates.”

On March 1, 2023, we received gross proceeds of €130.0 million from the issuance of 20,000,000 ordinary shares at a subscription price of €6.50 per share. The proceeds were primarily used to finance the progress of obefazimod clinical trials in chronic inflammatory diseases and for general corporate purposes (research and development expenses and loans maturities payments).

Equity Line

We entered into an equity line agreement with Kepler Cheuvreux in September 2017. In accordance with the terms of this agreement, Kepler Cheuvreux, acting as financial intermediary and guarantor, committed to subscribe for 970,000 ordinary shares, at its option in line with a schedule lasting no longer than 24 months, at an issuance price based on an average market price weighted according to the volumes traded over the two trading days preceding each issue, less a maximum discount of 7.0%.

We renewed this financing line and entered into an agreement on September 30, 2019, with Kepler Cheuvreux, who committed to subscribe for 730,000 ordinary shares (corresponding to the number of shares unsubscribed as of September 30, 2019, and granted under the previous agreement) under the same terms and conditions for a period of 24 months.

On September 24, 2021, we extended the agreement for an additional 12-month period in respect of the unsubscribed shares at that date. This agreement was terminated on September 30, 2022.

Research Tax Credits

From our inception to December 31, 2022, we have benefited from refunds of CIRs in a total amount of €26.6 million. In August 2021, we received CIRs of €2.6 million in respect of the year ended December 31, 2020. In October 2022, we received CIRs of €4.2 million in respect of the year ended December 31, 2021.

Bpifrance—Conditional Advances and Subsidies

We have received several conditional advances and subsidies from Bpifrance since our inception. Funds received from Bpifrance in the form of conditional advances are recognized as financial liabilities, as we have a contractual obligation to reimburse Bpifrance for such conditional advances in cash based on a repayment schedule. Each award of an advance is made to help fund a specific development milestone. Subsidies are non-repayable grants, which are recognized in the financial statements when there exists reasonable assurance that we will comply with the conditions attached to the subsidies and the subsidies will be received.

The following table sets forth the monies granted by and received from Bpifrance as of December 31, 2022.

		As of December 31, 2022
(In thousands of euros)	Contract status	Amount awarded		Amount collected
Conditional advances		€26,387		€6,609
Carena	Ongoing	3,830		2,187
RNP-VIR	Ongoing	6,298		4,032
Ebola	Stopped	390		390
COVID-19	Stopped	15,869	(1)	—
Subsidies		€7,476		€13,524
Carena	Ongoing	1,397		1,187
RNP-VIR	Ongoing	2,112		1,123
Ebola	Stopped	—		—
COVID-19	Stopped	3,967		11,214

Total		€33,863		€20,133

(1)	Following the termination of the study in March 2021, the conditional advance of €6.3 million paid in 2020 was reclassified as a subsidy. See “—Bpifrance – COVID-19.”

Bpifrance CARENA Contract

As part of the development of therapeutic and diagnostic solutions targeting alternative splicing and RNA interference in the fields of virology (HIV-AIDS, HTLV-1) and metabolism (obesity), SPLICOS, which we acquired in October 2014, entered into a Master Support Agreement and a conditional advance contract on December 2013 for the “CARENA” Strategic Industrial Innovation Project (“CARENA project”), with Bpifrance. Under this contract, we are eligible to receive up to €3.8 million in conditional advances to develop a therapeutic HIV treatment program with obefazimod. As of December 31, 2022, we had received €2.2 million of conditional advances, of which €1.2 million was received in December 2013, €1.0 million in September 2014 and €29,000 in June 2016. The repayment of these funds is spread from the date on which the repayments are called by Bpifrance.

Bpifrance RNP-VIR Contract

As part of the CARENA project, focused on the clinical development of a drug molecule and demonstrating the validity of an innovative therapeutic approach targeting viral RNPs, we entered into a Master Support Agreement with Bpifrance, as well as a beneficiary agreement dated March 21, 2017, with conditional advances for the “RNP-VIR” structuring research and development project for competitiveness. Under the RNP-VIR contract, we are eligible to receive up to €6.3 million in conditional advances to develop methods for the discovery of new molecules for the treatment of viral infectious diseases through the development of the “Modulation of RNA biogenesis” platform. As of December 31, 2022, we had received €4.0 million of conditional advances, of which €1.8 million was received in September 2017, €0.3 million in August 2018 and €1.9 million in November 2019. The repayment of these funds is spread from the date on which the repayments are called by Bpifrance.

Bpifrance Ebola

The Bpifrance and Occitane Region joint support agreement was entered into on June 2, 2017 and provides for conditional advances for a total amount of €0.4 million (€0.1 million from the Languedoc Roussillon Midi Pyrénées Region and €0.3 million from Bpifrance) for the Ebola program. All funds under this contract were received. In September 2019, we terminated this program due to the imminent licensing of a competing vaccine for this indication, as well as changes in the macroeconomic climate for public funding. The reimbursement of the conditional advance is spread over the period from September 2019 to June 2024.

Bpifrance—COVID-19

On June 22, 2020, we entered into agreements with Bpifrance setting out the conditions for aid to contribute to the financing of the development of ABX464 as a potential therapeutic option for the treatment of COVID-19 patients at risk of developing a severe form of the disease.

This financing covered the conduct of a “miR-AGE” international clinical trial as well as all additional clinical, preclinical, regulatory and industrial work to enable registration and accelerated access to ABX464 in the COVID-19 indication. The “miR-AGE” clinical trial was conducted under our sole responsibility, in collaboration with the University Hospital of Nice, which was tasked with the financial and administrative coordination of the study, with the rest of the work being borne by us.

The maximum amount of aid available under the framework agreement was €36.0 million, of which €19.8 million was allocated directly to us (reflecting €15.9 million in conditional advances and €4.0 million in grants). Bpifrance’s participation was paid according to the achievement of certain phases and milestones during the development program for the COVID-19 Program, broken down as follows:

•

grants for a maximum total amount of €20.1 million, including €4.0 million for us (or a grant rate of 16% of planned expenditure) and €16.2 million for the University Hospital of Nice (or a grant rate of 100% of planned expenditure); and

•	conditional advances for a maximum total amount of €15.9 million for us (or a rate of 64% of total planned expenditure).

As of December 31, 2020, we had received a grant of €1.6 million and net proceeds from the conditional advance of €6.3 million. In view of the results of the study and the recommendations of the Data and Safety Monitoring Board, we terminated the study on March 5, 2021. As Bpifrance had recorded the project as unsuccessful, we recognized an income of €4.5 million (discounted amount) as a result of Bpifrance’s agreement to waive the conditions of the advance as of June 30, 2021.

As of December 31, 2021, we had also received an additional payment covering expenses incurred until the termination date amounting to €3.3 million.

Indebtedness

First KC Agreement and Second KC Agreement

On July 24, 2018, we entered into a €20 million venture loan agreement with certain Kreos Capital entities (“KC”) (the “First KC Agreement”). The financing consists of two tranches of structured debt financing: (i) a total principal amount of €10 million, comprised of (x) €8 million in non-convertible bonds issued in July 2018 and (y) €2 million in convertible bonds issued in August 2018 (the “First Tranche A Notes”) and (ii) a total principal amount of €10 million, comprised of (x) €8 million in non-convertible bonds and (y) €2 million in convertible bonds, each issued in May 2019 (the “First Tranche B Notes”, together with the First Tranche A Notes, the “First KC Notes”).

On October 12, 2020, we entered into a bonds issue agreement with KC (the “Second KC Agreement”), pursuant to which we issued bonds in a total principal amount of €15 million, comprised of (i) a €10 million tranche (the “Second Tranche A Notes”) and a €5 million tranche (the “Second Tranche B Notes”), with an option to issue an additional €5 million tranche (the “Second Tranche C Notes” and collectively with the Second Tranche A Notes and the Second Tranche B Notes, the “Second KC Notes”).

The Second Tranche A Notes were issued in October 2020, and the Second Tranche B Notes were issued in November 2020. The Second KC Notes rank pari passu with the First KC Notes.

For more information regarding these agreements, see “Business—Key Collaborations and Partners— Financing Arrangements—First KC Agreement” and “Business—Key Collaborations and Partners—Financing Arrangements—Second KC Agreement.”

OCEANE Bonds

On July 30, 2021, we issued €25 million 6% convertible senior unsecured and unsubordinated bonds due July 30, 2026 corresponding to 654,621 convertible bonds (the “OCEANE bonds”). The OCEANE bonds are exchangeable, at the option of the bondholders, for new or existing shares and bear interest at a rate of 6% per annum, payable semi-annually on January 30 and July 30 of each year, beginning January 30, 2022. See “Business—Key Collaborations and Partners—Financing Arrangements—OCEANE Bonds.”

State-Guaranteed Loan (Prêt Garantis par l’Etat (“PGE”))

In June 2020, we obtained a non-dilutive financing in the form of a state-guaranteed loan of €5.0 million. The loan was structured with an initial maturity of 12 months at 0.25% and a five-year extension option. In March 2021, we exercised the five-year extension option with a one-year deferral of principal repayment, with the following conditions:

•	a revised interest rate of 0.58% per annum, excluding insurance and state-guaranteed premium; and

•	a state-guaranteed premium of €0.1 million to be paid by installments over the contract period starting in June 2021.

Royalty Certificates

As part of the completion of the capital increase from issuance of ordinary shares on September 2, 2022, we issued royalty certificates with a subscription price amounting to €2.9 million. The royalty certificates entitle their holders to royalties equal to 2% of the future net sales of obefazimod (worldwide and for all indications) as from the commercialization of such product. The amount of royalties that may be paid under the royalty certificates is capped at €172 million in the aggregate.

Changes in Cash Flows

The following table sets forth our cash inflows and outflows for the years ended December 31, 2022 and 2021.

	Year ended December 31,
(In thousands of euros)	2021	2022	% Change
Net cash flows from (used in) operating activities	€(45,048)	€(53,936)	20%
Net cash flows from (used in) investing activities	(6,232)	(12,026)	(93)%
Net cash flows from (used in) financing activities	82,679	32,211	(61)%
Net increase (decrease) in cash and cash equivalents	31,399	(33,751)	(207)%

Cash and cash equivalents at the beginning of the period	29,302	60,701	107%

Cash and cash equivalents at the end of the period	€60,701	€26,950	(56)%

Operating Activities

For the years ended December 31, 2022, cash used in operating activities was €53.9 million, as compared to €45.0 million for the year ended December 31, 2021, an increase of €8.9 million, or 20%.

For the year ended December 31, 2022, cash used in operating activities mainly reflected our net loss of €60.7 million and was primarily used for our research and development efforts (€48.3 million) as a result of progression of our portfolio development (partially offset by the elimination of the amortization of intangibles and depreciation of property and equipment on the ABX196 cash generating unit), enhanced by an increase in derivatives and liabilities fair value of €10.8 million, a decrease in trade payables of €2.4 million and offset by an increase in interest expenses of €7.0 million.

For the year ended December 31, 2021, cash used in operating activities mainly reflected our net loss of €42.5 million and was primarily used for our research and development efforts (€47.8 million) as a result of progression of our portfolio development and net non-cash expense of €1.9 million.

Investing Activities

The cash used in investing activities for the year ended December 31, 2022, was mainly composed of (i) CRO contracts advances for clinical trials which have to be recovered at the end of the trials, amounting to €12.2 million, and by (ii) the completion of the acquisition of Prosynergia in 2022 and the remaining payment of the acquisition price of €2.9 million, partially offset by (iii) the non-recurring €3.3 million advance repayment from University Hospital of Nice as part of the COVID-19 Program clinical trial.

For the year ended December 31, 2021, cash used in investing activities was €6.2 million, and was mainly composed by the €4.0 million advance payment to the University Hospital of Nice as part of the COVID-19 Program clinical trial, as well as our entry in 2021 of a €1.4 million loan agreement to fund the acquisition of Prosynergia and an advance payment made in respect of the acquisition of €0.3 million. The loan was made to allow early repayment by Prosynergia of its existing indebtedness. For accounting purposes, this loan is considered as a prepayment for the acquisition of Prosynergia’s assets.

Financing Activities

For the year ended December 31, 2022, cash from financing activities was €32.2 million, which consisted primarily of €46.2 million of net proceeds from a capital increase (including transaction costs of €3.3 million), net proceeds from the issuance of the royalty certificates in an amount of €2.9 million, partially offset by €13.4 million of repayments under the First KC Notes and the Second KC Notes and interest paid.

For the year ended December 31, 2021, cash from financing activities was €82.7 million, which consisted primarily of €60.0 million of net proceeds from a capital increase (including transaction costs of €4.2 million), €8.1 million of net proceeds from the exercise of share warrants under the equity line agreement, €1.5 million of net proceeds from the exercise of other share warrants, and net proceeds from the issuance of the OCEANE bonds in an amount of €24.9 million, partially offset by €7.4 million of repayments under the First KC Notes and the Second KC Notes and interest paid.

Material Cash Requirements

Contractual Obligations and Loans

The following table sets forth aggregate information about material contractual obligations as of December 31, 2022 and December 31, 2021.

The commitment amounts in the table below are associated with contracts that are enforceable and legally binding and that specify all significant terms, including, fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts. Off-balance sheet obligations are classified at less than one year maturity in the table below in the absence of a fixed schedule in contracts. Future events could cause actual payments to differ from these estimates. All amounts except the retirement benefits in the table below are presented gross and are undiscounted.

	As of December 31, 2021			As of December 31, 2022
(In thousands of euros)	Less than 1 year	More than 1 year	Total	Less than 1 year	More than 1 year	Total
Financial debt obligations	€12,045	€47,820	€59,915	€13,184	€39,261	€52,445
Lease obligations	175	45	220	558	826	1,384
Retirement benefits	—	693	693	—	610	610
Off-balance sheet obligations	25,495	—	25,495	194,731	—	194,731

Total	€37,540	€48,563	€86,103	€208,473	€40,697	€249,170

In the ordinary course of our business, we regularly use the services of subcontractors and enters into research and partnership arrangements with various CROs and with public- sector partners or subcontractors, who conduct clinical trials and studies in relation to the drug candidates. Off-balance sheet obligations in the table above are commitments related to these research and partnership agreements. They are classified at less than one year maturity in the absence of a fixed schedule in contracts, in case of multiple-year contracts, such as CRO contracts.

As of December 31, 2022, our contractual obligations and loans were €249.2 million, comprising financial debt obligations of €52.4 million (in turn, comprising €13.1 million in respect of First KC Notes and the Second KC Notes, €25.0 million in respect of the OCEANE bonds, €5.0 million in respect of the PGE, €6.4 million in respect of conditional advances from Bpifrance and €2.9 million in respect of royalty certificates), and off-balance sheet obligations of €194.7 million in respect of purchase obligations.

As of December 31, 2021, our contractual obligations and loans were €86.1 million, comprising financial debt obligations of €59.9 million (in turn, comprising €23.4 million in respect of the First KC Notes and the Second KC Notes, €25.0 million in respect of the OCEANE bonds, €5.0 million in respect of the PGE and €6.5 million in respect of conditional advances from Bpifrance), and off-balance sheet obligations of €25.5 million in respect of purchase obligations.

Operating Capital and Capital Expenditures Requirements

We have incurred substantial operating losses since inception and expect to continue to incur significant operating losses for the foreseeable future and may never become profitable. For the year ended December 31, 2022, we had a net loss of €60.7 million.

Since inception, we have financed our operations through the issuance of ordinary shares with gross aggregate proceeds of €336.8 million, of which €130 million of gross proceeds were from offerings of our ordinary shares on Euronext Paris in February 2023, bank borrowings and structured loans for €65.0 million to date, reimbursements of Research Tax Credits (CIR) in an aggregate amount of €26.6 million, and subsidies received from Bpifrance (including €13.5 million of subsidies and €6.6 million of conditional advances to date). As a result of the level of available cash and cash equivalent of €27.0 million as of December 31, 2022, the February 2023 capital increase amounting to €123.3 million in net proceeds and the reimbursement of the 2022 Research Tax Credit in 2023, and under the assumption that R&D needs are being substantially increased in 2023, as we continue to make progress on our lead drug candidate obefazimod, which has started enrollment of patients in our UC Phase 3 clinical trials in October 2022, we expect we will be able to fund our forecasted operating cash flow requirements throughout the second quarter of 2024.

We expect we will be able to extend our financing horizon beyond the second quarter of 2024 through additional dilutive and non-dilutive financing, which could include a combination of capital increase, venture loans and convertible bonds.

Based on the above and the actions we have taken, management has concluded that the substantial doubt about our ability to continue as a going concern has been alleviated beyond 12 months from issuance of the accompanying financial statements, and the accompanying financial statements have been prepared on a going concern basis.

Our present and future funding requirements will depend on many factors, including, among other things:

•	the size, progress, timing, and completion of our preclinical studies and clinical trials;

•	the number of potential new drug candidates we identify and decide to develop;

•	the costs involved in filing patent applications and maintaining and enforcing patents or defending against claims or infringements raised by third parties;

•

the time and costs involved in obtaining regulatory approval for our drug candidates and any delays we may encounter as a result of evolving regulatory requirements or adverse results with respect to any of these drug candidates;

•

selling and marketing activities undertaken in connection with the anticipated commercialization of obefazimod and any other current or future drug candidates and costs involved in the creation of an effective sales and marketing organization;

•	the amount of revenue, if any, we may derive either directly or in the form of milestones or royalty payments from our existing or future partnership or collaboration agreements; and

•	the severity, duration and impact of the Russia/Ukraine war, which may continue to adversely impact our business and clinical trials.

See “Risk Factors—Risks Related to our Financial Position and Need for Additional Capital” for additional risks associated with our substantial capital requirements.

Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed by, or under the supervision of, a company’s principal executive and principal financial officers, or persons performing similar functions, and effected by a company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

We must maintain effective internal controls over financial reporting in order to accurately and timely report our results of operations and financial condition. In addition, as a public company listed in the United States, the Sarbanes-Oxley Act will require, among other things, that we assess the effectiveness of our internal controls over financial reporting at the end of each fiscal year, starting with the end of the first full fiscal year after the completion of the U.S. offering. However, our independent registered public accounting firms will not be required to attest to the effectiveness of our internal controls over financial reporting for so long as we are an “emerging growth company,” which may be up to five fiscal years following the date of this U.S. offering. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not.

Our management has not completed an assessment of the effectiveness of our internal controls over financial reporting, and our independent registered public accounting firms have not conducted an audit of our internal controls over financial reporting. In conjunction with preparing our financial statements as of and for the years ended December 31, 2022 and 2021 for this offering, material weaknesses in our internal controls over financial reporting were identified. The material weaknesses related to a lack of risk assessment as well as formal, documented and implemented processes, controls and review procedures, specifically due to a lack of a sufficient number of professionals with an appropriate level of internal control knowledge, training and experience. These material weaknesses did not result in a material misstatement to our financial statements included herein, however these material weaknesses could result in material inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis.

We are developing a remediation plan to address these material weaknesses and strengthen our controls in these areas. In this regard, we have started to reorganize our finance and accounting function by hiring experienced employees to provide more review and oversight over our financial process and also increasing our headcount in this area. While we are working to remediate the material weaknesses as quickly and efficiently possible, we cannot at this time provide the expected timeline in connection with implementing our remediation plan.

As of December 31, 2022, we had not yet completed remediation of these material weaknesses. These remediation measures may be time-consuming and costly and might place significant demands on our financial and operational resources.

In addition, neither our management nor an independent registered public accounting firm has performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes- Oxley Act. Had we or our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional material weaknesses may have been identified.

See “Risk Factors—Risks Related to our Financial Position and Need for Additional Capital—There are material weaknesses in our internal controls over financial reporting and if we are unable to maintain effective internal controls over financial reporting, the accuracy and timeliness of our financial reporting may be adversely affected, which could adversely affect our business, investor confidence and the market price of our securities.”

Critical Accounting Policies and Estimates

Recent Pronouncements Issued by the IASB

A description of accounting policies and estimates along with a description of the recently-issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 4 and 2 respectively to our financial statements as of and for the year ended December 31, 2022, appearing elsewhere in this prospectus. We did not have to change our accounting policies or make retrospective adjustments as a result of adopting these standards, which include the following:

•	Amendment to IFRS 16 Leases—COVID-19-Related Rent Concessions beyond 30 June, 2021 whose application is for annual reporting periods beginning on or after April 1, 2021;

•	Amendments to IFRS 3 Business Combinations—Reference to the Conceptual Framework, whose application is for annual reporting periods beginning on or after January 1, 2022;

•	Amendments to IAS 16—Property, Plant and Equipment—Proceeds before Intended Use, whose application is for annual reporting periods beginning on or after January 1, 2022;

•

Amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets—Onerous Contracts—Cost of Fulfilling a Contract, whose application is for annual reporting periods beginning on or after January 1, 2022;

•

Annual Improvements to IFRS Standards 2018-2020—Amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards, IFRS 9 Financial Instruments, IFRS 16 Leases, and IAS 41 Agriculture, whose application is for annual reporting periods beginning on or after January 1, 2022.

We did not elect for early application of the new standards, amendments and interpretations, which were issued but not mandatory as of January 1, 2022. We assessed the impacts resulting from the application of these recently issued accounting pronouncements and concluded that impacts are not material.

There are no standards that are issued and not yet effective that are expected to have a material impact on our financial statements.

Quantitative and Qualitative Disclosures about Market Risk

A description of quantitative and qualitative disclosures about market risk is disclosed in Note 27 to our financial statements as of and for the year ended December 31, 2022 appearing elsewhere in this prospectus.

The principal financial instruments we hold are cash and cash equivalents. The purpose of holding these instruments is to finance our ongoing business activities. It is not our policy to invest in financial instruments for speculative purposes. We do not use derivative financial instruments for hedging purposes.

The principal risks to which we are exposed are liquidity risk, interest rate risk, foreign currency exchange risk and credit risk.

Liquidity Risk

Liquidity risk management aims to ensure that we dispose of sufficient liquidity and financial resources to be able to meet our present and future obligations. We prepare short-term cash forecasts and annual operating cash flow forecasts as part of our budget procedures. Prudent liquidity risk management involves maintaining sufficient liquidity, having access to financial resources through appropriate credit facilities and being able to unwind market positions.

Our operations have required substantial amounts of cash since inception. Developing pharmaceutical drug candidates, including conducting clinical trials, is expensive, lengthy, and risky, and we expect our research and development expenses to increase substantially in connection with our ongoing activities. Accordingly, we will continue to require substantial additional capital to continue our clinical development activities and potentially engage in commercialization activities. See “—Operating Capital and Capital Expenditures Requirements.”

In order to meet any additional financing needs, we may seek to obtain one or more dilutive or non-dilutive financings depending on market conditions.

Interest Rate Risk

We are exposed to market risks in connection with our medium- and long-term borrowings that are subject to variable interest rates. We have not adopted any other recurring mechanism of hedging to protect against interest rate fluctuations. We may consider in the future using a suitable policy to hedge interest rate risks in a more significant manner, if needed. Due to a significant increase in market interest rates over the year ended December 31, 2022, we have performed a reassessment of our exposure to interest rate risk. As of December 31, 2022, all of our financial liabilities accounted for at amortized cost bear fixed interest rates, except for the First KC Notes, which bear interest based on 3-month Euribor plus an 8% margin. Due to the 3-month Euribor being capped at 1% (in accordance with contractual terms), the First Tranche A Notes being repaid in full in December 2022 and the First Tranche B Notes maturing November 2023, we have limited exposure. We believe a hypothetical 100 basis point change in interest rates during any of the periods presented would not have had a material effect on our financial statements included elsewhere in this prospectus.

Foreign Currency Exchange Risk

We are exposed to a risk of exchange rate fluctuations on commercial transactions performed in currencies different from our functional currency in which we record the transactions. We have not adopted any other recurring mechanism of hedging to protect against currency fluctuations. From time to time, we may nevertheless subscribe for currency term accounts in order to cover a commitment in currency. We may consider in the future using a suitable policy to hedge exchange risks in a more significant manner, if needed.

The following table sets forth the operating expenses we incurred in foreign currencies in the years ended December 31, 2022 and 2021.

	As of December 31,
	2021		2022
	Foreign currency	Euros	Foreign currency	Euros
Currency (thousands)
Australian dollar	—	—	19	13
Israeli shekel	—	—	21	6
Japanese yen	728	5	1,128	8
Hungarian forints	1,454	4	—	—
Pound sterling	1,518	1,762	600	708
Swedish krona	115	11	115	11
Swiss franc	4	4	27	28
United States dollar	1,494	1,262	1,426	1,390

Total	—	3,049	—	2,164

For the year ended December 31, 2022, the total amount of operating expenses we incurred in foreign currencies was €2.2 million, or 3.1% of our total operating expenses of €69.4 million in that year. For the year ended December 31, 2021, the total amount of operating expenses we incurred in foreign currencies was €3.0 million, or 5.7% of our total operating expenses of €53.4 million in that year.

Credit Risk

The credit risk related to our cash and cash equivalents is not significant in light of the quality of our co-contracting financial institutions. As of December 31, 2022, substantially all our cash and cash equivalents were maintained with one financial institution in France. While our deposit accounts are insured up to the legal limit, the balances we maintain may, at times, exceed this insured limit. As of December 31, 2022 we maintained €26.8 million in bank deposit accounts that are in excess of the legally insured limit in one legally insured financial institution. We have not experienced any losses in such accounts and we do not believe that we are exposed to any significant credit risk related to these instruments.

The credit risk related to our other receivables and related account is minimal. In particular, the credit risk related to advances made to CROs is deemed insignificant due to their credit ratings.

JOBS Act Exemptions and Foreign Private Issuer Status

We qualify as an “emerging growth company” as defined in the U.S. Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

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an exemption from compliance with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements; and

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to the extent that we no longer qualify as a foreign private issuer, reduced disclosure about our company’s executive compensation arrangements and exemptions from the requirements to obtain a non-binding advisory vote on executive compensation or a shareholder approval of any golden parachute arrangements.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.235 billion in annual revenue, have more than $700 million in market value of our ordinary shares held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced burdens.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. Given that we currently report and expect to continue to report under IFRS, as issued by the IASB, we are not able to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB.

We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities.

Upon consummation of the offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. As a result, in accordance with Nasdaq Listing Rule 5615(a)(3), we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with certain of the corporate governance requirements of Nasdaq. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

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the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

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the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events; and

•	Regulation FD, which regulates selective disclosures of material information by issuers.

BUSINESS

Overview

We are a clinical-stage biotechnology company focused on developing therapeutics that harness the body’s natural regulatory mechanisms to modulate the immune response in patients with chronic inflammatory diseases. We are currently evaluating our lead drug candidate, obefazimod, in Phase 3 clinical trials for the treatment of adults with moderately to severely active ulcerative colitis (“UC”). We are also in the planning stages of initiating a Phase 2a clinical trial of obefazimod in patients with Crohn’s disease (“CD”), as well as evaluating other potential inflammatory indications.

We focus on indications where existing treatments have left patients with significant unmet needs, and where we believe our investigational agents have the potential to be meaningfully differentiated from currently available therapies. The indications we target have substantial populations and represent large commercial opportunities, pending regulatory approvals and successful commercialization. Our initial focus is on inflammatory bowel diseases (“IBD”), chronic conditions involving inflammation of the gastrointestinal (“GI”) tract, of which the two most common forms are UC and CD. As of 2022, an aggregate of approximately 2.9 million patients across the United States, EU4 (France, Germany, Italy and Spain), the United Kingdom and Japan suffered from IBD, with 1.5 million of these patients in the United States alone.

One of the primary goals of IBD therapy is to achieve durable clinical remission while simultaneously taking into consideration a patient’s quality of life and concerns regarding potential side effects. Despite a number of different therapies approved for UC and CD, the vast majority of these therapies require chronic administration via injections or intravenous infusions, and may come with serious and concerning warnings, including, but not limited to, risks of serious infections leading to hospitalizations or death and increased risks of various malignancies. A vast majority of IBD patients do not achieve clinical remission with existing therapies, and a significant number of patients will lose response over time, especially those patients on TNF-a inhibitor therapy where anti-drug antibodies are very common. Further, despite the increased number of biosimilars, such as TNF-a inhibitor therapies, becoming available for the treatment of IBD, biosimilars unfortunately do not alleviate any of the potential side effect concerns that often cause patients to delay, or avoid altogether, stepping up to more advanced therapies. In addition, although a small number of oral therapies have more recently been approved for the treatment of IBD, these therapies also come with concerning potential side effects, which can discourage patients from initiating treatment with advanced therapies. Therefore, there continues to be significant unmet need for novel oral therapies with durable efficacy, improved safety profiles and minimal preinitiation requirements for patients with moderately to severely active IBD. Moreover, we believe the IBD market has significant growth potential driven by growing diagnosis of these diseases and increased penetration of oral treatments with improved benefit/risk profiles.

We believe our lead drug candidate, obefazimod, is differentiated from competing approaches for the treatment of IBD via its unique mechanism of action. Obefazimod is designed to specifically induce the expression of a single micro-RNA, miR-124, which plays a critical role in the regulation of the immune response. In the context of inflammation, miR-124 modulates the immune response, controlling progression of inflammation and restoring homeostasis of the immune system, without causing broader immunosuppression. In contrast to currently available advanced therapies, prescribed post-conventional therapies, some of which target only a single cytokine or pathway, miR-124 modulates the expression of several key cytokines and pathways resulting in regulation of the inflammatory process. Modulating multiple inflammatory pathways simultaneously may result in more durable efficacy over the long-term, which is critical in lifelong conditions such as IBD, potentially differentiating obefazimod from currently available IBD treatments.

In our Phase 2 clinical trials for the treatment of moderately to severely active UC, consistent with the pharmacological effects observed in our preclinical studies, obefazimod demonstrated an onset of symptom relief by day 8 of dosing, with meaningful reductions in rectal bleeding and stool frequency scores. In our induction

Phase 2b clinical trial, which included 252 patients, obefazimod met the primary endpoint of a statistically significant reduction in Modified Mayo Score, a measure of disease activity, as well as secondary endpoints of clinical remission, endoscopic improvement, clinical response, and reduction of fecal calprotectin, as compared to placebo. In addition, we observed high rates of sustained and newly achieved clinical remission in the subsequent open-label maintenance extension trial of up to two years of treatment, of which approximately 45% of patients were previously exposed to biologics or Janus kinase (“JAK”) inhibitors. The majority of patients previously exposed to advanced therapy prior to enrollment were highly refractory.

In April 2023, we reported the results from the final analysis of our Phase 2b open-label maintenance trial, including 217 patients of which 164 patients (76%) completed the second year of once-daily oral treatment with 50 mg obefazimod. At the conclusion of the second year of treatment, 114 of the 217 patients enrolled (53%) achieved clinical remission and 158 patients (73%) achieved clinical response. Among the 98 bio-refractory patients, 66 patients (67%) had a clinical response, 38 patients (39%) were in clinical remission, 46 patients (47%) had an endoscopy improvement and 20 patients (20%) had an endoscopy remission at week 96. Among the 124 patients that achieved clinical response at the end of the 8 week induction period of the double-blind study, 74 patients (60%) achieved clinical remission, 95 patients (77%) had clinical response, 79 patients (64%) achieved endoscopic improvement and 52 patients (42%) achieved endoscopic remission at week 96.

Obefazimod’s tolerability profile indicates potentially important clinical differentiation. As of November 30, 2022 (the last safety data cut-off date), 1,074 patients and volunteers had been treated with obefazimod, of which 209 patients were treated with 50 mg obefazimod for one year or more with no change in the observed tolerability profile underscored by 76% of patients that remained on therapy throughout the two-year open-label maintenance trial period. No new adverse safety signals were observed.

We initiated our pivotal Phase 3 clinical trials of obefazimod for the treatment of moderately to severely active UC in October 2022, which consist of two induction trials (ABTECT-1 and ABTECT-2) and one ABTECT maintenance trial. Top-line data from the ABTECT-1 and ABTECT-2 induction trials is expected to be announced by the first quarter of 2025, and top-line data from the ABTECT maintenance trial is expected to be announced by the first quarter of 2026. We intend to file an Investigational New Drug Application (“IND”) in the fourth quarter of 2023 and plan to initiate a Phase 2 clinical trial in patients with CD in the first quarter of 2024 with the objective to demonstrate clinical response and tolerability profile consistent with that already observed in our clinical trials for moderately to severely active UC. Based on the results from this Phase 2 clinical trial, we intend to proceed directly to a Phase 3 clinical trial.

Our team is comprised of industry leaders in the fields of biology, data analytics, and drug development, as well as scientific experts in chronic inflammatory diseases, including IBD. We are led by Marc de Garidel, our Chief Executive Officer, who has more than 40 years of experience in the pharmaceutical and biotechnology sector. Collectively, our team has decades of experience and a proven track record of advancing compounds into and through clinical development and commercialization, including at the following organizations: Amgen, Arena Pharmaceuticals, AstraZeneca, BioNTech, Boehringer Ingelheim, Eli Lilly, Genentech/Roche, Guerbet, Ipsen Pharmaceuticals, J&J, Pfizer, Sanofi, Sanofi-Pasteur and Shire/Takeda.

Our Pipeline

Our lead drug candidate, obefazimod, is in clinical development for the treatment of moderately to severely active UC. We are continuing to develop obefazimod for the treatment of CD and we are evaluating additional potential inflammatory indications to pursue, subject to the availability of necessary resources and funding. In parallel, we are in the process of generating follow-on compounds based on the miR-124 platform.

The chart below sets forth details relating to the current stages of development of our lead drug candidate:

IBD Overview and Limitations of Existing Treatments

IBD, such as UC and CD, is a chronic life-long immune-mediated inflammatory condition of the GI tract with many contributing factors, including genetic, environmental and immunologic. UC and CD are the two most common forms of IBD and are characterized by dysregulation of lymphocytes contributing to inflammation. Both UC and CD are chronic, relapsing, remitting, inflammatory conditions of the GI tract that begin most commonly during adolescence and young adulthood. UC involves the innermost lining of the large intestine, and symptoms include abdominal pain and diarrhea, frequently with blood and mucus. CD can affect the entire thickness of the bowel wall and all parts of the GI tract from mouth to anus. CD symptoms include abdominal pain, diarrhea and other more systemic symptoms, such as weight loss, nutritional deficiencies and fever.

IBD, as of 2022, affected approximately 1.5 million patients in the United States alone. As of 2022, the prevalence of UC and CD in the United States were estimated at approximately 0.9 million and 0.6 million patients, respectively. The prevalence of IBD in the EU4 and the United Kingdom is estimated at 1.2 million with approximately 0.7 million patients with UC and 0.5 million patients with CD. As of 2022, an aggregate of approximately 2.9 million patients across the United States, EU4, the United Kingdom and Japan suffered from IBD.

One of the primary goals of IBD therapy is to achieve durable clinical remission while simultaneously taking into consideration a patient’s quality of life and concerns regarding potential side effects. Despite a number of different therapies approved for UC and CD, the vast majority of these therapies require chronic administration via injections or intravenous infusions, and may come with serious and concerning warnings, including, but not limited to, risks of serious infections leading to hospitalizations or death and increased risks of various malignancies. A vast majority of IBD patients do not achieve clinical remission with existing therapies, and a significant number of patients will lose response over time, especially those patients on TNF-a inhibitor therapy where anti-drug antibodies are very common. Further, despite the increased number of biosimilars, such as TNF-a inhibitor therapies, becoming available for the treatment of IBD, biosimilars unfortunately do not alleviate any of the potential side effect concerns that often cause patients to delay, or avoid altogether, stepping up to more advanced therapies. In addition, although a small number of oral therapies have more recently been approved for the treatment of IBD, these therapies also come with concerning potential side effects, which can also discourage patients from initiating treatment with advanced therapies. Therefore, there continues to be significant unmet need for novel oral therapies with durable efficacy, improved safety profiles and minimal preinitiation requirements for patients with moderately to severely active IBD. Moreover, we believe the IBD market has significant growth potential driven by growing diagnosis of these diseases and increased penetration of oral treatments with improved benefit/risk profiles.

In 2022, pharmaceutical sales in IBD were $16.3 billion in the United States and $7.4 billion in the rest of the world, totaling $23.7 billion worldwide. Pharmaceutical sales in IBD are estimated to be $17.5 billion and

$26.8 billion in the United States and worldwide, respectively, in 2028. Worldwide sales in the UC market were $7.4 billion in 2022 and are estimated to be $10.2 billion in 2028, while in the CD market worldwide sales reached $16.3 billion in 2022 and are estimated to be $16.6 billion in 2028. We believe the IBD market has significant growth potential driven by growing diagnosis of these diseases and increased penetration of oral treatments with improved benefit/risk profiles. We believe the potential for oral agents to gain significant market share is supported by physician and patient preference for the convenience of oral administration over injectable agents, increasing demand for therapies with long-term efficacy profiles, and the opportunity for potent and well-tolerated oral agents to expand the overall segment of the moderately to severely active UC population undergoing treatment.

Medical treatment of IBD is typically divided into two types of therapy: induction and maintenance. Induction therapy is used to reduce inflammation quickly (in three months or less) and maintenance therapy is used to sustain that reduction. Patients with IBD are classified by the activity of their disease as either mild to moderately active or moderately to severely active based on the level of symptoms experienced, inflammatory biomarkers and severity of disease on endoscopy. The current standard of care for the treatment of patients with moderately to severely active IBD is to reduce inflammation with anti-inflammatory agents. Patients with mild to moderately active IBD are treated with so-called “conventional therapies” which are anti-inflammatory treatments that include: aminosalicylates (e.g., 5-ASAs), immunosuppressants or immunomodulators (e.g., 6-mercaptopurine, methotrexate and azathioprine) and corticosteroids.

Despite the widespread use of conventional therapies to treat mild to moderately active IBD, due to the progressive and lifelong nature of both UC and CD, for many patients the severity of their disease progresses in activity and are considered moderately to severely active. This requires patients and their physicians to consider using more targeted therapies typically termed “advanced therapies.” The majority of advanced therapies require chronic parenteral administration including TNF-a inhibitors (e.g., infliximab, adalimumab and golimumab), Interleukin (“IL”)-12/23 inhibitor (ustekinumab), anti-integrin antibodies (vedolizumab), or IL-23 inhibitors (mirikizumab). There are also two classes of oral treatments including JAK inhibitors (e.g., tofacitinib, filgotinib and upadacitinib) and sphingosine-1-phosphate (“S1P”) receptor agonists (ozanimod). Although these therapies have demonstrated efficacy in UC and/or CD, the majority of IBD patients do not achieve clinical remission, and a significant number of patients lose response over time, especially those treated with TNF-a inhibitor therapies where anti-drug antibodies are common. Due to mechanisms of action that are poorly understood, with each line of advanced therapy that is exhausted, patients become less likely to respond to the next advanced therapy utilized in the sequence of care.

Each of the advanced therapy classes are associated with notable side effect and safety tradeoffs that must be considered before initiating treatment. For instance:

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TNF-a inhibitors: Boxed warnings for increased risk of serious infections leading to hospitalizations or death and various forms of malignancies are noted in the United States prescribing information with similar warnings in the European Medicines Agency (“EMA”) summary of product characteristics (“SmPCs”).

•	IL-12/23 inhibitors: Warnings in label for serious infections, tuberculosis, malignancies and posterior reversible encephalopathy syndrome (PRES).

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Anti-integrin antibodies: Warnings in label for potential risk of Progressive Multifocal Leukoencephalopathy (“PML”), gut specificity of vedolizumab may be connected with exacerbating or causing extraintestinal manifestations.

•	IL-23 inhibitors: Warnings in the EU for severe infections and risk of hepatic enzyme elevations (mirikizumab not approved in the United States).

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JAK inhibitors: Boxed warnings for increased risk of serious infections leading to hospitalization or death, higher rates of all-cause mortality, malignancies, cardiovascular death, myocardial infarction, stroke and thrombosis appear in the United States prescribing information with similar warnings in the EU.

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S1P receptor agonists: Warnings in label for infections, bradyarrhythmia and atrioventricular conduction delays, liver injury and macular edema. These warnings result in multiple preinitiation requirements prior to initiating therapy. Risk of PML also exists.

Patients and physicians must take into consideration the lifelong burden of chronic parenteral administration for injectable agents and the potential safety warnings for all therapies when deciding which treatment, if any, to initiate.

The following chart depicts the current IBD treatment landscape:

*	Not approved in CD

The following chart illustrates market share of existing therapies in the UC market in the United States for 2022:

For patients who do not or no longer respond to treatment, or experience complications, surgical treatment may be necessary. Approximately 50% to 80% of CD patients and 10% to 30% of UC patients require surgery over their lifetime. In light of the above, we believe that there is significant unmet medical need in the UC treatment paradigm due to imperfect existing therapies with unfavorable clinical characteristics and limited efficacy that frequently wanes over time. A general patient preference for oral agents over injectables suggests a potential untapped market opportunity available for efficacious, well-tolerated oral therapies.

Our Strengths

We believe the following strengths will allow us to advance our proprietary drug candidates through clinical trials, while building upon our advanced position in the development of therapeutics for IBD and other chronic inflammatory diseases:

•	Our focus on indications of high unmet need and substantial commercial potential, with an initial focus on IBD.

We focus on indications where existing treatments have left patients with significant unmet needs, and where we believe our investigational agents have the potential to be meaningfully differentiated from currently available therapies. The indications we target have substantial populations and represent large commercial opportunities, pending regulatory approvals and successful commercialization. Our initial focus is on IBD, chronic conditions involving inflammation of the GI tract, of which the two most common forms are UC and CD.

We believe the IBD market has significant growth potential driven by growing diagnosis of these diseases and increased penetration of oral treatments with improved benefit/risk profiles. We believe the need for differentiated treatment options is high, in particular for patients with moderate and severe forms of IBD, for whom available therapies often have limited efficacy and durability while carrying significant safety and tolerability challenges.

•	We believe we are market leaders in leveraging micro-RNA biology to target inflammation.

We believe our lead drug candidate, obefazimod, is differentiated from competing approaches for the treatment of IBD via its unique mechanism of action. Obefazimod is designed to specifically induce the expression of a single micro-RNA, miR-124, which plays a critical role in the regulation of the immune response. In the context of inflammation, miR-124 modulates the immune response, controlling progression of inflammation and restoring homeostasis of the immune system, without causing broader immunosuppression. In contrast to currently available advanced therapies, prescribed post-conventional therapies, some of which target only a single cytokine or pathway, miR-124 modulates the expression of several key cytokines and pathways resulting in regulation of the inflammatory process. Modulating multiple inflammatory pathways simultaneously may result in more durable efficacy over the long-term, which is critical in lifelong conditions such as IBD, potentially differentiating obefazimod from currently available IBD treatments.

•	Robust data generated from our Phase 2 clinical trials of obefazimod for the treatment of moderately to severely active UC.

In our Phase 2 clinical trials for the treatment of moderately to severely active UC, consistent with the pharmacological effects observed in our preclinical studies, obefazimod demonstrated an onset of symptom relief by day 8 of dosing, with meaningful reductions in rectal bleeding and stool frequency scores. In our induction Phase 2b clinical trial, which included 252 patients, obefazimod met the primary endpoint of a statistically significant reduction in Modified Mayo Score, a measure of disease activity, as well as secondary endpoints of clinical remission, endoscopic improvement, clinical response, and reduction of fecal calprotectin, as compared to placebo. In addition, we observed high rates of sustained and newly achieved clinical remission in the subsequent open-label maintenance extension trial of up to two years of treatment, of which approximately 45% of patients were previously exposed to biologics or JAK inhibitors. The majority of patients previously exposed to advanced therapy prior to enrollment were highly refractory.

•	Our lead drug candidate, obefazimod, has been well-tolerated in our clinical trials to date.

Obefazimod’s tolerability profile indicates potentially important clinical differentiation. Many existing therapies for IBD have been limited by safety and tolerability concerns, including increased risks of serious infections or various malignancies, sometimes requiring warning labels. By contrast, as of November 30, 2022 (the last safety data cut-off date), the tolerability profile of obefazimod is supported by more than 1,074 patients and volunteers that had been treated with obefazimod, of which 209 patients were treated with 50 mg obefazimod for one year or more with no change in the observed tolerability profile. In addition, to date, the entire obefazimod safety database presents no death or malignancies and no reported clinically significant changes in laboratory parameters, such as liver function, hemoglobin levels and white blood cell counts. The most common treatment emergent adverse event (“TEAE”) reported has been mild to moderate headache, which has been transient and manageable with or without over-the-counter medications. Furthermore, at present, no increased rate of opportunistic infections or malignancies compared with placebo have been observed across all clinical trials. We conduct an annual analysis of clinical safety data from our ongoing clinical trials using an annual cut-off date of November 30 with the intention to provide additional safety data in January of the following year.

•	Compelling and differentiating clinical characteristics position obefazimod as a potential early-line therapy for moderately to severely active UC.

Therapies currently available to patients with UC in the first-line setting are limited to older, broad immunosuppressive agents with safety, tolerability, and efficacy challenges. Advanced therapies, which include biologic agents such as TNF-a inhibitors, IL-12/23 inhibitors or IL-23 inhibitors, carry significant safety and tolerability challenges and their administration, as injectable agents, is not convenient to patients. Newer oral molecules, such as JAK inhibitors and S1P receptor agonists, while addressing convenient route of administration for patients, also present safety and tolerability challenges. Comparatively, obefazimod is being developed as a once-daily, oral medication which, combined with its observed tolerability to date, would represent a meaningfully differentiated clinical profile from existing therapies. We believe this may position obefazimod as an early-line, or first-line after failure of conventional therapies, treatment choice for both prescribers and patients, if approved.

•	Our experienced team is comprised of global industry leaders in the development of therapeutics for chronic inflammatory diseases.

We believe that the breadth of experience and accomplishments of our management team, board of directors and scientific advisory board, combined with our broad network of established relationships with leaders in the industry and medical community, provide us with fresh insights into drug development and commercialization, and have allowed us to bring together top researchers to build interdisciplinary research and development teams. We are led by Marc de Garidel, our Chief Executive Officer, who has more than 40 years of experience in the pharmaceutical and biotechnology sector and successfully led the sales of CinCor Pharma to AstraZeneca in 2023 and Corvidia Therapeutics to Novo Nordisk in 2020. Collectively, our team has decades of experience and a proven track record of advancing compounds into and through clinical development and commercialization, including at the following organizations: Amgen, Arena Pharmaceuticals, AstraZeneca, BioNTech, Boehringer Ingelheim, Eli Lilly, Genentech/Roche, Guerbet, Ipsen Pharmaceuticals, J&J, Pfizer, Sanofi, Sanofi-Pasteur and Shire/Takeda.

Our Strategy

Our primary goal is to develop and commercialize obefazimod for the treatment of inflammatory diseases, starting with moderately to severely active UC. We have already generated compelling data in moderately to severely active UC from our Phase 2a and 2b clinical trials, which we believe provides us with potential readthrough into broader set of inflammatory diseases. We focus on indications with high unmet needs with substantial commercial potential. To achieve our goal, we are pursuing the following key elements of our strategy:

•	Advance obefazimod through pivotal clinical trials and establish obefazimod as a new treatment for moderately to severely active UC.

Currently available first-line advanced therapies have limited efficacy and durability, carry significant safety and tolerability challenges, and most of them are injectable biologics. We believe the potential for oral agents to gain significant market share is supported by physician and patient preference for the convenience of oral administration over injectable agents, increasing demand for therapies with long-term efficacy profiles, and the opportunity for potent and well-tolerated oral agents to expand the overall segment of the moderately to severely active UC population undergoing treatment.

We believe that the strength of the data we have generated in our Phase 2 clinical trials, specifically its potential to demonstrate rapid onset of action, durable efficacy and tolerability, uniquely position obefazimod as a potential leader in moderately to severely active UC. We believe our data, if supported by the results of our Phase 3 clinical trials, well-positions obefazimod as a potential early-line, or first-line after failure of conventional therapies, treatment choice for UC, if approved. In addition, we believe that obefazimod’s clinical profile observed to-date lends itself to potential combinations with existing or new therapies which we may explore.

•	Expand the IBD opportunity for obefazimod to include patients with CD.

CD causes long-lasting inflammation and ulcers in the digestive tract, with fibrosis and stricturing, playing a key role in disease progression. It differs from UC in that it affects the entire thickness of the bowel wall and all parts of the digestive tract from mouth to anus. However, CD shares many of the underlying pathophysiological processes and clinical manifestations of UC, and, as a result, the current treatment paradigm of CD is similar to UC, as described further below. Based on the positive clinical data generated in our UC trials, preclinical studies in dextran sulfate sodium model which provide support for pursuing further development in CD, and underlying biological and mechanistic rationale, we plan to initiate a Phase 2a clinical trial in patients with CD to potentially demonstrate outcomes consistent with those observed in our Phase 2 clinical trials for moderately to severely active UC.

•	Optimize value of miR-124 modulation platform to expand our pipeline of novel therapeutics for the treatment of IBD and other inflammatory indications.

We are currently prioritizing development of IBD treatments including for moderately to severely active UC and CD, but are evaluating other additional indications that have similar immunologic characteristics. Since obefazimod’s upregulation of miR-124 exerts anti-inflammatory effects via modulating translation of pro-inflammatory cytokines and chemokines, we believe obefazimod may have a role in other indications which may benefit from therapeutic intervention by such an approach. Our strategy is to conduct proof-of-concept studies with obefazimod to show that miR-124 upregulation demonstrates disease-modifying effects in other inflammatory conditions where there is unmet medical need, similar to our Phase 2a clinical trial in patients with rheumatoid arthritis (“RA”), where we saw encouraging proof-of-concept data supporting obefazimod’s potential role in addressing inflammatory conditions beyond IBD, to fully explore its potential.

•	Opportunistically evaluate strategic partnerships to maximize the value of obefazimod and our therapeutic pipeline.

We have discovered and are developing obefazimod as an innovative medicinal product and we currently hold its worldwide rights. We intend to retain worldwide development and commercialization rights for obefazimod. For certain geographies, we may opportunistically enter into strategic partnerships to accelerate development activities in order to realize the commercial potential of obefazimod as well as other assets in our pipeline. In connection with any potential strategic partnership, we plan to pursue and receive upfront funding, milestone payments and future royalties for these agreements.

Our Team

Our team is comprised of industry leaders in the fields of biology, data analytics, and drug development, as well as scientific experts in chronic inflammatory diseases including IBD, with 34 full-time employees as of June 30, 2023. Collectively, our team has decades of experience and a proven track record of advancing compounds into and through clinical development and commercialization.

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Marc de Garidel, our Chief Executive Officer, has more than 40 years of experience in the pharmaceutical and biotechnology sector, including 12 years of experience as Chief Executive Officer of pharmaceutical and biotechnology companies. Between July 2021 and April 2023, he served as Chief Executive Officer of CinCor Pharma and led its successful sale for up to $1.8 billion, subject to the achievement of certain milestones, to AstraZeneca in February 2023. From April 2018 until August 2020, he was Chief Executive Officer of Corvidia Therapeutics and led its sale to Novo Nordisk for $2.1 billion in total consideration.

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Didier Blondel, our Chief Financial Officer and Board Secretary, was previously Chief Financial Officer at Sanofi Pasteur MSD, a Lyon-based joint venture between Sanofi and Merck. Over the past 20 years, he has held a wide variety of senior finance positions at Sanofi in both Commercial Operations and Research and Development, including as Global Research and Development Chief Financial Officer.

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Sheldon Sloan, MD, M Bioethics, our Chief Medical Officer, has over 30 years of experience in academia and the biopharmaceutical industry, with an extensive track record in the field of gastroenterology and IBD. Prior to joining us, Dr. Sloan worked for Arena Pharmaceuticals and, after its acquisition, for Pfizer, where he was Program Lead for Etrasimod. Before joining Arena Pharmaceuticals, he held different leadership positions at Johnson and Johnson in Medical Affairs, Research and Development, and Science Policy, including Global Medical Affairs Leader for IBD, leading the global launch strategy and execution for CD and UC for Stelara.

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Michael Ferguson, MBA, our Chief Commercial Officer, has over 22 years of experience in the biopharmaceutical industry, with an extensive track record in the field of gastroenterology and IBD. He has spent the last 16 years of his career in large pharmaceutical and biotech companies, including 13 years in leading commercial positions at Shire/Takeda, followed by Arena Pharmaceuticals, where he served as Vice President Global Commercial Marketing and Planning and specifically as Global Commercial Lead for Etrasimod across all GI Indications.

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Pierre Courteille, Pharmacist, MBA, our Chief Business Officer, has more than 25 years of experience in marketing, sales and business development within the pharmaceutical industry. He has extensive commercial launch and marketing experience from prior roles as Senior Vice President of Sales and Marketing for Guerbet and Chief Executive Officer of MEDEX, a medical device company owned by Guerbet, and Marketing Manager at Sanofi Pasteur Japan’s joint-venture with Daiichi Sankyo.

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Our management team also consists of other top industry veterans such as Paul Gineste, PharmD, our VP of Clinical Operations and formerly International Clinical Trials Manager at Boehringer Ingelheim; Didier Scherrer, Ph.D., our VP of Research and Development and formerly CEO & Scientific Director at Splicos; Jérôme Denis, Ph.D., our VP of Process Development & Manufacturing and formerly Executive Head of Development & Associate Director of Vaccine Development at Imaxio; and Mary Mantock, MSc, our VP of Regulatory Affairs and formerly Executive Director, RA, Global Development for immune-oncology at Astellas.

Our board of directors is led by our Chairman and Chief Executive Officer, Marc de Garidel. Additional board members include: Corinna zur Bonsen-Thomas, Co-founder and Chief Executive Officer of RetInSight and former General Counsel at Baxter International; Carol Brosgart, MD, Clinical Professor of Medicine,

Epidemiology and Biostatistics at the University of California, San Francisco; Kinam Hong MD, MBA, CFA, Partner at the Crossover Fund of Sofinnova; Troy Ignelzi, CFO of Karuna Therapeutics; June Lee, MD, Venture Partner at 5AM Ventures; Antonino Ligresti MD, representing Santé Holdings SRL, and former President of Générale de Santé; and Philippe Pouletty, MD, our founder and Managing Partner at Truffle Capital, representing Truffle Capital.

Our Programs

Our lead drug candidate, obefazimod, is in clinical development for the treatment of moderately to severely active UC. We are continuing to develop obefazimod for the treatment of CD and we are evaluating additional potential inflammatory indications to pursue, subject to the availability of necessary resources and funding. In parallel, we are in the process of generating follow-on compounds based on the miR-124 platform.

The chart below sets forth details relating to the current stages of development of our lead drug candidate:

Our Lead Drug Candidate for the Treatment of Inflammatory Diseases: Obefazimod

Obefazimod is an oral small molecule drug candidate in clinical development for the treatment of moderately to severely active UC. We believe that obefazimod is the only small molecule drug candidate in clinical development with a mechanism of action that is designed to specifically induce the expression of a single micro-RNA, miR-124, which plays a critical role in the regulation of the immune response.

In our induction Phase 2b clinical trial, which included 252 patients, obefazimod met the primary endpoint of a statistically significant reduction in Modified Mayo Score, a measure of disease activity, as well as secondary endpoints of clinical remission, endoscopic improvement, clinical response and the reduction of fecal calprotectin, as compared to placebo. We have observed an onset of symptom relief by day 8 of dosing, with meaningful reductions in rectal bleeding and stool frequency scores, consistent with the pharmacological effects observed in our preclinical studies, and high rates of sustained and newly achieved clinical remission in the subsequent open-label maintenance extension trial of up to two years of treatment, of which approximately 45% of patients were previously exposed to biologics or JAK inhibitors. In April 2023, we reported the results from the final analysis of our Phase 2b open-label maintenance trial, including 217 patients of which 164 patients (76%) completed the second year of once-daily oral treatment with 50 mg obefazimod. At the conclusion of the second year of treatment, 114 of the 217 patients enrolled (53%) achieved clinical remission and 158 patients (73%) achieved clinical response. Among the 98 bio-refractory patients, 66 patients (67%) had a clinical response, 38 patients (39%) were in clinical remission, 46 patients (47%) had an endoscopy improvement and 20 patients (20%) had an endoscopy remission at week 96. Among the 124 patients that achieved clinical response at the end of the 8 week induction period of the double-blind study, 74 patients (60%) achieved clinical remission, 95 patients (77%) had clinical response, 79 patients (64%) achieved endoscopic improvement and 52 patients (42%) achieved endoscopic remission at week 96.

Furthermore, obefazimod’s tolerability profile indicates potentially important clinical differentiation. As of November 30, 2022 (the last safety data cut-off date), 1,074 patients and volunteers had been treated with obefazimod, of which 209 patients were treated with 50 mg obefazimod for one year or more with no change in the observed tolerability profile underscored by 76% of patients that remained on therapy throughout the two-year open-label maintenance trial period. No new adverse safety signals were observed.

We initiated our pivotal Phase 3 clinical trials of obefazimod for the treatment of moderately to severely active UC in consultation with international regulators, including the U.S. Food and Drug Administration (the “FDA”), the EMA, the Pharmaceuticals and Medical Devices Agency (“PMDA”) and the China Center for Drug Evaluation (“CDE”). These pivotal Phase 3 clinical trials consist of two induction trials (ABTECT-1 and ABTECT-2) and one ABTECT maintenance trial in doses of 25 mg and 50 mg across 36 countries in North America, Latin America, Europe and Asia Pacific, involving 1,200 moderately to severely active UC patients in over 600 sites. Each of the trials will be randomized, double-blind and placebo-controlled, using independent and central review of video-taped endoscopies with the primary endpoint of clinical remission according to the Modified Mayo Score assessed at week 8 (induction) and at week 44 (maintenance), as recommended by the FDA. Enrollment of the first patient under this program occurred on October 11, 2022. Top-line data from the ABTECT-1 and ABTECT-2 induction trials is expected to be announced by the first quarter of 2025, and top-line data from the ABTECT maintenance trial is expected to be announced by the first quarter of 2026.

Currently, the obefazimod safety database is supported by more than 1,000 subjects treated with obefazimod across different indications, including UC patients, some of whom are in their fifth year of continuous daily dosing.

Summary of Obefazimod’s Mechanism of Action

We believe our lead drug candidate, obefazimod, is differentiated from competing approaches for the treatment of IBD via its unique mechanism of action. Obefazimod is designed to specifically induce the expression of a single micro-RNA, miR-124, which plays a critical role in the regulation of the immune response. In the context of inflammation, miR-124 modulates the immune response, controlling progression of inflammation and restoring homeostasis of the immune system, without causing broader immunosuppression. Once expressed, micro-RNA will bind to their specific mRNA targets and moderately reduce their translation into proteins. By binding to the cap binding complex, a complex playing a role in cellular RNA biogenesis, obefazimod is designed to specifically enhance the selective splicing of a single long non-coding RNA to generate the anti-inflammatory micro-RNA, miR-124, in immune cells. Importantly, obefazimod does not impact the splicing of cellular messenger RNA.

miR-124, a known anti-inflammatory micro-RNA, by targeting key inflammatory mRNA players such as STAT3 and MCP1, regulates inflammation by downregulating the translation of pro-inflammatory cytokines and chemokines, such as TNF-a, IL-6, MCP-1 and IL-17, as well as Th17+ cells, to control overactive immune stimulation seen in chronic inflammatory diseases. This downregulation thereby regulates the inflammatory process and suggests broad potential as a novel anti-inflammatory therapeutic agent.

Laboratory analysis of the Phase 2b clinical trial at week 8 showed a highly statistically significant upregulation of miR-124 in rectal tissue in all patients treated with obefazimod, compared to baseline. The median increases were 13-fold for the 25 mg group, 25-fold for the 50 mg group and 25-fold for the 100 mg group, while no upregulation was observed in the placebo group (1.02-fold increase), indicative of the positive pharmacological effect of obefazimod. Downstream effects of miR-124 upregulation have been demonstrated by the reduction in IL-17 and Il-23 levels in the blood and rectal biopsies of patients treated with obefazimod.

In contrast to currently available advanced therapies, prescribed post-conventional therapies, some of which target only a single cytokine or pathway, miR-124 modulates the expression of several key cytokines and pathways resulting in regulation of the inflammatory process. Modulating multiple inflammatory pathways simultaneously may result in more durable efficacy over the long-term, which is critical in lifelong conditions such as IBD, potentially differentiating obefazimod from currently available IBD treatments.

The following chart provides a schematic representation of obefazimod’s mechanism of action:

Obefazimod in UC

UC Overview

UC, one of the most common forms of IBD, is a chronic inflammatory disease of the large intestine or colon, that affects the lining of the colon and causes small sores or ulcers. UC is the result of several factors that are not yet well understood. Abnormal immune response, genetics, microbiome and environmental factors all contribute to UC. UC can occur at any age, though most people are diagnosed aged 20 to 30, and men and women are equally likely to be affected. UC can affect people of any racial or ethnic group. UC symptoms can vary, depending on the severity of inflammation and where it occurs. Signs and symptoms may include diarrhea, rectal bleeding, abdominal pain and cramping, weight loss, fatigue and fever, substantially impacting the quality of life of patients with this debilitating disease. There were an estimated 4.1 million prevalent cases of UC globally in 2022.

Existing Therapies and Their Limitations

The current UC treatment approach is influenced by multiple factors, including disease severity, previous response to treatment, side effects and co-morbidities. Both existing conventional therapies as well as advanced therapies, including approved products and drug candidates in development, face significant room for improvement in efficacy, safety and tolerability, and convenience from dosing and route of administration standpoints as discussed below.

Conventional Therapies for UC

Aminosalicylates (5-ASAs) are used as a first-line therapy in mildly to moderately active UC. Corticosteroids are used primarily during induction therapy and are effective for reducing symptoms, but do not address mucosal healing which limit their ability to modify and improve the underlying cause of disease. In addition, there are safety considerations with extended corticosteroid use, including lowered quality of life, bone loss, weight gain and cardiovascular complications. As a result, corticosteroids are used primarily as a bridge to manage symptoms until immunomodulators or biologic agents become effective and enable mucosal healing. Oral immunosuppressants (e.g. azathioprine, 6-mercatopurine and methotrexate) have not been effective as induction agents and are generally used for steroid-sparing or as an adjunctive therapy for reducing immunogenicity against biologic agents. Oral immunosuppressants are also associated with known toxicities such as drops in white blood cell counts and increased risk for infection.

Given the above insufficiencies of these conventional therapies, patients suffering from mild UC may evolve towards moderate and severe forms requiring the use of advanced therapies.

Advanced Therapies for UC

Advanced therapies for UC include biological agents as well as emerging oral molecules. Biological agents such as TNF-a inhibitors (including infliximab, adalimumab and golimumab), IL-12/23 inhibitors (such as ustekinumab) or IL-23 inhibitors, which specifically block certain inflammatory factors involved in UC. Biological agents also include gut-specific anti-integrin antibodies (such as vedolizumab and natalizumab). New oral molecules acting on certain pathways of the inflammation include JAK inhibitors (including tofacitinib and upadacitinib) – or, on the trafficking of inflammatory cells such as S1P receptor agonists (e.g., ozanimod).

However, these therapies often only have moderate efficacy that may wane over time, as patients stop responding or do not respond at all to these treatments and thus require new therapeutic management options. For patients who do not or no longer respond to treatment, or experience complications, surgical treatment may be necessary. Approximately 10% to 30% of UC patients require surgery over their lifetime.

In addition, while TNF-a inhibitors and JAK inhibitors and newer biological agents, including anti-integrin antibodies, IL-12/23 inhibitors and IL-23 inhibitors, have generally improved the care of moderate to severely active IBD (JAK inhibitors specifically in UC), these are all anti-inflammatory agents with safety and tolerability concerns. These include increased risks for cancers, infections and blood clots due to their systemic impact and resulting effects on the immune system outside of the GI tract. In addition, prolonged treatment with biological therapies can lead to anti-drug antibody development by patients’ immune systems which may lead to gradual waning of therapeutic efficacy and patients needing to switch to other biological agents. Furthermore, biological agents require injections or intravenous infusions, resulting in patient inconvenience and burden, which often negatively impacts patient compliance. Injections can also lead to injection-related events such as sciatica, neuralgia, neuropathic pain and peripheral neuropathy.

In September 2021, the FDA published strict warnings about increased risk of serious heart-related events, cancer, blood clots and death for JAK inhibitors that treat certain chronic inflammatory conditions (including UC). In January 2023, the EMA stated recommendations to minimize the risk of serious side effects with JAK inhibitors used to treat several chronic inflammatory disorders, noting that these side effects include cardiovascular conditions, blood clots, cancer and serious infections which were adopted by the European Commission in March 2023.

Recently, there have been efforts to develop drug candidates targeting novel mechanisms, such as S1P receptor agonists and TL1A inhibitors. S1P agonists, while offering convenient oral dosing, have not achieved meaningful commercial adoption. Ozanimod and other S1P agonists work by blocking capacity of lymphocytes to egress from lymph nodes, thereby reducing the number of lymphocytes in peripheral blood, which can lead to increased susceptibility to infections. Furthermore, Ozanimod, in its UC Study 1 which assessed efficacy during the induction period, achieved 18% clinical remission in all patients at week 10, with only 10% of patients with prior exposure to TNF-a inhibitors showing clinical remission. TL1A inhibitors have garnered interest from those seeking newer targets and agents with differentiated clinical profile. While Merck-Prometheus and Pfizer-Roivant have generated promising early Phase 2 data in both biologics-experienced and biologics-naïve patients, neither have initiated Phase 3 clinical trials and do not have long-term safety and efficacy data beyond 56 weeks.

In summary, we believe that there is significant unmet medical need in the UC treatment paradigm due to imperfect existing therapies with unfavorable clinical characteristics and limited efficacy that frequently wanes over time.

Obefazimod is being developed as a once-daily, oral medication which, combined with its observed tolerability to date, would represent a meaningfully differentiated clinical profile from existing therapies. We believe this may position obefazimod as an early-line, or first-line after failure of conventional therapies, treatment choice for both prescribers and patients, if approved.

Our Market Opportunity: UC

The estimated market opportunity for UC was approximately $7.4 billion in worldwide sales in 2022 and is expected to reach $10.2 billion in worldwide sales in 2028. In 2022, there were 4.1 million prevalent cases of UC worldwide. In the United States, EU4, the United Kingdom and Japan, there were 2.0 million prevalent cases of UC, of which 1.3 million of these cases in G7 countries were treated with 5-ASAs or advanced therapies. The UC market has significant growth potential driven by increasing incidence of the disease as well as the development of innovative oral therapeutics. We believe the potential for oral agents to gain significant market share is supported by physician and patient preference for the convenience of oral administration over injectable agents, increasing demand for therapies with long-term efficacy profiles and the opportunity for potent and well-tolerated oral agents to expand the overall segment of the moderately to severely active UC population undergoing treatment.

Clinical Trial Results of Obefazimod in Moderately to Severely Active UC

As of November 30, 2022 (the last safety data cut-off date), 1,074 patients and volunteers had been treated with obefazimod, of which 209 patients were treated with 50 mg obefazimod for one year or more with no change in the observed tolerability profile. At present, no increased rate of opportunistic infections or malignancies compared with placebo have been observed across all clinical trials. We are conducting Phase 3 clinical trials in moderately to severely active UC in the United States, Europe, Asia Pacific and Latin America.

Phase 2a Clinical Trial with Obefazimod for the Treatment of Moderately to Severely Active UC

The induction Phase 2a clinical trial was a randomized trial of an eight-week placebo-controlled, double-blind induction phase followed by an open-label long term extension trial. It was completed in September 2018. This proof-of-concept trial enrolled 32 adult patients who had been diagnosed with moderately to severely active UC for at least 12 weeks and who failed or were intolerant to conventional treatments (50%) or biologics (50%). Patients who completed the induction phase were eligible to continue in the open-label extension trial.

In the induction phase, patients were randomized two-to-one to a once-daily orally-administered 50 mg dose of obefazimod or placebo for eight weeks. In the long-term extension, all patients received a once-daily orally-administered 50 mg dose of obefazimod.

This double-blind, placebo-controlled trial, follows a standard study design in this indication for which a dose response as well as placebo effect can be frequently observed. The 50 mg daily dose was selected on the basis of the safety data accumulated for this dose.

The trial design of our Phase 2a clinical trial for obefazimod in patients with moderately to severely active UC is depicted below:

Overview of Primary Endpoints of Induction Phase 2a Clinical Trial with Obefazimod for the Treatment of UC

The primary endpoint in the induction Phase 2a clinical trial was safety, assessed as the rate of TEAEs. The primary endpoint in the induction phase, evaluation of safety and tolerability of obefazimod, was met. The most frequently reported adverse events reported in the 25 mg group were GI disorders, experienced by 19% of subjects in the obefazimod group and 16% of subjects in the placebo group and headaches (21% for 25 mg and 8% for placebo), which occurred early and were transient (lasting only a few days), mainly mild or moderate (grade 1 or 2) and manageable with or without over-the-counter medications. No serious adverse events related to treatment were observed.

The following table provides an overall summary of TEAEs by treatment group:

AE = adverse event; TEAE = treatment-emergent adverse event

Overview of Secondary Endpoints of Induction Phase 2a Clinical Trial with Obefazimod for the Treatment of UC

The following table depicts secondary efficacy endpoints of our Phase 2a clinical trial with obefazimod in moderately to severely active UC at week 8:

ITT = Intent-to-treat; PP = Per Protocol

The secondary endpoints in the induction Phase 2a clinical trial included the proportion of patients achieving clinical remission at week 8 as compared to placebo, change from baseline to week 8 in total Modified Mayo Score (which is based on stool frequency, rectal bleeding, physician global assessment and endoscopic subscore), rate of endoscopic improvement, clinical response rate, as well as miR-124 expression in the rectal tissue of the patients.

Overview of Additional Follow-Up Data from Long Term Extension Portion of Phase 2a Clinical Trial with Obefazimod for the Treatment of Moderately to Severely Active UC

For the long-term extension, the primary objective was long term safety of obefazimod. Additional efficacy endpoints included clinical and endoscopic rates of response and remission. Overall, 32 patients were enrolled in the induction phase, 23 patients were randomized to obefazimod, and nine patients were randomized to placebo.

Of the 29 patients who completed the induction phase (20 patients for obefazimod and nine patients for placebo), 22 patients continued their treatment into the long-term extension.

In October 2019, we announced the 12-month data from this Phase 2a proof-of-concept trial. This open-label maintenance trial was conducted in 22 patients, of which 19 completed the first year of treatment. At 12 months, an endoscopy was performed in 16 of the 19 patients to evaluate the rate of clinical remission, and 12 of the 16 evaluable patients (75%) were observed to achieve clinical remission. Obefazimod was also observed to maintain overexpression of miR-124 throughout the 12 months of the trial. At month 12, mean change in Mayo Score was observed at -2.6 points compared to the maintenance baseline. Median fecal calprotectin decreased from 153.1 μg/g (baseline) to 27.9 μg/g and 31.6 μg/g at week 52 and month 24, respectively.

The following table depicts secondary efficacy endpoints of our Phase 2a clinical trial with obefazimod in moderately to severely active UC at 24 and 48 months:

Phase 2b Clinical Trial with Obefazimod for the Treatment of UC

Overview of Induction Phase 2b Clinical Trial with Obefazimod for the Treatment of UC

The induction Phase 2b clinical trial for the treatment of moderately to severely active UC, was conducted in 252 patients enrolled at 130 trial sites across 15 European countries, Canada and the United States. It was completed in April 2021. The trial was a randomized, double-blind and placebo-controlled 16-week induction trial involving four treatment groups (receiving an oral once-daily 25 mg, 50 mg or 100 mg dose of obefazimod or placebo). Endoscopies were read centrally and blinded, by independent reviewers. Electronic patient diaries were used to enhance the reliability of the collection of stool frequency, rectal bleedings, and other patient reported outcomes- all efficacy endpoints were set according to FDA guidance.

The following chart depicts the design of our Phase 2b clinical trial with obefazimod in moderately to severely active UC:

Between August 13, 2019 and April 16, 2021, 252 patients were randomly allocated to obefazimod 100 mg (n=64), obefazimod 50 mg (n=63), obefazimod 25 mg (n=61), or placebo (n=64).

Baseline characteristics were well-balanced among the treatment groups, indicating a moderately to severely active UC population. At screening, 49% of patients had an inadequate response, loss of response, or intolerance to TNF-a inhibitors, vedolizumab, other biologics and/or JAK inhibitors treatments, while the other patients were refractory to conventional treatments only. Enrolled patients suffered from longstanding UC with an overall mean disease duration of 8.05 years and 71% of the patients had a severe disease profile (baseline Modified Mayo Score of 7 to 9 points).

The following table depicts the baseline characteristics of our Phase 2b clinical trial:

Overview of Primary Endpoints of Induction Phase 2b Clinical Trial with Obefazimod for the Treatment of UC

Modified Mayo Score: In the full analysis set (“FAS”), corresponding to an ITT analysis, the primary endpoint was met at week 8 (statistically significant reduction of Modified Mayo Score) with -2.9 (95% CI -3.4 to -2.5) for the obefazimod 100 mg group, -3.2 (-3.7 to -2.7) for the obefazimod 50 mg group, -3.1 (-3.6 to -2.6) for the obefazimod 25 mg group, and -1.9 (-2.4 to -1.5) for placebo group. The magnitude of the difference in Modified Mayo Score from baseline was significantly greater in all three obefazimod groups compared with placebo (p=0.0039 for obefazimod 100 mg vs placebo, p=0.0003 for obefazimod 50 mg vs placebo, and p=0.0010 for obefazimod 25 mg vs placebo).

Clinical Response, Clinical Remission and Endoscopic Improvement: Furthermore, rates of clinical response and clinical remission at week 8 in the FAS were higher in the three obefazimod dosage groups than with placebo. The subgroup of patients who were refractory to one or more second line therapies showed results that were consistent with the overall analysis for clinical response and clinical remission at week 8. Rates of endoscopic improvement at week 8 were also higher in the obefazimod dosage groups than in the placebo group in the FAS. Change in fecal calprotectin from baseline in the FAS was greater in all obefazimod groups than with placebo.

The following tables depict clinical outcomes at week 8 of double-blind treatment:

Modified Mayo Score (MMS) is the sum of assessment scores (0-3) of mucosal appearance at endoscopy, stool frequency and rectal bleeding. Clinical remission is defined as patient rate of MMS stool frequency subscore of ≤1; Clinical response is defined as patient rate of decrease from baseline in MMS ≥2 points and ≥30 percent from baseline, plus a decrease in rectal bleeding subscore ≥1 or an absolute rectal bleeding subscore ≤1; Endoscopic improvement is defined as patient rate of endoscopic subscore ≤1

*	P value is based on nonparametric ANCOVA using the ranked data.

Overview of Maintenance Phase 2b Clinical Trial with Obefazimod for the Treatment of UC

Of the 222 patients who completed the 16-week Phase 2b induction trial, 217 patients (98%) enrolled in the subsequent open-label maintenance trial to evaluate the induction Phase 2b clinical trial long-term safety and efficacy profile of obefazimod for up to two years, irrespective of treatments or treatment outcome during the induction phase. Of those patients who received a 50 mg once-daily oral dosing with obefazimod, 178 patients (82%) had a clinical response relative to induction baseline, of which 119 patients (55%) were in clinical remission, 133 patients (61%) had an endoscopic improvement, and 72 patients (33%) had an endoscopic remission.

Moreover, at week 48, 38 patients were in sustained clinical remission and 107 patients showed sustained clinical response. A total of 71 patients exhibited de novo clinical response and 81 patients exhibited de novo clinical remission. Among the 98 bio-refractory patients, 66 patients (67%) had a clinical response, 38 patients (39%) were in clinical remission, 46 patients (47%) had an endoscopy improvement and 20 patients (20%) had an endoscopy remission at week 96. These results demonstrate the long-term clinical response of obefazimod in patients who were refractory to conventional treatments, as well as patients who were previously exposed to biologics and/or JAK inhibitors treatment.

The following chart depicts clinical results of our long-term extension Phase 2b clinical trial at weeks 48 and 96:

Sustained clinical remission/response or endoscopic remission/improvement means a clinical remission or clinical response or endoscopic remission or endoscopic improvement in the subpopulation of patients with clinical remission or clinical response or endoscopic remission or endoscopic improvement at maintenance trial entry (i.e., at week 8 of induction trial).

De novo clinical remission/response or endoscopic remission/improvement means a clinical remission or clinical response or endoscopic remission or endoscopic improvement in the subpopulation of patients without clinical remission or clinical response or endoscopic remission or endoscopic improvement at maintenance trial entry (i.e. at week 8 of induction trial).

* For week 48, with respect to six subjects, endoscopic data were missing at week 8 of the induction trial and were not included in this analysis.

* For week 96, drop outs were considered as treatment failures in the intent-to-treat analysis (30 patients dropped out during the first year; six patients did not qualify for the second year of treatment due to non-response after the first year and 17 patients dropped out during the second year).

At week 96, of the patients who continued treatment with 50 mg once-daily oral obefazimod, 33 patients (67%) remained in clinical remission. Of the 168 patients who were not in clinical remission at the end of the induction phase, 81 patients (48%) exhibited de novo clinical remission. Furthermore, the clinical remission rate for patients who did not show at least a clinical response at the end of the 8-week induction phase was 43% (40 patients). Of the patients included in the maintenance trial, 164 patients (75%) completed two years of once-daily oral dosing with 50 mg obefazimod. 30 patients dropped out during the first year of treatment. Six patients did not qualify for the second year due to non-response after the first year of treatment, and 17 patients dropped out during the second year. These patients were all considered as treatment failures in the intent-to-treat analysis.

During the induction and the maintenance treatments of the Phase 2b clinical trial, the safety and tolerability profile observed was consistent with previous findings and no new adverse safety signals were observed.

As of November 30, 2022 (the last safety data cut-off date), 1,074 patients and volunteers had been treated with obefazimod, of which 209 patients were treated with 50 mg obefazimod for one year or more with no change in the observed tolerability profile. At present, no increased rate of opportunistic infections or malignancies compared with placebo have been observed across all clinical trials.

Phase 3 Clinical Trials and Regulatory Pathway in UC

We are working with IQVIA, a global premier contract research organization, to conduct the Phase 3 clinical trials with obefazimod in moderately to severely active UC, following consultations with regulatory agencies, including FDA, EMA, CDE and PMDA.

These pivotal Phase 3 clinical trials consist of two induction trials (ABTECT-1 and ABTECT-2) and the subsequent ABTECT maintenance trial investigating obefazimod at doses of 25 mg and 50 mg across 36 countries in North America, Latin America, Europe and Asia Pacific, involving 1,200 moderately to severely active UC patients in over 600 sites. Each of the trials will be randomized, double-blind and placebo-controlled, using independent and central review of the video-taped endoscopies with the primary endpoint of clinical remission according to the Modified Mayo Score assessed at week 8 (induction) and at week 44 (maintenance), as recommended by the FDA.

The Modified Mayo Score evaluates UC stage, based on three parameters: stool frequency, rectal bleeding, and endoscopic evaluation. Each parameter of the score ranges from zero (normal or inactive disease) to three (severe activity). The patient rates stool frequency score (“SFS”) and rectal bleeding score (“RBS”) daily. The endoscopy subscore is evaluated by a central reader (who is blinded to any clinical information about the patient) from an endoscopy that is performed at the trial site. The inclusion criteria based on FDA guidance for moderately to severely active UC is active disease defined by a Modified Mayo Score ≥ 5 with (RBS) ≥ 1 and endoscopy subscore of 2 or 3 (confirmed by central reader). The primary endpoint for induction and maintenance is clinical remission defined as SFS of 0 or 1 and no greater than baseline and RBS = 0 and endoscopy subscore of 0 or 1. At week 8, secondary endpoints include endoscopic improvement, clinical response symptomatic remission and histologic-endoscopic mucosal improvement (“HEMI”). At week 44, secondary endpoints include endoscopic improvement, symptomatic remission, corticosteroid-free clinical remission, sustained clinical remission, HEMI and endoscopic remission.

The following chart depicts the design of our Phase 3 clinical trial with obefazimod in moderately to severely active UC:

Enrollment of the first patient under this program in the United States occurred on October 11, 2022. Top-line data from the ABTECT-1 and ABTECT-2 induction trials is expected to be announced by the first quarter of 2025, and top-line data from the ABTECT maintenance trial is expected to be announced by the first quarter of 2026.

The following chart depicts our recently completed and expected upcoming milestones for our Phase 3 clinical trials of obefazimod for moderately to severely active UC:

Additional Clinical Trials Completed with Obefazimod

In addition, four Phase 1 clinical trials have recently been completed to assess the tolerability and safety profile of obefazimod: (i) a Phase 1 heart rhythm (QT interval) trial, for which we enrolled 120 healthy volunteers; (ii) a Phase 1 clinical trial of drug-drug interactions, for the purposes of providing further information on any possible interactions of obefazimod with other drugs, for which we enrolled 60 healthy volunteers; (iii) a Phase 1 absorption, distribution, metabolism and excretion trial for the purposes of generating additional data to further evaluate the safety profile of obefazimod, for which we enrolled 12 healthy volunteers; and (iv) a Phase 1 clinical trial conducted in Japanese subjects to further evaluate pharmacokinetics and tolerability of obefazimod in this population, for which we enrolled 48 healthy volunteers. The results of these Phase 1 clinical trials provide supportive data for our further clinical development and New Drug Application (“NDA”) submission. Furthermore, additional Phase 1 clinical trials to support NDA submission are planned. While we have decided not to pursue additional clinical work in RA at this point, we have completed a Phase 2a clinical trial in patients with RA, where we saw encouraging proof-of-concept data supporting obefazimod’s potential role in addressing inflammatory conditions beyond IBD.

Obefazimod in CD

CD Overview

CD is a chronic inflammatory condition that can affect the GI tract from mouth to anus but typically affects the colon and last section of the ileum (terminal ileum). Although considered in the same category of IBD as UC, the inflammation occurs across the bowel wall which leads to different complications including stricture and fistula formation. CD affects about 3.2 per 1,000 people in Europe, North America and the United Kingdom. Collectively, we estimate there are approximately 1.1 million CD patients in G7 countries. Of these patients, approximately 0.5 million patients (or approximately 56%) are estimated to be diagnosed with moderately to severely active CD, with approximately 0.6 million patients (or approximately 44%) diagnosed with mildly to moderately active CD. While this disease is diagnosed at any age, onset is more common among adolescents and young adults. Patients typically present with abdominal pain, diarrhea, fatigue and weight loss. In cases of bowel obstruction, patients will also experience bloating and vomiting. The likelihood of having surgery mostly due to bowel obstruction within the lifetime of a CD patient is approximately 80%. Besides bowel complications, patients can experience extra-intestinal manifestations (“EIMs”), which impact the skin, eye and joints primarily. The prevalence rate of EIMs is approximately 24% in all IBD patients, 27% in UC patients, but as high as 35% in CD patients.

Existing Therapies and Their Limitations

Similar to existing UC treatments, patients may receive oral immunosuppressants, such as azathioprine and methotrexate as well as short courses of corticosteroids. In cases of moderately to severely active CD, the options for advanced therapy include very commonly prescribed TNF-a inhibitors, anti-integrin antibodies, IL-12/23 inhibitors, IL-23 inhibitors and JAK inhibitors. Therapies such as TNF-a inhibitors, IL-12/23 inhibitors or IL-23 inhibitors are injectable agents, representing a significant commercial disadvantage due to patients’ and prescribers’ preference for the convenience of oral therapies. JAK inhibitors are often accompanied by safety warnings due to increased risk of adverse events such as infection, cancer or blood clots.

Induction remission rates for these existing therapies vary from 8% to 16% and maintenance remission rates often decrease over time. There remains unmet needs for more effective and durable therapy, including those with more convenient delivery methods (as there are no approved oral therapies for first-line use), durable efficacy, treatment of biologic failures, improved mucosal healing, improved treatment for fistulizing CD and improved corticosteroid free remission. We believe obefazimod’s differentiated clinical profile, including dosing as a once-daily, oral therapy as well as its demonstrated tolerability and durability to date, position it favorably as an early-line treatment option for patients and prescribers, if approved.

Our Market Opportunity: CD

The estimated market opportunity for CD was approximately $16.3 billion in worldwide sales in 2022 and is expected to reach $16.6 billion in worldwide sales in 2028. In 2022, approximately $11.4 billion of sales came from the United States and all moderately to severely active CD sales came exclusively from injectable products. Similar to the UC market, we believe oral agents represent a significant commercial opportunity, particularly if such therapeutics can provide long-term safety and efficacy profiles comparable to injectable agents.

Proposed Obefazimod CD Development Program

Due to the pathophysiological and clinical similarities of CD and UC, we plan to initiate a Phase 2a clinical trial in patients with CD to potentially demonstrate outcomes consistent with those observed in our Phase 2 clinical trials for moderately to severely active UC. We believe the preclinical and Phase 1 data generated in our UC clinical trials are sufficient for completion of these equivalent trials in CD. We intend to file an IND in the fourth quarter of 2023 and plan to initiate a Phase 2 clinical trial in patients with CD in the first quarter of 2024 with the objective to demonstrate clinical response and tolerability profile consistent with that already observed in our clinical trials for moderately to severely active UC. Based on the results from this Phase 2 clinical trial, we intend to proceed directly to a Phase 3 clinical trial.

Potential Combination Therapy for the Treatment of IBD with Obefazimod as the Cornerstone

Despite the development of various advanced targeted therapies for IBD over the past 20 years, a single agent with transformational efficacy remains elusive. Although cross-trial efficacy comparisons must be interpreted with caution, induction of clinical remission rates have currently reached a placebo-adjusted therapeutic ceiling up to 30%. Improved efficacy of combination therapy with thiopurines and TNF-a inhibitors has been well described (SONIC and UC-SUCCESS) but did not breach the aforementioned efficacy ceiling. Emerging data utilizing dual advanced targeted therapy affecting complementary mechanisms of action indicate a potential path to higher efficacy rates. The first trial utilizing this strategy (VEGA) randomized patients to three parallel treatment groups: (1) dual combination therapy with guselkumab (IL-23 inhibitor) plus golimumab (TNF-a inhibitor); (2) guselkumab alone; or (3) golimumab alone. At the end of the 12-week induction period, a greater proportion of patients randomized to dual combination therapy achieved clinical remission (approximately 47%) compared to either monotherapy treatment arms (guselkumab at approximately 25%; golimumab at approximately 24%). Importantly, adverse events, serious adverse events and infection rates were comparable among treatment groups.

We believe synergistic improvements that may be achieved with advanced combination therapy should be balanced with patient adherence to multiple biologic injections and safety considerations associated with immune suppression. Several of obefazimod’s attributes make it a potentially attractive candidate to pair with other advanced treatments. First, the oral route of administration is preferred by a majority of patients, potentially resulting in higher levels of medication adherence. Further, obefazimod’s proposed mechanism of action harnesses the body’s natural regulatory mechanisms to modulate the immune response in patients with chronic inflammatory diseases. The unique mechanism of action of obefazimod potentially lends itself as complementary to be combined with other oral agents with the potential of improving the induction and remission efficacy over monotherapy. We believe the current clinical results we have observed with obefazimod including a lack of signals for malignancy, opportunistic, or serious infection risk up to 96 weeks of treatment support development as an agent to be used in potential combination therapy.

Follow-On Compounds Program

Based on the mechanistic concept of obefazimod, a research and development program is currently ongoing to generate new potential drug candidates to strengthen our intellectual property portfolio on the miR-124 platform. The first follow-on drug candidate is expected to be selected and enter preclinical development in 2024.

Manufacturing and Supply

Obefazimod

Our lead compound, obefazimod, is manufactured using commercially available, widely used raw materials and common chemical engineering and synthetic processes. Obefazimod is formulated as an oral solid capsule. We have successfully scaled-up active pharmaceutical ingredients and drug product processes, and we have a large supply of active pharmaceutical ingredients and capsules available for clinical trials.

We outsource all manufacturing operations and rely on European third-party contract manufacturing organizations (“CMOs”) to supply clinical trials and finalize the development of obefazimod. These operations are designed to be in compliance with the standards imposed by Good Manufacturing Practice (“GMP”). We believe our outsourcing strategy and internal organization allow us to focus our resources on the development of different drug candidates and the management of third parties, without investing in expensive manufacturing facilities and equipment. All third parties are assessed under our quality system and agreements are in place to compel compliance and we maintain agreements with manufacturers which include confidentiality and intellectual property provisions to protect proprietary rights.

We are in the process of further optimizing and scaling up our supply chain for obefazimod to ensure capacity for our expected commercial supply, if the FDA or foreign regulatory authority approved.

Research and Development

Since our incorporation in 2013, the majority of our resources have been allocated to research and development activities. We are conducting development activities to expand the commercial potential of our drug candidates, in particular obefazimod. In the years ended December 31, 2021 and 2022, we incurred €47.8 million and €48.3 million, respectively, of research and development expenses, or 89.5% and 69.6% respectively, of our total operating expenses. Our research and development expenses consist primarily of the following items:

•	personnel expenses, including salaries, benefits, and share-based compensation expenses, for employees engaged in research and development activities;

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sub-contracting, collaboration and consultant expenses that primarily include the cost of third-party contractors such as CROs who conduct our preclinical studies and clinical trials, and research related to our proprietary platforms, as well as investigative sites and consultants that conduct our preclinical studies and clinical trials;

•	expenses incurred under agreements with CMOs, including manufacturing scale-up expenses and the cost of acquiring and manufacturing preclinical study and clinical trial materials;

•	expenses relating to preclinical studies and clinical trials;

•	expenses relating to regulatory affairs; and

•	expenses relating to the implementation of our quality assurance system.

For the year ended December 31, 2022, our total operating expenses were €69.4 million, as compared to €53.4 million for the year ended December 31, 2021, an increase of €16.1 million, or 30%. This increase was primarily due to an increase in goodwill impairment loss and in general and administrative expenses while research and development expenses remained at a consistent level.

Competition

We compete with companies that have drugs on the market or are developing drug candidates for chronic inflammatory disease. The biotechnology and pharmaceutical industries are highly competitive and subject to significant and rapid technological change, as researchers learn more about chronic inflammatory diseases and develop new technologies and treatments.

Significant competitive factors in our industry include: (i) product efficacy and safety; (ii) quality and breadth of an organization’s technology; (iii) skill of an organization’s employees and its ability to recruit and retain key employees; (iv) timing and scope of regulatory approvals; (v) government reimbursement rates for, and the average selling price of, pharmaceutical products; (vi) the availability of raw materials and qualified manufacturing capacity; (vii) manufacturing costs; intellectual property and patent rights and their protection; and (viii) sales and marketing capabilities. Given the intense competition in our industry, we cannot assure you that even if we are able to successfully develop any products, that they will have a higher benefit-risk profile or better cost effectiveness compared to products developed or introduced by our competitors. Our competitors in the chronic inflammatory disease field are primarily large pharmaceuticals companies including, but not limited to, AbbVie, Pfizer, Eli Lilly, Takeda and Johnson & Johnson. Several lines of research are being developed to improve the treatment of IBD. Many companies are working to develop new, more effective and better tolerated treatments with more practical formulations, especially small molecules administered orally, better accepted than monoclonal antibodies that require administration by injection or intravenous infusions.

The molecules in development have various mechanisms of action and are primarily: (i) TNF-a inhibitors; (ii) IL-12/23 inhibitors; (iii) anti-integrin anti-bodies; (iv) IL-23 inhibitors; (v) JAK inhibitors; (vi) S1P receptor agonists; or (vii) TL1A inhibitors.

In the TNF-a treatment class, Remicade® (Janssen) was first approved by the FDA in 1998. In 2012, the European Commission approved AbbVie’s Humira® for the treatment of pediatric patients aged six to 17 years with severe active CD who have an inadequate response, are intolerant or have contraindications to conventional therapy.

IL-12/23 inhibitors entered the UC market in 2019 as ustekinumab (Johnson & Johnson’s Stelara®). In 2021, AbbVie filed an authorization application with FDA and EMA for Risankizumab (Anti-IL-23—Skyrizi®) for the treatment of moderately to severely active CD and a Phase 3 clinical trial in patients with UC is underway.

Etrolizumab, a selective anti-alpha-4/beta-7 monoclonal antibody developed by Roche/Genentech, recently failed in Phase 3 for CD after failing in Phase 3 in UC in 2020. The anti-integrin class is currently represented by vedolizumab/Entyvio® and natalizumab/Tysabri®. We are also aware of Morphic Therapeutic’s MORF-057 and Protagonist Therapeutics/Johnson & Johnson’s PN-943 currently in development. The anti-integrin drugs work by preventing the leukocytes to move from the blood vessels to sites of inflammation. They block the action of integrin on the surface of circulating immune cells and endothelial cell adhesion molecules, thereby inhibiting the interactions between leukocytes and intestinal blood vessels. Natalizumab and vedolizumab block a4-integrin and a4ß7-integrin respectively. These drugs are injectable (Humanized mAb).

In 2021, Eli Lilly reported that mirikizumab (Anti-IL-23) generated data in a Phase 3 maintenance trial in patients with UC that led to the submission of an authorization request to regulatory agencies. Phase 3 clinical trials in CD are also underway with mirikizumab. All these drugs are injectable (Humanized mAb). IL-23 is a regulator of T-helper (Th)-17 cell. IL-23 prevents regulatory T-cell response in the intestine, and therefore increases inflammation in the gut. Anti-interleukins targeting the IL-23 have been shown to be effective for induction and maintenance of remission in patients with moderate-severe UC.

The JAK correspond to four intracellular tyrosine kinases: JAK1, JAK2, JAK3 and tyrosine kinase 2. Inhibition of the JAK-STAT signal channel makes it possible to block the production of pro-inflammatory cytokines, including TNF-a, to block other pathways of inflammation and to regulate innate and adaptive immunity. Thus, several cytokines and several inflammation pathways are blocked simultaneously, unlike TNF-a inhibitors, which only have a single target. In September 2021, FDA published a black box warning, requiring pharmaceutical companies to provide a warning for increased risk of serious cardiac events, cancer, blood clots and death linked to JAK inhibitor treatments used for the treatment of certain IBD, including UC. Consequently, these treatments are only accessible to patients who do not respond to any other available treatment and who have certain well-defined conditions. In the JAK inhibitor class, to our knowledge the following products are authorized or in advanced development:

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Pfizer’s tofacitinib (Xeljanz®) is a non-selective JAK inhibitor. It obtained marketing approval in UC in June 2018. In September 2021, the FDA concluded that there was a high risk of serious side effects following a randomized clinical trial conducted to assess the safety of tofacitinib. Consequently, the molecule will be used as a third line treatment in patients who meet specific criteria.

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Gilead and Galapagos’ filgotinib (Jyseleca®) is a selective JAK1 inhibitor. Since November 2021, filgotinib has been approved for the treatment of UC in the European Union (the “EU”). Authorization requests have also been submitted to the UK Medicines and Healthcare products Regulatory Agency (“MHRA”) and the Japanese PMDA for the treatment of moderately to severely active UC. A Phase 3 clinical trial in patients with CD is also underway.

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AbbVie’s upadacitinib (Rinvoq®), which is also a selective JAK1 inhibitor, was approved by the FDA in March 2022 for the treatment of moderately to severely active UC. EMA authorization for the treatment of moderately to severely active UC was granted in July 2022. A Phase 3 clinical trial in patients with CD is currently underway.

S1P receptor agonists allow sequestration of activated lymphocytes in lymph nodes and thus reduce their circulation in the GI tract. Ozanimod (Zeposia®) is a S1P receptor modulator that is selective for the S1P1 and S1P5 receptors. It was approved by the FDA and EMA for the treatment of moderately to severely active UC in 2021. Phase 3 clinical trials are currently being conducted to assess the efficacy of ozanimod in CD. Top-line results of a Phase 3 induction trial of ARENA Pharmaceuticals’ Etrasimod for the treatment of UC were announced in March 2022 and the primary endpoint, as well as the key secondary endpoints were reached; a Phase 2/3 clinical trial is currently being conducted in CD. In addition, in June 2023, Ventyx Biosciences announced completion of enrollment of its Phase 2 clinical trial of VTX002 in UC.

We are also aware of other types of treatments currently under various stages of development, such as NImmune Biopharma’s omilancor (a Lanthionine Synthetase C-Like 2 activator) as well as tyrosine kinase 2 inhibitors from Bristol Myers Squibb’s Sotyktu (deucravacitinib – approved in the EU) and Ventyx Biosciences’ VTX 958.

Furthermore, TL1A inhibitors have garnered interest from those seeking newer targets and agents with differentiated clinical profile. While PRA023 (Merck-Prometheus) and RVT-3101 (Pfizer-Roivant) have generated promising early Phase 2 data in both biologics-experienced and biologics-naïve patients, neither have initiated Phase 3 clinical trials and do not have long-term safety and efficacy data beyond 56 weeks.

Our competitors may also succeed in obtaining European Commission, FDA or other regulatory approvals for their drug candidates more rapidly than us, which could place us at a significant competitive disadvantage. Market acceptance of our drug candidates will depend on a number of factors, including: (i) potential advantages over existing or alternative therapies or tests; (ii) the actual or perceived safety of similar classes of products; (iii) the effectiveness of our sales, marketing, and distribution capabilities; and (iv) the scope of any approval provided by the FDA or foreign regulatory authorities.

We anticipate that we will face intense and increasing competition as new drugs and therapies enter the market and advanced technologies become available.

Government Regulation

Companies operating in the pharmaceutical industry are subject to increased scrutiny by the competent authorities and must deal with an ever-changing and increasingly restrictive legal and regulatory environment.

The development of drugs involves several stages: research and development, preclinical tests, clinical trials, authorization, manufacturing and commercialization.

All of these stages are subject to specific requirements that impose substantial and onerous constraints, compliance with which is ensured by various national, regional (in the EU, the EMA) or federal (in the United States, the FDA) authorities.

Failure to comply with these regulations may be subject to fines, to the suspension or withdrawal of the authorizations and certifications required to perform pharmaceutical activities, to the seizure or withdrawal of products from the market, or to partial or total suspension of their manufacturing. Regulatory authorities may also withdraw marketing authorizations (“MAs”) previously granted or reject MA applications (“MAAs”) and initiate legal proceedings, and their outcome remains uncertain.

Although the regulatory constraints may differ from a country to another, development of therapeutic products for human use must comply with requirements shared by all developed countries. The steps to be completed before obtaining an MA in the EU and in the United States are generally as follows:

•	conduct of preclinical laboratory tests and studies in animals, in accordance with Good Laboratory Practice (“GLP”);

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conduct of clinical trials in humans to demonstrate the safety and efficacy of the product for each considered indication, in accordance with Good Clinical Practice (“GCP”), if necessary after authorization by a competent authority and an ethics committee;

•	preparation and submission of an MAA to the competent authority, in order to market the product;

•	inspection by the competent authority of the manufacturing facilities in which the product and/or its ingredients are manufactured to assess compliance with Good Manufacturing Practices (“GMP”);

•	inspection by the competent authority of establishments distributing medicinal products in order to assess their compliance with Good Distribution Practice (“GDP”); and

•	if needed, commitment by the applicant to comply with post-MA requirements.

Due to these regulatory constraints, the development and approval process of a drug candidate for commercialization, which varies according to its nature, complexity and novelty, usually extends over several years.

EU Regulation

Preclinical Studies

Within all EU Member States, preclinical studies include laboratory evaluation of the composition, purity and stability of the active pharmaceutical ingredient and the formulated product, as well as studies to evaluate the tolerance (toxicological studies), activity and behavior of the product candidate in vitro and in animals (in vivo).

The conduct of preclinical studies is subject to legal and regulatory provisions. Non-clinical studies are performed to demonstrate the health or environmental safety of new chemical or biological substances. Non-clinical (pharmaco-toxicological) studies must be conducted in compliance with GLP, as set forth in EU Directive 2004/10/EC (unless otherwise justified for certain particular medicinal products – e.g., radio-pharmaceutical precursors for radio-labelling purposes). In particular, non-clinical studies, both in vitro and in vivo, must be planned, performed, monitored, recorded, reported and archived in accordance with the GLP principles, which define a set of rules and criteria for a quality system for the organizational process and the conditions for non-clinical studies. These GLP standards reflect the Organization for Economic Co-operation and Development requirements.

Preclinical studies are a prerequisite for the initiation of clinical trials in humans: all the results of these trials are submitted to the regulatory authorities at the same time as the application to initiate clinical trials. However, while preclinical tests must be performed prior to conducting clinical trials in humans, certain long-term preclinical tests, such as tests on reproductive toxicity and carcinogenicity, may continue after the submission of an application to initiate clinical trials.

Clinical Trials in Humans

The various phases of clinical trials in the EU are subject to significant regulatory controls. They must be conducted in accordance with EU and national regulations, the standards adopted by the International Conference on Harmonization (“ICH”) and GCP.

Directive no. 2001/20/EC on the conduct of clinical trials sought to harmonize the regulatory framework for clinical trials in the EU, setting out common rules for the monitoring and authorization of clinical trials in the EU. To reduce disparities between the transpositions by the Member States, Regulation 536/2014 on clinical trials on medicinal products for human use and repealing Directive 2001/20/EC, was adopted on April 16, 2014. This regulation aims to further harmonize and streamline the clinical trial authorization process, simplify adverse event reporting procedures, improve the supervision of clinical trials, and increase the transparency of clinical trials. This regulation became applicable on January 31, 2022. However, it provides for a three-year transition period (i.e., clinical trials for which an application was submitted in accordance with Directive no. 2001/20/EC before January 31, 2022, will continue to be subject to the Directive provisions for a period of three years). Furthermore, sponsors having submitted a clinical trial under the Directive until January 31, 2023 may remain governed by the Directive until January 31, 2025. By that date, all ongoing trials will become fully subject to the provisions of the Regulation 536/2014.

Under the clinical trials regulation, the sponsor may submit its application for a clinical trial authorization to one or several Member States, in which case the evaluation of Part I of the dossier (scientific part) is carried out according to a coordinated procedure. In this framework, the sponsor must submit a single application for authorization via the portal associated with the EU database (“CTIS”), comprising a common scientific part evaluated jointly by all the EU Member States in which the trial will be carried out (with one of the Member States concerned acting as rapporteur Member State) and a national part covering the ethical aspects of the trial, evaluated independently by each Member State.

The conclusion of the rapporteur Member State with regard to Part I of the assessment report is deemed to be the conclusion of all Member States concerned. However, the Member States concerned may disagree with this conclusion for a number of limited reasons, for example when they consider that participation in the clinical trial would lead to a subject receiving a treatment inferior to that of normal clinical practice on their territory. The Member State concerned may then refuse the clinical trial on its territory.

A “single” decision covering the conclusions of the Part I and Part II evaluations is issued by each of the Member States concerned and is notified to the sponsor on the dedicated European portal.

The sponsor of a clinical trial conducted in the EU notifies through the EudraVigilance database without delay and at the latest within the deadlines set by the clinical trials regulation, of all relevant information on suspected serious and unexpected adverse reactions to the investigational medicinal product. If the competent bodies concerned consider that the adverse effects outweigh the benefits for the participants, they may require the immediate suspension or early termination of the trial at any time.

In addition, the sponsor must submit through CTIS once a year, for the duration of the clinical trial, an Annual Safety Report (ASR) for each investigational drug used in the clinical trial.

Finally, the EU framework applicable to clinical trials has also been significantly strengthened with Regulation (EU) 2016/679 of the European Parliament and of the Council of April 27, 2016, on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, and repealing Directive 95/46/EC (General Data Protection Regulation, “GDPR”), which entered into force on May 25, 2018. This regulation has significantly increased EU citizens’ rights by giving them more control over their personal data. Thus, depending on the type of personal data processing carried out during clinical trials and the nature of such trials, it might be necessary to carry out formalities by the local Data Protection Authority, in addition to seeking formal informed consent which must be obtained from each clinical trial subject.

Responsibility of the Sponsor and Insurance Obligation of the Sponsor

In the EU, the sponsor shall indemnify the subject of the trial in case of damage arising as a consequence of the research, unless he proves that the damage does not result from his fault or the fault of any other person intervening in the trial. In the EU, Member States generally require a sponsor to have an insurance covering its civil liability and the liability of any person intervening in the research. In addition, any breach to the provisions concerning clinical trials may lead to significant administrative, criminal and/or reputational penalties.

Marketing Approval

Within the EU, marketing of medicinal products is governed by EU regulations (including but not limited to Directive 2001/83/EC and Regulation 726/2004/EU).

On April 26, 2023, the European Commission issued proposals for a revision of the current legal framework. Although the proposal is subject to adoption by EU institutions, which become effective upon adoption, this new framework, which in particular aims at granting timely access to patients for safe, effective and affordable medicines and at enhancing supply of medicines, may significantly amend general principles described above, notably timelines and market exclusivity periods.

In the EU, medicinal product candidates can only be commercialized after obtaining an MA. To obtain regulatory approval of a product candidate under EU regulatory systems, we must submit an MAA. The process for doing this depends, among other things, on the nature of the medicinal product. There are two types of MAs:

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“Centralized MAs” are granted by the European Commission through the centralized procedure based on the opinion of the Committee for Medicinal Products for Human Use (“CHMP”) of the EMA. The MA issued under this procedure is valid in all EU Member States.

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The centralized procedure is compulsory for some types of medicinal products such as biotechnology products, designated orphan medicinal products, products containing a new active substance indicated for the treatment of AIDS, cancer, neurodegenerative disorders, diabetes or autoimmune and viral diseases, advanced therapy medicinal products (such as gene therapy, somatic cell therapy and tissue engineered products). The centralized procedure is optional for products containing a new active substance that has not yet been authorized in the EU or for products which present a significant therapeutic, scientific or technical innovation or are of interest for the public health in the EU.

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“National MAs” are issued at a national level by the competent authorities of the concerned Member States. They are valid only on their territory. National MAs can be issued for products that do not fall within the mandatory scope of the centralized procedure. Medicinal products which have not received a national MA in any of the Member States, may be authorized through the decentralized procedure. This procedure enables the simultaneous issuance of national MAs in several EU countries. Under the decentralized procedure, an identical dossier is submitted to the competent authorities of each of the Member States in which an MA is sought. One of these Member States is designated by the applicant to act as the Reference Member State (“RMS”). The competent authority of the RMS drafts an assessment report and prepares an SmPC, a package leaflet and a draft labelling, which are sent to the other Member States involved in the procedure, known as the Concerned Member States (“CMS”), for approval. If the CMS do not raise any objections based on a potential serious risk to public health, regarding the assessment, the SmPC, the labelling or the packaging proposed by the RMS, a national MA is granted for the product in all Member States involved in the procedure (i.e., in the RMS and the CMS). Where a product has already been authorized for marketing in an EU Member State, this national MA can be recognized in another member state through the mutual recognition procedure. In this procedure, the Member State which issued the initial MA, known as the RMS, must prepare an assessment report on the medicinal product or update any existing report. This report is sent to the CMS, together with the approved SmPC and the labelling and package leaflet. Unless an objection based on a potential serious risk to public health is raised, the CMS issue(s) a national MA for the product, the terms of which are identical to the MA granted by the RMS.

Depending on the procedure used, the EMA or the national competent authority(ies) must, before granting a MA, make an assessment of the benefit/risk ratio of the product based on scientific criteria of quality, safety of use and efficacy. Under the centralized procedure the maximum timeframe for the evaluation of an MAA by the EMA is 210 days, excluding clock stops. In exceptional cases, the CHMP might perform an accelerated review of an MAA in no more than 150 days (not including clock stops). Innovative products that target an unmet medical need and are expected to be of major public health interest may be eligible for a number of expedited development and review programs, such as the Priority Medicines (“PRIME”) scheme, which provides incentives similar to the breakthrough therapy designation in the U.S. In March 2016, the EMA launched an initiative, the PRIME scheme, a voluntary scheme aimed at enhancing the EMA’s support for the development of medicines that target unmet medical needs. It is based on increased interaction and early dialogue with companies developing promising medicines, to optimize their product development plans and speed up their evaluation to help them reach patients earlier. Product developers that benefit from PRIME designation can expect to be eligible for accelerated assessment but this is not guaranteed. Many benefits accrue to sponsors of product candidates with PRIME designation, including but not limited to, early and proactive regulatory dialogue with the EMA, frequent discussions on clinical trial designs and other development program elements, and accelerated MAA assessment once a dossier has been submitted. Importantly, a dedicated contact and rapporteur from the CHMP is appointed early in the PRIME scheme facilitating increased understanding of the product at EMA’s committee level. An initial meeting initiates these relationships and includes a team of multidisciplinary experts at the EMA to provide guidance on the overall development and regulatory strategies.

Moreover, in the EU, a conditional MA may be granted by the European Commission for a period of one year and is renewable annually.

A conditional MA is granted in the absence of sufficient clinical data to obtain an ordinary MA if the following requirements are met: (i) the medicinal product is intended to treat, prevent or diagnose a fatal or seriously debilitating disease, (ii) it fulfils to an unmet medical need, (iii) its benefit/risk ratio is, on the basis of the available data, positive, (iv) it is likely that the applicant will be able to provide the required comprehensive post-MA clinical data and (v) in terms of public health, the benefits of the product’s immediate availability to patients outweigh the risks inherent to the lack of sufficient clinical data.

The granting of a conditional MA is accompanied by specific obligations, in particular relating to the completion of clinical trials, the performance of new studies and the collection of pharmacovigilance data in order to confirm the benefit/risk ratio of the product. Once the pending studies are provided, it can become a “standard” MA.

MAs may also be granted under exceptional circumstances to medicinal products for which a complete evaluation file cannot be provided when the product’s indication is too rarely encountered and reasonably prevents the provision of comprehensive evidence, when the current state of scientific knowledge prevents the provision of such data or when the collection of the necessary data would be unethical. This MA is close to the conditional MA as it is reserved to medicinal products to be approved for severe diseases or unmet medical needs and the applicant does not hold the complete data set legally required for the grant of a MA. However, unlike the conditional MA, the applicant does not have to provide the missing data and will never have to. Although the MA “under exceptional circumstances” is granted definitively, the risk-benefit balance of the medicinal product is reviewed annually and the MA is withdrawn in case the risk-benefit ratio is no longer favorable.

However, despite the granting of a MA, both the MA holder and the competent authorities may decide to withdraw (voluntarily or compulsorily) a product from the market or a MA, when it appears that the product presents more risks than benefits for the patients.

Data and Marketing Exclusivity

In the EU, new products authorized for marketing (i.e., reference products) generally receive eight years of data exclusivity and an additional two years of market exclusivity upon MA. If granted, the data exclusivity period prevents generic and biosimilar applicants from relying on the preclinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar MA in the EU during a period of eight years from the date on which the reference product was first authorized in the EU. The market exclusivity period prevents a successful generic or biosimilar applicant from commercializing its product in the EU until ten years have elapsed from the initial MA of the reference product in the EU. The overall ten-year market exclusivity period can be extended to a maximum of eleven years if, during the first eight years of those ten years, the MA holder obtains an authorization for one or more new therapeutic indications, which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. However, there is no guarantee that a product will be considered by the EU’s regulatory authorities to be a new chemical or biological entity, and products may not qualify for data exclusivity.

Pediatric Development

In the EU, MAAs for new medicinal products must include the results of studies conducted in the pediatric population, in compliance with a Pediatric Investigation Plan (“PIP”) agreed with the EMA’s Pediatric Committee (“PDCO”). The PIP sets out the timing and measures proposed to generate data to support a pediatric indication of the medicinal product for which MA is being sought. The PDCO can grant a deferral of the obligation to implement some or all of the measures of the PIP until there are sufficient data to demonstrate the efficacy and safety of the product in adults. Further, the obligation to provide pediatric clinical trial data can be waived by the PDCO when these data is not needed or appropriate because the product is likely to be ineffective or unsafe in children, the disease or condition for which the product is intended occurs only in adult populations, or when the product does not represent a significant therapeutic benefit over existing treatments for pediatric patients. Once the MA is obtained in all the EU member states and study results are included in the product information, even when negative, the product is eligible for six months’ supplementary protection certificate extension (if any is in effect at the time of approval) or, in the case of orphan pharmaceutical products, a two-year extension of the orphan market exclusivity is granted.

Manufacturing and Distribution-related Requirements

To ensure patients’ safety, the manufacturing, distribution and import of active pharmaceutical ingredients and finished products into the EU are also subject to extensive requirements and both MA holders and manufacturers of medicinal products are subject to comprehensive regulatory oversight by the EMA, the European Commission and/or the competent regulatory authorities of the Member States.

Medicines (including their active substances) must be manufactured in accordance with GMP requirements. These regulations govern manufacturing processes and procedures, and notably provide for requirements relating to the implementation of quality systems to control and ensure the quality of materials and products. Manufacturing activities must be performed only within companies holding valid licenses from the competent regulatory authorities of the Member States which is issued following an inspection of the concerned facilities. In addition, routine inspections are conducted on a regularly basis to ensure that compliance is maintained.

Distributors must also comply with very strict requirements, including good distribution practices (“GDP”). These regulations provide for strict requirements including the implementation of an effective quality system and adequate procedures to ensure the quality of the products all over the distribution chain and efficiently respond to claims, recalls, and risks of falsification, or the use of appropriate facilities, equipment and personnel. Similarly to manufacturing, distribution activities are subject to a prior approval from the competent regulatory authorities of the Member States which is issued following an inspection of the concerned facilities which aims at ensuring that the establishment complies with the applicable regulations. Routine inspections are also conducted on a regularly basis.

Finally, the import of active pharmaceutical ingredients and medicines into the EU must also be authorized in advance, in order to ensure that the products are manufactured and distributed in accordance with standards at least equivalent to those existing for the EU market.

Failure to comply with the above requirements may be sanctioned by the suspension or withdrawal of the manufacturing/distribution/import authorization, civil, criminal or administrative penalties, or the withdrawal of the concerned active ingredients and finished products from the market.

Post-Approval Requirements

Pharmacovigilance Requirements

The MA holder must establish and maintain a pharmacovigilance system and designate a Qualified Person Responsible for Pharmacovigilance (“QPPV”) who is responsible for the establishment and maintenance of that system, and oversees the safety profiles of medicinal products and any emerging safety concerns. The main obligations of the QPPV include prompt reporting of suspected serious adverse reactions and submission of periodic pharmacovigilance update reports (“PSURs”).

All new MAA must include a risk management plan (“RMP”) describing the risk management system that the company will put in place and setting out measures to prevent or minimize the risks associated with the medicinal product. The regulatory authorities may also issue an MA subject to the fulfillment of specific obligations. These risk reduction measures or post-authorization obligations may consist, in particular, of reinforced safety monitoring, more frequent submission of PSURs, the conduct of additional clinical trials or the performance of post- authorization safety studies.

Advertising Requirements

In the EU, the advertising and promotion of medicinal products is also subject to laws concerning promotion of medicinal products, interactions with physicians, misleading and comparative advertising and unfair commercial practices. The general principles applicable to the advertising of medicines, which is broadly defined as any form of door-to-door information, canvassing activity or inducement designed to promote the prescription, supply, sale or consumption of medicinal products, are established by EU directives.

Any advertising or promotion of a medicinal product must comply with its approved SmPC. Consequently, any promotion of off-label promotion is prohibited. Indeed, the advertising must encourage the rational use of medicines by presenting them objectively without exaggeration and thus, must not be misleading. Direct-to-consumer advertising of prescription medicines is also prohibited in the EU. Although general requirements for advertising and promotion of medicinal products are established under EU directives, the details are governed by regulations in each Member State and can differ from one country to another.

Depending on the Member States, advertising-related regulatory requirements may be sanctioned notably by fines, suspension or withdrawal of regulatory authorizations, medicinal products recalls, medicinal products seizures, operating restrictions and even criminal and/or civil prosecution and significant fines.

The aforementioned EU rules are generally applicable in the European Economic Area (“EEA”) which consists of the 27 EU member states plus Norway, Liechtenstein and Iceland.

Coverage and Reimbursement

In the EU, pricing and reimbursement systems widely vary from one country to another and remain exclusively the responsibility of the Member States.

Thus, Member States may restrict the range of medicines for which their national health insurance system provides reimbursement and to control the price of medicines for human use, provided that time limits for review of a reimbursement application provided in Directive 89/105/EEC of 21 December 1988 must be complied with.

Some Member States use a system of positive and negative lists, whereby medicines can only be marketed after a reimbursement price has been agreed. Others may require additional studies comparing the cost-effectiveness of a medicinal product to existing therapies in order to obtain approval for reimbursement or pricing. Finally, Member States can agree to a set price or, instead, allow companies to set their own prices while having their profits monitored and controlled (e.g., control of the quantity of prescriptions).

Over the last few years, many EU Member States have increased the amount of rebates applied to medicinal products, and these efforts may continue as Member States exercise greater control over their healthcare spending due to often large debts. The downward pressure on healthcare costs in general, including medicinal products subject to mandatory prescription, has become considerable. Changing political, economic and regulatory conditions can complicate price negotiations. This price negotiation can continue after reimbursement has been achieved and is generally subject to periodic reviews. Finally, reference prices used by various EU Member States and parallel trade (i.e., arbitrage by distributors between low and high price Member States) may also lead to further price reductions.

On December 13, 2021, Regulation No 2021/2282 on Health Technology Assessment (“HTA”) amending Directive 2011/24/EU, was adopted. While the Regulation entered into force in January 2022 it will only begin to apply from January 2025 onwards, with preparatory and implementation-related steps to take place in the interim. Once the Regulation becomes applicable, it will have a phased implementation depending on the concerned products. This regulation intends to boost cooperation among EU Member States in assessing health technologies, including new medicinal products, and providing the basis for cooperation at the EU level for joint clinical assessments in these areas. The regulation will permit EU Member States to use common HTA tools, methodologies, and procedures across the EU, working together in four main areas, including joint clinical assessment of the innovative health technologies with the most potential impact for patients, joint scientific consultations whereby developers can seek advice from HTA authorities, identification of emerging health technologies to identify promising technologies early, and continuing voluntary cooperation in other areas. Individual EU Member States will continue to be responsible for assessing non-clinical (e.g., economic, social, ethical) aspects of health technology, and making decisions on pricing and reimbursement.

Other Healthcare Laws

Relationships between the pharmaceutical industry and healthcare professionals are subject to national restrictions and regulations in order to avoid any incentive to prescribe drugs that is not justified by the patient’s state of health and profile.

For example, in France, relations between companies producing and/or marketing health products or providing services associated with these products, regardless of their nationality and/or the location of their registered office, and healthcare professionals practicing in France are governed by the “anti-gift” and “transparency” laws.

The purpose is to ensure that healthcare professionals, in their choice of a medicinal product, equipment or service, are guided solely by medical information and considerations.

By way of principle, under the French anti-gift law, persons providing health services, manufacturing or marketing healthcare products are prohibited from promising or offering advantages, in cash or in kind, either directly or indirectly, to healthcare professionals practicing in France, students intending to enter such professions or associations of these individuals, including learned societies and national professional councils.

The list of benefits that do that do not qualify as “advantages” under the anti-kickback regulation is very limited and includes, for example, benefits that relate to the exercise of the beneficiary’s profession and of negligible value, which may not exceed the amounts provided for by a Ministerial Order.

By way of exception, above-mentioned health stakeholders may provide advantages to the healthcare professionals/associations mentioned above, subject to the conclusion of a written agreement and to a prior declaration to or approval from the authority to which the concerned beneficiary belongs.

This exception is however limited to specific situations mainly including:

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The remuneration, compensation and expenses for research activities, research promotion, scientific evaluation, consultancy, provision of services or commercial promotion, provided that the remuneration is proportionate to the service provided and that the compensation or expenses do not exceed the costs actually incurred by the persons concerned;

•	Donations and gifts, in cash or in kind, exclusively intended to finance research activities, the promotion of research or scientific evaluation; or

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Hospitality offered during events of an exclusively professional or scientific nature, or during events promoting healthcare products or services, provided that this hospitality is of a reasonable level, strictly limited to the main purpose of the event and to healthcare professionals (excluding students);

When failing to comply with these regulations, in addition to a significant risk to their reputation, the companies and professionals concerned may be subject to significant criminal penalties and, in the case of the latter, disciplinary penalties.

The French transparency provision, for its part, provides citizens with access to certain information on a website so that they can more objectively assess the relationships between health actors (i.e., a broad list including healthcare professionals, associations of healthcare professionals, students, associations of users of the health system, health establishments, academic institutions, foundations, learned societies and societies or advisory bodies involved in the health product or health services sector, etc.) and companies producing or marketing health products or providing services associated with these products. Under the terms of this regulation, the companies concerned must disclose the main information relating to their relationships with healthcare professionals, such as compensation or benefits paid, and agreements entered into. Companies that knowingly fails to disclose such information may be subject to criminal penalties.

UK Regulation

Since the end of the Brexit transition period on January 1, 2021, Great Britain (“GB”) (England, Scotland and Wales) has not been directly subject to EU laws. However, under the terms of the Ireland/Northern Ireland Protocol, EU laws have generally applied to Northern Ireland. On February 27, 2023, the UK government and the European Commission reached a political agreement on the so-called “Windsor Framework” which is intended to revise the Ireland/Northern Ireland Protocol in order to address some of the perceived shortcomings in its operation. The agreement was adopted at the Withdrawal Agreement Joint Committee on March 24, 2023. If the changes are adopted in the form proposed, medicinal products to be placed on the market in the UK will be authorized solely in accordance with UK laws. Northern Ireland would be reintegrated back into a UK-only regulatory environment under the authority of the MHRA with respect to all medicinal products. The implementation of the Windsor Framework would occur in various stages, with new arrangements relating to the supply of medicines into Northern Ireland anticipated to take effect in 2025.

The EU laws that have been transposed into United Kingdom (“UK”) law through secondary legislation remain applicable in Great Britain. However, new EU legislation that was either adopted or entered into application after Brexit such as the EU CTR is not applicable in Great Britain. The UK regulatory framework in relation to clinical trials is derived from previously existing EU legislation (as implemented into UK law, through secondary legislation). On January 17, 2022, the UK MHRA launched an eight-week consultation on reframing the UK legislation for clinical trials. The consultation closed on March 14, 2022, and aims to streamline clinical trial approvals, enable innovation, enhance clinical trials transparency, enable greater risk proportionality and promote patient and public involvement in clinical trials. The outcome of the consultation is being closely watched and will determine whether the UK chooses to align with the (EU) CTR or diverge from it. Under the terms of the Ireland/Northern Ireland Protocol, provisions of the EU CTR which relate to the manufacture and import of investigational medicinal products and auxiliary medicinal products currently apply in Northern Ireland.

Since January 1, 2021, the MHRA has been the sole regulatory of medicines and medical devices in GB and for medicinal products that are not authorized through the centralized procedure in Northern Ireland. The MHRA has introduced changes to national licensing procedures, including procedures to prioritize access to new medicines that will benefit patients, including a 150-day assessment and a rolling review procedure. All existing EU MAs for centrally authorized products were automatically converted or grandfathered into UK MAs, effective in GB (only), free of charge on January 1, 2021, unless the MA holder opted-out. In order to use the centralized procedure to obtain an MA that will be valid throughout the EEA, companies must be established in the EEA. Therefore, since Brexit, companies established in the UK can no longer use the EU centralized procedure for authorization of medicinal products intended to be marketed in the UK. In order to obtain a UK MA to commercialize products in the UK, an applicant must be established in the UK and must follow one of the UK national authorization procedures or one of the remaining post-Brexit international cooperation procedures to obtain an MA to commercialize products in the UK. Until December 31, 2023, the MHRA may rely on a decision taken by the European Commission on the approval of a new (centralized procedure) MA when reviewing an application for authorization of a medicinal product to be supplied in GB. Depending on the nature and intended therapeutic purpose of the medicinal product, the MHRA may, alternatively, use its own decentralized or mutual recognition procedures which enable the MHRA to have regard to MAs approved in EU Member States, Iceland, Liechtenstein, Norway) when granting an MA in the UK or GB. From the first quarter of 2024, a new international recognition framework should be in place with an aim to extend the countries whose assessments the MHRA will take into account. The UK government will need to adopt new legislation to introduce this route.

There is no pre-MA orphan designation procedure. Applications for orphan designation are made at the same time as an application for MA and the MHRA will review applications for orphan designation in parallel to the corresponding MA application. The criteria are essentially the same, but have been tailored for the market (i.e., the prevalence of the condition in GB, rather than the EU, must not be more than five in 10,000). Should an orphan designation be granted, the period or market exclusivity will be set from the date of first approval of the product in GB.

U.S. Government Regulation

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, (“FDCA”) and its implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, and local statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process, or after approval, may subject an applicant to a variety of administrative or judicial sanctions, such as the FDA’s refusal to approve pending NDAs, withdrawal of an approval, imposition of a clinical hold on a clinical trial, issuance of warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties.

The process required by the FDA before a drug may be marketed in the United States generally involves the following:

•	Completion of preclinical laboratory studies, animal studies and formulation studies in compliance with the FDA’s GLP regulations, and other applicable regulations;

•	Submission to the FDA of an IND which must become effective before human clinical trials may begin;

•	Approval by the Institutional Review Board (“IRB”) or ethics committee, at each clinical site before each trial may be initiated;

•	Performance of adequate and well-controlled human clinical trials, in accordance with GCP requirements to establish the safety and effectiveness of the proposed drug product for each indication;

•	Submission to the FDA of an NDA;

•	Satisfactory completion of an FDA advisory committee review, if applicable;

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Satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with current good manufacturing practice (“cGMP”) requirements and to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity, and of potential inspection of selected clinical investigation sites to assess compliance with GCPs; and

•	FDA review and approval of the NDA.

Preclinical Studies and INDs

Preclinical studies include laboratory evaluation of product chemistry, toxicity and formulation, as well as animal studies to assess potential safety and efficacy. An IND sponsor must submit the results of the preclinical studies, together with manufacturing information, analytical data and any available clinical data or literature, among other things, to the FDA as part of an IND. Some preclinical studies may continue even after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to one or more proposed clinical trials and places the clinical trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence.

Clinical Trials

Clinical trials involve the administration of the investigational drug to human patients under the supervision of qualified investigators in accordance with GCP requirements, which include, among other things, the requirement that all research subjects provide their informed consent in writing for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. In addition, the IRB(s) competent for the institution(s) participating in the clinical trial must review and approve the plan for any clinical trial before it commences. Information about certain clinical trials must be submitted within specific timeframes to the National Institutes of Health for public dissemination on their www.clinicaltrials.gov website.

While the IND is active, progress reports detailing the results of the clinical trials and nonclinical studies performed since the last progress report, among other information, must be submitted at least annually to the FDA and written IND safety reports must be submitted to the FDA and investigators for serious and unexpected suspected adverse events, findings from other studies suggesting a significant risk to humans exposed to the same or similar drugs, findings from animal or in vitro testing suggesting a significant risk to humans, and any clinically important increased incidence of a serious suspected adverse reaction compared to that listed in the protocol or investigator brochure. Furthermore, the FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. In addition, some clinical trials are overseen by an independent group of qualified experts organized by the sponsor, known as a data safety monitoring board or committee. Depending on its charter, this group may determine whether a trial may move forward at designated check points based on access to certain data from the trial.

For purposes of FDA approval, human clinical trials are generally conducted in three sequential phases that may overlap or be combined:

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Phase 1: The drug candidate is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion and, if possible, to gain an early indication of its effectiveness.

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Phase 2: The drug candidate is administered to a limited patient population with a specified disease or condition to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the drug candidate for specific targeted diseases and to determine dosage tolerance and appropriate dosage.

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Phase 3: The drug candidate is administered to an expanded patient population to further evaluate dosage, to provide substantial evidence of efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk-benefit ratio of the drug candidate and provide an adequate basis for product labeling.

Post-approval trials, sometimes referred to as Phase 4 studies, may be conducted after initial marketing approval. These trials are used to, among other things, gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing the product in commercial quantities in accordance with GMPs. The manufacturing process must be capable of consistently producing quality batches of the drug candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final drug. In addition, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the drug candidate does not undergo unacceptable deterioration over its shelf life.

Marketing Approval

Assuming successful completion of the required clinical testing, the results of the preclinical studies and clinical trials, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the product for one or more indications. In most cases, the submission of an NDA is subject to a substantial application user fee. Under the Prescription Drug User Fee Act guidelines that are currently in effect, the FDA has a goal of ten months from the date of “filing” of a standard NDA for a new molecular entity to review and act on the submission. This review typically takes twelve months from the date the NDA is submitted to FDA because the FDA has approximately two months to make a “filing” decision.

In addition, under the Pediatric Research Equity Act of 2003, as amended and reauthorized, certain NDAs or supplements to an NDA must contain data that are adequate to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements.

The FDA also may require submission of a Risk Evaluation and Mitigation Strategy (“REMS”) plan to ensure that the benefits of the drug outweigh its risks. The REMS plan could include Medication Guides (FDA approved patient labeling to be provided to patients when the drug is dispensed), physician communication plans, assessment plans, or Elements to Assure Safe Use, such as restricted distribution methods, patient registries, or other risk minimization tools.

The FDA conducts a preliminary review of all NDAs within the first 60 days after submission, before accepting them for filing, to determine whether they are sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA reviews an NDA to determine, among other things, whether the drug is safe and effective and whether the facility in which it is manufactured, processed, packaged or held meets standards designed to assure the product’s continued safety, quality and purity.

The FDA may refer an application for a novel drug to an Advisory Committee. An Advisory Committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an Advisory Committee, but it considers such recommendations carefully when making decisions.

Before approving an NDA, the FDA typically will inspect the facility or facilities where the commercial product would be manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA may inspect one or more clinical trial sites to verify the clinical data submitted in the NDA, and to assure compliance with GCP requirements.

After evaluating the NDA and all related information, including the Advisory Committee recommendation, if any, and inspection reports regarding the manufacturing facilities and clinical trial sites, the FDA may issue an approval letter, or, in some cases, a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete, and the application will not be approved in its present form, and describes the specific deficiencies in the NDA identified by the FDA and may require additional clinical data, such as an additional clinical trial or other significant and time-consuming requirements related to clinical trials, nonclinical studies or manufacturing. If a CRL is issued, the sponsor must resubmit the NDA, addressing all of the deficiencies identified in the letter, or withdraw the application. Even if such data and information are submitted, the FDA may decide that the NDA does not satisfy the criteria for approval.

Even if the FDA approves a product, it may limit the approved indications for use of the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution and use restrictions or other risk management mechanisms under a REMS, which can materially affect the potential market and profitability of the product. The FDA may at any time prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs. After initial approval, some types of changes to the approved product, such as adding new indications, manufacturing changes, and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Post-Approval Requirements

Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, the submission of advertising and promotion, and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims are subject to prior FDA review and approval. There also are continuing, annual program user fee requirements for any marketed products, as well as new application fees for certain supplemental applications.

The FDA may impose a number of post-approval requirements as a condition of approval of an NDA. For example, the FDA may require post-marketing testing, including Phase 4 clinical trials, and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization.

In addition, drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and state agencies, and are subject to periodic unannounced inspections by the FDA and these state agencies for compliance with cGMP requirements. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require manufacturers to investigate and correct of any deviations from cGMP requirements and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in mandatory revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program.

Other potential consequences include, among other things:

•	Restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	Fines, warning letters or holds on post-approval clinical trials;

•	Refusal of the FDA to approve pending NDAs or supplements to approved NDAs, or suspension or revocation of product approvals;

•	Product seizure or detention, or refusal to permit the import or export of products; or

•	Injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved labeling. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of unapproved uses (“off-label” uses), and a company that is found to have improperly promoted off-label uses may be subject to significant liability. Physicians may prescribe legally available products for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer’s communications on the subject of off-label use of their products.

Marketing Exclusivity

Market exclusivity provisions under the FDCA can delay the submission or the approval of certain marketing applications. The FDCA provides a five-year period of non-patent data exclusivity within the United States to the first applicant to obtain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application (“ANDA”), or an NDA submitted under Section 505(b)(2) (“505(b)(2) NDA”) submitted by another company for another drug based on the same active moiety, regardless of whether the drug is intended for the same indication as the original innovative drug or for another indication, where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement to one of the patents listed with the FDA by the innovator NDA holder.

The FDCA alternatively provides three years of marketing exclusivity for an NDA, or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the modification for which the drug received approval on the basis of the new clinical investigations and does not prohibit the FDA from approving ANDAs or 505(b)(2) NDAs for drugs containing the active agent for the original indication or condition of use. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct, or obtain a right of reference to, all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Pediatric exclusivity is another type of marketing exclusivity available in the United States. Pediatric exclusivity provides for an additional six months of marketing exclusivity attached to another period of exclusivity if a sponsor conducts clinical trials in children in response to a written request from the FDA. The issuance of a written request does not require the sponsor to undertake the described clinical trials.

Coverage and Reimbursement

Sales of our drug candidates, if approved, will depend, in part, on the extent to which such products will be covered by third-party payors, such as government health care programs, commercial insurance and managed healthcare organizations. These third-party payors determine which medications they will cover and establish reimbursement levels. In addition, these third-party payors are increasingly limiting coverage or reducing reimbursements for medical products and services. In the United States, no uniform policy of coverage and reimbursement for products exists among third-party payors. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. In addition, the U.S. government and state legislatures have continued implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Patients who are prescribed medications for the treatment of their conditions, and their prescribing physicians, generally rely on third-party payors to reimburse all or part of the costs associated with their prescription drugs. Patients are unlikely to use our products unless coverage is provided and reimbursement is adequate to cover all or a significant portion of the cost of our products. As a result, adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. Decreases in third-party reimbursement for our drug candidates or a decision by a third-party payor to not cover our drug candidates could reduce physician usage of our drug candidates, once approved, and have a material adverse effect on our sales, results of operations and financial condition. Additionally, we or our collaborators may develop companion diagnostic tests for use with our drug candidates. We or our collaborators will be required to obtain coverage and reimbursement for these tests separate and apart from the coverage and reimbursement we seek for our drug candidates, once approved. Similar challenges to obtaining coverage and reimbursement, applicable to pharmaceutical or biological products, will apply to companion diagnostics.

Other Healthcare Laws

We will also be subject to other healthcare regulation and enforcement by the U.S. federal government and the states in which we will conduct our business once our drug candidates are approved. Failure to comply with these laws, where applicable, can result in the imposition of significant administrative, civil, and criminal penalties. The laws that may affect our ability to operate in the United States include:

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The federal healthcare programs’ Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs;

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Federal false claims act laws, including the civil False Claims Act, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent;

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The federal health care fraud statutes, which created additional federal criminal statutes that impose criminal and civil liability for, among other things, executing or attempting to execute a scheme to defraud any healthcare benefit program or knowingly and willingly falsifying, concealing or covering up a material fact or making false statements relating to healthcare matters;

•	The Physician Payments Sunshine Act, which requires manufacturers of drugs, devices, biologics, and medical supplies to report annually to the Centers for Medicare & Medicaid Services, information related to payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), other health care professionals (such as physicians assistants and nurse practitioners), and teaching hospitals, as well as and ownership and investment interests held by physicians and their immediate family members;

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The U.S. federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), which created additional federal criminal statutes that impose criminal and civil liability for, among other things, executing or attempting to execute a scheme to defraud any healthcare benefit program or knowingly and willingly falsifying, concealing or covering up a material fact or making false statements relating to healthcare matters; and

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH”), which governs the conduct of certain electronic healthcare transactions and protects the security and privacy of protected health information.

In addition, many states have similar laws and regulations, such as anti-kickback and false claims laws that may be broader in scope and may apply regardless of payor, in addition to items and services reimbursed under Medicaid and other state programs. Further, certain states enacted laws that require: pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government; drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; the reporting of information related to drug pricing; the registration of pharmaceutical sales representatives. Certain states have also enacted legislation to govern the privacy and security of health information, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts. Additionally, to the extent that our product is sold in a foreign country, we may be subject to similar foreign laws.

Healthcare Reform

The enactment of the Affordable Care Act (“ACA”) has substantially changed healthcare financing and delivery by both governmental and private insurers, and significantly impacted the pharmaceutical industry. The ACA, among other things, established an annual, nondeductible fee on any entity that manufactures or imports certain specified branded prescription drugs and biologic agents, revised the methodology by which rebates owed by manufacturers to the state and federal government for covered outpatient drugs under the Medicaid Drug Rebate Program are calculated, increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program, extended the Medicaid Drug Rebate program to utilization of prescriptions of individuals enrolled in Medicaid managed care organizations, and provided incentives to programs that increase the federal government’s comparative effectiveness research.

Since its enactment, there have been judicial and congressional challenges to certain aspects of the ACA. Most recently, on June 17, 2021, the United States Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the individual mandate was repealed by Congress. In addition, there have been a number of health reform initiatives by the Biden administration that have impacted the ACA. For example, on August 16, 2022, President Biden signed the Inflation Reduction Act of 2022 (“IRA”), into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost through a newly established manufacturer discount program.

Other legislative changes have been proposed and adopted since the ACA was enacted. For example, on August 2, 2011, the Budget Control Act of 2011 was signed into law which among other things, led to aggregate reductions in Medicare payments to providers. These reductions went into effect on April 1, 2013, and, due to subsequent legislative amendments, will remain in effect until 2032, except for a temporary suspension from May 1, 2020, through March 31, 2022, due to the COVID-19 pandemic.

In addition, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products. For example, there have been several congressional inquiries and proposed bills designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. For example, on March 11, 2021, the American Rescue Plan Act of 2021 was signed into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, beginning January 1, 2024. In addition, the IRA, among other things, (1) directs HHS to negotiate the price of certain single-source drugs and biologics covered under Medicare and (2) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. These provisions took effect progressively starting in fiscal year 2023, although the Medicare drug price negotiation program is currently subject to litigation. Further, the Biden administration released an additional executive order on October 14, 2022, directing HHS to submit a report within 90 days on how the Center for Medicare and Medicaid Innovation (“CMMI”) can be further leveraged to test new models for lowering drug costs for Medicare and Medicaid beneficiaries. In response, on February 14, 2023, HHS released a report outlining three new models for testing by the CMMI which will be evaluated on their ability to lower the cost of drugs, promote accessibility, and improve quality of care. It is unclear whether the models will be utilized in any health reform measures in the future. At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

We expect that additional U.S. federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that the U.S. federal government will pay for healthcare products and services, which could result in reduced demand for our drug candidates or additional pricing pressures.

Intellectual Property

Our success will depend upon our ability to obtain and maintain patents and other intellectual property for our drug candidates in the United States and internationally, including composition-of-matter, pharmaceutical composition, synthesis process, method of manufacture and method of treatment, as well as patent and other intellectual property and proprietary protection for our novel discoveries and other important technology inventions and know-how.

Our strategy is also to file new patents to extend obefazimod’s intellectual property protection and to generate new intellectual property through the protection of potential follow-on compounds.

In addition to patents, we rely upon unpatented trade secrets, know-how, and continuing technological innovation to develop and maintain our competitive position. We protect our proprietary information, in part, using confidentiality agreements with our commercial partners, collaborators, employees and consultants and invention assignment agreements with our employees. We also have confidentiality agreements or invention assignment agreements with our commercial partners and selected consultants. Despite these measures, any of our intellectual property and proprietary rights could be challenged, invalidated, circumvented, infringed or misappropriated, or such intellectual property and proprietary rights may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive advantages. In addition, such confidentiality agreements and invention assignment agreements can be breached and we may not have adequate remedies for any such breach. For more information, please see “Risk factors—Risks Relating to Intellectual Property.”

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we are seeking patent protection for our drug candidates, the patent term is

20 years from the earliest date of filing a non-provisional patent application. In the United States, the term of a patent may be lengthened by a patent term adjustment, which provides for term extension in the case of administrative delays at the United States Patent and Trademark Office in granting a patent, or may be shortened if a patent is terminally disclaimed over another patent with an earlier expiration date. Furthermore, in the United States, the term of a patent covering an FDA approved drug may be eligible for patent term extension (“PTE”) under the Hatch-Waxman Amendments as compensation for the loss of patent term during the FDA regulatory review process. The period of extension may be up to five years beyond the expiration of the patent but cannot extend the term of a patent beyond a total of 14 years from the date of product approval. Only one patent covering a single FDA-approved product among those eligible for an extension may be extended. In the future, if any of our drug candidates receives FDA approval, we expect to apply for a PTE, if available, to extend the term of a patent covering such approved drug product. We also expect to seek PTEs in any jurisdictions where they are available, however, there is no guarantee that the applicable authorities, including the FDA, will agree with our assessment of whether such an extension should be granted, and even if granted, the length of such an extension. See “Risk Factors—Risks Related to our Intellectual Property — Our ability to commercialize our drug candidates may decrease if we are unable to protect our intellectual property rights or if these rights are insufficient for our purposes.

Patents

All the patents and patent applications covering obefazimod are co-owned with the French National Centre for Scientific Research (the “CNRS”), the University of Montpellier, and the Institut Curie, except U.S. patent 10,464,903 and U.S. patent 10,745,357, as described below.

Obefazimod

As of June 30, 2023, the principal patent rights related to obefazimod, include:

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U.S. patent 10,017,498, which is directed to the composition of matter of obefazimod generically and specifically and to a pharmaceutical composition comprising it. This patent is also granted in Europe and several other countries (Australia, Brazil, Canada, China, Hong Kong, Cuba, India, Japan, South Korea, Mexico, Russia, South Africa) and has an expiry date of 2030, not including patent term adjustment or any potential PTE.

•

U.S. patent 10,975,063, which is directed specifically to obefazimod (composition of matter), free base and salts of obefazimod, a pharmaceutical composition comprising it, a process for preparing it and a method for treating HIV infection. This patent has an expiry date of 2030, not including patent term adjustment or any potential PTE.

•

U.S. patent 10,435,370, which is directed to methods of treating inflammatory diseases including UC and CD by obefazimod generically and specifically. This patent is also granted in Europe and several other countries.

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U.S. continuation patent 11,649,211 is directed to the method of treating inflammatory diseases including UC and CD by obefazimod specifically. Divisional U.S. patents protect methods of treating additional inflammatory diseases (U.S. patent 10,981,874 and U.S. patent 11,649,210). These patents have an expiry date of 2035, not including patent term adjustment or any potential PTE.

•

U.S. patent 10,464,903 and U.S. patent 10,745,357, which are directed to a synthesis process for manufacturing obefazimod and derivatives thereof, a polymorphic form of the free base of obefazimod and crystalline forms of various salts of obefazimod. These patents have an expiry date of 2037, not including patent term adjustment or any potential PTE. A corresponding European patent has also been granted. These patents are solely owned by us.

•

Further indications are also protected by other patents: U.S. patent 9,827,237, which is directed to the method of treating Human Leukemia virus infection. This patent is also granted in Europe and several other countries and has an expiry date of 2034. U.S. patent 9,145,367, which is directed to the method of treating AIDS by obefazimod generically and specifically. This patent is also granted in Europe and several other countries and has an expiry date of 2030. U.S. patent 9,108,919, which is directed to the method of treating cancer by obefazimod generically and specifically. This patent is also granted in Europe and several other countries and has an expiry date of 2030. Another patent application directed to a method of treating cancer has been filed worldwide in 2019. U.S. patent 10,806,729 which is directed to the method of treating HIV resistant patients by obefazimod generically and specifically. This patent is also granted in Europe and other countries and has an expiry date of 2036.

•

U.S. patent applications 17/416,856 and 17/416,679, which are respectively directed to the method of treating other inflammatory diseases and cancer by obefazimod generically and specifically or its N-glucuronide metabolite have been filed in 2019, as well as counterpart applications in other countries.

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U.S. patent application 17/913,063, which is directed to the method of treating Coronaviridae infection by obefazimod generically and specifically or its N-glucuronide metabolite has been filed in 2021, as well as counterpart applications in other countries.

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U.S. patent application 17/796,834, which is directed to the amorphous solid dispersion (ASD) of obefazimod, its method of preparation, pharmaceutical composition and method of treating inflammatory disease, cancer and viral diseases therewith has been filed in 2021, as well as counterpart applications in other countries.

•

U.S. patent application 17/793,133, which is directed to co-crystals and salts of obefazimod, pharmaceutical composition and method of treating inflammatory disease, cancer and viral diseases therewith has been filed in 2021, as well as counterpart applications in other countries.

•	PCT international patent application PCT/EP2022/057628, which is directed to a synthesis process for manufacturing obefazimod and derivatives thereof and was filed in 2022.

•	Two PCT international patent applications were filed under PCT/EP2023/050641 and PCT/EP2023/051424 in 2023 directed to combinations products with obefazimod respectively with etrasimod and Rinvoq.

Trademarks and Domain Names

We own a number of trademarks and domain names, including our logo and the URL for our website, as well as a number of websites including the name “abivax” or “obefazimod.” “Abivax” is a registered trademark of our company in Canada, China, Cuba, the EU, France, India, South Africa and the United Kingdom. We also hold pending applications for the “Abivax” trademark in Australia, Brazil, Canada, Cuba, India, Japan, Mexico, South Africa, South Korea and the United States.

Key Collaborations and Partners

Financing Arrangements

First KC Agreement

On July 24, 2018, we entered into a €20 million venture loan agreement with certain Kreos Capital entities (“KC”) (the “First KC Agreement”). The financing consists of two tranches of structured debt financing: (i) a total principal amount of €10 million, comprised of (x) €8 million in non-convertible bonds issued in July 2018 and (y) €2 million in convertible bonds issued in August 2018 (the “First Tranche A Notes”) and (ii) a total principal amount of €10 million, comprised of (x) €8 million in non-convertible bonds and (y) €2 million in convertible bonds, each issued in May 2019 (the “First Tranche B Notes”, together with the First Tranche A Notes, the “First KC Notes”).

Interest on the First KC Notes, as set out in a (i) convertible bonds issue agreement and (ii) a bonds issue agreement, each between us and KC and dated July 24, 2018 (the “Convertible Bonds Issue Agreement” and the “Bonds Issue Agreement”, respectively), accrues annually at a rate of 8% plus 3-month Euro Interbank Offer Rate (“Euribor”) (subject to a minimum interest rate of 8% and a maximum interest rate of 9%) in 54 monthly installments. Principal of the non-convertible bonds is repaid in 42 monthly installments, commencing the thirteenth interest payment date. An additional “end-of-loan” payment amounting to 9% of the initial principal of the non-convertible bonds is due on the final repayment date (including any prepayment).

Additionally, on July 24, 2018, concurrent with First KC Agreement, we entered into a warrant issue agreement with KC (the “Warrant Issue Agreement”), pursuant to which we issued 185,723 share warrants (“BSAs”) (the “KC Warrants”), of which 110,957 were issued in respect of the First Tranche A Notes and 74,766 were issued in respect of the First Tranche B Notes. The exercise price of the BSAs issued in respect of the First Tranche A Notes is €7.21 per BSA, and the exercise price of the BSAs issued in respect of the First Tranche B Notes is €10.70 per BSA pursuant to the amending agreement with KC on January 31, 2019. The KC Warrants are transferable only to certain financial institutions and cannot be listed on a stock exchange. The KC Warrants expire on the occurrence of the earlier of: (i) the tenth anniversary of the issue date; or (ii) the sale of our entire issued share capital. We entered into a put option agreement with KC in connection with the Warrant Issue Agreement pursuant to which, KC may sell option warrants to us upon each exercise of all or part of the KC Warrants.

In October 2020, the €4 million convertible bonds (in respect of both the First Tranche A Notes and the First Tranche B Notes) were converted into 464,309 shares. The final repayment date for the non-convertible bonds portion of the First Tranche A Notes was December 1, 2022. The final repayment date for the non-convertible bonds portion of the First Tranche B Notes is November 1, 2023. In May 2023, Kreos Capital V UK Ltd. exercised its share warrants on a cashless basis, resulting in a repurchase by us of 43,070 tranche A share warrants and 43,070 tranche B share warrants and the corresponding issuance of 67,887 and 31,696 ordinary shares, respectively.

The First KC Agreement includes certain restrictive covenants (subject to customary exceptions) which include, inter alia, restrictions on the incurrence of indebtedness, cross-default, the distribution of dividends and the grant of security interests. As security for the First KC Notes, KC benefits from the grant of first-ranking collateral on our principal tangible and intangible assets, including pledges over our business as a going concern and intellectual property rights in our principal drug candidates, as well as a pledge over our bank accounts and receivables.

Second KC Agreement

On October 12, 2020, we entered into a bonds issue agreement with KC (the “Second KC Agreement”), pursuant to which we issued bonds in a total principal amount of €15 million, comprised of (i) a €10 million tranche (the “Second Tranche A Notes”) and a €5 million tranche (the “Second Tranche B Notes”), with an option to issue an additional €5 million tranche (the “Second Tranche C Notes” and collectively with the Second Tranche A Notes and the Second Tranche B Notes, the “Second KC Notes”).

The Second Tranche A Notes were issued in October 2020, and the Second Tranche B Notes were issued in November 2020. The Second KC Notes rank pari passu with the First KC Notes.

Interest on the Second KC Notes accrues annually for the first 12 months from their respective issue dates at a rate of 8% plus 3-month Euribor (subject to a minimum interest rate of 8% and a maximum interest rate of 9%), after which the annual interest rate is increased to a fixed rate of 9.75% for the remainder of the term. Interest is paid in 48 monthly installments. Principal is repaid in 36 monthly installments, commencing on the thirteenth interest payment date.

As security for the Second KC Agreement, KC benefits from the grant of first-ranking collateral on our principal tangible and intangible assets, including pledges over our business as a going concern and intellectual property rights in our principal drug candidates, as well as a pledge over our bank accounts and receivables.

OCEANE Bonds

On July 30, 2021, we issued €25 million 6% convertible senior unsecured and unsubordinated bonds due July 30, 2026 corresponding to 654,621 convertible bonds (the “OCEANE bonds”). The OCEANE bonds are exchangeable, at the option of the bondholders, for new or existing shares and bear interest at a rate of 6% per annum, payable semi-annually on January 30 and July 30 of each year, beginning January 30, 2022.

The nominal value of each OCEANE bond was set at €38.19, representing a conversion/exchange premium of 25% over the reference share price and corresponding to the placing price of the newly-issued shares in the concurrent accelerated bookbuilding process announced on July 22, 2021. The issue price of each OCEANE bond was €38.19, representing 100% of the principal amount. The exchange ratio has been adjusted as of January 30, 2023 by a decrease of the conversion price to €32.47 per share. The number of underlying shares has thus been increased from 654,621 to 769,834 shares. The exchange ratio will be further adjusted if the adjusted conversion ratio is higher than the updated conversion ratio on July 30, 2023, and January 30, 2024. The exchange ratio may also be adjusted in the event of certain financial transactions being undertaken by the Company as set out in the terms and conditions of the OCEANE bonds.

Prior to maturity, bondholders have the right to receive new and/or existing shares by way of set-off against amounts owed under the Convertible Bonds. Exercising this right results in the cancellation of the Convertible Bonds for which it is exercised. We may suspend this right for a period of up to three months in the event of a share capital increase or other financial transaction as set out in the terms and conditions of the OCEANE bonds.

The OCEANE bonds may be redeemed early by repurchase, tender or exchange at our option, or at the option of the bondholders in the event of a change of control of the Company, a delisting of our shares or if our free float falls below 25%. Unless converted, exchanged, previously redeemed or bought back and cancelled, the OCEANE bonds will be redeemed and cancelled at their principal value on July 30, 2026, and no longer be outstanding.

Royalty Certificates

On August 31, 2022, we issued €2.9 million in royalty certificates (the “Royalty Certificates”).

The terms and conditions of the Royalty Certificates provide holders with the right to royalties equal to 2% of the future net sales of obefazimod (worldwide and for all indications) following its commercialization. The amount of royalties that may be paid under the Royalty Certificates is capped at €172 million (the “Royalty Cap”). The Royalty Certificates do not provide for any dividend rights, coupon payments or any other additional financial rights other than the right to royalties. In particular, the Royalty Certificates do not grant any financial rights in respect of any other products that may be developed by us beyond obefazimod.

The Royalty Certificates have a term of 15 years and do not provide for an accelerated repayment in case of a change of control. We may at any time repay the Royalty Certificates in full by paying an amount equal to the Royalty Cap minus any royalties paid prior to such reimbursement. The Royalty Certificates are subject to a one-year lock-up, after which they will become freely transferable by each holder thereof in whole, but not in part. The Royalty Certificates are not listed nor assigned an ISIN.

Share Purchase Agreement

Prosynergia S.à.r.L.

On April 1, 2022, we entered into a share purchase agreement pursuant to which we acquired 100% of the capital and voting rights of Prosynergia S.à.r.L, a Luxembourg biotech company, registered in the Luxembourg Trade and Companies Register under no. B257479, with registered offices located at 241 route de Longwy – 1941 Luxembourg City, Luxembourg for consideration of €3.25 million (the “Prosynergia Agreement”).

On December 1, 2021, we granted a loan to Prosynergia, for €1,400,000. On December 12, 2022, we completed a merger with Prosynergia through a Transmission Universelle du Patrimoine (“TUP”) and all of Prosynergia’s assets and liabilities were transferred to us. Following the merger, Prosynergia was dissolved. See Note 4.15 to our audited financial statements as of and for the years ended December 31, 2021 and 2022 included elsewhere in this prospectus for further detail.

Collaboration, Research and Development Agreements

IQVIA Master Services Agreement

On December 17, 2018, we entered into a master services agreement with IQVIA Ltd (“IQVIA”) for the provision of clinical trial services, research and other services for individual clinical trials on human beings (the “IQVIA Master Services Agreement”), as amended on September 9, 2022.

Pursuant to the IQVIA Master Services Agreement and underlying Work Order, IQVIA agreed to perform certain services on our behalf as we request, subject to IQVIA’s acceptance of the services and related budget in the applicable Work Order, including, but not limited to, strategic planning, expert consultation, clinical trial services, statistical programming and analysis, data processing, data management, regulatory, project management, pharmacovigilance, central laboratory services, clinical pharmacology services, electrocardiogram services and device services. In consideration therefore, we agreed to pay IQVIA an agreed set of fees based on our requests, as set forth in the applicable Work Order. We have the right to terminate the IQVIA Master Services Agreement or requested work without cause and at any time upon 45 days’ written notice. We and IQVIA each have the right to terminate the IQVIA Master Services Agreement in the event of a breach by the other party, if such breach has not been substantially cured within the 30-day period. We have the right to terminate the IQVIA Master Services Agreement and/or any Work Order with immediate effect by written notice and without any liability whatsoever in case IQVIA becomes debarred.

Pursuant to the IQVIA Master Services Agreement and a study specific Work Order executed with IQVIA, IQVIA is responsible for coordinating our Phase 3 clinical trial for obefazimod in moderately to severely active UC.

As of December 31, 2022, €12.2 million in undiscounted advance payments to IQVIA had been paid in connection with the IQVIA agreement. Such amounts are to be recovered at the end of the relevant studies (i.e., between April 2025 and July 2026).

Evotec Drug Discovery Services Agreement

On September 1, 2017, we entered into a drug discovery services agreement with Evotec International GmbH (“Evotec”), pursuant to which Evotec provides drug discovery services to us, in order to have optimized leads obtained for various viral indications for further developments within the context of a global collaborative program and to any further development programs under which we would require the assistance of Evotec in the provision of services (the “Evotec Drug Discovery Services Agreement”). Under the Evotec Drug Discovery Services Agreement, Evotec must provide its services in accordance with common industry standard of current established practices by suitably qualified staff, using equipment in an agreed premises, under allocated timelines agreed between the parties and in compliance with all relevant legislation. Evotec may not subcontract its obligations to us other than to an affiliate without our express prior written consent.

In consideration for services provided, we are required to pay Evotec an agreed set of fees as agreed in the relevant project description relating to such services. As of June 30, 2023, we have paid €7,612,000 to Evotec, and no amounts were received as of such date. We own, and Evotec assigns to us to the extent permissible under applicable law, all intellectual property rights conceived, discovered, invented or made by Evotec in connection with the provision of drug discovery services. No milestone payments or royalties are payable pursuant to the Evotec Drug Discovery Services Agreement. No drug candidate has currently been discovered pursuant to this agreement.

We have the right to terminate Evotec Drug Discovery Services Agreement or any project without cause at any time upon 60 days’ written notice. We and Evotec each have the right to terminate any ongoing project upon 20 days’ written notice for a breach by the other party, if such breach has not been remedied within the 20-day period.

Delpharm Agreement

On November 24, 2016, we entered into a manufacturing agreement with Delpharm Lille S.A.S. (“Delpharm”), pursuant to which Delpharm produces batches of capsules containing obefazimod required to carry out clinical trials (the “Delpharm Agreement”). The Delpharm Agreement renews automatically for successive periods of one year until either party notifies the other of its intention not to renew the agreement. The agreement is still in effect on the date hereof. Either party may terminate the agreement upon serious breach or a serious non-execution of the agreement by the other party. Abivax may also terminate the Delpharm Agreement at any time, subject to certain reimbursement obligations to Delpharm.

Seqens Agreement

On March 11, 2016, we entered into a clinical batch development and production agreement with “Produits Chimiques Auxiliaires et de Synthèse” (“Seqens”), under which Seqens provides services relating to the development and production of active ingredients, including obefazimod (the “Seqens Agreement”). The Seqens Agreement was amended on March 2, 2021, in connection with our UC Phase 3 clinical trials. In accordance with the Seqens Agreement, in consideration for services provided, we are required to pay Seqens an agreed set of fees as agreed in the relevant Work Order.

The Seqens Agreement remains in full force and effect until the earlier of (i) the execution of an agreement for the commercial manufacturing by Seqens of obefazimod under Phase IV, such agreement to be negotiated between Seqens and us in good faith, (ii) the failure to reach such a Phase IV agreement or (iii) the failure to obtain all marketing approval by the FDA and other relevant regulators in Europe.

According to the Seqens Agreement, either party may terminate the agreement in the event of the other party’s failure to perform one or more of its obligations. This termination shall only become effective one month after the issuance by the complaining party of a registered letter with acknowledgement of receipt setting out the reasons for the complaint, unless within this period the defaulting party has fulfilled its obligations or has provided proof of an impediment due to force majeure. The termination may take effect without delay by simple written notification in case of fraud or intentional fault by the party in default.

According to the Seqens Agreement, we have the right to postpone or terminate any pending work at any time upon 30 days prior written notice, subject to payment to Seqens of the sums due in proportion to the actual progress of the work on the day of receipt by Seqens of its notification, as well as any costs incurred prior to such receipt by Seqens that would be non-revocable and not subject to reallocation within a reasonable time.

State-Guaranteed Loan

On June 11, 2020, we obtained non-dilutive financing from Société Générale in the form of a €5 million State-guaranteed loan (the “State-guaranteed loan”). The State-guaranteed loan had an initial duration of 12 months (subject to a five-year extension option) and accrues interest at a rate of 0.25% with repayment of principal falling due in June 2021. The State-guaranteed loan was immediately made available to us in June 2020. In March 2021, we entered into an amendment to the State-guaranteed loan, which extended the repayment date of the State- guaranteed loan by five years until June 2026 with a one-year deferral of principal repayment, with the following conditions: (i) a revised interest rate of 0.58% per annum, excluding insurance and State-guaranteed premium; and (ii) a State-guaranteed premium of €0.1 million to be paid by instalments over the contract period starting in June 2021. The State-guaranteed loan includes certain customary covenants and prepayment provisions, as well as a negative covenant restricting the disposal of assets representing more than 50% of the gross value of our fixed assets.

Royalties Agreement

On December 18, 2008, we entered into an agreement with (i) the CNRS, (ii) the University of Montpellier, and (iii) the Institut Curie, which sets out financial conditions under which we can use any intellectual property rights and research results derived from certain research collaboration programs we had with the CNRS, the University of Montpellier, and the Institut Curie and which have now been terminated (the “Royalties Agreement”).

Pursuant to the Royalties Agreement, the CNRS and the Institut Curie are entitled to receive milestone payments, as well as royalty payments on global net sales of products using the intellectual property rights and research results jointly developed with them (including obefazimod) (each, a “Qualifying Product”). The amounts of the milestone payments for each Qualifying Product are limited and not material compared to the amount of the expected royalties.

In case we commercialize directly a Qualifying Product (either (i) implementing the jointly developed patents and the jointly developed know-how or (ii) only implementing the jointly developed know-how), royalties due under the Royalties Agreement are in the low single-digit percentages subject to an annual minimum.

In the event we commercialize a Qualifying Product by way of a license granted to a third-party, we may elect (i) to pay royalties calculated in the same manner as if we were commercializing the Qualifying Product directly, or (ii) to pay royalties (high single-digit to low double-digit percentages) calculated based on the revenues we receive under the license granted to the third-party. We must notify the CNRS regarding which royalty amount we elect to pay at the same time that the third-party grants the license.

For the avoidance of doubt, the Royalties Agreement does not include any cap on the total payments which may be due by us under such Royalties Agreement.

The Royalties Agreement survives until the expiration of the underlying intellectual property rights (without any termination rights to either party).

Facilities

We sublease approximately 765 m² of office space and three parking spaces at 7-11 boulevard Haussmann, 75009 Paris, France, for our headquarters and other administrative functions. The sublease agreement has been entered into for a period of three years expiring on June 21, 2025. Unless terminated by either party, it will be automatically renewed for additional successive periods of one year. The sublease of these facilities may, subject to certain restrictions provided by law, be terminated by us or by the lessor from June 30, 2024, subject to nine months’ prior written notice. Furthermore, the sublease will automatically terminate in the event of the early termination of the head lease (which expires on June 30, 2027). We believe that our facilities are sufficient to meet our current needs and that suitable additional space will be available in the future on commercially reasonable terms, if required.

Employees and Human Capital Resources

As of June 30, 2023, we had 34 full-time employees, consisting of 18 employees within the research and development department, six employees within the commercial, marketing and market access department, and 10 employees within the general administrative department. Our employees based in France are subject to the national collective bargaining agreement for the pharmaceutical industry (the convention collective nationale de l’industrie pharmaceutique). We believe that we maintain good relations with our employees.

As of June 30, 2023, 25 full-time employees were based in France and nine full-time employees were based in the United States.

Legal Proceedings

From time-to-time, we may be a party to legal, administrative or arbitration proceedings arising in the ordinary course of our business.

As of the date of this prospectus, we are not a party to any material legal, administrative or arbitration proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, financial condition, results of operations or cash flows.

Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Governing, Management and Supervisory Bodies and Executive management

Executive Officers and Directors

The following table sets forth the name, age and position of each of our executive officers and directors as of June 30, 2023. The business address of our executive officers and directors is our principal executive offices located at 7-11 boulevard Haussmann, 75009 Paris, France.

NAME	AGE	POSITION(S)
Executive Officers

Marc de Garidel	65	Chief Executive Officer and Director, Chairman of the Board
Didier Blondel	60	Chief Financial Officer and Board Secretary
Sheldon Sloan	65	Chief Medical Officer
Michael Ferguson	46	Chief Commercial Officer
Pierre Courteille	55	Chief Business Officer

Directors*

June Lee	57	Independent Director, Chair of the Appointments and Compensation Committee
Troy Ignelzi	55	Independent Director, Chair of the Audit Committee
Carol L. Brosgart	72	Independent Director
Corinna zur Bonsen-Thomas	64	Independent Director, Member of the Audit Committee and the Appointments and Compensation Committee
Kinam Hong (Sofinnova Partners)	50	Director, Member of the Audit Committee and the Appointments and Compensation Committee
Antonino Ligresti (Santé Holdings SRL)(1)	84	Director
Philippe Pouletty (Truffle Capital)	65	Director, Member of the Appointments and Compensation Committee

*	Independence criteria assessed in accordance with the definition provided in the Middlenext Code of Corporate Governance
(1)	Dr. Ligresti will resign from our Board in September 2023 in application of age limit rules, at which time a successor will be appointed.

Executive Officers

Marc de Garidel has been our Chief Executive Officer and Chairman of the Board since May 5, 2023 and has more than 40 years of experience in the pharmaceutical and biotechnology sector, including 12 years of experience as Chief Executive Officer of pharmaceutical and biotechnology companies. Between July 2021 and April 2023, he served as Chief Executive Officer of CinCor Pharma and led its successful sale for up to $1.8 billion, subject to the achievement of certain milestones, to AstraZeneca in February 2023. Between September 2020 and May 2021, Mr. de Garidel served as Chief Executive Officer of AZTherapies. From April 2018 until August 2020, he was Chief Executive Officer of Corvidia Therapeutics and led its sale to Novo Nordisk for $2.1 billion in total consideration. Mr. de Garidel was the Chief Executive Officer of Ipsen between November 2010 and July 2016, overseeing the development of its U.S. presence. Prior to that, he worked for Amgen and Eli Lilly in jobs of increasing responsibilities and in various markets, including the United States and Europe. Mr. de Garidel has served as chairman of the board of directors of Ipsen since 2010 and has been a member of the board of directors of Claris Bio since 2020. He holds a degree in Civil Engineering from the Ecole des Travaux Publics in Paris, a Master’s degree in International Management from Thunderbird Global School Management and an executive

MBA from Harvard Business School. We believe that Mr. de Garidel is qualified to serve on our Board because of his experience as an executive and member of the boards of companies in the life sciences industry.

Didier Blondel has been our Chief Financial Officer and Board Secretary since January 2017. From January 2012 to December 2016, he was Chief Financial Officer at Sanofi Pasteur MSD, a Lyon-based joint-venture between Sanofi and Merck and a European leader in human vaccines. Prior to that, over a 20-year period, Mr. Blondel held a wide range of senior finance positions at Sanofi, in Commercial Operations and then research and development, where he became global research and development Chief Financial Officer. He started his career as an auditor at PricewaterhouseCoopers, after graduating with a Master’s degree in Business and Administration from the Commercial Institute of Nancy, a leading French business school. Mr. Blondel also holds a Master’s degree in Finance and Accounting from Nancy II University, as well as a Graduate Diploma in Finance and Accounting.

Sheldon Sloan has been our Chief Medical Officer since March 2023. He has over 30 years of experience in academia and the biopharmaceutical industry, with an extensive track record in the field of gastroenterology and IBD. From March 2022 to January 2023, Dr. Sloan was Program Lead for etrasimod UC at Pfizer. From November 2019 to March 2022, Dr. Sloan worked for Arena Pharmaceuticals. Between September 1997 and October 2019, Dr. Sloan held different leadership positions at Johnson and Johnson in Medical Affairs, Research and Development, and Science Policy, including Global Medical Affairs Leader for IBD, leading the global launch strategy and execution for CD and UC for Stelara. He holds a Doctor of Medicine from Rush Medical College, Chicago and a Master of Bioethics from the University of Pennsylvania.

Michael Ferguson has been our Chief Commercial Officer since April 2023. He has over 22 years of experience in the biopharmaceutical industry, with an extensive track record in the field of Gastroenterology (GI) and IBD. From August 2019 through May 2022, Mr. Ferguson served as Vice President Global Commercial Marketing and Planning and specifically as Global Commercial Lead for etrasimod across all GI Indications at Arena Pharmaceuticals. From March 2007 to August 2019, he held various leading commercial leadership positions at Shire/Takeda. Mr. Ferguson holds both a B.S. and an MBA in Finance from the Pennsylvania State University as well as a post graduate degree in Pharmaceutical Marketing from St. Joseph’s University, Philadelphia.

Pierre Courteille has been our Chief Business Officer since May 2023. Prior to this appointment, he served as our Chief Commercial Officer and Vice President Business Development. Mr. Courteille has over 25 years of experience in marketing, sales and business development within the pharmaceutical industry (13 years based in Japan). Prior to joining us in April 2015, he was Senior VP sales and marketing for Guerbet as well as Chief Executive Officer of MEDEX (medical devices company owned by Guerbet) from 2012. From 2009, Mr. Courteille served as VP Sales for Asia, Latin America and EMEA and met the ambitious objective of optimizing commercial performance across these three regions. As President of Guerbet Japan and VP for Guerbet Asia, Mr. Courteille has successfully managed the roll-out of its Japanese subsidiary and led the development of other branches in Asia. Mr. Courteille holds a pharmacy degree and MBA (with Honors) from The University of Chicago Booth School of Business.

Directors

June Lee has been one of our independent directors since July 2023. Dr. Lee has served as a venture partner at 5AM Venture Management, LLC since July 2022. Dr. Lee was most recently Founder and Chief Executive Officer of Esker Therapeutics until September 2021. Dr. Lee previously served as the Executive Vice President and Chief Development Officer of MyoKardia, Inc. from January 2019 to June 2020, and was the Chief Operating Officer from February 2017 until January 2019, and the Chief Development Officer from October 2017 to January 2019. From April 2011 until February 2017, Dr. Lee served on the faculty of the University of California, San Francisco, or UCSF, where she was director of the Catalyst program at the Clinical and Translational Science Institute and a professor in the School of Medicine, and was responsible for overall strategy and operations for enabling and supporting translational research at the university. Catalyst is an internal UCSF accelerator for therapeutics, devices, diagnostics, and digital health technologies. Prior to UCSF, Dr. Lee was a disease area lead, early clinical development, at Genentech, Inc. from 2006 to 2011, where she was responsible for all strategy and activities as well as management of staff, budget, and resource allocation in the early clinical development group in multiple therapeutic areas. Dr. Lee served as a Medical Director in the clinical development group at Genentech, Inc. from 2004 to 2006, where she was responsible for clinical activities for licensed product of the company. She currently serves on Johns Hopkins University Center for Therapeutic Translation’s Advisory Board, serves on the board of directors of Tenaya Therapeutics Inc, Eledon Pharmaceuticals Inc. and GenEdit, is a member of the Scientific Advisory Board for Foresite Labs, and previously served as a member of the board of directors of CinCor Pharma, Inc. Dr. Lee holds a B.A. in chemistry from Johns Hopkins University and an M.D. from the University of California, Davis. We believe that Dr. Lee is qualified to serve on our Board because of her experience as an investor and member of the boards of companies in the life sciences industry.

Troy Ignelzi has been one of our independent directors since July 2023. Mr. Ignelzi has served as the Chief Financial Officer of Karuna Therapeutics, Inc. since March 2019. Prior to that, Mr. Ignelzi was the Chief Financial Officer of scPharmaceuticals Inc. from March 2016 to February 2019, and provided consulting services to scPharmaceuticals Inc. in February and March 2016. Mr. Ignelzi previously served as Chief Financial Officer and as a member of the executive leadership teams at Juventas Therapeutics Inc., a privately held biotechnology company, from October 2014 to February 2016. From October 2013 to October 2014, Mr. Ignelzi served as Senior Vice President—Operations and Business Development of Pharmalex GmbH. Prior to Pharmalex, Mr. Ignelzi was Vice President—Business Development at Esperion Therapeutics, Inc., a public pharmaceutical company, from January 2009 to September 2013. Mr. Ignelzi served as Vice President, Business Development & Strategic Planning at Insys Therapeutics, Inc., a specialty pharmaceutical company, from February 2007 to February 2009. Previously, Mr. Ignelzi had served as a specialty senior sales representative at Eli Lilly from February 2002 to August 2005. Mr. Ignelzi currently serves as a member of the board of directors of Vedanta Biosciences, Inc. and previously served as a member of the board of directors of CinCor Pharma, Inc. Mr. Ignelzi has a B.S. in accounting from Ferris State University. We believe that Mr. Ignelzi is qualified to serve on our Board because of his experience as an executive and member of the boards of companies in the life sciences industry.

Carol L. Brosgart has been one of our independent directors since January 2018. She has held several executive management positions, notably those of Chief Medical Officer at Alios (now J&J), from February 2011 to August 2011, and Senior Vice President and Medical Director at the Children’s Hospital and Research Center in Oakland, California from December 2009 to January 2011. She held several executive management positions at Gilead Sciences (Vice President Clinical Research, Vice President Medical Affairs, Vice President Public Health and Strategy) between 1998 and 2009. She has served as a member of the board of directors of Galmed Pharmaceuticals, a clinical stage drug development biopharmaceutical company for liver, metabolic and inflammatory diseases, since 2017, and Enochian Biosciences, a biotechnology company committed to developing advanced allogenic cell and gene therapies, since 2020. Dr. Brosgart also serves as a director on the board of Mirum Pharmaceuticals, a clinical stage drug development biopharmaceutical company for rare liver diseases, since 2021. Dr. Brosgart is the chair of the scientific advisory board at Hepion Pharmaceuticals, formerly ContraVir, a biotech company operating in the area of NASH, HBV, HCV and HDV in the field of HBV cures. She is also a consultant at Dynavax and several biotech companies working in the fields of liver diseases and infectious diseases. In addition, Dr. Brosgart currently sits on the board of the Hepatitis B Foundation, the Management Committee of the National Viral Hepatitis Roundtable, the Executive Committee of the Forum for Collaborative Research and the Management Committee of the HBV Cure Forum. She is also a clinical professor of medicine, biostatistics and epidemiology in the Global Health Sciences Department of the University of California, San Francisco. Dr. Brosgart holds a degree in Community Medicine from UC Berkeley and earned a Doctor of Medicine from UC San Francisco. We believe that Dr. Brosgart is qualified to serve on our Board because of her extensive experience as an executive and as a member of the boards of companies in the life sciences industry and her medical background.

Corinna zur Bonsen-Thomas served as our Chair between August 2022 and May 2023 and has been one of our independent directors since June 2017. Since April 2020, Ms. zur Bonsen-Thomas has held the position of

Managing Director and Chief Executive Officer of RetInSight GmbH, a company which she co-founded in April 2020 and specializes in ophthalmic imaging. Ms. zur Bonsen-Thomas was General Counsel for Smart Reporting GmbH from February 2017 to December 2022. From 1999 to 2015, she served as a member of the Supervisory Board of Baxter AG, an Austrian company. She has more than thirty years of international professional experience in the pharmaceutical, biopharmaceutical, medical and biotechnology industries. Ms. zur Bonsen-Thomas received her First Law State Examination from Ludwig Maximilian Universitaet and her Second Law State Examination from the Bavarian Ministry of Justice. We believe that Ms. zur Bonsen-Thomas is qualified to serve on our Board because of her extensive professional experience in the life sciences industry.

Kinam Hong has served as the permanent representative of Sofinnova Partners on our Board since September 2019. He has served as the partner responsible for Sofinnova’s strategy of crossover and growth investment in late development stage companies at Sofinnova Partners since January 2017. He has served as the permanent representative of Sofinnova Partners on the board of directors of CytoImmune Therapeutics, Inc. since July 2021 and as an observer then board member of Limflow SA since April 2018. Prior to Sofinnova Partners, Dr. Hong spent ten years as an investor and research analyst covering the biotechnology sector. Dr. Hong co-led the Exane Equinox Fund, a global healthcare fund investing in public biotech companies. He also worked at Citigroup investment research where he focused on small- and midcap biotechnology companies. Before his investment career, Dr. Hong worked in new product development at Sanofi, a multinational pharmaceutical company, where he held positions in business development and strategic/new product marketing. Dr. Hong is a doctor and scientist who holds a Bachelor of Science degrees in molecular biology/biochemistry and a Doctor of Medicine from the University of Florida. He also holds a Chartered Financial Analyst and a Master of Business Administration from INSEAD, France. We believe that Dr. Hong is qualified to serve on our Board because of his extensive experience as an investor and as a member of the boards of companies in the life sciences industry.

Antonino Ligresti has served as the permanent representative of Santé Holdings SRL on our Board since September 14, 2015. Dr. Ligresti has served as the reference shareholder of Générale de Santé and a Group Director since June 2003. Dr. Ligresti has served as a member of the Executive Committee of the European Institute of Oncology and has chaired the General Health Foundation and was Chairman of the Medical Committee. Dr. Ligresti is also currently the permanent representative of Santé Holding SRL on the board of directors of CARMAT SA, a French company engaged in the development and production of an orthotopic and biocompatible artificial heart. Dr. Ligresti holds a Doctor of Medicine from the University of Catania in Italy. We believe that Dr. Ligresti is qualified to serve on our Board because of his experience as an executive of several healthcare organizations and as an investor and member of the boards of companies in the life sciences industry. Dr. Ligresti will resign from our Board in September 2023 in application of age limit rules, at which time a successor will be appointed.

Philippe Pouletty, MD has served as a director since December 2013 and is our co-founder, as well as founder or co-founder of Carbios, Carmat, Vexim, Symetis, Affluent Medical, SpikImm and more than a dozen other biotechnology and medical technology companies of Truffle Capital, several being listed or were acquired. He was the Chairman of France Biotech from 2001 to 2006 and from 2007 to 2009, the French association of biotech companies and Vice-Chairman of Europabio from 2002 to 2006, the European federation of biotechnologies. Dr. Pouletty is a member of the board of directors or the chairman of several biotechnology and medical device companies in Europe. Dr. Pouletty, acting as permanent representative of Truffle Capital, has served as director of Pharnext SA, from April 2016 to October 2021, Carmat SA, from April 2021 to July 2021, and Deinove SA, from 2009 to 2021. Dr. Pouletty holds a Doctor of Medicine from Université Paris VI and was a Post-doctoral fellow at Stanford University and is a permanent member of the hall of fame of inventors of Stanford University. We believe that Dr. Pouletty is qualified to serve on our Board because of his extensive experience as co-founder and member of the boards of companies in the life sciences industry, his medical background and his experience as an executive of several biotechnology organizations.

Family relationships

There are no family relationships among any of our executive officers or directors.

Board of Directors

Pursuant to French law and our by-laws, our Board must be comprised of between three and 18 members, without prejudice to the derogation established by law in the event of a merger. As of the date of this prospectus, our Board is comprised of eight directors. The number of directors of each gender may not be less than 40% under French law. In case a board of directors comprises up to eight members, the difference between the number of directors of each gender may not exceed two. Any appointment made in violation of this limit that is not remedied within six months of this appointment will be null and void and payment of directors’ compensation will be suspended. Within these limits, the number of directors is determined by our shareholders. Our directors are appointed for four-year renewable terms, in accordance with our by-laws and the chairperson is appointed for the duration of his term as director. In accordance with French law, our by-laws also provide that our directors may be removed with or without cause by the holders of at least a majority of the voting rights of the shareholders present, represented by a proxy or voting by mail at the relevant ordinary shareholders’ meeting, and that any vacancy on our Board be filled by a vote of a majority of our directors then in office provided that there has been no shareholders meeting since such death or resignation. Directors chosen or appointed to fill a vacancy shall be elected by the Board for the remaining duration of the current term of the replaced director. The appointment must then be ratified at the next shareholders’ meeting. In the event that the Board would be composed of less than three directors as a result of a vacancy, the remaining directors shall immediately convene a shareholders’ meeting to elect one or several new directors so there are at least three directors serving on the Board, in accordance with French law.

	CURRENT POSITION	YEAR OF INITIAL APPOINTMENT	TERM EXPIRATION YEAR(1)
Marc de Garidel	Chairman	2023 (as Director), 2023 (as Chairman)	2025
Corinna zur Bonsen-Thomas	Director	2017	2025
June Lee	Director	2023	2026
Troy Ignelzi	Director	2023	2026

Santé Holdings SRL (permanent representative to the Board: Antonino Ligresti)(2)	Director	2015	2025

Truffle Capital (permanent representative to the Board: Philippe Pouletty)	Director	2013	2025

Carol L. Brosgart	Director	2018	2026

Sofinnova Partners (permanent representative to the Board: Kinam Hong)	Director	2019	2026

(1)	The mandates expire at the annual shareholders’ meeting approving the financial statements closed on December 31 of the previous year.
(2)	Dr. Ligresti will resign from our Board in September 2023 in application of age limit rules, at which time a successor will be appointed.

Director Independence

As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have independent directors on our Board, except to the extent that our audit committee is required to be consistent with independence requirements, subject to certain phase-in schedules. In determining whether a director is an independent director, our Board considers the relationships that each non-employee director has with the Board and all other facts and circumstances that our Board deems relevant in determining the director’s independence, including the number of ordinary shares beneficially owned by the director and his or her affiliated entities, if any.

We currently have four independent directors (as defined by the Middlenext Code of Corporate Governance), including June Lee, Troy Ignelzi, Corinna zur Bonsen-Thomas and Carol L. Brosgart. The Middlenext Code sets out the five following criteria justifying the independence of directors, characterized by the absence of any significant financial, contractual or family relationship likely to affect their independence of judgment:

•	they must not be a salaried employee or corporate officer of us or our group and must not have held such a position within the last five years;

•	they must not be in a significant business relationship with us or our group (e.g., client, supplier, competitor, provider, creditor, banker, etc.) within the last two years;

•	they must not be a reference shareholder or hold a significant number of voting rights;

•	they must not have close relationships or family ties with any of our corporate officer or reference shareholder; and

•	they must not have been our auditor within the last six years.

Non-voting Board Members

Pursuant to our by-laws, the General Meeting or the Board may appoint non-voting board members. To date, no non-voting directors have been appointed.

Conflicts of Interest Among the Management and Supervisory Bodies and Executive Management

Our Chairperson and Chief Executive Officer, our Chief Financial Officer and Board Secretary and our directors are direct or indirect shareholders or holders of securities giving access to our share capital. See “Compensation and Benefits—Compensation of Chief Executive Officer.”

There are agreements between related parties, as described in “Certain Relationships and Related Person Transactions.”

Board Practices

Corporate Governance Practices

As a French société anonyme (limited liability company) listed on the regulated market of Euronext Paris, we are subject to various corporate governance requirements under French law. In particular, we refer to the Code of Corporate Governance for small and medium-sized firms as published in September 2021 by Middlenext, as amended from time to time. In addition, as a foreign private issuer listed on the Nasdaq Global Market, we will be subject to Nasdaq’s corporate governance listing standards. Nasdaq’s listing standards provide that foreign private issuers are permitted to follow home country governance practices in lieu of Nasdaq rules, with certain exceptions. We intend to rely on certain exemptions for foreign private issuers and follow French corporate governance practices in lieu of Nasdaq corporate governance rules, which would require that (i) a majority of our Board consists of independent directors and (ii) the audit committee be composed of entirely independent directors.

As a foreign private issuer, we are required to comply with Rule 10A-3 of the Exchange Act, relating to audit committee composition and responsibilities. Rule 10A-3 provides that the audit committee must have direct responsibility for the nomination, compensation and choice of our auditors, as well as control over the performance of their duties, management of complaints made and selection of consultants. However, if the laws of the foreign private issuer’s home country require that any such matter be approved by the Board or the shareholders, the audit committee’s responsibilities or powers with respect to such matter may instead be advisory. Under French law, the audit committee may only have an advisory role and appointment of our statutory auditors, in particular, must be decided by our shareholders at our annual meeting.

In addition, Nasdaq rules require that a listed company specify that the quorum for any meeting of the holders of common stock (or ordinary shares) be at least 33 1/3 % of the outstanding shares of the company’s common voting stock. Consistent with French Law, our by-laws provide that, for ordinary shareholders’ meetings to be quorate, one-fifth of the holders of shares entitled to voting rights must be present in person or vote by mail or by proxy or by authorized intermediary or by any means of telecommunication permitting their identification. An extraordinary shareholders’ meeting is quorate if one-fourth of the holders of shares entitled to voting rights are present or vote by mail or by proxy or by authorized intermediary or by any means of telecommunication. As an exception, an extraordinary shareholders’ meeting deciding upon a share capital increase by capitalization of reserves, profits or share premium as the same quorum requirement as an ordinary shareholders’ meeting. If the requirements for a quorum are not satisfied, the meeting is adjourned. When an adjourned ordinary shareholders’ meeting is resumed, there is no quorum requirement. When an adjourned extraordinary shareholders’ meeting is resumed, there is a quorum of one-fifth of the holders of shares entitled to voting rights. If a quorum is not present, the reconvened extraordinary shareholders’ meeting may be adjourned for a maximum of two months. No deliberation by the shareholders may take place without a quorum. For special meetings of holders of a certain class of shares, the quorum requirement is one-third of the certain class of shares entitled to voting rights for the meeting convened on the first call, notice and one-fifth of the holders of shares entitled to voting rights, should the meeting be reconvened. See “Description of Share Capital—Shareholders’ Meetings and Voting Rights (Article 22 of the By-Laws)—Quorum.”

Our Board consists of eight members and the composition of our Board is described further below in this section.

The rules of procedure of our Board set the principles guiding the composition of the Board. The most recent version of this document was adopted by our Board in April 2021. We have established an audit committee, appointment and compensation committee and scientific committee, as described below.

The Board has established two permanent, specialized committees to assist the Board in its work: the audit committee and the appointments and compensation committee, as well as one ad hoc committee, the scientific committee. Subject to available exemptions the composition and functioning of all of our committees will comply with applicable requirements of the French Commercial Code, the Exchange Act, the Nasdaq Global Market and SEC rules and regulations.

In accordance with French law, committees of our Board only have an advisory role and can only make recommendations to our Board. As a result, decisions will be made by our Board taking into account non-binding recommendations of the relevant Board committee.

Audit Committee

Mission and Responsibilities

The audit committee monitors issues relating to the elaboration and control of accounting and financial information as provided for by French law and by our by-laws and by the rules of procedure of the Board. It then formulates recommendations to the Board in its task of permanent control of our management. It also issues recommendations in relation to the proposed statutory auditors.

The audit committee is responsible for:

•	monitoring the preparation and development of accounting and financial information and, where appropriate, formulating recommendations in this respect to ensure its accuracy;

•	reviewing the efficiency of the internal control and risk management systems;

•	ensuring proper legal oversight of the preparation of the annual financial statements and financial statements by the statutory auditors; and

•	selecting and ensuring the independence of the statutory auditors.

The audit committee is also responsible for approving:

•	non-audit services provided by the statutory auditors (including the permitted level of fees); and

•	all budgets for statutory audits and other engagements provided by the statutory auditors.

The audit committee further controls the services provided by the auditors in relation to what is permitted by law or regulation.

The audit committee is responsible for formulating recommendations regarding the statutory auditors proposed for nomination by the General Meeting of Shareholders and/or during the renewal of their term.

Within this context, the audit committee may examine our annual financial statements in the form that they are presented to the Board, hear the opinions of the statutory auditors and the finance director and receive communications in relation to their analysis work and their conclusions.

The audit committee may use external experts at our expense, after approval of the chairperson of the Board or the audit committee or of the Chief Executive Officer, and render any expert reports to the Board.

The audit committee may hear any director and carry out any internal or external audit on any subject it considers relevant to its mission. The chairperson of the audit committee shall inform the Board in advance. In particular, the audit committee has the power to interview the persons involved in the preparation of the accounts or in their control (administrative and financial director and the main managers of the financial department).

Composition and Compensation

The audit committee and chairperson of the audit committee are appointed by the Board from members of the Board, excluding executive directors, with finance or accounting skills and at least one member must be independent in accordance with the provisions of the Middlenext Code. Members of the audit committee are appointed for a fixed period of time, which may not exceed the duration of their terms of office as director and may be revoked by the Board at any time and without reason. Appointments are renewable without limitation. The audit committee is composed of at least two members and members receive no compensation other than attendance fees. Their duties on the audit committee may be taken into account in determining the allocation of such attendance fees.

The current members of the audit committee are Troy Ignelzi, Corinna zur Bonsen-Thomas and Kinam Hong (representing Sofinnova Partners). The current chairperson of the audit committee is Mr. Ignelzi.

The committee may invite any person, internal or external to us, to take part in its meetings and its work.

Our Board has determined that each of the members of our audit committee is independent within the meaning of the applicable listing rules and the independence requirements contemplated by Rule 10A-3. Committee members must be competent in financial or accounting matters and at least one member must be independent in accordance with the provisions of the Middlenext Code. Our Board has further determined that Mr. Ignelzi is an “audit committee financial expert” as defined by SEC rules and regulations and that Mr. Ignelzi qualifies as financially sophisticated under the applicable exchange listing rules.

Conditions of Functioning

The audit committee meets when the chairperson of the audit committee, at least two members of the audit committee, the chairperson of the Board or the Chief Executive Officer deems useful and at least twice per year, particularly before publication of the financial statements. The committee may be convened by any means 24 hours before the meeting by the chairperson of the audit committee or of the Board or any individual to whom one of them shall have delegated the necessary authority. The committee meets at the registered office or in any other place specified in the notice of the meeting. It may also meet by video conference or by any means of telecommunication as specified in the internal regulation of the Board.

To deliberate validly, at least half of the members of the committee must be present. At meetings, one member of the audit committee may be represented by another audit committee member and the audit committee’s recommendations are adopted by simple majority. Upon completion of each meeting, if the members deem it necessary, meeting minutes may be prepared. The chairperson of the audit committee regularly reports to the Board on the committee’s work and immediately report any difficulty encountered.

Appointments and Compensation Committee

Mission and Responsibilities

The appointments and compensation committee makes recommendations to the Board in relation to the nomination of, and compensation for, executive directors and the operational and functional management, and with regard to appointments and compensation policy and internal profit sharing. In particular, the appointments and compensation committee:

•

provides recommendations and proposals to the Board concerning the appointment, in particular in the research of a balanced representation of men and women on the Board, compensation, retirement and provident scheme, supplementary pension benefits, benefits in kind, various financial rights of our managers and executive officers, the allocation of founder warrants, bonus shares, share subscription warrants, share subscription or share purchase options, for the benefit of our employees, managers or consultants and, where applicable, its subsidiaries, in accordance with legal provisions;

•	defines the methods for determining the variable portion of the compensation of corporate officers and monitors its application;

•

proposes a general policy for awarding founder warrants, free or performance shares, and options to subscribe or purchase shares, and determines the frequency thereof, depending on the categories of beneficiaries;

•	examines the system of for the allocation of directors’ fees among the members of the Board, particularly according to their participation in our committees; and

•	expresses its opinion to senior management about the compensation of the principal senior executives.

The appointments and compensation committee is also involved in discussing each independent director’s qualifications upon his or her nomination and during the exercise of his or her term of office, as applicable.

Composition and Compensation

The appointments and compensation committee is composed of at least two members. The chairperson of the compensation committee and the committee’s members are appointed by the Board from members of the Board. Members are appointed for a fixed period of time, which may not exceed, as applicable, the duration of their term of office as director and may be revoked by the Board at any time and without reason. Their appointments shall be renewable without limitation.

The chairperson of the Board, if not a member of the appointments and compensation committee, may be invited to participate in the appointments and compensation committee’s meetings. The appointments and compensation committee shall invite him/her to present its proposals. He/she shall not have the right to vote and shall not be present during the deliberations relating to his/her own situation.

The current members of the appointments and compensation committee are June Lee, Philippe Pouletty (representing Truffle Capital), Corinna zur Bonsen-Thomas and Kinam Hong (representing Sofinnova Partners). The current chairperson of the compensation committee is Dr. Lee.

The appointments and compensation committee may invite any person, internal or external to us, to take part in its meetings and its work.

Appointments and compensation committee members shall receive no compensation other than attendance fees. Their duties on the compensation committee may be taken into consideration in determining the allocation of such attendance fees.

Conditions of Functioning

The appointments and compensation committee meets when the chairperson of the appointments and compensation committee, at least two members of the appointments and compensation committee, the chairperson of the Board or the Chief Executive Officer deems useful and at least once a year. The appointments and compensation committee may be convened by any means, 24 hours before the meeting, by the chairperson of the appointments and compensation committee or of the Board, or any individual to whom one of them shall have delegated the authority necessary for the convocation.

The committee meets at the registered office or in any other place specified in the notice of the meeting. It may also meet by video conference or by any means of telecommunication, as specified in the internal regulation of the Board.

To deliberate validly, at least half of the members of the committee must be present. A member of the appointments and compensation committee may be represented by another appointments and compensation committee member and the appointments and compensation committee’s recommendations are adopted by simple majority. Upon completion of each meeting, if the members deem it necessary, meeting minutes may be prepared.

The appointments and compensation committee chairperson reports regularly to the Board on the appointments and compensation committee’s work and shall immediately report any difficulty encountered.

Scientific Committee

Mission and Responsibilities

The scientific committee was created by a decision by the Board on September 27, 2018.

The role of the scientific committee is to:

•	examine specific scientific questions submitted to it;

•	make recommendations for determining the general guidelines to be adopted in the scientific field; and

•	make recommendations for defining our priorities in the field of research and development and the means for achieving such objectives.

The committee meets at least once a year.

It works in collaboration with the Chief Executive Officer, who may request its opinion on subjects related to its mission. At the request of the Board, the chairperson of the scientific committee reports on the committee’s work to the Board.

Composition

The scientific committee is composed of at least four members appointed by the Board upon proposal of the Chief Executive Officer. The members of the scientific committee do not have to be members of the Board.

The current members of the scientific committee are Prof. Ian McGowan, MD, PhD, (Chairman); Prof. Christian Bréchot; Prof. Christoph Huber; Prof. Jürgen Rockstroh; Prof. Christian Trepo; Prof. Lawrence R. Stanberry; Prof. Luc Teyton; and Claude Bertrand.

The composition of the scientific committee is currently under review in light of our needs for the continued development of our clinical programs.

Code of Business Conduct and Ethics

In addition, we intend to adopt a Code of Business Conduct and Ethics policy in connection with the offering. Under this policy, our employees and members of our Board have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest. In considering related-party transactions, our Board will take into account the relevant available facts and circumstances including, but not limited to:

•	the benefits and perceived benefits to us;

•	the opportunity costs of alternative transactions;

•	the materiality and character of the related party’s interest;

•	the actual or apparent conflict of interest of the related party;

•	and the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

The policy requires that, in determining whether to approve, ratify or reject a related-party transaction, our Board must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and those of our shareholders, as our Board determines in the good faith exercise of its discretion. All of the transactions referred to above were entered into prior to the adoption of the written related-party transaction policy but all were approved by our Board to the extent required by, and in compliance with, French law.

Compensation and Benefits

Compensation of Chief Executive Officer

The following table sets out the compensation awarded to our Chief Executive Officer in the applicable period:

	YEAR ENDED DECEMBER 31,
	2021	2022
	(€)	(€)
Marc de Garidel—Chief Executive Officer and Chairman from May 5, 2023
Fixed compensation	N/A	N/A
Variable annual compensation	N/A	N/A
Variable multi-year compensation	N/A	N/A
Exceptional variable compensation	N/A	N/A
Remuneration allocated due to mandate as director	N/A	N/A
Benefits in kind	N/A	N/A

Total	N/A	N/A

Hartmut Ehrlich—Chief Executive Officer until May 5, 2023

Fixed compensation	303,685	321,906
Variable annual compensation(1)	144,250	193,144
Variable multi-year compensation	—	—
Exceptional variable compensation	43,384	—
Remuneration allocated due to mandate as director	—	—
Benefits in kind	8,880	8,880

Total	500,199	523,930

(1)	Variable compensation paid for the financial year corresponds to the amount due for the previous year.

The aggregate compensation paid and benefits in-kind granted by us to our current executive officers and directors, including share-based compensation, for the year ended December 31, 2022 and 2021 were €1.0 million and €0.9 million, respectively. For both years, we did not allocate any amounts to be set aside or accrued to provide pension, retirement or similar benefits to our directors or executive officers.

Compensation of Directors

The following table sets out the compensation awarded to our directors in the applicable period:

	YEAR ENDED DECEMBER 31,
	2021	2022
	(€)	(€)
Corinna zur Bonsen-Thomas	15,260	N/A
Joy Amundson(1)	16,350	20,710
Jean-Jacques Bertrand(2)	10,500	8,015
Santé Holdings SRL (permanent representative to the Board: Antonino Ligresti)	7,000	14,875
Truffle Capital (permanent representative to the Board: Christian Pierret)(3)	10,500	7,735
Carol L. Brosgart	11,990	18,530
Sofinnova Partners (permanent representative to the Board: Kinam Hong)	13,750	10,200
June Lee(1)	N/A	N/A
Troy Ignelzi(2)	N/A	N/A
Philippe Pouletty(3)	N/A	N/A
Total	85,350	80,065

(1)	As of July 2023, Ms. Amundson resigned from our Board, and Dr. Lee was appointed to our Board.
(2)	As of July 2023, Mr. Bertrand resigned from our Board, and Mr. Ignelzi was appointed to our Board.
(3)	On May 5, 2023, Dr. Pouletty resigned from his personal office as director and became Truffle Capital’s representative to the Board in replacement of Mr. Pierret.

At the general meeting of shareholders held on June 9, 2022, our shareholders approved a package of attendance fees and the compensation policy applicable to the chairperson of the Board and the Chief Executive Officer. For the fiscal year ended June 30, 2023, none of the amounts set aside or accrued to provide pension, retirement or similar benefits to our employees was attributable to our executive officers.

The following table sets forth the AGAs allocated to the chairperson and chief executive officer:

CHAIRPERSON & CEO	Allocation date	Type of AGAs	Number of AGAs allocated	Subscription price	Acquisition period
Marc de Garidel	July-11-2023	Free Shares 2023-1	1,382,796	N/A	Minimum of 1 year	(*)
Total			1,382,796

(*)	Acquisition Periods shall be as follows:

•	For 212,738 Free Shares 2023-1: the Acquisition Period shall end on the first (1st) anniversary of the allocation date;

•

For 638,214 Free Shares 2023-1: the Free Shares 2023-1 shall progressively be definitively acquired on a monthly basis over a period of three (3) years starting after the first (1st) anniversary of the allocation date (i.e. 17,728 Free Shares 2023-1 per month except for the last month of the three-year period where 17,734 Free Shares 2023-1 shall be acquired). The duration of the Acquisition Period of these Free Shares 2023-1 shall be calculated accordingly;

•

For 212,738 Free Shares 2023-1: the Acquisition Period shall end on the latest date between (i) the first (1st) anniversary of the allocation date, and (ii) the date on which a specific performance condition is fulfilled (condition 1);

•

For 106,369 Free Shares 2023-1: the Acquisition Period shall end on the latest date between (i) the first (1st) anniversary of the allocation date, and (ii) the date on which a specific performance condition is fulfilled (condition 2);

•

For 106,369 Free Shares 2023-1: the Acquisition Period shall end on the latest date between (i) the first (1st) anniversary of the allocation date, and (ii) the date on which a specific performance condition is fulfilled (condition 3);

•

For 106,368 Free Shares 2023-1: the Acquisition Period shall end on the first (1st) anniversary of the allocation date subject to the completion, prior to such date, of a specific performance condition (condition 4).

History of Awards of Share Warrants (BSAs), Founder’s Share Warrants (BCEs) and Free Shares (AGAs)

The history of the award of BSAs, BCEs and AGAs is set forth in the Section “Description of Share Capital.”

Provisions or Allocations to Pay Pensions, Retirement or Other Benefits for Directors and Management

For the fiscal year ended December 31, 2022, none of the amounts set aside or accrued to provide pension, retirement or similar benefits to our employees was attributable to our administrative, supervisory or management bodies. We have not set aside any provisions to pay pensions, retirement and other benefits for corporate directors. The directors’ compensation does not include any profit-sharing plans.

Functioning of Governing and Management Bodies

Company Management

We are a French limited liability company with a board of directors (société anonyme à conseil d’administration). Since May 5, 2023, our Board has been chaired by our Chief Executive Officer, Mr. de Garidel, who represents us vis-à-vis third parties in his capacity as Chief Executive Officer.

All members of the Board may serve for a maximum of four years, expiring at the end of the shareholders’ meeting called to approve the financial statements from the previous year and held during the year in which the term expires. Members of the Board may be re-elected. They may be dismissed at any time by a decision of the ordinary general meeting of shareholders.

During the fiscal year ended December 31, 2022, the Board met 18 times. The average attendance rate of the Directors was approximately 98%.

Agreements with our Directors and Executive Officers

For a discussion of our agreements with certain of our directors and executive officers, see “Certain Relationships and Related Person Transactions.” Except for the arrangements described in such section, there are no arrangements or understandings between us and any of our other executive officers or directors that provide for benefits upon termination of their employment, other than as required by applicable law.

Limitations on Liability and Indemnification

Under French law, provisions of by-laws that limit the liability of directors are prohibited. However, French law allows sociétés anonyme to contract for and maintain liability insurance against civil liabilities incurred by any of their directors and officers involved in a third-party action, provided that they acted in good faith and within their capacities as directors or officers of Abivax SA. Criminal liability cannot be indemnified under French law, whether directly by us or through liability insurance.

We maintain liability insurance for our directors and officers, including insurance against liability under the Securities Act and we intend to enter into agreements with our directors and executive officers to provide contractual indemnification. With certain exceptions and subject to limitations on indemnification under French law, these agreements will provide for indemnification for damages and expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding arising out of his or her actions in that capacity.

These agreements may discourage shareholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and executive officers, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these insurance agreements.

Certain of our non-employee directors may, through their relationships with their employers or partnerships, be insured and/or indemnified against certain liabilities in their capacity as members of our Board.

In any underwriting agreement we enter into in connection with the sale of ordinary shares (including in the form of ADSs) being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act against certain liabilities.

Employees

As of June 30, 2023, we had 34 full-time employees, consisting of 18 within the research and development department and 16 within the general administrative department. Our employees based in France are subject to the national collective bargaining agreement for the pharmaceutical industry (the convention collective nationale de l’industrie pharmaceutique). We believe that we maintain good relations with our employees. As of June 30, 2023, 25 full-time employees were based in France and nine full-time employees were based in the United States.

We rely on skilled, experienced and innovative employees to conduct the operations of our company. We are committed to building an outstanding, committed team and we focus on a culture that values a focus on scientific innovation, inclusion, collaboration and equity. We focus on recruiting, retaining and developing employees from a diverse range of backgrounds to conduct our research, development, clinical, commercial, marketing and market access activities. We recognize that recruiting, motivating and retaining talented employees is vital to our success. The principal purposes of our equity and cash incentive plans are to attract, retain and reward personnel through the granting of stock-based and cash-based compensation awards, in order to increase stockholder value and the success of our company by motivating such individuals to perform to the best of their abilities and achieve our objectives. We aim to create an equitable, inclusive and empowering environment in which our employees can grow and advance their careers, with the overall goal of developing, expanding and retaining our workforce to support our current pipeline and future business goals. Employees are encouraged to attend scientific, clinical and technological meetings and conferences and have access to broad resources they need to be successful.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Since January 1, 2021, we have engaged in the following transactions with our directors, executive officers and holders of more than 5% of our outstanding voting securities and their affiliates, which we refer to as to our related parties.

Intra-Group Agreements

On April 1, 2022, we acquired 100% of the share capital of Prosynergia S.à.r.L, a Luxembourg biotech company pursuant to the terms of a share purchase agreement entered into on November 15, 2021 (the “Prosynergia SPA”). On December 1, 2021, we granted a loan to Prosynergia, for €1,400,000. On December 12, 2022, we completed a merger with Prosynergia through a Transmission Universelle du Patrimoine (“TUP”) and all of Prosynergia’s assets and liabilities were transferred to us. Following the merger, Prosynergia was dissolved.

Arrangements with our Directors and Executive Officers

Issuances of Securities

We issued (i) 1,964,031 ordinary shares in a private placement on July 27, 2021; (ii) 5,530,000 ordinary shares in a private placement on September 7, 2022; and (iii) 20,000,000 ordinary shares in a private placement on February 23, 2023. The following table summarizes the ordinary shares acquired in connection with these offerings by our executive officers, directors and holders of more than 5% of our outstanding voting securities.

		Entities affiliated with Truffle Capital		Sofinnova Crossover	TCG Crossover	Entities affiliated With Venrock		Deep Track Capital	Invus
Private placement in 2021	Number of ordinary shares purchased (#)	—		261,865	—	—		—	467,000
	Purchase price per share (€)	—		30.55	—	—		—	30.55
Private placement in 2022	Number of ordinary shares purchased (#)	197,000	(1)	584,000	1,688,000	1,463,000	(2)	1,126,000	371,000
	Purchase price per share (€)	8.36		8.36	8.36	8.36		8.36	8.36
Private placement in 2023	Number of ordinary shares purchased (#)	—		1,535,000	2,650,000	1,150,000	(3)	2,000,000	2,150,000
	Purchase price per share (€)	—		6.50	6.50	6.50		6.50	6.50

(1)

Consists of 197,000 ordinary shares subscribed by FCPI BioMedTech, which is controlled by Truffle Capital (“Truffle Capital” and together the “Truffle Entities”), itself controlled at 39.66% (of the share capital) respectively by Dr. Philippe Pouletty, a member of our Board, and Mr. Bernard-Louis Roques. The principal business address of the Truffle Entities is 5 rue de la Baume, 75008, Paris, France.

(2)

Consists of (i) 1,039,900 ordinary shares subscribed by Venrock Healthcare Capital Partners EG, L.P. (“VHCP EG”), (ii) 384,623 ordinary shares subscribed by Venrock Healthcare Capital, Partners III, L.P. (“VHCP III”), and (iii) 38,477 ordinary shares subscribed by VHCP Co-Investment Holdings III, LLC

(“VHCP Co-Investment”). VHCP EG, VHCP III and VHCP Co-Investment are controlled by Venrock (“Venrock” and together the “Venrock Entities”). Venrock Entities are controlled by Dr. Bong Koh and Nimish Shah. The principal business address of the Venrock Entities is 7, Bryant Park, 23rd Floor, New-York, NY 10018, United States.
(3)	Consists of (i) 817,420 ordinary shares subscribed by VHCP EG, (ii) 302,335 ordinary shares subscribed by VHCP III, and (iii) 30,245 ordinary shares subscribed by VHCP Co-Investment.

We further issued 374 ordinary shares on November 9, 2020 to the benefit of Mr. Didier Blondel, our Chief Financial Officer and Board Secretary. Following his exercise of 374 BCE-2017-1, he holds 374 ordinary shares at an issue price per share equal to €6.39.

We further issued royalty certificates on September 7, 2022 to each of FCPI BioMedTech, Deep Track Biotechnology Master Fund, Ltd., Sofinnova Crossover I SLP, TCG Crossover Fund I, L.P., Invus Public Equities, L.P., and VHCP III. The terms and conditions of these royalty certificates are further detailed in an exhibit to this registration statement for the global offering of which this prospectus forms a part.

Director and Executive Officer Compensation

We are parties to employment agreements and other compensation arrangements, including equity compensation arrangements, with our directors and executive officers in the ordinary course of business. See “Compensation and Benefits—Compensation of Chief Executive Officer” for information regarding compensation of the Directors and Executive Officers.

We have entered into employment agreements with each of our executive officers, except for our Chief Executive Officer, who is a corporate officer (mandataire social) with whom we have entered into a management contract.

Our Chief Executive Officer has been appointed for a term lasting until the end of the Board meeting following the general meeting of shareholders held to approve the financial statements for the year ending December 31, 2026. He has also been appointed as Chairman of the Board for a term lasting until the end of the Board meeting following the general meeting of shareholders held to approve the financial statements for the year ending December 31, 2024. In case of termination of the Chief Executive Officer as a result of (i) non-renewal, (ii) revocation except for gross negligence or willful misconduct and/or (iii) resignation justified by invalidity or health issues or Mr. de Garidel’s definitive retirement (a “Qualifying Departure”), Mr. de Garidel shall be entitled to a severance payment equal to 12 months of the higher of either (i) the monthly average fixed remuneration and variable remuneration received by Mr. de Garidel during the 12-month period preceding the effective date of the Qualifying Departure, or (ii) the monthly average fixed remuneration received by Mr. de Garidel during the 12-month period preceding the effective date of the Qualifying Departure plus 1/12th of the variable remuneration for the financial year immediately preceding the date of the Qualifying Departure, irrespective of the date of payment of that variable remuneration.

In February 2023, we entered into an offer letter with Dr. Sloan. Dr. Sloan may terminate his employment with us without good reason (as defined in his offer letter), and we may terminate his employment with us without cause (as defined in his offer letter) upon four months of notice. If Dr. Sloan’s employment is terminated by us without cause or Dr. Sloan resigns with good reason (as defined in his offer letter), then he will be entitled to receive severance pay in an amount equal to (i) six months of his then-current base compensation, (ii) prorated portion of the variable compensation and (iii) any premiums for healthcare plans provided by us (including any eligible COBRA coverage) for the earlier of a period of six months from the date of termination and the date on which Dr. Sloan becomes eligible to receive such benefits with a new employer. The offer letter also includes a non-competition provision lasting during and for six months following his employment with us.

In April 2023, we entered into an offer letter with Mr. Ferguson. Mr. Ferguson may terminate his employment with us without good reason (as defined in his offer letter), and we may terminate his employment with us without cause (as defined in his offer letter) upon four months of notice. If Mr. Ferguson’s employment is terminated by us without cause or Mr. Ferguson resigns with good reason (as defined in his offer letter), then he will be entitled to receive severance pay in an amount equal to (i) six months of his then-current base compensation, (ii) prorated portion of the variable compensation and (iii) any premiums for healthcare plans provided by us (including any eligible COBRA coverage) for the earlier of a period of six months from the date of termination and the date on which Mr. Ferguson becomes eligible to receive such benefits with a new employer. The offer letter also includes a non-competition provision lasting during and for six months following his employment with us.

Each of our executive officers has agreed to maintain the confidentiality of any confidential information, both during and after the employment/management agreement expires or is earlier terminated. In addition, they are subject to loyalty and confidentiality obligations and certain of them are bound by a non-solicitation covenant that prohibits such executive officer from soliciting our customers, or soliciting or hiring our executive employees and those of our employees working in the same team as our executive officer, during his or her employment/office and for one year after the termination of his or her employment/office.

Share Warrants (bons de souscription d’actions)

Since January 1, 2021, we have not granted any share warrants or founder’s warrants to employees, consultants or directors.

Intellectual Property Assignment

On July 7, 2021, we entered into an intellectual property assignment agreement with Hartmut Ehrlich, who served as our Chief Executive Officer until May 5, 2023. The purpose of this agreement is to transfer to us all the intellectual property rights held by Dr. Hartmut Ehrlich on certain patents of which he is a co-inventor. No compensation has been paid in respect of this transfer.

Free Shares (attributions gratuites d’actions)

During the year ended December 31, 2022, Dr. Hartmut Ehrlich received long-term remuneration in the form of a grant of free shares. As of June 30, 2023, all of these free shares have become null and void, as the performance conditions applicable to such free shares have not been met.

We further entered into a transition protocol with Dr. Hartmut Ehrlich, our previous Chief Executive Officer, according to which he was granted by a Board decision on July 11, 2023 100,000 free shares that are subject to the achievement of specific performance conditions.

Moreover, pursuant to a Board decision on July 11, 2023, we have allocated a total number of 1,382,796 free shares to Mr. Marc de Garidel, as our current Chief Executive Officer, to which performance conditions and presence conditions apply.

Transition Protocol

In light of Dr. Hartmut Ehrlich’s upcoming retirement and in order to ensure a smooth transition with our new Chief Executive Officer and protect our interests, the Board approved, during its meeting on April 18, 2023, the entering into a transition protocol with Dr. Hartmut Ehrlich which provides that Dr. Hartmut Ehrlich will:

•	be entitled to the payment of a departure indemnity equal to €1,209,825;

•	agree to be bound by a non-compete undertaking for a duration of twelve months following the termination of his role as Chief Executive Officer (not compensated);

•	remain our employee on a part-time basis until December 31, 2023 in a capacity as advisor to the new Chief Executive Officer against payment of a total compensation of €100,000; and

•	be eligible to receive up to 100,000 free shares depending on the achievement of specific performance conditions.

We entered into this transition protocol on April 18, 2023.

The payment of Dr. Hartmut Ehrlich’s departure indemnity will be subject to shareholders’ approval pursuant to Article L. 22-10-34 of the French Commercial Code. The entering into the transition protocol is subject to the procedure applicable to related-party agreements.

Indemnification Agreements

We intend to enter into indemnification agreements with our Board members and the members of our executive management. See the section of this prospectus titled “Management—Limitations on Liability and Indemnification.”

Related Person Transaction Policy

We comply with French law regarding approval of transactions with related parties. In particular, in accordance with article L.225-38 and seq. of the French Commercial Code, transactions with our general managers, directors, shareholders holding more than 10% of the voting rights of the company and any company controlling a shareholder holding more than 10% of our voting rights, other than transactions in the ordinary course of business and at arm’s length, are (i) subject to a prior approval by the Board, (ii) reported to the statutory auditors who must then prepare a report on such transaction, and (iii) ratified by the our shareholders at the annual general meeting.

In addition, we have adopted a related-party transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related-party transactions. For purposes of our policy only, a related-party transaction is defined as (1) any individual or series of financial transactions, arrangements or relationships (including any indebtedness or guarantee of indebtedness), in which we and any related parties are, were or will be participants, or otherwise have a direct or indirect interest, or (2) any agreement or similar transaction under French law which falls within the scope of Article L. 225-38 of the French Commercial Code. For purposes of this policy, a related party is any person who is or at any time since the beginning of the our last fiscal year was, a director, director nominee, executive officer, beneficial owner of more than 10% of any class of our voting securities or any immediate family member(s) of the foregoing persons, or any firm, corporation or other entity in which any of the foregoing persons is employed or is a partner or principal or in a similar position or in which such person has more than a 10% beneficial ownership interest. Under the policy, related-party transactions must be reported to us by the relevant related parties. If a transaction has been identified as a related-party transaction, management must present information regarding the related-party transaction to our Board for review, consideration and approval or ratification. Regarding certain transactions, our Board may appoint an independent expert whenever the signing of a related person transaction is likely to have a material impact on our balance sheet or results. In this case, this expert review will be mentioned in the special report of the statutory auditors and disclosed to the public subject, as the case may be, to any information likely to adversely affect trade secret. Our Board may also seek the opinion of the audit committee and/or of the independent statutory auditors if there is any doubt about the qualification of a related person transaction subject to his evaluation. When submitted to our Board’s review, the persons who have a direct or indirect interest in the transaction shall not participate in its review.

PRINCIPAL SHAREHOLDERS

The following table and accompanying footnotes set forth information with respect to the beneficial ownership of our ordinary shares as of June 30, 2023 for:

•	each beneficial owner, known by us, of more than 5% of our outstanding ordinary shares;

•	each of our directors and executive officers individually; and

•	all of our directors and executive officers as a group.

To our knowledge, as of June 30, 2023, approximately 20,223,539 ordinary shares, or 47.53% of our outstanding ordinary shares, were held of record by          residents of the United States. To our knowledge, as of June 30, 2023, approximately 10,026,568 ordinary shares, or 23.57% of our outstanding ordinary shares, were held in bearer form and, accordingly, it is not possible for us to ascertain if such ordinary shares are held by persons located in the United States. See “Description of Share Capital—Form, Holding and Transfer of Shares (Articles 10 and 11 of the By-Laws).”

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of June 30, 2023. The percentage ownership information shown in the table prior to the global offering is based upon 42,536,081 ordinary shares outstanding as of June 30, 2023 (excluding 11,487 treasury shares issued by us). The percentage ownership information shown in the table after the global offering is based upon ordinary shares outstanding (excluding 11,487 treasury shares issued by us), assuming the sale of ordinary shares (which may be in the form of ADSs) by us in the global offering and no exercise of the underwriters’ option to purchase additional ADSs and/or ordinary shares. The percentage ownership information shown in the table after the global offering if the underwriters’ option to purchase additional ADSs and/or ordinary shares is exercised in full is based upon ordinary shares outstanding (excluding 11,487 treasury shares issued by us), assuming the sale of ordinary shares (which may be in the form of ADSs) by us in the global offering and the exercise in full of the underwriters’ option to purchase additional ADSs and/or ordinary shares.

Except as otherwise indicated, the table below does not reflect any ordinary shares that may be purchased in the global offering, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding ordinary shares subject to options and warrants held by that person that are immediately exercisable or exercisable within 60 days of June 30, 2023. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

The information in the table below is based on information known to us or ascertained by us from public filings made by the shareholders (which may be in the form of ADSs). Except as otherwise indicated in the table below, addresses of the directors, executive officers and named beneficial owners are in care of Abivax SA, 7-11 boulevard Haussmann, 75009 Paris, France. Our major shareholders do not have any special voting rights.

NAME OF BENEFICIAL OWNER	NUMBER OF ORDINARY SHARES BENEFICIALLY OWNED BEFORE GLOBAL OFFERING	PERCENTAGE OF ORDINARY SHARES BENEFICIALLY OWNED		PERCENTAGE OF VOTING POWER+
		BEFORE GLOBAL OFFERING	AFTER GLOBAL OFFERING	BEFORE GLOBAL OFFERING	AFTER GLOBAL OFFERING
5% Shareholders:
Entities affiliated with Truffle Capital(1)	4,869,850	11.45%		18.37%
TCG Crossover(2)	4,338,000	10.20%		8.74%
Invus(3)	4,191,422	9.85%		8.45%
Sofinnova Crossover(4)	4,064,739	9.55%		11.58%
Deep Track Capital(5)	3,126,000	7.35%		6.30%
Entities affiliated with Venrock(6)	2,613,000	6.14%		5.26%

Directors and Officers:
Marc de Garidel	38,145	*		*
Didier Blondel(7)	67,374	*		*
Pierre Courteille(8)	67,374	*		*
Sheldon Sloan	—	—		—
Michael Ferguson	—	—		—
June Lee	—	—		—
Troy Ignelzi	—	—		—
Carol L. Brosgart(9)	16,400	*		*
Corinna zur Bonsen-Thomas(10)	16,400	*		*
Kinam Hong (representing Sofinnova Partners)	—	—		—
Antonino Ligresti (representing Santé Holdings SRL)(11)	838,465	1.97%		2.70%
Philippe Pouletty (representing Truffle Capital)	275,000	*		1.11%
All directors and officers as a group (12 persons)	1,319,158	3.10%		4.21%

*	Represents beneficial ownership of less than 1%.
+

A double voting right is attached to each registered ordinary share (except treasury share) that is held in the name of the same shareholder for at least two years. For additional information, see “Description of Share Capital—Attendance and Voting at Shareholders’ Meetings.”

(1)

Consists of (i) 2,213,333 ordinary shares held by FCPR Truffle Capital II (“Truffle Capital II”), (ii) 1,357,639 ordinary shares held by FCPI UFF Innovation 7 (“UFF Innovation 7”), (iii) 119,000 ordinary shares held by FCPI UFF Innovation 15 (“UFF Innovation 15”), (iv) 171,600 ordinary shares held by FCPI Fortune 4 (“FCPI Fortune 4”), (v) 91,973 ordinary shares held by FCPI Fortune 3 (“FCPI Fortune 3”) (vi) 157,100 ordinary shares held by FCPI UFF Innovation 12 (“UFF Innovation 12”), (vii) 193,900 ordinary shares held by FCPI UFF Innovation 8 (“UFF Innovation 8”), (viii) 103,400 ordinary shares held by FCPI UFF Innovation 14 (“UFF Innovation 14”), (ix) 84,983 ordinary shares held by FCPI Truffle Fortune 5 (“FCPI Fortune 5”), (x) 54,120 ordinary shares held by FCPI UFF Innovation 16 (“UFF Innovation 16”), (xi) 28,263 ordinary shares held by FCPI Truffle Fortune 6 (“FCPI Fortune 6”), (xii) 23,493 ordinary shares held by FCPI UFF Innovation 17 (“UFF Innovation 17”), (xiii) 16,394 ordinary shares held by FCPI Truffle Innocroissance 2015 (“Truffle Innocroissance 2015”), (xiv) 36,400 ordinary shares held by Truffle Developpement (“Truffle Developpement”), (xv) 21,252 ordinary shares held by FCPI Truffle

Innocroissance 2018 (“Truffle Innocroissance 2018”) and (xvi) 197,000 ordinary shares held by FCPI BioMedTech (“BioMedTech”). Truffle Capital II, UFF Innovation 7, UFF Innovation 15, FCPI Fortune 4, FCPI Fortune 3, UFF Innovation 12, UFF Innovation 8, UFF Innovation 14, FCPI Fortune 5, UFF Innovation 16, FCPI Fortune 6, UFF Innovation 17, Truffle Innocroissance 2015, Truffle Developpement, Truffle Innocroissance 2018 and BioMedTech are controlled by Truffle Capital (“Truffle Capital” and together the “Truffle Entities”), itself controlled at 39.66% (of the share capital) respectively by Dr. Philippe Pouletty and Mr. Bernard-Louis Roques. The principal business address of the Truffle Entities is 5 rue de la Baume, 75008, Paris, France.
(2)

Consists of 4,338,000 ordinary shares held by TCG Crossover Management, LLC. (“TCG Crossover”) acting on behalf of funds it manages. TCG Crossover is controlled by TCG Crossover GP I, LLC (“TCG Crossover GP” and together the “TCG Crossover Entities”), itself controlled at the highest level by its managing partners. TCG Crossover declares that it acts independently of the persons who control it, in accordance with the conditions set out in Articles L. 233-9 II of the French Commercial Code and 223-12 and 223-12-1 of the General Regulation of the AMF. The principal business address of the TCG Crossover Entities is c/o Corporation Trust Center 1209 Orange St., DE 19801, United States.

(3)

Consists of 4,191,422 ordinary shares held by Invus Public Equities, L.P. (“Invus”). The latter is controlled by Mr. Pascal Minne. The registered address of the Invus is Clarendon House, 2 Church Street, Hamilton HM11, Îles des Bermudes.

(4)

Consists of 4,064,739 ordinary shares held by Sofinnova Crossover I SLP (“Sofinnova Crossover”). Sofinnova Crossover is controlled by Sofinnova Partners (“Sofinnova Partners” and together the “Sofinnova Entities”). The principal business address of the Sofinnova Entities is 7-11 boulevard Haussmann, 75009 Paris, France.

(5)

Consists of 3,126,000 ordinary shares held by Deep Track Biotechnology Master Fund, Ltd. (“Deep Track Fund”) acting on behalf of funds it manages. Deep Track Fund is controlled by Deep Track Capital GP, LLC. The latter is controlled by Mr. David Kroin who is also its managing member. The principal business address of the Deep Track Entities is 200 Greenwich Avenue 3rd Floor, Greenwich, CT 06830, United States.

(6)

Consists of (i) 1,857,320 ordinary shares held by Venrock Healthcare Capital Partners EG, L.P. (“VHCP EG”), (ii) 686,958 ordinary shares held by Venrock Healthcare Capital, Partners III, L.P. (“VHCP III”), and (iii) 68,722 ordinary shares held by VHCP Co-Investment Holdings III, LLC (“VHCP Co-Investment”). VHCP EG, VHCP III and VHCP Co-Investment are controlled by Venrock (“Venrock” and together the “Venrock Entities”). Venrock Entities are controlled by Dr. Bong Koh and Nimish Shah. The principal business address of the Venrock Entities is 7, Bryant Park, 23rd Floor, New-York, NY 10018, United States.

(7)	Includes up to 67,000 ordinary shares issuable upon the exercise of options and warrants that are immediately exercisable or exercisable within 60 days of June 30, 2023.
(8)	Includes up to 67,373 ordinary shares issuable upon the exercise of options and warrants that are immediately exercisable or exercisable within 60 days of June 30, 2023.
(9)	Includes up to 16,400 ordinary shares issuable upon the exercise of options and warrants that are immediately exercisable or exercisable within 60 days of June 30, 2023.
(10)	Includes up to 16,400 ordinary shares issuable upon the exercise of options and warrants that are immediately exercisable or exercisable within 60 days of June 30, 2023.
(11)

Includes up to 96,924 ordinary shares issuable upon the exercise of options and warrants that are immediately exercisable or exercisable within 60 days of June 30, 2023. Dr. Ligresti will resign from our Board in September 2023 in application of age limit rules, at which time a successor will be appointed.

DESCRIPTION OF SHARE CAPITAL

General

We were incorporated as a société anonyme (limited liability company), on December 4, 2013 and registered at the Paris Trade and Company Register on December 27, 2013 for a period of 99 years until December 22, 2112, subject to extension or early dissolution, under the number 799 363 718. Our corporate purpose in France and abroad includes the research, development and marketing of therapeutic and prophylactic vaccines and small therapeutic molecules that primarily have applications in the anti-infective field, as set forth in Article 4 of our by-laws. We may participate, by any means, directly or indirectly in any operations that may be related to our purpose through the creation of new companies, contribution, subscription or purchase of company securities or rights, merger or otherwise, creation, acquisition, leasing, management lease of any businesses or establishments. Our principal executive offices are located at 7-11 boulevard Haussmann, 75009 Paris, France, and our telephone number is +33 (0) 1 53 83 08 41.

The following description of our by-laws and share capital does not purport to be complete and is qualified in its entirety by reference to our by-laws as of the date of this prospectus. Copies of our by-laws may be obtained from the Trade and Company Registry (Greffe du Registre du Commerce et des Sociétés) of Paris, France or our corporate headquarters and are filed as an exhibit to this registration statement for the global offering of which this prospectus forms a part.

Share Capital

Share Capital History

As of December 31, 2022, our share capital amounts to €223,131.85 and is divided into 22,313,185 ordinary shares of €0.01 par value each after taking into account:

	NUMBER OF SHARES	PAR VALUE	AMOUNT OF PAID UP CAPITAL
		(€)	(€)
Ordinary Shares	22,313,185	0.01	€223,131.85

Total	22,313,185	0.01	€223,131.85

All of the shares are fully subscribed and paid. As of the date of this prospectus, we have not issued securities that do not represent our share capital.

The table below shows the changes in our share capital over the last three fiscal years.

Date	Type of operation	Prior Share Capital (€)	Premium (€)	Number of shares created	Total number of shares after issuance	Nominal value (€)	Share capital after transaction (€)	Issue price per share (€)
07/01/2020	Exercise of BCE-2016-1	122,019.59	9,659	1,300	12,203,259	0.01	122,032.59	7.44
11/01/2020	Exercise of BSA-2014-3	122,032.59	0	16,400	12,219,659	0.01	122,196.59	0.01
16/01/2020	Exercise of BCE-2016-1	122,196.59	22,290	3,000	12,222,659	0.01	122,226.59	7.44
17/01/2020	Exercise of BCE-2018-1	122,226.59	89,50	10	12,222,669	0.01	122,226.69	8.96
22/01/2020	Exercise of BCE-2016-1	122,226.69	10,402	1,400	12,224,069	0.01	122,240.69	7.44

Date	Type of operation	Prior Share Capital (€)	Premium (€)	Number of shares created	Total number of shares after issuance	Nominal value (€)	Share capital after transaction (€)	Issue price per share (€)
11/02/2020	Exercise of BCE-2016-1	122,240.69	11,888	1,600	12,225,669	0.01	122,256.69	7.44
17/03/2020	Exercise of BSA-2014-7	122,256.69	0	2,600	12,228,269	0.01	122,282.69	0.01
29/07/2020	Exercise of BSA-2014-7	122,282.69	0	2,600	12,230,869	0.01	122,308.69	0.01
30/10/2020	Conversion of convertible bonds	122,308.69	3,995,356.91	464,309	12,695,178	0.01	126,951.78	8.60
02/11/2020	Capital increase through issue of new shares	126,951.78	27,983,789.90	1,620,370	14,315,548	0.01	143,155.48	17.28
09/11/2020	Exercise of BCE-2017-1	143,155.48	2,386.12	374	14,315,922	0.01	143,159.22	6.39
30/11/2020	Exercise of BCE-2018-5	143,159.22	5,490	750	14,316,672	0.01	143,166.72	7.33
02/12/2020	Exercise of BCE-2016-1	143,166.72	12,623.57	1,699	14,318,371	0.01	143,183.71	7.44
08/12/2020	Exercise of BCE-2018-1	143,183.71	17,005	1,900	14,320,271	0.01	143,202.71	8.96
04/01/2021	Exercise of BCE-2018-1	143,202.71	8,950	1,000	14,321,271	0.01	143,212.71	8.96
05/01/2021	Exercise of BCE-2016-1	143,212.71	5,944	800	14,322,071	0.01	143,220.71	7.44
05/01/2021	Exercise of BCE-2018-1	143,220.71	17,900	2,000	14,324,071	0.01	143,240.71	8.96
05/01/2021	Exercise of BCE-2018-5	143,240.71	9,150	1,250	14,325,321	0.01	143,253.21	7.33
07/01/2021	Exercise of BCE-2016-1	143,253.21	14,860	2,000	14,327,321	0.01	143,273.21	7.44
08/01/2021	Exercise of BSA-2018-1	143,273.21	131,856	16,400	14,343,721	0.01	143,437.21	8.05
11/01/2021	Exercise of BCE-2017-3	143,437.21	11,13	1	14,343,722	0.01	143,437.22	11.14
12/01/2021	Exercise of BCE-2018-3	143,437.22	7,320	1,000	14,344,722	0.01	143,447.22	7.33
22/01/2021	Exercise of BCE-2016-1	143,447.22	11,145	1,500	14,346,222	0.01	143,462.22	7.44
28/01/2021	Exercise of BCE-2018-3	143,462.22	7,320	1,000	14,347,222	0.01	143,472.22	7.33
28/01/2021	Exercise of BCE-2017-3	143,472.22	523,343.73	47,021	14,394,243	0.01	143,942.43	11.14
01/02/2021	Exercise of BCE-2018-3	143,942.43	21,960	3,000	14,397,243	0.01	143,972.43	7.33
02/02/2021	Exercise of BCE-2018-3	143,972.43	21,960	3,000	14,400,243	0.01	144,002.43	7.33
09/02/2021	Exercise of BCE-2018-3	144,000.43	29,280	4,000	14,404,243	0.01	144,042.43	7.33
22/02/2021	Exercise of BCE-2018-3	144,032.43	14,640	2,000	14,406,243	0.01	144,062.43	7.33
02/03/2021	Exercise of BCE-2016-1	144,062.43	17,089	2,300	14,408,543	0.01	144,085.43	7.44

Date	Type of operation	Prior Share Capital (€)	Premium (€)	Number of shares created	Total number of shares after issuance	Nominal value (€)	Share capital after transaction (€)	Issue price per share (€)
02/03/2021	Exercise of BCE-2018-3	144,085.43	20,810.76	2,843	14,411,386	0.01	144,113.86	7.33
03/03/2021	Exercise of BCE-2017-3	144,113.86	3,895.5	350	14,411,736	0.01	144,117.36	11.14
25/05/2021	Exercise of Kepler BSAs	144,117.36	2,998,800	120,000	14,531,736	0.01	145,317.36	25.00
26/05/2021	Exercise of Kepler BSAs	145,317.36	1,249,500	50,000	14,581,736	0.01	145,817.36	25.00
31/05/2021	Exercise of Kepler BSAs	145,817.36	519,800	20,000	14,601,736	0.01	146,017.36	26.00
02/06/2021	Exercise of BCE-2017-4	146,017.36	11,13	1	14,601,737	0.01	146,017.37	11.14
03/06/2021	Exercise of Kepler BSAs	146,017.37	573,980	22,000	14,623,737	0.01	146,237.37	26.10
15/06/2021	Exercise of BCE-2016-1	146,237.37	18,575	2,500	14,626,237	0.01	146,262.37	7.44
24/06/2021	Exercise of Kepler BSAs	146,262.37	549,800	20,000	14,646,237	0.01	146,462.37	27.50
25/06/2021	Exercise of Kepler BSAs	146,462.37	146,450	5,000	14,651,237	0.01	146,512.37	29.30
29/06/2021	Exercise of Kepler BSAs	146,512.37	288,100	10,000	14,661,237	0.01	146,612.37	28.82
30/06/2021	Exercise of Kepler BSAs	146,612.37	282,800	10,000	14,671,237	0.01	146,712.37	28.29
01/07/2021	Exercise of BCE-2017-5	146,712.37	22,260	2,000	14,673,237	0.01	146,732.37	11.14
02/07/2021	Exercise of Kepler BSAs	146,732.37	539,800	20,000	14,693,237	0.01	146,932.37	27.00
05/07/2021	Exercise of Kepler BSAs	146,932.37	944,650	35,000	14,728,237	0.01	147,282.37	27.00
22/07/2021	Capital increase through issuance of new shares	147,282.37	59,981,506.74	1,964,031	16.692.268	0.01	166,922.68	30.55
06/09/2021	Exercise of BCE-2017-3	166,922.68	11,731.02	1,054	16,693,322	0.01	166,933.22	11.14
09/09/2021	Exercise of BCE-2016-1	166,933.22	22,327.15	3,005	16,696,327	0.01	166,963.27	7.44
09/09/2021	Exercise of BCE-2016-1	166,963.27	2,972	400	16,696,727	0.01	166,967.27	7.44
10/09/2021	Exercise of BCE-2016-1	166,967.27	74,292.57	9,999	16,706,726	0.01	167,067.26	7.44
20/09/2021	Exercise of BCE-2016-1	167,067.26	22,282.57	2,999	16,709,725	0.01	167,097.25	7.44
18/10/2021	Exercise of BCE-2018-1	167,097.25	8,950	1,000	16,710,725	0.01	167,107.25	8.96
20/10/2021	Exercise of BCE-2016-1	167,107.25	22,245.42	2,994	16,713,719	0.01	167,137.19	7.44
20/10/2021	Exercise of BCE-2018-5	167,137.19	25,005.12	3,416	16,717,135	0.01	167,171.35	7.33
25/10/2021	Exercise of BCE-2018-1	167,171.35	8,950	1,000	16,718,135	0.01	167,181.35	8.96

Date	Type of operation	Prior Share Capital (€)	Premium (€)	Number of shares created	Total number of shares after issuance	Nominal value (€)	Share capital after transaction (€)	Issue price per share (€)
25/10/2021	Exercise of BCE-2017-5	167,181.35	11,130	1,000	16,719,135	0.01	167,191.35	11.14
30/11/2021	Exercise of BCE-2018-2	167,191.35	187,950	21,000	16,740,135	0.01	167,401.35	8.96
21/12/2021	Exercise of BCE-2018-2	167,401.35	214,048.20	23,916	16,764,051	0.01	167,640.51	8.96
08/03/2022	Exercise of BCE-2018-5	167,640.51	2,444.88	334	16,764,385	0.01	167.643,85	7.33
30/05/2022	Exercise of BSA-2014-3	167.643,85	0	18,800	16,783,185	0.01	167,831.85	0.01
07/09/2022	Capital increase through issue of new shares	167,831.85	46,175,500	5,530,000	22,313,185	0.01	223,131.85	8.36
20/01/2023	Exercise of BCE-2014-4	233,131.85	0	18,400	22,331,585	0.01	223,315.85	0.01
27/02/2023	Capital increase through issue of new shares	223,315.85	129,800,000	20,000,000	42,331,585	0.01	423,315.85	6.50
10/05/2023	Exercise of BSA-2014-3	423,315.85	0	16,400	42,347,985	0.01	423,479.85	0.01
24/05/2023	Exercise of BSA-2018-KREOS-A	423,479.85	488,786.40	67,887	42,415,872	0.01	424,158.72	7.21
24/05/2023	Exercise of BSA-2018-KREOS-b	424,158.72	338,830.24	31,696	42,447,568	0.01	424,475.68	10.70
19/06/2023	Exercise of BCE-2014-2	424,475.68	0	100,000	42,547,568	0.01	425,475.68	0.01

Shareholders’ Meetings and Voting Rights (Articles 12, 22, 23, 24, 25 and 26 of the By-Laws)

General

In accordance with the French Commercial Code (Code de Commerce), there are three types of shareholders’ meetings: ordinary, extraordinary and special.

Ordinary shareholders’ meetings are required to elect, replace or remove directors, appoint independent statutory auditors, approve the annual financial statements, approve share repurchase programs, declare dividends or authorizing dividends to be paid in shares and approve regulated agreements. In addition, pursuant to AMF recommendation, French listed companies may be required to conduct a consultation of the Ordinary Shareholders Meeting prior to the disposal of the majority of their assets, under certain conditions.

Extraordinary shareholders’ meetings are required for approval of matters such as amendments to our by-laws, including amendments required in connection with extraordinary corporate actions (i.e., changing our name, corporate purpose or registered office, increasing or decreasing our share capital and creating a new class of equity securities (ordinary or preferred shares)). Shareholders’ rights may be modified as allowed by French law. Only the extraordinary shareholders’ meeting is authorized to amend any and all provisions of our by-laws. It may not, however, increase shareholder commitments without the prior approval of each shareholder.

Special meetings of holders of a certain category of shares or of securities giving access to our share capital are required for any modification of the rights relating to such categories of shares. The resolutions of the shareholders’ meeting modifying these rights are effective only after they have been approved by the relevant special meeting.

Special Voting Rights of Warrant Holders

Under French law, the holders of warrants of the same class (i.e., warrants that were issued at the same time and with the same rights), including founder’s share warrants, are entitled to vote as a separate class at a general meeting of that class of warrant holders under certain circumstances, principally in connection with any proposed modification of the terms and conditions of the class of warrants or any proposed issuance of preferred shares or any modification of the rights of any outstanding class or series of preferred shares.

Shareholders’ Meetings

Our Board convenes an annual ordinary shareholders’ meeting for the approval of the annual financial statements. This meeting is held within six months of the end of each fiscal year. This period may be extended by an order of the President of the French Commercial Court (Tribunal de Commerce) at the request of the Board. The Board may also convene an ordinary or extraordinary shareholders’ meeting upon proper notice at any time during the year.

If the Board fails to convene a shareholders’ meeting at the shareholders’ request, our statutory auditors may call the meeting. In the event of bankruptcy, the liquidator or court-appointed agent may also call a shareholders’ meeting. In addition, any of the following may request the President of the French Commercial Court to appoint an agent to convene the shareholders’ meeting: one or several shareholders holding at least 5% of our share capital, any interested party in cases of urgency, the workers council in cases of urgency or duly qualified associations of shareholders who have held their shares in registered form for at least two years and who together hold a minimum number of the voting rights of our share capital. Shareholders holding a majority of the share capital or voting may also convene a shareholders’ meeting after the filing of a public offer or sale of a controlling interest in our share capital.

Shareholders’ meetings shall be chaired by the chairperson of the Board or, in his or her absence, by a Deputy chairperson or by a director elected for this purpose. Failing that, the meeting itself shall elect a chairperson. Vote counting shall be performed by the two members of the meeting who are present and accept such duties, who represent, either on their own behalf or as proxies, the greatest number of votes.

Notice of Shareholders’ Meeting

We are subject to French law requirements in relation to notice of shareholders’ meetings and announce shareholders’ meetings at least 35 days in advance by means of a preliminary notice published in the Bulletin des annonces légales obligatoires (BALO), as well as on our website at least 21 days prior to the meeting. At least 15 days prior to the date set for a shareholders’ meeting, or ten days if it is a second call, we must publish a final notice in accordance with French law requirements. In addition to the particulars relative to us, the final notice indicates, notably, the meeting’s agenda and the draft resolutions that will be presented. The requests for recording of issues or draft resolutions on the agenda must be addressed to the company under the conditions provided for in the current legislation.

In general, shareholders can only take action at shareholders’ meetings on matters listed on the agenda for the meeting. As an exception to this rule, shareholders may take action, among other things, with respect to the dismissal of directors, even if these actions have not been included on the agenda. The Board must submit properly proposed resolutions to a vote of the shareholders. When a shareholder submits a blank proxy form without naming a representative, his vote is deemed to be in favor of the resolutions (or amendments) proposed or recommended by the Board and against all others. As of the date of the publication of the final notice of a meeting but no later than four business days before the shareholders’ meeting, any shareholder may submit written questions to the Board relating to the agenda for the meeting. The Board must respond to these questions during the meeting. A common answer can be given to several questions if they have the same content or bear on the same topic. The answer to a written question is deemed to have been given insofar as it is published on our website in a section devoted to questions and answers.

Agenda and Conduct of Annual Shareholders’ Meetings.

The agenda of the shareholders’ meeting shall appear in the notice to convene the meeting and is set by the author of the notice. The shareholders’ meeting may only deliberate on the items on the agenda except for the removal of directors and the appointment of their successors which may be put to vote by any shareholder during any shareholders’ meeting. Pursuant to French law and our current share capital, one or more shareholders representing 5% of our share capital may request the inclusion of items or proposed resolutions on the agenda. Such request must be received at the latest on the 25th day preceding the date of the shareholders’ meeting, and in any event no later than the 20th day following the date of the convening notice to the shareholders’ meeting.

Attendance and Voting at Shareholders’ Meetings

Ownership of one share implies, ipso jure, adherence to our by-laws and the decision of the shareholders’ meeting.

The voting rights attached to equity or dividend shares are proportional to the percentage of the share capital they represent. Each share entitles the holder to one vote.

However, a double voting right compared to that conferred to other shares with regard to the percentage of share capital they represent is allocated to all fully paid-up ordinary shares with proof of being held in registered form by the same owner for at least two (2) years. Under French law, treasury shares or ordinary shares held by entities controlled by us are not entitled to voting rights and do not count for quorum purposes. Purchasers of ADSs or ordinary shares in this global offering, in the open market following the completion of this global offering or in subsequent offerings will be unlikely to meet the requirements to have double voting rights attach to any ordinary shares held by them.

In order to participate in any general meeting, shareholders are required to have their shares registered under the conditions and time limits provided for the applicable laws before such general meeting in their name or in the name of an intermediary registered on their behalf, either in the registered shares shareholder account or in the bearer shares shareholder account.

Proxies and Votes by Mail or Videoconference

In general, all shareholders who have properly registered and fully paid their shares or duly presented a certificate from their accredited intermediary may participate in shareholders’ meetings. Shareholders may participate in shareholders’ meetings either in person, by proxy or by mail or, if provided for by the by-laws, by videoconference or by any means of telecommunications in accordance with applicable regulations, if the Board provides for such possibility when convening the meeting.

Proxies are sent to any shareholder upon request. In order to be counted, such proxies must be received at our registered office, or at any other address indicated on the notice convening the meeting, prior to the date of the meeting. A shareholder may grant proxies to his or her spouse, civil partner, to another shareholder or to any other person (individual or legal) of his/her/its choice. A shareholder that is a corporation may grant proxies to a legal representative. A shareholder who is a non-resident of France may be represented at a shareholders’ meeting by an intermediary registered under the conditions set forth by French law. Alternatively, the shareholder may send a blank proxy to us without nominating a representative.

With respect to votes by mail, we will send shareholders a voting form. The completed form must be returned to us at least three days prior to the date of the shareholders’ meeting. The final date for returning votes by mail is disclosed in the notice of meeting published in accordance with French law requirements. Under our by-laws, shareholders’ meetings by means of telecommunications permitting their identification are possible if the Board so determines in the preliminary or final notice of the meeting. Shareholders voting by proxy, mail, authorized intermediary or, if provided for in the preliminary or final notice of the meeting by any means of telecommunications permitting them to be identified, will be considered to be present at the meeting for the computation of the quorum and the majority.

A shareholder who has voted by correspondence will no longer be able to participate directly in the meeting or to be represented. In the case of returning the proxy form and the voting by correspondence form, the proxy form is taken into account, subject to the votes cast in the voting by correspondence form.

Quorum

For an ordinary shareholders’ meeting to be quorate, one-fifth of the holders of shares entitled to voting rights must be present in person or vote by mail or by proxy or by authorized intermediary or by any means of telecommunication permitting their identification. An extraordinary shareholders’ meeting is quorate if one-fourth of the holders of shares entitled to voting rights are present or vote by mail or by proxy or by authorized intermediary or by any means of telecommunication. As an exception, an extraordinary shareholders’ meeting deciding upon a share capital increase by capitalization of reserves, profits or share premium has the same quorum requirement as an ordinary shareholders’ meeting.

If the requirements for a quorum are not satisfied, the meeting is adjourned. When an adjourned ordinary shareholders’ meeting is resumed, there is no quorum requirement. Extraordinary shareholders’ meetings require a quorum of one-fifth of the holders of shares entitled to voting rights. If a quorum is not present, the reconvened meeting may be adjourned for a maximum of two months. No deliberation by the shareholders may take place without a quorum. For special meetings of holders of a certain class of shares, the quorum requirement is one-third of the certain class of shares entitled to voting rights for the meeting convened on the first call. Should the special meeting be reconvened, the quorum requirement is one-fifth of the certain class of shares entitled to voting rights for the meeting.

Majority

A simple majority of shareholders may pass a resolution at either an ordinary shareholders’ meeting or an extraordinary shareholders’ meeting deciding upon a share capital increase by capitalization of reserves, profits or share premium. At any other extraordinary shareholders’ meeting, a two-thirds majority of the shareholder votes cast is required. A unanimous shareholder vote is required to increase shareholders’ liabilities. Abstention from voting by those present either in person or by means of telecommunications if provided for by the by-laws, or those represented by proxy or voting by mail is counted as a vote against the resolution submitted to a shareholder vote. In general, each shareholder is entitled to one vote per share at any shareholders’ meeting. Under the French Commercial Code, shares of a company held by it or by entities controlled directly or indirectly by that company are not entitled to voting rights and do not count for quorum or majority purposes.

Financial Statements and Other Communications with Shareholders

In connection with the annual ordinary shareholders’ meeting, we must provide or make available to any shareholder a set of documents including, among other things, our annual report, the annual and consolidated accounts, the statutory auditors’ reports and a draft of the meeting’s resolutions.

The chairperson of the Board is required to deliver a special report to the annual ordinary shareholders’ meeting regarding the composition of the Board, the representation of men and women in its composition, the status of the preparation and organization of the work of the Board, the status of the internal control procedures that we have implemented, including those in connection with the treatment of the accounting and financial statements and principles and rules that it establishes to determine management compensation and benefits. French law requires that a special report be provided annually to the ordinary shareholders’ meeting regarding stock options authorized and/or granted by the company.

Rights, Preferences and Restrictions Attaching to Ordinary Shares (Articles 7, 11, 30, 31 and 32 of the By-Laws)

Dividends

We only distribute dividends out of our “distributable profits,” plus any amounts filed in its reserves that the shareholders decide to make available for distribution, other than those reserves that are specifically required by French law or our by-laws. “Distributable profits” consist of our net profit in each fiscal year, as increased or reduced by any profit or loss carried forward from prior years, less any contributions to the reserve accounts pursuant to French law or our by-laws.

Legal Reserve

Under French law, we are required to allocate 5% of our net income for each fiscal year, after reduction for losses carried forward from previous years, if any, to a legal reserve fund until the amount in the legal reserve is equal to 10% of the aggregate nominal value of the share capital. The legal reserve subject to this requirement may only be used to offset losses when other reserves cannot be used and, in particular, may not be distributed to shareholders until our liquidation. As of December 31, 2022, our legal reserve was €0.

Approval of Dividends

Shareholders may decide in an ordinary shareholders’ meeting, upon proposal of the Board, to allocate all or part of the distributable profits to special or general reserves, to carry them forward to the following fiscal year as retained earnings, or to allocate them to the shareholders as dividends. Dividends may be paid in cash or as shares upon the option of the shareholders if such option is granted at the annual ordinary shareholders’ meeting.

If we have earned distributable profits since the end of the preceding fiscal year, as reflected in an interim income statement certified by its auditors, the Board may distribute interim dividends to the extent of the distributable profits for the period covered by the interim income statement before approval of the annual financial statements. Subject to French law, the Board may declare interim dividends paid in cash without obtaining shareholder approval. For interim dividends paid in shares, prior authorization by an ordinary shareholders’ meeting is required.

Distribution of Dividends and Timing of Payment

In principle, dividends are distributed to shareholders pro rata according to their respective shareholdings.

Timing of Payment

Under French law, we must pay any dividends within nine months of the end of our fiscal year, unless otherwise authorized by an order of the President of the French Commercial Court. Dividends on shares that are not claimed within five years of the date of declared payment revert to the French State.

In the case of interim dividends, distributions are made to shareholders on the date set by our Board during the meeting in which the distribution of interim dividends is approved. The actual dividend payment date is decided by the shareholders at an annual shareholders’ meeting or by our Board in the absence of such a decision by the shareholders. Shareholders that own shares on the actual payment date are entitled to the dividend.

Shareholders may be granted an option to receive dividends in cash or in shares, in accordance with legal conditions. The conditions for payment of dividends in cash shall be set at the shareholders’ meeting or, failing this, by the Board.

Increases in Share Capital

Our share capital may only be increased by obtaining the approval of the shareholders at an extraordinary shareholders’ meeting upon the recommendation of the Board. The decision to increase share capital through increases in the nominal value of existing shares requires unanimous approval at an extraordinary shareholders’ meeting. The decision to increase share capital through the capitalization of reserves, profits and/or share premiums must be submitted to an extraordinary shareholders’ meeting applying the quorum and majority requirements applicable to ordinary shareholders’ meetings. In the case of an increase in share capital in connection with the payment of a share dividend the voting and quorum procedures of an ordinary shareholders’ meetings apply. All other share capital increases require the approval of an extraordinary shareholders’ meeting. See “Description of Share Capital—Shareholders’ Meetings and Voting Rights (Articles 6, 12 and 22 of the By-Laws)” above.

Increases in our share capital may be effected by:

•	issuing additional shares;

•	increasing the par value of existing shares;

•	creating a new class of equity securities; and

•	exercising the rights attached to securities giving access to the share capital.

Increases in share capital by issuing additional securities may be effected through one or a combination of the following:

•	in consideration for cash;

•	in consideration for assets contributed in kind;

•	through an exchange offer;

•	by conversion of previously issued debt instruments;

•	by capitalization of profits, reserves or share premium; and

•	subject to certain conditions, by way of offset against debt incurred by us.

Subject to certain conditions, shareholders may delegate the authority (délégation de compétence) or the powers (delegation de pouvoirs) to carry out certain increases in our share capital to the Board following approval at an extraordinary shareholders’ meeting. The Board may further sub-delegate this right to the Chief Executive Officer.

Reduction in Share Capital

Under French law, any reduction in our share capital requires approval of the shareholders at an extraordinary shareholders’ meeting. The share capital may be reduced either by decreasing the nominal value of the outstanding shares or by reducing the number of outstanding shares. The number of outstanding shares may be reduced by the repurchase and cancellation of the shares.

Holders of each class of shares must be treated equally unless each affected shareholder agrees otherwise. As a general matter, reductions of capital occur pro rata among all shareholders, except (i) in the case of a share buyback program, or a public tender offer to repurchase shares, where such a reduction occurs pro rata only among tendering shareholders and (ii) in the case where all shareholders unanimously consent to a non-pro-rata reduction. In any case, we must not own more than 10% of our outstanding share capital. The extraordinary shareholders’ meeting may authorize the buy-back program for a period not exceeding 18 months. In addition, we may not cancel more than 10% of our outstanding share capital over any 24-month period.

Preferential Subscription Rights

According to French law, existing shareholders have preferential subscription rights to these securities on a pro rata basis if we issue certain kinds of additional securities. These preferential subscription rights require us to give priority treatment to existing shareholders. The rights entitle the individual or entity that holds them to subscribe to an issue of any securities that may increase our share capital by means of a cash payment or a settling of cash debts. Pursuant to legislation, which entered into force on October 1, 2016, subscription rights are transferable during a period starting two days prior the opening of the subscription period (or, if such day is not a business day, the preceding trading day) and ending two days prior the closing of the subscription period (or, if such day is not a business day, the preceding trading day).

A two-thirds majority of the shares entitled to vote at an extraordinary shareholders’ meeting may vote to waive preferential subscription rights with respect to any particular offering or a portion of that offering. French law requires that the Board and our statutory auditors present reports that specifically address any proposal to waive preferential subscription rights. In the event of a waiver, the issue of securities must be completed within the period prescribed by French law. The shareholders may also decide at an extraordinary shareholders’ meeting to give existing shareholders a non-transferable priority right to subscribe to such new securities during a limited period of time. Shareholders also may notify us that they wish to waive their own preferential subscription rights with respect to any particular offering if they so choose.

In the event of a share capital increase without preferential subscription rights to existing shareholders, French law requires that the capital increase be made at a price equal to or exceeding the weighted-average market price of the shares in the three trading days preceding the setting of the price (such weighted-average-market price may be reduced by a maximum discount of 5%). However, within the limit of 10% of the share capital per year, the extraordinary shareholders’ meeting may authorize the Board to set the issuing price in accordance with terms established by the extraordinary shareholders’ meeting.

Form, Holding and Transfer of Shares (Articles 10 and 11 of the By-Laws)

Form of Shares

Our by-laws provide that the shares once fully paid may be held in registered or bearer form at the option of the shareholder, subject to applicable laws. Shares not fully paid must be nominal.

Holding of Shares

In accordance with French law, shareholders’ ownership rights are represented by book entries instead of share certificates. Shares issued are registered in individual accounts opened by us or any authorized intermediary, in the name of each shareholder and kept according to the terms and conditions laid down by the legal and regulatory provisions.

Any owner of our shares may elect to have its shares held in registered form and registered in its name in an account currently maintained by Uptevia, 12 place des Etats-Unis, CS 40083, 92549 Montrouge Cedex, France for and on our behalf or held in bearer form and recorded in its name in an account maintained by an accredited financial intermediary, such as a French broker, bank or other authorized financial institution. Any shareholder may, at its expense, change from one form of holding to the other. Both methods are operated through Euroclear. In addition, according to French law, shares held by any non-French resident may be held on the shareholder’s behalf in a collective account or in several individual accounts by an intermediary.

When our shares are held in bearer form by a beneficial owner who is not a resident of France, Euroclear may agree to issue, upon our request, a bearer depository receipt with respect to such shares for use only outside France. In this case, the name of the holder is deleted from the accredited financial intermediary’s books. Title to the shares represented by a bearer depository receipt will pass upon delivery of the relevant receipt outside France.

In accordance with applicable laws, we may request the information referred to in Article L.228-2 of the French Commercial Code at any time from the central depository responsible for holding our shares. Thus, we are at any time entitled to request the name and year of birth or, in the case of a legal entity, the name and the year of incorporation, nationality and address of the holders of our shares or other securities granting immediate or future voting rights, held in bearer form, and the number of shares or other securities so held and, if applicable, the restrictions relating to such securities. Furthermore, under French law, any intermediary who acts on behalf of one or more persons who are not domiciled in France must declare that it is acting as an intermediary. We may also request the identity of the shareholders on whose behalf it is acting. Consequently, the owner of shares recorded in a collective account or in several individual accounts by an intermediary will be represented in the shareholders’ meetings by this intermediary.

Transfer of Shares

Our by-laws do not contain any restrictions relating to the transfer of shares. Shares are freely negotiable, subject to applicable legal and regulatory provisions. French and European law provide for standstill obligations and prohibition of insider trading.

Liquidation Rights

If we are liquidated, any assets remaining after payment of our debts, liquidation expenses and all of our remaining obligations will be distributed first to repay in full the nominal value of our shares (up to the amount of the paid-up and non-liquidated share capital). Any surplus will be distributed pro rata among shareholders in proportion to the nominal value of their shareholdings, taking into account, where applicable, the rights attached to shares of different classes. Shareholders shall only bear losses up to the amount of their contributions.

Disclosure Requirements for Holdings Exceeding Certain Thresholds

Declaration of Crossing of Ownership Thresholds (Article 11.2 of the By-laws)

We are subject to certain disclosure requirements under French law. Any individual or entity, acting alone or in concert with others, that acquires, either directly or indirectly, shares representing more than 5%, 10%, 15%, 20%, 25%, 30%, 33 1/3%, 50%, 66 2/3%, 90% or 95% of our outstanding share capital or voting rights or that increases or decreases its shareholding or voting rights above or below any of those percentage thresholds, must notify us and the French Market Authority (Autorité des Marchés Financiers) (“AMF”), within four trading days of the date on which such threshold was crossed. French law and AMF regulations impose additional reporting requirements on persons who acquire more than 10%, 15%, 20% or 25% of the outstanding shares or voting rights of a listed company.

If a shareholder fails to comply with the notification requirements under French law, the shares or voting rights in excess of the relevant threshold will be deprived of voting rights until the end of a two-year period following the date on which the owner of such shares has complied with the notification requirements. They may also be suspended for up to five years and may be subject to criminal fines.

Our by-laws provide that any shareholder, acting alone or in concert, who comes into possession, in any manner whatsoever, either directly or indirectly, of a number of shares representing 2% of our share capital and/or voting rights must, by registered letter with acknowledgment of receipt sent to the registered office, or any other equivalent means for the shareholders or security holders residing outside of France, within five trading days of crossing such threshold, notify us of the total number of shares and voting rights he or she owns and the number of securities he or she owns that give access to the capital and voting rights attached thereto. This disclosure requirement shall apply, under the conditions above, each time a new threshold of 2% of capital and/or voting rights is met or exceeded, for whatever reason, including beyond the legal threshold of 5%. If the shares have not been reported under the above conditions, the shares exceeding the fraction that should have been reported are denied the right to vote in shareholders’ meetings, if at a shareholders’ meeting, the failure to report was recorded and if one or more shareholders holding together not less than 5% of capital or voting rights so request at that meeting. The denial of voting rights applies to any shareholders’ meeting to be held until the expiration of a period of two years from the date of regularization of the reporting.

We are required to publish the total number of voting rights and shares composing the share capital (if such numbers vary from the numbers previously published) on a monthly basis. The AMF makes this information public. We are subject to AMF regulations regarding public tender offers.

Further, and subject to certain exemptions, any shareholder crossing, alone or acting in concert, the 30% threshold shall file a mandatory public tender offer with the AMF. Also, any shareholder holding directly or indirectly a number between 30% and 50% of the capital or voting rights and who, in less than 12 consecutive months, increases his/her/its holding of capital or voting rights by at least 1% of the company’s capital or voting rights, shall file a mandatory public tender offer.

Treasury Shares and Purchases of our Own Shares

We are not permitted to hold more than 10% of our share capital in treasury shares or to have more than 10% of our share capital to be held for us by our subsidiaries. Treasury shares are not entitled to dividends, voting rights or preferential subscription rights.

Repurchase and Redemption of Shares

Under French law, we may acquire our own shares. Such acquisition may be challenged on the ground of market abuse regulations. However, EU Market Abuse Regulation 596/2014 of April 16, 2014 (“MAR”) provides for safe harbor exemptions when the acquisition is made for the following purposes only:

•

to decrease our share capital, provided that such a decision is not driven by losses and that a purchase offer is made to all shareholders on a pro rata basis, with the approval of the shareholders at an extraordinary meeting. In this case, the shares repurchased must be cancelled within one month from the expiry of the purchase offer;

•	to meet obligations arising from debt securities that are exchangeable into equity instruments;

•

to provide shares for distribution to employees or managers under a profit-sharing, free share or share option plan. In this case the shares repurchased must be distributed within 12 months from their repurchase failing which they must be cancelled; or

•

under a buy-back program to be authorized by the shareholders in accordance with the provisions of Article L. 22-10-62 of the French Commercial Code and in accordance with the general regulations of, and market practices accepted by the AMF.

All other purposes, and especially share buy-backs made for external growth operations in pursuance of Article L. 22-10-62 of the French Commercial Code, while not forbidden, must be pursued in strict compliance of market manipulation and insider dealing rules.

Under MAR and in accordance with the general regulations (réglement général) of the AMF, or the General Regulations, a corporation shall report to the competent authority of the trading value on which the shares have been admitted to trading or are traded, no later than by the end of the seventh daily market session following the date of the execution of the transaction, all the transactions relating to the buy-back program, in a detailed form and in an aggregated form.

No such repurchase of shares may result in us holding, directly or through a person acting on our behalf, more than 10% of our issued share capital. Shares repurchased by us continue to be deemed “issued” under French law but are not entitled to dividends or voting rights so long as we hold them directly or indirectly, and we may not exercise the preferential subscription rights attached to them.

Ownership of Shares by Non-French Persons

EU and non-EU residents are required to file an administrative notice (déclaration administrative) with the French authorities in connection with certain direct or indirect investments in us, including through ownership of ADSs, on the date a binding purchase agreement is executed or a tender offer is made public. Under existing administrative rulings the following transactions qualify as foreign investments in us that require the filing of an administrative notice:

•

any transaction carried out on our capital by a non-French resident provided that after the transaction the cumulative amount of the capital or the voting rights held by non-French residents exceeds 1/3 of our capital or voting rights;

•	any transaction mentioned above by a corporation incorporated under French law whose capital or voting rights are held for more than 33.33% by non-French residents;

•

any transaction carried out abroad resulting in a change of the controlling shareholder of a corporation incorporated under a foreign law that holds a shareholding or voting rights in us if our capital or voting rights are held for more than 33.33% by non-French residents;

•	loans and guarantees granted by the acquirer to us in amounts evidencing control over our financing; and

•	patent licenses granted by an acquirer or management or technical assistance agreements with such acquirer that place us in a dependent position vis-à-vis such party or its group.

Non-French residents must file a declaration for statistical purposes with the Bank of France (Banque de France) within twenty working days following the date of certain direct foreign investments in us, including any purchase of our ADSs. In particular, such filings are required in connection with investments exceeding €15,000,000 that lead to the acquisition of at least 10% of our company’s share capital or voting rights or cross such 10% threshold. Violation of this filing requirement may be sanctioned by five years of imprisonment and a fine up to twice the amount of the relevant investment. This amount may be increased fivefold if the violation is made by a legal entity.

Marketable Securities that are Convertible, Exchangeable or Associated with a Stock Warrant

As of June 30, 2023, we had issued several types of founder’s share warrants (“BCE”) as follows:

Founder’s Share Warrants (BCE) Plans:

Category	BCE- 2014-1	BCE- 2014-2	BCE- 2014-3	BCE- 2014-4	BCE- 2014-5	BCE- 2014-6	BCE- 2014-7	BCE- 2015-9 (G)	BCE- 2015-9 (S)	BCE- 2015-9 (D)	BCE- 2015-9 (C)	BCE- 2016-1	BCE- 2017-1	BCE- 2017-2	BCE 2017-3	BCE- 2017-4	BCE- 2017-5

Expiration date	11/03/ 2024	11/03/ 2024	11/03/ 2024	11/03/ 2024	11/03/ 2024	11/03/2024	Null and void	Null and void	Null and void	Null and void	Null and void	7/11/2026	23/01/2027	20/11/2027	20/11/2027	20/11/2027	20/11/2027
Subscription or purchase price (€)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Exercise price per share (€)	0.01	0.01	0.01	0.01	0.01	0.01	12.5	17.79	17.79	17.79	17.79	7.44	6.39	11.14	11.14	11.14	11.14
Exercise conditions	Note (1)	Note (2)		Achievement of objectives Note (3)		Achievement of objectives Note (4)	Achievement of objectives Note (5)					Note (6)	Achievement of objectives Note (7)	Achievement of objectives Note (8)	Achievement of objectives Note (9)	Achievement of objectives Note (10)	Achievement of objectives Note (11)
Number of shares subscribed	275,000	275,000	76,300	98,400	2,800	19,700	0	0	0	0	0	40,006	374	0	48,426	1	3,000
Beneficiaries (remaining number of shares that can be subscribed)
Marc de Garidel
Other												22,495	67,000			67,373	64,374
Cumulative number of cancelled or lapsed BCEs	0	0	626	0	169	328	1,650	33,687	67,374	33,687	67,374	21,499	0	0	52,635	0	0
BCEs outstanding as of 30/06/2023	0	0	0	0	0	0	0	0	0	0	0	22,495	67,000	150,000	0	67,373	64,374
BCEs exercisable at 30/06/2023*	0	0	0	0	0	0	0	0	0	0	0	22,495	67,000	150,000	0	67,373	64,374

Category	BCE-2018-1	BCE-2018-2	BCE 2018-3	BCE-2018-4	BCE-2018-5
Expiration date	15/03/2028	21/05/2028	20/11/2028	14/05/2028	14/05/2028
Subscription or purchase price (€)	0	0	0	0	0
Exercise price per share (€)	8.96	8.96	7.33	7.33	7.33
Terms of exercise	Note (12)	Achievement of objectives Note (13)	Achievement of objectives Note (14)	Achievement of objectives Note (15)	Note (16)
Number of shares subscribed	6,930	44,916	16,843	0	5,750
Beneficiaries (number of shares that can be subscribed)
Marc de Garidel
Others	11,980		16,844	16,843	6,000
Cumulative number of cancelled or lapsed BCEs	3,090	22,458	0	0	10,250
BCEs outstanding at June 30, 2023	11,980	0	16,844	16,843	6,000
BCEs exercisable at June 30, 2023*	11,980	0	16,844	16,843	6,000

(*)

The number of shares to which the exercise of the BSAs and BCEs entitles the holder has been multiplied by 100 for all BSAs and BCEs issued prior to the division by 100 of the nominal value of the shares, decided by our general meeting on February 20, 2015. According to the exercise conditions provided in the notes below and assuming that performance objectives have been achieved.

(1)	Service condition fully fulfilled on the date hereof.
(2)	Service condition fully fulfilled on the date hereof. BCE 2014-2 has a warrant to share ratio of 1:100.
(3)

BCE 2014-4 has a warrant to share ratio of 1:100. 246 BCE-2014-4 are exercisable subject to a service condition, which is fully fulfilled on the date hereof. 369 BCE-2014-4 are exercisable exclusively in the event of the achievement of qualitative and/or quantitative objectives (non-market conditions), as set by the Board on September 8, 2014.

(4)

197 BCE-2014-6 are exercisable subject to a service condition, which is fully fulfilled on the date hereof. 328 BCE-2014-6 are exercisable exclusively in the event of the achievement of qualitative and/or quantitative objectives (non-market conditions), as set by the Board on September 8, 2014 and revised on November 20, 2017.

(5)

50% of the BCE-2014-7 granted to each beneficiary are exercisable subject to a presence condition, which is fully fulfilled on the date hereof. 50% of the BCE-2014-7 are exercisable exclusively in the event of the achievement of qualitative and/or quantitative objectives (non-market conditions), as set by the Board on September 8, 2014.

(6)	Service condition fully fulfilled on the date hereof.
(7)	• 33,687 BCE-2017-1 are exercisable subject to a service condition, which is fully fulfilled on the date hereof,

•    16,844 BCE-2017-1 are exercisable exclusively in the event of achievement of the qualitative objectives (non-market conditions) set by the Board,

•    16,843 BCE-2017-1 are exercisable exclusively in the event of achievement of the quantitative targets (market conditions) set by the Board.

(8)	• 75,000 BCE-2017-2 are exercisable subject to a service condition, which is fully fulfilled on the date hereof:

•    75,000 BCE-2017-2 are exercisable exclusively in the event of the achievement of qualitative objectives (non-market conditions) set by the Board.

(9)	• 50,531 BCE-2017-3 are exercisable subject to a service condition, which is fully fulfilled on the date hereof,

•    50,530 BCE-2017-3 are exercisable exclusively in the event of the achievement of qualitative objectives (non-market conditions) set by the Board.

(10)	• 33,687 BCE-2017-4 are exercisable subject to a service condition, which is fully fulfilled on the date hereof,

•    33,687 BCE-2017-4 are exercisable exclusively in the event of the achievement of qualitative objectives (non-market conditions) set by the Board.

(11)	• 16,843 BCE-2017-5 are exercisable subject to a service condition, which is fully fulfilled on the date hereof,

•    16,844 BCE-2017-5 are exercisable exclusively in the event of the achievement of qualitative objectives (non-market conditions) set by the Board.

(12)	Service condition fully fulfilled on the date hereof.
(13)	• 33,686 BCE-2018-2 are exercisable subject to a service condition, which is fully fulfilled on the date hereof,

•    33,686 BCE-2018-2 are exercisable exclusively in case of achievement of qualitative objectives (non-market conditions) set by the Board.

(14)	• 16,843 BCE-2018-3 are exercisable subject to a service condition, which is fully fulfilled on the date hereof,

•    16,844 BCE-2018-3 are exercisable exclusively in the event of the achievement of qualitative objectives (non-market conditions) set by the Board.

(15)	• 8,422 BCE-2018-4 are exercisable subject to a service condition, which is fully fulfilled on the date hereof,

•    8,421 BCE-2018-4 are exercisable exclusively in the event of the achievement of qualitative objectives (non-market conditions) set by the Board.

(16)	Service condition fully fulfilled on the date hereof.

General note: all of our BCE plans provide for specific cases of acceleration resulting in the exercise of said BCEs in the event of the occurrence of specific events and in particular in the event of a change of control of us.

As of June 30, 2023, we had issued several types of share warrants (BSA) as follows:

Share Warrants (BSA) Plans:

Category	BSA-2014- 1	BSA-2014- 2	BSA-2014- 3	BSA-2014 -4	BSA-2014- 5	BSA-2014- 6	BSA-2014- 7	BSA-2015- 9	BSA-2015 - 11- Santé Holdings SRL	BSA-2015- 12	BSA-2017- 1	BSA-2018- 1	BSA-2018- 2
Date of general meeting	11/03/2014	11/03/2014	11/03/2014	11/03/2014	11/03/2014	11/03/2014	11/03/2014	20/02/2015	20/02/2015	20/02/2015	23/06/2017	23/06/2017	23/06/2017
Date of Board meeting	21/02/2014	21/02/2014	21/02/2014	21/02/2014	21/02/2014	21/02/2014	21/02/2014	14/09/2015	04/12/2015	04/12/2015	18/09/2017	22/01/2018	14/05/2018
Date of decision of the Chief Executive Officer
Total number of shares that may be subscribed or purchased (*) :
Santé Holding SRL									96,924
Corinna zur Bonsen-Thomas											16,400
Carol L. Brosgart												16,400
Others	0	0	0	84,160	45,900	0	0	0		16,400			0

(*)

The number of shares to which the exercise of the BSAs and BCEs entitles the holder has been multiplied by 100 for all BSAs and BCEs issued prior to the division by 100 of the nominal value of the shares, decided by our general meeting on February 20, 2015. Consequently, BSA 2014-3, BSA 2014-4 and BSA 2014-5 have a warrant to share ratio of 1:100.

Category	BSA-2014- 1	BSA-2014- 2	BSA-2014- 3	BSA-2014-4	BSA- 2014-5	BSA- 2014-6	BSA- 2014-7	BSA- 2015-9	BSA- 2015-11- Santé Holding SRL	BSA- 2015-12	BSA- 2017-1	BSA- 2018-1	BSA- 2018-2
Starting date for exercising options	According to the achievement of criteria (see Terms of exercise)	According to the achievement of criteria (see Terms of exercise)	According to the achievement of criteria (see Terms of exercise)	According to the achievement of criteria (see Terms of exercise)	According to the achievement of criteria (see Terms of exercise)	11/03/2014	11/03/2014	14/09/2015	10/12/2015	04/12/2016	18/09/2017	22/01/2018	14/05/2018
Expiry date	11/03/2024	11/03/2024	11/03/2024	11/03/2024	11/03/2024	11/03/2024	11/03/2024	14/09/2025	04/12/2025	04/12/2025	18/09/2027	22/01/2028	14/05/2028
	or at the end of a period of 90 days following the date on which the beneficiary ceases to work for us							or at the end of 90 days following the expiration of the beneficiary’s mandate
Subscription or purchase price (€)	0.1	0.1	0.1	0.1	0.1	0.1	0.1	2.07	1.78	1.78	1.29	0.90	0.73
Exercise price per share (€)	0.01	0.01	0.01	0.01	0.01	0.01	0.01	20.73	17.79	17.79	11.57	8.05	6.60
Terms of exercise			Note (1)	Achievement of objectives Note (2)	Achievement of objectives Note (3)				Note (4)	Note (5)	Note (6)	Note (7)	Note (8)
Number of shares subscribed	39,400	44,800	58,000	47,340	0	5,200	8,100	0	0	0	0	16,400	0
Cumulative number of BSA or BCE cancelled or lapsed	0	229	264	0	328	0	0	122,274	0	65,600	0	16,400	32,800
BSAs as of June 30, 2023	0	0	328	842	459	0	0	0	96,924	16,400	16,400	16,400	0
BSA potentially exercisable as of June 30 2023,*	0	0	328	842	459	0	0	0	96,924	16,400	16,400	16,400	0

(*)

The number of shares to which the exercise of the BSAs and BCEs entitles the holder has been multiplied by 100 for all BSAs and BCEs issued prior to the division by 100 of the nominal value of the shares, decided by our general meeting on February 20, 2015. According to the exercise conditions provided in the notes below and assuming that the objectives have been achieved.

(1)	Progressive vesting in time fully vested on the date hereof.
(2)

263 BSA-2014-4 are exercisable at any time as from March 11, 2014. 1,052 BSA-2014-4 are exercisable exclusively in the event of the achievement of qualitative and/or quantitative objectives (non-market conditions), as set by the Board on September 8, 2014.

(3)	Exercisable by their beneficiary according to the exercise conditions set by the Board on September 8, 2014.
(4)	Progressive vesting in time fully vested on the date hereof.
(5)	Progressive vesting in time fully vested on the date hereof.
(6)	Progressive vesting in time fully vested on the date hereof.
(7)	Progressive vesting in time fully vested on the date hereof.
(8)	Progressive vesting in time fully vested on the date hereof.

Differences in Corporate Law

The laws applicable to French sociétés anonymes (limited liability companies) differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain differences between the provisions of the French Commercial Code applicable to us and the Delaware General Corporation Law relating to shareholders’ rights and protections. This summary is not intended to be a complete discussion of the respective rights, and it is qualified in its entirety by reference to Delaware law and French law.

	FRANCE	DELAWARE
Number of Directors	Under French law, a société anonyme must have at least three and may have up to 18 directors. The number of directors is fixed by or in the manner provided in the by-laws. The number of directors of each gender may not be less than 40%. In case a board of directors comprises up to eight members, the difference between the number of directors of each gender may not exceed two. Any appointment made in violation of this limit that is not remedied within six months of this appointment will be null and void and payment of directors’ compensation will be suspended.	Under Delaware law, a corporation must have at least one director and the number of directors shall be fixed by or in the manner provided in the by-laws (unless specified in the certificate of incorporation of the corporation).

Director Qualifications	Under French law, a corporation may prescribe qualifications for directors under its by-laws. In addition, under French law, members of a board of directors may be legal entities, and such legal entities must designate an individual to represent them and to act on their behalf at meetings of the board of directors.	Under Delaware law, a corporation may prescribe qualifications for directors under its certificate of incorporation or by-laws.
Removal of Directors	Under French law, directors may be removed from office, with or without cause, at any shareholders’ meeting without notice or justification, by a simple majority vote of the shareholders present and voting at the meeting in person or by proxy.	Under Delaware law, unless otherwise provided in the certificate of incorporation, directors may be removed from office, with or without cause, by a majority stockholder vote, though in the case of a corporation whose board is classified, shareholders may effect such removal only for cause.

Vacancies on the board of directors	Under French law, vacancies on the board of directors resulting from death or a resignation, provided that at least three directors remain in office, may be filled by a majority of the remaining directors pending ratification by the shareholders by the next shareholders’ meeting.	Under Delaware law, vacancies on a corporation’s board of directors, including those caused by an increase in the number of directors, unless otherwise provided in the certificate of incorporation, may be filled by the board of directors or other governing body.

	FRANCE	DELAWARE

Annual Shareholders’ Meeting	Under French law, the annual shareholders’ meeting shall be held at such place, on such date and at such time as decided each year by the board of directors and notified to the shareholders in the convening notice of the annual meeting, within six months after the close of the relevant fiscal year unless such period is extended by court order.	Under Delaware law, the annual meeting of stockholders shall be held at such place, on such date and at such time as may be designated from time to time by the board of directors or as provided in the certificate of incorporation or by the by-laws.

Shareholders’ Meeting	Under French law, shareholders’ meetings may be called by the board of directors or, failing that, by the statutory auditors, or by a court appointed agent or liquidator in certain circumstances, or by the majority shareholder in capital or voting rights following a public tender offer or exchange offer or the transfer of a controlling block on the date decided by the board of directors or the relevant person.	Under Delaware law, special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the by-laws.

Notice of Shareholders’ Meetings	A meeting notice (avis de réunion) is published in the Bulletin des annonces légales obligatoires (“BALO”), at least 35 days prior to a meeting and made available on the website of the company at least 21 days prior to the meeting. Additionally, a convening notice (avis de convocation) is published at least 15 days prior to the date of the meeting, in a legal announcement bulletin of the registered office department and in the BALO. Further, the holders of registered shares (actions nominatives) for at least a month at the time of the convening notice shall be summoned individually, by regular letter (or by registered letter if they request it and include an advance of expenses) sent to their last known address. This notice may also be transmitted by electronic means of telecommunication, in lieu of any such mailing, to any shareholder requesting it beforehand by registered letter with acknowledgment of receipt in accordance with legal and regulatory requirements, specifying his e-mail address.	Under Delaware law, unless otherwise provided in the certificate of incorporation or by-laws, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than ten nor more than 60 days before the date of the meeting and shall specify the place, date, hour, means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote, the record date for voting if it is different from the record date determining notice and, in the case of a special meeting, purpose or purposes of the meeting.

The meeting notice must also indicate the conditions under which the shareholders may vote by correspondence, the places and conditions in which they can obtain voting forms, and as the case may be, the e-mail address to which they may send written questions.

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Proxy	Each shareholder has the right to attend the meetings and participate in the discussions (i) personally, (ii) by granting proxy to any individual or legal entity of his choosing, (iii) by sending a proxy to the company without indication of the mandate (in which case such proxy shall be cast in favor of the resolutions supported by the board of directors), (iv) by voting by correspondence or (v) by videoconference or another means of telecommunication allowing identification in accordance with applicable laws. The proxy is only valid for a single meeting or for successive meetings convened with the same agenda. It can also be granted for two meetings, one ordinary the other extraordinary, held on the same day or within a period of 15 days.	Under Delaware law, at any meeting of stockholders, a stockholder may designate another person to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

Shareholder Action by Written Consent	Under French law, shareholders’ action by written consent is not permitted in a société anonyme.	Under Delaware law, a corporation’s certificate of incorporation (i) may permit stockholders to act by written consent if such action is signed by all stockholders, (ii) may permit stockholders to act by written consent signed by stockholders having the minimum number of votes that would be necessary to take such action at a meeting or (iii) may prohibit actions by written consent.

Preferential Subscription Rights	Under French law, in case of issuance of additional shares or other securities for cash or set-off against cash debts, the existing shareholders have preferential subscription rights to these securities on a pro rata basis unless such rights are waived by a two-thirds majority of the votes held by	Under Delaware law, unless otherwise provided in a corporation’s certificate of incorporation, a stockholder does not, by operation of law, possess preemptive rights to subscribe to additional issuances of the corporation’s stock.
the shareholders present at the extraordinary meeting deciding or authorizing the capital increase, voting in person or represented by proxy or voting by mail. In case such rights are not waived by the extraordinary general meeting, each shareholder may individually either exercise, assign or not exercise its preferential subscription rights.

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Sources of Dividends

Under French law, dividends may only be paid by a French société anonyme out of “distributable profits,” plus any distributable reserves and “distributable premium” that the shareholders decide to make available for distribution, other than those reserves that are specifically required by-law. “Distributable profits” consist of the unconsolidated net profits of the relevant corporation for each fiscal year, as increased or reduced by any profit or loss carried forward from prior years, minus the amounts to be set aside to the statutory reserve (at least 5% of the profit until the reserve has reached 10% of the amount of the share capital) and to the reserve set forth in the company’s by-laws (if any).

“Distributable premium” refers to the contribution paid by the shareholders in addition to the par value of their shares for their subscription that the shareholders decide to make available for distribution.

Except in the case of a share capital reduction, no distribution can be made to the shareholders when the net equity is, or would become, lower than the amount of the share capital plus the reserves which cannot be distributed in accordance with the law or the by-laws.

Under Delaware law, dividends may be paid by a Delaware corporation either out of (i) surplus, as defined in and computed in accordance with Delaware law, or (ii) in case there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year, except when the capital is diminished by depreciation in the value of its property, or by losses or otherwise, to an amount less than the aggregate amount of capital represented by issued and outstanding stock having a preference on the distribution of assets.

Repurchase of Shares

Under French law, a corporation may acquire its own shares. Such acquisition may be challenged on the ground of market abuse regulations. However, MAR provides for safe harbor exemptions when the acquisition is made for the following purposes only:

•  to decrease its share capital, provided that such decision is not driven by losses and that a purchase offer is made to all shareholders on a pro rata basis, with the approval of the shareholders at the extraordinary general meeting deciding the capital reduction; or to meet obligations arising from debt securities, that are exchangeable into equity instruments.

Under Delaware law, a corporation may generally redeem or repurchase shares of its stock unless the capital of the corporation is impaired or such redemption or repurchase would impair the capital of the corporation.

No such repurchase of shares may result in the company holding, directly or through a person acting on its behalf, more than 10% of its issued share capital.

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•  with a view to distributing within one year of their repurchase the relevant shares to employees or managers under a profit-sharing, free share or share option plan; or

•  under a buy-back program to be authorized by the shareholders in accordance with the provisions of Article L. 22-10-62 of the French Commercial Code and in accordance with the general regulations of the AMF.

All other purposes, and especially share buy-backs for external growth operations by virtue of Article L. 22-10-62 of the French Commercial Code, while not forbidden, must be pursued in strict compliance of market manipulations and insider dealing rules.

No such repurchase of shares may result in the company holding, directly or through a person acting on its behalf, more than 10% of its issued share capital.

Under MAR and in accordance with the General Regulations, a corporation shall report to the competent authority of the trading venue on which the shares have been admitted to trading or are traded, no later than by the end of the seventh daily market session following the date of the execution of the transaction, all the transactions relating to the buy-back program, in a detailed form and in an aggregated form.

Liability of Directors and Officers	Under French law, the by-laws may not include any provisions limiting the liability of directors.

Under Delaware law, a corporation’s certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation and its stockholders for damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for:

•  any breach of the director’s duty of loyalty to the corporation or its stockholders;

•  acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•  intentional or negligent payment of unlawful dividends or stock purchases or redemptions; or

•  any transaction from which the director derives an improper personal benefit.

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Voting Rights	French law provides that, unless otherwise provided in the by-laws, each shareholder is entitled to one vote for each share of share capital held by such shareholder. Further, pursuant to the introduction of Law No. 2014-384 dated March 29, 2014 (Loi Florange), shares registered for more than two years in the name of the same shareholder are automatically be granted double voting rights from 2016, unless the by-laws expressly reject this measure.	Delaware law provides that, unless otherwise provided in the certificate of incorporation, each stockholder is entitled to one vote for each share of capital stock held by such stockholder.

Shareholder Vote on Certain Transactions

Generally, under French law, completion of a merger, dissolution or sale or exchange of all or substantially all of a corporation’s assets (apport partiel d’actifs) requires:

•  the approval of the board of directors; and

•  approval by a two-thirds majority of the votes held by the shareholders present, represented by proxy or voting by mail at the relevant meeting or, in the case of a merger with a non-EU company, approval of all shareholders of the corporation.

Generally, under Delaware law, unless the certificate of incorporation pro vides for the vote of a larger portion of shares, completion of a merger, consolidation, sale, lease or exchange of all or substantially all of a corporation’s assets or dissolution requires:

•  the approval of the board of directors; and

•  approval by the vote of the holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock of a corporation entitled to vote on the matter.

Dissent or Dissenters Appraisal Rights	French law does not provide for any such right but provides that a merger is subject to shareholders’ approval by a two-thirds majority vote, as stated above.	Under Delaware law, a holder of shares of any class or series has the right, in specified circumstances, to dissent from a merger or consolidation by demanding payment in cash for the stockholder’s shares equal to the fair value of those shares, as determined by the Delaware Chancery Court in an action timely brought by the corporation or a dissenting stockholder. Delaware law grants these appraisal rights only in the case of mergers or consolidations and not in the case of a sale or transfer of assets or a purchase of assets for shares. Further, no appraisal rights are available for shares of any class or series that is listed on a national securities exchange or held of record by more than 2,000 stockholders, unless the agreement of merger or consolidation requires the holders to accept for their shares anything other than:

•  shares of stock of the surviving corporation;

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•  shares of another corporation that are either listed on a national securities exchange or held of record by more than 2,000 stockholders;

•  cash in lieu of fractional shares of the stock described in the two preceding bullet points; or

•  any combination of the above.

In addition, appraisal rights are not available to holders of shares of the surviving corporation in specified mergers that do not require the vote of the stockholders of the surviving corporation.

Standard of Conduct for Directors	French law does not contain specific provisions setting forth the standard of conduct of a director. However, directors have a duty to act without self-interest, on a well-informed basis, and not to take any decision against a corporation’s corporate interest (intérêt social).	Delaware law does not contain specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, on a well-informed basis and in a manner they reasonably believe to be in the best interest of the stockholders.

Shareholder Suits

French law provides that a shareholder, or a group of shareholders, may initiate a legal action to seek indemnification from the directors of a corporation in the corporation’s interest if it fails to bring such legal action itself. If so, any damages awarded by the court are paid to the corporation and any legal fees relating to such action are borne by the relevant shareholder or the group of shareholders.

The plaintiff must remain a shareholder through the duration of the legal action.

There is no other case where shareholders may initiate a derivative action to enforce a right of a corporation.

A shareholder may alternatively or cumulatively bring individual legal action against the directors, provided he has suffered distinct damages from those suffered by the corporation. In this case, any damages awarded by the court are paid to the relevant shareholder.

Under Delaware law, a stockholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must:

•  state that the plaintiff was a stockholder at the time of the transaction of which the plaintiff complains or that the plaintiff’s shares thereafter devolved on the plaintiff by operation of law; and

•  allege with particularity the efforts made by the plaintiff to obtain the action the plaintiff desires from the directors and the reasons for the plaintiff’s failure to obtain the action; or

•  state the reasons for not making the effort.

•  Additionally, the plaintiff must remain a stockholder through the duration of the derivative suit. The action will not be dismissed or compromised without the approval of the Delaware Court of Chancery.

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Amendment of Certificate of Incorporation

Unlike companies incorporated under Delaware law, the organizational documents, which comprise both a certificate of incorporation and by-laws, companies incorporated under French law only have by-laws (statuts) as organizational documents.

As indicated in the paragraph below, only the extraordinary shareholders’ meeting is authorized under French law to adopt or amend the by-laws.

Under Delaware law, generally a corporation may amend its certificate of incorporation if:

•  its board of directors has adopted a resolution setting forth the amendment proposed and declared its advisability; and

•  the amendment is adopted by the affirmative votes of a majority (or greater percentage as may be specified by the corporation) of the outstanding shares entitled to vote on the amendment and a majority (or greater percentage as may be specified by the corporation) of the outstanding shares of each class or series of stock, if any, entitled to vote on the amendment as a class or series.

Amendment of by-laws	Under French law, only the extraordinary shareholders’ meeting is authorized to adopt or amend the by-laws (two-thirds majority). The extraordinary shareholders’ meeting may authorize the board of directors to amend the by-laws to comply with legal provisions, subject to the ratification of such amendments by the next extraordinary shareholders’ meeting. The board of directors is authorized to amend the by-laws as a result of a decision to relocate the company’s registered office in France, subject to ratification by the next ordinary shareholders’ meeting.	Under Delaware law, the stockholders entitled to vote have the power to adopt, amend or repeal by-laws. A corporation may also confer, in its certificate of incorporation, that power upon the board of directors.

Listing

We intend to apply to list our ADSs on the Nasdaq Global Market under the symbol “ABVX.” Our ordinary shares are currently listed on Euronext Paris under the symbol “ABVX.”

LIMITATIONS AFFECTING SHAREHOLDERS OF A FRENCH COMPANY

Ownership of ADSs by Non-French Residents

Neither the French Commercial Code nor our by-laws currently impose any restrictions on the right of non-French residents or non-French shareholders to own and vote shares. However, non-French residents must file a declaration for statistical purposes with the Bank of France (Banque de France) within 20 working days following the date of certain direct foreign investments in us, including any purchase of our ADSs. In particular, such filings are required in connection with investments exceeding €15,000,000 that lead to the acquisition of at least 10% of our share capital or voting rights or cross such 10% threshold. Violation of this filing requirement may be sanctioned by five years of imprisonment and a fine of up to twice the amount of the relevant investment. This amount may be increased fivefold if the violation is made by a legal entity.

Further, any investment:

(i) by (a) any non-French citizen, (b) any French citizen not residing in France, (c) any non-French entity or (d) any French entity controlled by one of the aforementioned persons or entities;

(ii) that will result in the relevant investor (a) acquiring control of an entity registered in France, (b) acquiring all or part of a business line of an entity registered in France, or (c) for non-EU or non-EEA investors crossing, directly or indirectly, alone or in concert, a 25% threshold of voting rights in an entity registered in France; and

(iii) developing activities in certain strategic industries related to (a) activity likely to prejudice national defense interests, participating in the exercise of official authority or are likely to prejudice public policy and public security (including weapons, double-use items, IT systems, cryptology, date capturing devices, gambling, toxic agents or storage of data), (b) activities relating to essential infrastructure, goods or services (including energy, water, transportation, space, telecom, public health, farm products or media), and (c) research and development activity related to critical technologies (including cybersecurity, artificial intelligence, robotics, additive manufacturing, semiconductors, quantum technologies, energy storage or biotechnology) or dual-use items, is subject to the prior authorization of the French Ministry of Economy, which authorization may be conditioned on certain undertakings.

The Decree (décret) No. 2020 892 dated July 22, 2020, as amended on December 28, 2020 by the Decree No. 2020-1729 on December 22, 2021 by the Decree No. 2021-1758, and lastly on December 23, 2022 by the Decree (décret) n° 2022-1622 has implemented a 10% threshold of the voting rights for the non-EU/EEA investments made (i) in an entity incorporated under the laws of France and (ii) whose shares are admitted to trading on a regulated market, in addition to the 25% above-mentioned threshold. Set to expire on December 31, 2023, this 10% threshold could become permanent. The transactions falling within the scope of the Decree (décret) No. 2020-892, as amended, benefit from a “fast-track procedure” pursuant to which the investor is exempt from the authorization request provided for in Article R. 151-5 of the Monetary and Financial Code, provided that the investment project has been the subject of prior notification to the French Minister of Economy and that the transaction is carried out within six months following the notification. Unless the French Minister of Economy objects, the authorization is granted at the end of a period of ten working days following notification.

In the absence of such authorization, the relevant investment shall be deemed null and void. The relevant investor may be found criminally liable and may be sanctioned with a fine not to exceed the greater of the following amounts: (i) twice the amount of the relevant investment, (ii) 10% of the annual turnover before tax of the target company or (iii) €5 million (for a company) or €1 million (for a natural person).

Foreign Exchange Controls

Under current French foreign exchange control regulations there are no limitations on the amount of cash payments that we may remit to residents of foreign countries. Laws and regulations concerning foreign exchange controls do, however, require that all payments or transfers of funds made by a French resident to a non-resident such as dividend payments be handled by an accredited intermediary. All registered banks and substantially all credit institutions in France are accredited intermediaries.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

Citibank, N.A. has agreed to act as the depositary bank for the American Depositary Shares. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary bank. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank N.A., Milan Branch, via dei Mercanti, 12, 20121 Milan, Italy.

We will appoint Citibank as depositary bank pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website (www.sec.gov). Please refer to Registration Number 333-     when retrieving such copy.

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety. The portions of this summary description that are italicized describe matters that may be relevant to the ownership of ADSs but that may not be contained in the deposit agreement.

Each ADS represents the right to receive, and to exercise the beneficial ownership interests in, one ordinary share that is on deposit with the depositary bank and/or custodian. An ADS also represents the right to receive, and to exercise the beneficial interests in, any other property received by the depositary bank or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations. We and the depositary bank may agree to change the ADS-to-Share ratio by amending the deposit agreement. This amendment may give rise to, or change, the depositary fees payable by ADS owners. The custodian, the depositary bank and their respective nominees will hold all deposited property for the benefit of the holders and beneficial owners of ADSs. The deposited property does not constitute the proprietary assets of the depositary bank, the custodian or their nominees. Beneficial ownership in the deposited property will under the terms of the deposit agreement be vested in the beneficial owners of the ADSs. The depositary bank, the custodian and their respective nominees will be the record holders of the deposited property represented by the ADSs for the benefit of the holders and beneficial owners of the corresponding ADSs. A beneficial owner of ADSs may or may not be the holder of ADSs. Beneficial owners of ADSs will be able to receive, and to exercise beneficial ownership interests in, the deposited property only through the registered holders of the ADSs, the registered holders of the ADSs (on behalf of the applicable ADS owners) only through the depositary bank, and the depositary bank (on behalf of the owners of the corresponding ADSs) directly, or indirectly, through the custodian or their respective nominees, in each case upon the terms of the deposit agreement.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as an owner of ADSs and those of the depositary bank. As an ADS holder you appoint the depositary bank to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of ordinary shares will continue to be governed by the laws of France, which may be different from the laws in the United States.

In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary bank, the custodian, us or any of their or our respective agents or affiliates shall be required to take any actions whatsoever on your behalf to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

As an owner of ADSs, we will not treat you as one of our shareholders and you will not have direct shareholder rights. The depositary bank will hold on your behalf the shareholder rights attached to the ordinary shares underlying your ADSs. As an owner of ADSs you will be able to exercise the shareholders rights for the ordinary shares represented by your ADSs through the depositary bank only to the extent contemplated in the deposit agreement. To exercise any shareholder rights not contemplated in the deposit agreement you will, as an ADS owner, need to arrange for the cancellation of your ADSs and become a direct shareholder.

The manner in which you own the ADSs (e.g., in a brokerage account vs. as registered holder, or as holder of certificated vs. uncertificated ADSs) may affect your rights and obligations, and the manner in which, and extent to which, the depositary bank’s services are made available to you. As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary bank in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary bank (commonly referred to as the “direct registration system” or “DRS”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary bank. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary bank to the holders of the ADSs. The direct registration system includes automated transfers between the depositary bank and The Depository Trust Company (“DTC”), the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

The registration of the ordinary shares in the name of the depositary bank or the custodian shall, to the maximum extent permitted by applicable law, vest in the depositary bank or the custodian the record ownership in the applicable ordinary shares with the beneficial ownership rights and interests in such ordinary shares being at all times vested with the beneficial owners of the ADSs representing the ordinary shares. The depositary bank or the custodian shall at all times be entitled to exercise the beneficial ownership rights in all deposited property, in each case only on behalf of the holders and beneficial owners of the ADSs representing the deposited property.

Dividends and Distributions

As a holder of ADSs, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders of ADSs will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of the specified record date, after deduction of the applicable fees, taxes and expenses.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary bank will arrange for the funds received in a currency other than U.S. dollars to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the laws and regulations of France.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The depositary bank will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary bank will hold any cash amounts it is unable to distribute in a non-interest bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary bank holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States.

Distributions of Shares

Whenever we make a free distribution of ordinary shares for the securities on deposit with the custodian, we will deposit the applicable number of ordinary shares with the custodian. Upon receipt of confirmation of such deposit, the depositary bank will either distribute to holders new ADSs representing the ordinary shares deposited or modify the ADS-to-ordinary shares ratio, in which case each ADS you hold will represent rights and interests in the additional ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-ordinary shares ratio upon a distribution of ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary bank may sell all or a portion of the new ordinary shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (e.g., the U.S. securities laws) or if it is not operationally practicable. If the depositary bank does not distribute new ADSs as described above, it may sell the ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to subscribe for additional ordinary shares, we will give prior notice to the depositary bank and we will assist the depositary bank in determining whether it is lawful and reasonably practicable to distribute rights to subscribe for additional ADSs to holders.

The depositary bank will establish procedures to distribute rights to subscribe for additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary bank is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to subscribe for new ordinary shares other than in the form of ADSs.

The depositary bank will not distribute the rights to you if:

•	We do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

•	We fail to deliver satisfactory documents to the depositary bank; or

•	It is not reasonably practicable to distribute the rights.

The depositary bank will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary bank is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary bank and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary bank in determining whether such distribution is lawful and reasonably practicable.

The depositary bank will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary bank will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in France would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

Whenever we intend to distribute property other than cash, ordinary shares or rights to subscribe for additional ordinary shares, we will notify the depositary bank in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary bank in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we provide to the depositary bank all of the documentation contemplated in the deposit agreement, the depositary bank will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary bank may sell all or a portion of the property received.

The depositary bank will not distribute the property to you and will sell the property if:

•	We do not request that the property be distributed to you or if we request that the property not be distributed to you; or

•	We do not deliver satisfactory documents to the depositary bank; or

•	The depositary bank determines that all or a portion of the distribution to you is not reasonably practicable.

•	The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary bank in advance. If it is practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will provide notice of the redemption to the holders.

The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary bank will convert into U.S. dollars upon the terms of the deposit agreement the redemption funds received in a currency other than U.S. dollars and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary bank. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary bank may determine.

Changes Affecting Ordinary Shares

The ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, split-up, cancellation, consolidation or any other reclassification of such ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of our assets.

If any such change were to occur, your ADSs would, to the extent permitted by law and the deposit agreement, represent the right to receive the property received or exchanged in respect of the ordinary shares held on deposit. The depositary bank may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the Shares. If the depositary bank may not lawfully distribute such property to you, the depositary bank may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Ordinary Shares

Upon completion of the offering, the ordinary shares being offered pursuant to the prospectus will be deposited by us with the custodian. Upon receipt of confirmation of such deposit, the depositary bank will issue ADSs to the underwriters named in the prospectus. After the completion of the offering, the ordinary shares that are being offered for sale pursuant to the prospectus will be deposited by us with the custodian. Upon receipt of confirmation of such deposit, the depositary bank will issue ADSs to the underwriters named in the prospectus.

After the closing of the offer, the depositary bank may create ADSs on your behalf if you or your broker deposit ordinary shares with the custodian. The depositary bank will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the ordinary shares to the custodian. Your ability to deposit ordinary shares and receive ADSs may be limited by U.S. and French legal considerations applicable at the time of deposit.

The issuance of ADSs may be delayed until the depositary bank or the custodian receives confirmation that all required approvals have been given and that the ordinary shares have been duly transferred to the custodian. The depositary bank will only issue ADSs in whole numbers.

When you make a deposit of ordinary shares, you will be responsible for transferring good and valid title to the depositary bank. As such, you will be deemed to represent and warrant that:

The ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

All preemptive (and similar) rights, if any, with respect to such ordinary shares have been validly waived or exercised.

You are duly authorized to deposit the ordinary shares.

The ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement).

The ordinary shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary bank may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary bank and also must:

ensure that the surrendered ADR is properly endorsed or otherwise in proper form for transfer;

provide such proof of identity and genuineness of signatures as the depositary bank deems appropriate;

provide any transfer stamps required by the State of New York or the United States; and

pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary bank with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Ordinary Shares Upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary bank for cancellation and then receive the corresponding number of underlying ordinary shares at the custodian’s offices. Your ability to withdraw the ordinary shares held in respect of the ADSs may be limited by U.S. and French law considerations applicable at the time of withdrawal. In order to withdraw the ordinary shares represented by your ADSs, you will be required to pay to the depositary bank the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the ordinary shares. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold ADSs registered in your name, the depositary bank may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary bank may deem appropriate before it will cancel your ADSs. The withdrawal of the ordinary shares represented by your ADSs may be delayed until the depositary bank receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary bank will only accept ADSs for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

Temporary delays that may arise because (i) the transfer books for the ordinary shares or ADSs are closed, or (ii) ordinary shares are immobilized on account of a shareholders’ meeting or a payment of dividends.

Obligations to pay fees, taxes and similar charges.

Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the ordinary shares represented by your ADSs. The voting rights of holders of ordinary shares are described in the section of this prospectus entitled “Description of Share Capital.”

At our request, the depositary bank will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs. In lieu of distributing such materials, the depositary bank may distribute to holders of ADSs instructions on how to retrieve such materials upon request.

If the depositary bank timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities (in person or by proxy) represented by the holder’s ADSs in accordance with such voting instructions.

Securities for which no voting instructions have been received will not be voted (except as otherwise contemplated in the deposit agreement). Please note that the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner.

Fees and Charges

As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:

Service	Fees
Issuance of ADSs (e.g., an issuance of ADS upon a deposit of ordinary shares, upon a change in the ADS(s)-to-ordinary share ratio, or for any other reason), excluding ADS issuances as a result of distributions of ordinary shares)	Up to U.S. 5¢ per ADS issued

Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-ordinary share ratio, or for any other reason)	Up to U.S. 5¢ per ADS cancelled

Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to U.S. 5¢ per ADS held

Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held

Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to U.S. 5¢ per ADS held

ADS Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary bank

Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	Up to U.S. 5¢ per ADS (or fraction thereof) transferred

Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs (each as defined in the Deposit Agreement) into freely transferable ADSs, and vice versa).	Up to U.S. 5¢ per ADS (or fraction thereof) converted

As an ADS holder you will also be responsible to pay certain charges such as:

taxes (including applicable interest and penalties) and other governmental charges;

the registration fees as may from time to time be in effect for the registration of ordinary shares on the share register and applicable to transfers of ordinary shares to or from the name of the custodian, the depositary bank or any nominees upon the making of deposits and withdrawals, respectively;

certain cable, telex and facsimile transmission and delivery expenses;

the fees, expenses, spreads, taxes and other charges of the depositary bank and/or service providers (which may be a division, branch or affiliate of the depositary bank) in the conversion of foreign currency;

the reasonable and customary out-of-pocket expenses incurred by the depositary bank in connection with compliance with exchange control regulations and other regulatory requirements applicable to ordinary shares, ADSs and ADRs; and

the fees, charges, costs and expenses incurred by the depositary bank, the custodian, or any nominee in connection with the ADR program.

ADS fees and charges for (i) the issuance of ADSs, and (ii) the cancellation of ADSs are charged to the person for whom the ADSs are issued (in the case of ADS issuances) and to the person for whom ADSs are cancelled (in the case of ADS cancellations). In the case of ADSs issued by the depositary bank into DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being cancelled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs. In the case of (i) registration of ADS transfers, the ADS transfer fee will be payable by the ADS Holder whose ADSs are being transferred or by the person to whom the ADSs are transferred, and (ii) conversion of ADSs of one series for ADSs of another series, the ADS conversion fee will be payable by the Holder whose ADSs are converted or by the person to whom the converted ADSs are delivered.

In the event of refusal to pay the depositary bank fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary bank fees from any distribution to be made to the ADS holder. Certain depositary fees and charges (such as the ADS services fee) may become payable shortly after the closing of the ADS offering. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of such changes. The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time.

Amendments and Termination

We may agree with the depositary bank to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the ordinary shares represented by your ADSs (except as permitted by law).

We have the right to direct the depositary bank to terminate the deposit agreement. Similarly, the depositary bank may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary bank must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

After termination, the depositary bank will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary bank will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary bank will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

In connection with any termination of the deposit agreement, the depositary bank may make available to owners of ADSs a means to withdraw the ordinary shares represented by ADSs and to direct the depositary of such ordinary shares into an unsponsored American depositary share program established by the depositary bank. The ability to receive unsponsored American depositary shares upon termination of the deposit agreement would be subject to satisfaction of certain U.S. regulatory requirements applicable to the creation of unsponsored American depositary shares and the payment of applicable depositary fees.

In connection with any termination of the deposit agreement, the depositary bank may, with our consent, and shall, at our instruction, distribute to owners of ADSs the deposited property in a mandatory exchange for, and upon a mandatory cancellation of, the ADSs. The ability to receive the deposited property upon termination of the deposit agreement would be subject, in each case, to receipt by the depositary bank of (i) confirmation of satisfaction of certain U.S. regulatory requirements and (ii) payment of applicable depositary fees. The depositary bank will give notice to owners of ADSs at least 30 calendar days before termination of the deposit agreement. Owners of ADSs would be required to surrender ADSs to the depositary bank for cancellation in exchange for the deposited property.

Books of Depositary

The depositary bank will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary bank will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

•	The deposit agreement limits our obligations and the depositary bank’s obligations to you. Please note the following:

•	We and the depositary bank are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•

The depositary bank disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•

The depositary bank disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or worth of the ordinary shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary bank will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•

We and the depositary bank disclaim any liability if we or the depositary bank are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of our by-laws, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.

•

We and the depositary bank disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our by-laws or in any provisions of or governing the securities on deposit.

•

We and the depositary bank further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting Shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•

We and the depositary bank also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit that is made available to holders of ordinary shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary bank may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the depositary bank also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

•	No disclaimer of any Securities Act liability is intended by any provision of the deposit agreement.

•	Nothing in the deposit agreement gives rise to a partnership or joint venture, or establishes a fiduciary relationship, among us, the depositary bank and you as ADS holder.

•

Nothing in the deposit agreement precludes Citibank (or its affiliates) from engaging in transactions in which parties adverse to us or the ADS owners have interests, and nothing in the deposit agreement obligates Citibank to disclose those transactions, or any information obtained in the course of those transactions, to us or to the ADS owners, or to account for any payment received as part of those transactions.

As the above limitations relate to our obligations and the depositary’s obligations to you under the deposit agreement, we believe that, as a matter of construction of the clause, such limitations would likely to continue to apply to ADS holders who withdraw the ordinary shares from the ADS facility with respect to obligations or liabilities incurred under the deposit agreement before the cancellation of the ADSs and the withdrawal of the ordinary shares, and such limitations would most likely not apply to ADS holders who withdraw the ordinary shares from the ADS facility with respect to obligations or liabilities incurred after the cancellation of the ADSs and the withdrawal of the ordinary shares and not under the deposit agreement.

In any event, you will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. In fact, you cannot waive our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary bank and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary bank may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary bank and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary bank and to the custodian proof of taxpayer status and residence and such other information as the depositary bank and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary bank and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary bank will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary bank may take the following actions in its discretion:

Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

Distribute the foreign currency to holders for whom the distribution is lawful and practical.

Hold the foreign currency (without liability for interest) for the applicable holders.

Governing Law/Waiver of Jury Trial

The deposit agreement, the ADRs and the ADSs will be interpreted in accordance with the laws of the State of New York. The rights of holders of ordinary shares (including ordinary shares represented by ADSs) are governed by the laws of France.

As an owner of ADSs, you irrevocably agree that any legal action arising out of the Deposit Agreement, the ADSs or the ADRs involving us or the Depositary may only be instituted in a state or federal court in the city of New York.

AS A PARTY TO THE DEPOSIT AGREEMENT, YOU IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, YOUR RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF THE DEPOSIT AGREEMENT OR THE ADRs AGAINST US AND/OR THE DEPOSITARY BANK.

The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our ordinary shares, the ADSs or the deposit agreement, including any claim under U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law. However, you will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

ORDINARY SHARES AND ADSs ELIGIBLE FOR FUTURE SALE

Prior to the global offering, no public market existed in the United States for our ordinary shares or the ADSs. Future sales of ADSs in the public market after the global offering, and the availability of ADSs for future sale, could adversely affect the market price of the ADSs prevailing from time to time. As described below, a significant number of currently outstanding ordinary shares will not be available for sale shortly after the global offering due to contractual restrictions on transfers of ordinary shares. Accordingly, sales of substantial amounts of the ADSs or the ordinary shares, or the perception that these sales could occur, could adversely affect prevailing market prices for the ADSs and could impair our future ability to raise equity capital.

Based on the number of ordinary shares outstanding on June 30, 2023, upon completion of the global offering,                      ordinary shares (including ordinary shares represented by ADSs) will be outstanding, assuming no outstanding options or warrants are exercised. All of the ADSs sold in the global offering will be freely tradable without restrictions or further registration under the Securities Act, except for any ADSs sold to our “affiliates,” as that term is defined under Rule 144 under the Securities Act. The remaining ordinary shares held by existing shareholders are “restricted securities,” as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if their resale qualifies for exemption from registration described below under Rule 144 or 701 under the Securities Act.

Additionally, of the options and warrants to purchase                     ordinary shares outstanding as of June 30, 2023 and assuming no outstanding options or warrants are exercised and no exercise of the underwriters’ option to purchase                    additional ADSs and/or ordinary shares, options and warrants exercisable for                    ordinary shares will be vested and eligible for sale 90 days after the date of this prospectus subject to French law, as described above.

Under the lock-up and market stand-off agreements described below and the provisions of Rules 144 and 701 under the Securities Act and French law, and assuming no exercise of the underwriters’ option to purchase                    additional ADSs and/or ordinary shares, these restricted securities will be available for sale in the public market as follows:

•	Approximately ordinary shares (including ordinary shares represented by ADSs) will be eligible for immediate sale on the date of this prospectus; and

•

                    ordinary shares (including ordinary shares represented by ADSs) will be eligible for sale upon the expiration of the lock-up and market stand-off agreements 90 days after the date of this prospectus, provided that shares held by our affiliates will remain subject to volume, manner of sale and other resale limitations set forth in Rule 144 of the Securities Act, as described below and subject to French law, both as described above.

French Law

Under French law, and notably under the General Regulation issued by the French Financial Market Authority (Réglement Général de l’AMF), as well as under EU Market Abuse Regulation 596/2014 of April 16, 2014 (MAR), any person that holds inside information shall, until such information is made public, refrain from (i) carrying out any transactions relating to securities issued by the company, (ii) recommending that another person engage in insider dealing or inducing another person to engage in insider dealing, and (iii) unlawfully disclosing inside information outside of the normal exercise of an employment, a profession or duties. The use of inside information by cancelling or amending an order concerning a financial instrument to which the information relates where the order was placed before the person concerned possessed the inside information, shall also be considered to be insider dealing. These rules apply to all persons who hold inside information as a result of (1) their status as board member, executive officer, manager, employee of the company, third parties acting on behalf of the company and having access to privileged information as party of their professional relations with the company during the preparation or the completion of a particular transaction, such as investor services providers, lawyers or public relations agencies, (2) their holding of securities in the share capital of the company, and/or (3) their access to information because of their employment, profession or duties or their participation in the preparation of a financial transaction.

Under MAR and the General Regulation of the French Financial Market Authority, it is also prohibited for a person to engage or attempt to engage in market manipulation.

Prohibited transactions include all transactions related to securities (stocks, securities convertible, options and warrants), and in particular, (i) transfer of securities, (ii) exercise of options, warrants (including founder’s share warrants (BCE) or share warrants (BSA)), exercise of any securities giving access to the capital, (iii) transfer of free shares (AGA) and (iv) acquisition of securities.

Rule 144

In general, a person who has beneficially owned our ordinary shares that are restricted shares for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned our ordinary shares that are restricted shares for at least six months but who are its affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of our ordinary shares then outstanding, which will equal approximately                 ordinary shares immediately after the global offering, assuming no exercise of the underwriter’s option to purchase                additional ADSs and/or ordinary shares; or

•	the average weekly trading volume of the ADSs on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale,

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares subject also to French law, as described above.

However, all Rule 701 shares are subject to lock-up agreements as described below and in the section of this prospectus titled “Underwriters” and will not become eligible for sale until the expiration of the restrictions set forth in those agreements. In addition, any Rule 701 shares held by employees who are French tax residents and who were granted share options prior to                 , may be subject to an additional holding period under the terms of the applicable share option plan.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act. Accordingly, restricted securities may be sold in offshore transactions in compliance with Regulation S.

Registration Rights

None of our security holders possess registration rights.

Lock-Up Agreements

We, our officers, directors and certain of our existing shareholders have agreed, among other things and subject to certain exceptions, with the underwriters not to nor publicly disclose the intention to, during the period ending 90 days after the date of this prospectus, directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, enter into any hedging, swap or any other agreement or otherwise transfer or dispose of any ordinary shares, ADSs or any securities convertible into, exercisable or exchangeable for our ordinary shares or ADSs, except with the prior written consent of the representatives of the underwriters. See “Underwriters.”

We do not expect any release of ordinary shares or ADSs subject to lock-up agreements prior to the expiration of the lock-up period. Upon the expiration of the lock-up period, substantially all of the ordinary shares (which may be in the form of ADSs) subject to such lock-up restrictions will become eligible for sale, subject to the limitations described above.

Morgan Stanley & Co. LLC and Leerink Partners LLC, in their sole discretion, may release the securities subject to the lock-up agreements described above in whole or in part at any time.

MATERIAL UNITED STATES FEDERAL INCOME AND FRENCH TAX CONSIDERATIONS

The summary set forth below describes certain French and U.S. federal income tax consequences relating to the purchase, ownership and disposition of the ADSs to U.S. Holders (as defined below) as of the date hereof. This summary does not represent a detailed description of the tax consequences applicable to a U.S. Holder that is subject to special treatment under the U.S. federal tax laws, including, without limitation:

•	certain financial institutions;

•	traders in securities who use a mark-to-market method of tax accounting;

•	dealers in securities or currencies;

•	persons holding ADSs as part of a hedging transaction, “straddle,” wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the ADSs;

•	regulated investment companies;

•	insurance companies;

•	real estate investment trusts, grantor trusts or other trusts;

•	persons whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar;

•	expatriates of the United States;

•	tax exempt entities, including “individual retirement accounts” and “Roth IRAs”;

•	entities or arrangements classified as partnerships or other pass-through entities for U.S. federal income tax purposes (and investors therein);

•	persons that received ADSs as compensation for the performance of services;

•	persons that own or are deemed to own ten percent or more of our shares (by vote or value); and

•	persons holding ADSs in connection with a trade or business, permanent establishment, or fixed base outside the United States.

This summary is for general information only. Prospective Investors considering the purchase, ownership or disposition of the ADSs are advised to consult their own tax advisers concerning the French and U.S. federal income tax consequences in light of their particular facts and circumstances, as well as any consequences arising under the laws of any other taxing jurisdiction.

French Income Tax Considerations

The following describes the material French income tax consequences to U.S. Holders (as defined below) of purchasing, owning and disposing of our ADSs and, unless otherwise noted, this discussion is the opinion of Dechert, our French tax counsel, insofar as it relates to matters of French tax law and legal conclusions with respect to those matters.

This discussion does not purport to be a complete analysis or listing of all potential tax effects of the acquisition, ownership or disposition of our ADSs to any particular investor, and does not discuss tax considerations that arise from rules of general application or that are generally assumed to be known by investors. All of the following is subject to change. Such changes could apply retroactively and could affect the consequences described below.

In 2011, France introduced a comprehensive set of new tax rules applicable to French assets that are held by or in foreign trusts. These rules, among other things, provide for the inclusion of trust assets in the settlor’s net assets for purpose of applying the former French wealth tax (replaced by the French real estate wealth tax as from January 1, 2018), for the application of French gift and death duties to French assets held in trust, for a specific tax on capital on the French assets of foreign trusts not already subject to the former French wealth tax (replaced by the French real estate wealth tax as from January 1, 2018) and for a number of French tax reporting and disclosure obligations. The following discussion does not address the French tax consequences applicable to ADSs held in trusts. If ADSs are held in trust, the grantor, trustee and beneficiary are urged to consult their own tax adviser regarding the specific tax consequences of acquiring, owning and disposing of ADSs.

The description of the French income tax and real estate wealth tax consequences set forth below is based on the Convention Between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital of August 31, 1994 which came into force on December 30, 1995 (as amended by any subsequent protocols, including the protocol of January 13, 2009), or the Treaty and the tax guidelines issued by the French tax authorities in force as of the date of this prospectus.

For the purposes of this discussion, the term “U.S. Holder” means a beneficial owner of ADSs that is (or is treated as), for U.S. federal income tax purposes: (1) an individual who is a U.S. citizen or resident, (2) a corporation or other entity that is treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof, including the District of Colombia, (3) otherwise subject to U.S. federal income taxation or (4) a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust or has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

If a partnership (or any other entity treated as partnership for U.S. federal income tax purposes) holds ADSs, the tax treatment of the partnership and a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. If a U.S. Holder is a partnership or a partner in a partnership that holds ADSs, such holder is urged to consult its own tax adviser regarding the specific tax consequences of acquiring, owning and disposing of securities.

This discussion applies only to investors that hold our ADSs as capital assets that have the U.S. dollar as their functional currency, that are entitled to Treaty benefits under the “Limitation on Benefits” provision contained in the Treaty, and whose ownership of the ADSs is not effectively connected to a permanent establishment or a fixed base in France. Certain U.S. Holders (including, but not limited to, U.S. expatriates, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, banks, insurance companies, regulated investment companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, persons who acquired the securities pursuant to the exercise of employee share options or otherwise as compensation, persons that own (directly, indirectly or by attribution) 5% or more of our voting stock or 5% or more of our outstanding share capital, dealers in securities or currencies, persons that elect to mark their securities to market for U.S. federal income tax purposes and persons holding securities as a position in a synthetic security, straddle or conversion transaction) may be subject to special rules not discussed below.

U.S. Holders are urged to consult their own tax advisers regarding the tax consequences of the purchase, ownership and disposition of securities in light of their particular circumstances, especially with regard to the “Limitations on Benefits” provision.

Estate and Gift Taxes and Transfer Taxes

In general, a transfer of securities by gift or by reason of death of a U.S. Holder that would otherwise be subject to French gift or inheritance tax, respectively, will not be subject to such French tax by reason of the Convention between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritances and Gifts, dated November 24, 1978, unless (i) the donor or the transferor is domiciled in France at the time of making the gift or at the time of his or her death, or (ii) the securities were used in, or held for use in, the conduct of a business through a permanent establishment or a fixed base in France.

Financial Transactions Tax

Pursuant to Article 235 ter ZD of the French Tax Code (Code général des impôts) (the “FTC”), purchases of certain securities issued by a French company, including ordinary shares (which may be in the form of ADSs), which are listed on a regulated market of the EU or an exchange market formally acknowledged by the Minister of Economy, after consultation opinion from the AMF (in each case within the meaning of the French Monetary and Financial Code (the “FMFC”)) are subject in France to a 0.3% tax on financial transactions (the “TFT”), provided inter alia that the issuer’s market capitalization exceeds €1 billion as of December 1 of the year preceding the taxation year.

The Nasdaq Global Market, on which ADSs will be listed, is not currently acknowledged by the French Minister of Economy, but it may change in the future.

Moreover, a list of French relevant companies whose market capitalization exceeds €1 billion as of December 1 of the year preceding the taxation year is published annually by the French State. The last version of such list was dated December 21, 2022 (BOI-ANNX-000467). It did not include Abivax SA as its market capitalization did not exceed €1.0 billion.

Following the global offering, purchases of our ADSs may thus be subject to the TFT if (1) Abivax SA’s market capitalization exceeds €1.0 billion, and (2) the Nasdaq Global Market is acknowledged by the French Minister of Economy.

Registration Duties

In the case where the TFT is not applicable, (1) transfers of shares issued by a French company which are listed on a regulated or organized market within the meaning of the FMFC are subject to uncapped registration duties at the rate of 0.1% if the transfer is evidenced by a written statement (“acte”) executed either in France or outside France, whereas (2) transfers of shares issued by a French company which are not listed on a regulated or organized market within the meaning of the FMFC are subject to uncapped registration duties at the rate of 0.1% notwithstanding the existence of a written statement.

As ordinary shares of Abivax SA are listed on Euronext, which is a regulated market within the meaning of the FMFC, their transfer should be subject to uncapped registration duties at the rate of 0.1% only if such transfer is evidenced by a written agreement. Although the official guidelines published by the French tax authorities are silent on this point (BOI-ENR-DMTOM-40-10-10-12/09/2012), ADSs should remain outside of the scope of the aforementioned 0.1% registration duties.

Real Estate Wealth Tax

Since January 1, 2018, the French wealth tax (impôt de solidarité sur la fortune) has been repealed and replaced by the French real estate wealth tax (impôt sur la fortune immobilière).

The scope of such new tax is narrowed to real estate assets (and certain assets deemed to be real estate assets) or rights, held directly or indirectly through one or more legal entities and whose net taxable assets amount at least to €1,300,000.

Broadly, subject to provisions of double tax treaties and to certain exceptions, individuals who are not residents of France for tax purposes within the meaning of Article 4 B of the FTC, are subject to real estate wealth tax (impôt sur la fortune immobilière) in France in respect of the portion of the value of their shares of our company representing real estate assets (Article 965, 2° of the FTC). Some exceptions are provided by the FTC. For instance, any participations representing less than 10% of the share capital of an operating company and shares representing real estate for the professional use of the company considered shall not fall within the scope of the French real estate wealth tax (impôt sur la fortune immobilière). Under the Treaty (the provisions of which should be applicable to this new real estate wealth tax (impôt sur la fortune immobilière) in France), the French real estate wealth tax (impôt sur la fortune immobilière) will however generally not apply to securities held by an eligible U.S. Holder who is a U.S. resident, as defined pursuant to the provisions of the Treaty, provided that such (i) U.S. Holder (a) does not own directly or indirectly more than 25% of the issuer’s financial rights and (b) that the ADSs do not form part of the business property of a permanent establishment or fixed base in France and (ii) that the issuer’s assets do not consist in at least 50 percent of real property located in France, or that the issuer’s shares do not derive at least 50 percent of their value, directly or indirectly, from real property located in France.

U.S. Holders are advised to consult their own tax advisor regarding the specific tax consequences which may apply to their particular situation with respect to such French real estate wealth tax (impôt sur la fortune immobilière).

Taxation of Dividends

Dividends paid by a French corporation to non-residents of France are generally subject to French withholding tax at a rate of currently (i) 25% for dividends paid to legal persons which are not French tax residents, and (ii) 12.8% for dividends paid to individuals who are not French tax residents. Dividends paid by a French corporation in a non-cooperative State or territory, as defined in Article 238-0 A of the FTC, other than those states or territories mentioned in 2° of 2 bis of the same Article 238-0 A will generally be subject to French withholding tax at a rate of 75%. However, eligible U.S. Holders entitled to Treaty benefits under the “Limitation on Benefits” provision contained in the Treaty who are U.S. residents, as defined pursuant to the provisions of the Treaty, will not be subject to this 12.8%, 25% or 75% withholding tax rate, but may be subject to the withholding tax at a reduced rate (as described below).

Under the Treaty, the rate of French withholding tax on dividends paid to an eligible U.S. Holder who is a U.S. resident as defined pursuant to the provisions of the Treaty and the beneficial owner of these dividends, and whose ownership of the ordinary shares (which may be in the form of ADSs) is not effectively connected with a permanent establishment or fixed base that such U.S. Holder has in France, is generally reduced to 15%, or to 5% if such U.S. Holder is a corporation and owns directly or indirectly at least 10% of the share capital of the issuer; such U.S. Holder may claim a refund from the French tax authorities of the amount withheld in excess of the Treaty rates of 15% or 5%, if any.

For U.S. Holders that are not individuals but are U.S. residents, as defined pursuant to the provisions of the Treaty, the requirements for eligibility for Treaty benefits, including the reduced 5% or 15% withholding tax rates contained in the “Limitation on Benefits” provision of the Treaty, are complicated, and certain technical changes were made to these requirements by the protocol of January 13, 2009. U.S. Holders are advised to consult their own tax advisers regarding their eligibility for Treaty benefits in light of their own particular circumstances.

Dividends paid to an eligible U.S. Holder may immediately be subject to the reduced rates of 5% or 15% provided that:

•

such holder establishes before the date of payment that it is a U.S. resident under the Treaty by completing and providing the depositary with a treaty form (Form 5000) in accordance with French guidelines (BOI-INT-DG-20-20-20-20-12/09/2012); or

•

the depositary or other financial institution managing the securities account in the U.S. of such U.S. Holder provides the French paying agent with a document listing certain information about the U.S. Holder and its ordinary shares or ADSs and a certificate (BOI-LETTRE-000138-28/07/2014) whereby the financial institution managing the U.S. Holder’s securities account in the United States takes full responsibility for the accuracy of the information provided in the document.

Otherwise, dividends paid to a U.S. Holder, if such U.S. Holder is a legal person, will be subject to French withholding tax at the rate of 25%, or 75% if paid in a non-cooperative State or territory (as defined in Article 238-0 A of the FTC, but other than those states or territories mentioned in 2° of 2 bis of the same Article 238-0 A), and then reduced at a later date to 5% or 15%, provided that such holder duly completes and provides the

French tax authorities with the treaty forms Form 5000 and Form 5001 before December 31 of the second calendar year following the year during which the dividend is paid.

Certain qualifying pension funds and certain other tax-exempt entities are subject to the same general filing requirements as other U.S. Holders except that they may have to supply additional documentation evidencing their entitlement to these benefits.

Since the withholding tax rate applicable under French domestic law to U.S. Holders who are individuals does not exceed the cap provided in the Treaty (i.e., 15%), the 12.8% rate shall apply, without any reduction provided under the Treaty.

Besides, please note that pursuant to Article 235 quater of the FTC (introduced by the French finance bill No. 2019-1479 for 2020) and under certain conditions, a corporate U.S. Holder which is in a tax loss position for the fiscal year during which the dividend is received may be entitled to a deferral regime, and obtain a withholding tax refund. The tax deferral ends in respect of the first financial year during which this U.S. Holder is in a profit making position, as well as in the cases set out in Article 235 quater of the FTC. Finance Bill for 2022 extended the deadline to claim the refund (December 31 of the second year following the year of payment instead of three months after the end of the fiscal year following the payment of the income) and clarify the order in which the deferred taxes become due (the forfeiture of the deferral applies in priority to the oldest withholding taxes). Also, pursuant to newly introduced Article 235 quinquies of the FTC and under certain conditions, a corporate U.S. Holder may be entitled to a refund of a fraction of the withholding tax, up to the difference between the withholding tax paid (on a gross basis) and the withholding tax based on the dividend net of the expenses incurred for the acquisition and conservation directly related to the income, provided (i) that these expenses would have been tax deductible had the U.S. Holder been established in France, and (ii) that the tax rules in the United States do not allow the U.S. Holder to offset the withholding tax.

Tax on Sale or Other Disposition

In general, under the Treaty, a U.S. Holder who is a U.S. resident for purposes of the Treaty will not be subject to French tax on any capital gain from the redemption (other than redemption proceeds characterized as dividends under French domestic tax law or administrative guidelines), sale or exchange of ADSs unless the ADSs form part of the business property of a permanent establishment or fixed base that the U.S. Holder has in France.

Special rules apply to U.S. Holders who are residents of more than one country.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of acquiring, owning and disposing of the ADSs. It is not a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire securities. This discussion applies only to a U.S. Holder that is an initial purchaser of the ADSs pursuant to the global offering and that will hold such ADSs as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). In addition, it does not describe all of the tax considerations that may be relevant in light of a U.S. Holder’s particular circumstances, including U.S. federal estate, gift, Medicare contribution tax on net investment income, and alternative minimum tax considerations, the special tax accounting rules under Section 451(b) of the Code, any state, local, or non-U.S. tax considerations, and tax considerations applicable to U.S. Holders subject to special rules, including, without limitation:

•	certain financial institutions;

•	traders in securities who use a mark-to-market method of tax accounting;

•	dealers in securities or currencies;

•	persons holding ADSs as part of a hedging transaction, “straddle,” wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the ADSs;

•	regulated investment companies;

•	insurance companies;

•	real estate investment trusts, grantor trusts or other trusts;

•	persons whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar;

•	expatriates of the United States;

•	tax exempt entities, including “individual retirement accounts” and “Roth IRAs”;

•	entities or arrangements classified as partnerships or other pass-through entities for U.S. federal income tax purposes (and investors therein);

•	persons that received ADSs as compensation for the performance of services;

•	persons that own or are deemed to own ten percent or more of our shares (by vote or value); and

•	persons holding ADSs in connection with a trade or business, permanent establishment, or fixed base outside the United States.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds the ADSs, the U.S. federal income tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding the ADSs and partners in such partnerships are encouraged to consult their own tax advisers as to the particular U.S. federal income tax consequences of acquiring, owning, and disposing of the ADSs.

This description is based on the Code, existing, proposed and temporary U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, in each case as in effect and available on the date hereof. All of the foregoing is subject to change, which change could apply retroactively, and to differing interpretations, all of which could affect the tax considerations described below. No rulings have been sought from the U.S. Internal Revenue Service (the “IRS”), regarding the matters discussed herein and there can be no assurance that the IRS will not take a contrary position concerning the tax consequences of the acquisition, ownership and disposition of the ADSs or that such a position would not be sustained. U.S. Holders should consult their own tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of acquiring, owning, and disposing of the ADSs in their particular circumstances.

As used for purposes of this section “—Material U.S. Federal Income Tax Considerations for U.S. Holders”, “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of the ADSs that is an initial purchaser of the ADSs pursuant to the global offering and is:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;

•	an estate whose income is eligible for inclusion in gross income for U.S. federal income tax purposes, regardless of its source; or

•

a trust, if (A) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more United States persons (as such term is defined under the Code) have authority to control all substantial decisions of the trust, or (B) the trust has a valid election in place under applicable U.S. Treasury regulations to treat the trust as a United States person (as such term is defined under the Code).

The discussion below assumes that the representations contained in the depositary agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with its terms. For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying ordinary shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of ADSs for ordinary shares will generally not be subject to U.S. federal income tax.

U.S. Holders are encouraged to consult their own tax advisers concerning the U.S. federal, state, local and foreign tax consequences of acquiring, owning and disposing of the ADSs in their particular circumstances.

Taxation of Distributions

Subject to the passive foreign investment company (“PFIC”) rules described below, distributions paid on the ADSs, other than certain pro rata distributions of the ADSs, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). We do not maintain calculations of our earnings and profits under U.S. federal income tax principles, and so we expect that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations, dividends paid by a “qualified foreign corporation” are eligible for taxation at a preferential capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain requirements are met. However, if we are a PFIC (or treated as a PFIC with respect to the U.S. Holder) for the taxable year in which the dividend is paid or the preceding taxable year (see discussion below under “Passive Foreign Investment Company Rules”), we will not be treated as a qualified foreign corporation, and therefore the preferential capital gains tax rate described above will not apply. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the preferential tax rate on dividends with regard to its particular circumstances.

A non-U.S. corporation (other than a corporation classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation if: (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States, which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision, and which includes an exchange of information provision; or (ii) with respect to any dividend it pays on shares that are readily tradable on an established securities market in the United States. We believe that we qualify as a resident of France for the purposes of, and are eligible for the benefits of, the income tax treaty between France and the United States, which the IRS has determined is satisfactory for purposes of the qualified dividend rules, and that it includes an exchange of information provision, although there can be no assurance in this regard. Further, our ADSs will generally be considered to be readily tradable on an established securities marked in the United States if they are listed on the Nasdaq Global Market, which we anticipate the ADSs will be. Therefore, subject to the discussion below under “Passive Foreign Investment Company Rules,” if the income tax treaty between France and the United States is applicable, or if the ADSs are readily tradable on an established securities market in the United States, dividends paid on the ADSs will generally be “qualified dividend income” in the hands of individual U.S. Holders, provided that certain conditions are met, including conditions relating to the holding period and the absence of certain risk reduction transactions.

A U.S. Holder must include the gross amount of a dividend without reduction for amounts withheld by us in respect of French income taxes (see “Material United States Federal Income and French Tax Considerations—Certain French Considerations”), even though the U.S. Holder did not in fact receive the amount associated with the withheld French tax. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will generally be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt (or deemed receipt) of the dividend. The amount of any distribution of property other than cash (and excluding certain pro rata distributions of ordinary shares or ADSs or rights to acquire ordinary shares or ADSs) will be the fair market value of such property on the date of the distribution. The amount of any dividend income paid in euros will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s particular circumstances, French income taxes withheld from dividends on the ADSs at a rate not exceeding the rate provided by the income tax treaty between France and the United States will generally be creditable against the U.S. Holder’s U.S. federal income tax liability. Dividend distributions with respect to the ADSs generally will be treated as ‘‘passive category’’ income from sources outside the United States for purposes of determining a U.S. Holder’s U.S. foreign tax credit limitation. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including any French income tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

Sale or Other Taxable Disposition of the ADSs

A U.S. Holder will generally recognize gain or loss for U.S. federal income tax purposes upon the sale, exchange or other taxable disposition of the ADSs in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale or exchange and the U.S. Holder’s tax basis for those ADSs. Subject to the PFIC rules described below, this gain or loss will generally be a capital gain or loss. The adjusted tax basis in an ADS generally will be equal to the cost of such ADS. Capital gain from the sale, exchange or other taxable disposition of ADSs of a non-corporate U.S. Holder is generally eligible for a preferential rate of taxation applicable to capital gains, if the non-corporate U.S. Holder’s holding period determined at the time of such sale, exchange or other taxable disposition for such ADSs exceeds one year (i.e., such gain is long-term taxable gain). The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations under the Code. Any such gain or loss that a U.S. Holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

For a cash basis taxpayer, units of foreign currency paid or received are translated into U.S. dollars at the spot rate on the settlement date of the purchase or sale. In that case, no foreign currency exchange gain or loss will result from currency fluctuations between the trade date and the settlement date of such a purchase or sale. An accrual basis taxpayer, however, may elect the same treatment required of cash basis taxpayers with respect to purchases and sales of the ADSs that are traded on an established securities market, provided the election is applied consistently from year to year. Such election may not be changed without the consent of the IRS. For an accrual basis taxpayer who does not make such an election, units of foreign currency paid or received are translated into U.S. dollars at the spot rate on the trade date of the purchase or sale. Such an accrual basis taxpayer may recognize exchange gain or loss based on currency fluctuations between the trade date and the settlement date. Any foreign currency gain or loss a U.S. Holder realizes will be U.S. source ordinary income or loss.

Passive Foreign Investment Company Rules

Under the Code, we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” (“income test”) or (ii) 50% or more of the average quarterly value of our assets (generally determined on the basis of a weighted quarterly average) consist of assets that produce, or are held for the production of, “passive income.” Passive income generally includes dividends, interest, and gains from the sale or exchange of investment property and rents or royalties other than rents or royalties which are received from unrelated parties in connection with the active conduct of a trade or business. Passive assets include, among others, cash and assets readily convertible into cash, while our goodwill and other unbooked intangibles associated with active business activities may generally be treated as non-passive assets. In addition, for purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the equity interests of another corporation is treated as if it held its proportionate share of the assets of the other corporation, and received directly its proportionate share of the income of the other corporation. If a corporation is treated as a PFIC with respect to a U.S. Holder for any taxable year, the corporation will continue to be treated as a PFIC with respect to that U.S. Holder in all succeeding taxable years, regardless of whether the corporation continues to meet the PFIC requirements in such years, unless certain elections are made.

Based on our analysis of our financial statements, activities and relevant market and shareholder data, we do not believe that we were a PFIC for the taxable year ended December 31, 2022. Whether we are a PFIC for any taxable year will depend on the composition of our income and the composition, nature and value of our assets from time to time (including the value or our goodwill, which may be determined by reference to the value of our ADSs, which could fluctuate considerably). We currently do not generate product revenues and therefore we may be a PFIC for any taxable year in which we do not generate sufficient amounts of non-passive income to offset our passive financing income. As a result, there can be no assurance that we will not be treated as a PFIC for the current or any future taxable year and our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or future taxable year. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS, will agree with our conclusion and that the IRS would not successfully challenge our position. If we are a PFIC for any year during which a U.S. Holder holds the ADSs, unless certain elections have been made by the U.S. Holder, we generally will continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which the U.S. Holder holds the ADSs, even if we cease to meet the threshold requirements for PFIC status.

If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs, the U.S. Holder may be subject to adverse tax consequences, regardless of whether we remain a PFIC. Generally, gain recognized upon a disposition (including, under certain circumstances, a pledge) of the ADSs by the U.S. Holder would be allocated ratably over the U.S. Holder’s holding period for such ADSs. The amounts allocated to the taxable year of disposition and to years before we became a PFIC (“pre-PFIC Years”) would be taxed as ordinary income. The amount allocated to each other taxable years would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and would be subject to an interest charge on the resulting tax deemed deferred with respect to each such other taxable year. Further, to the extent that any distribution received by a U.S. Holder on its ADSs exceeds 125% of the average of the annual distributions on such ADSs received by the U.S. Holder during the (i) preceding three years or (ii) the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner described immediately above with respect to gain on disposition.

Alternatively, if we are a PFIC and if the ADSs are “regularly traded” on a “qualified exchange,” a U.S. Holder could make a mark-to-market election that would result in tax treatment different from the general tax treatment described in the preceding paragraph. The ADSs would be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ADSs are traded on a qualified exchange, including the Nasdaq Global Market, on at least 15 days during each calendar quarter. The ADSs are listed on the Nasdaq Global Market, and we expect, although no assurance can be given, that they will be regularly traded on the Nasdaq Global Market. U.S. Holders should consult with their own tax advisors regarding potential availability of the mark-to-market election.

If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC.

A timely election to treat a PFIC as a qualified electing fund under Section 1295 of the Code (“QEF Election”) would result in alternative treatment. If a U.S. Holder makes a QEF Election for the first tax year of such U.S. Holder’s holding period in which we are classified as a PFIC, then such U.S. Holder generally would not be subject to the PFIC rules described above. Instead, a U.S. Holder that makes a timely and effective QEF Election will currently include in gross income such U.S. Holder’s (a) pro rata share of our ordinary earnings as ordinary income and (b) pro rata share of our net capital gain as long-term capital gain, regardless of whether we have made any distributions of such earnings or gain. The U.S. Holder’s basis in its ADSs would be increased to reflect the amount of such income inclusions. Generally, for this purpose, “ordinary earnings” are the excess of our (a) “earnings and profits” over (b) net capital gain, and “net capital gain” is the excess of our (a) net long-term capital gain over (b) net short-term capital loss.

A U.S. Holder that has made such a timely and effective QEF Election generally may receive a distribution tax-free as a return of capital to the extent that such distribution represents “earnings and profits” that were previously included in income by the U.S. Holder because of such QEF Election and such distribution will reduce such U.S. holder’s adjusted tax basis in our ADSs to reflect the amount allowed as a tax free distribution because of such QEF Election. A U.S. Holder that makes a QEF Election would generally recognize capital gain or loss on the sale, exchange or other taxable disposition of its ADSs.

However, a U.S. Holder will only be able to make a QEF Election if we provide such U.S. Holder with certain tax information annually, and we may determine not to provide such information. Furthermore, if the IRS determines that we were a PFIC for a year with respect to which we had determined that we were not (or believed we were not) a PFIC, it might be too late for a U.S. Holder to make a timely QEF Election, unless the U.S. Holder qualifies under the applicable Treasury Regulations to make a retroactive (late) election. U.S. Holders should consult their own tax advisors regarding the making of any such QEF Election.

In addition, if we are a PFIC or, with respect to particular U.S. Holders, are treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

If a U.S. Holder owns ADSs during any year in which we are a PFIC, the holder generally must file an IRS Form 8621, or such other form as is required by the U.S. Treasury Department, generally with the holder’s federal income tax return for that year.

U.S. Holders should consult their tax advisers regarding whether we are or may become a PFIC and the potential application of the PFIC rules.

Information Reporting and Backup Withholding

Payments of distributions and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Information With Respect to Foreign Financial Assets

Certain U.S. Holders who are individuals may be required to report information relating to their ownership of an interest in certain foreign financial assets, including stock of a non-U.S. person, generally on Form 8938, subject to exceptions (including an exception for stock held through a U.S. financial institution). In addition, certain U.S. Holders may be required to file a FinCEN Form 114 (Report of Foreign Bank and Financial Accounts) with the U.S. Treasury Department each year to report their interest in the ADSs. U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to the ADSs.

The above description is not intended to constitute a complete analysis of all tax consequences relating to acquisition, ownership and disposition of the ADSs. You should consult your tax advisor concerning the tax consequences of your particular situation.

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and Leerink Partners LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of ADSs (including underlying ordinary shares) and ordinary shares indicated below:

Name	Number of ADSs	Number of Ordinary Shares
Morgan Stanley & Co. LLC
Leerink Partners LLC
Bryan Garnier Securities SAS
Bryan Garnier & Co Limited
LifeSci Capital LLC

Total:

The closings of the U.S. offering and the European private placement will occur simultaneously. The total number of ordinary shares (including in the form of ADSs) in the U.S. offering and European private placement is subject to reallocation between these offerings, as permitted under applicable laws and regulations.

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the ADSs and ordinary shares subject to their acceptance of the ADSs and ordinary shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs and ordinary shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the ADSs and ordinary shares offered by this prospectus if any such ADSs and ordinary shares are taken. However, the underwriters are not required to take or pay for the ADSs and/or ordinary shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the ADSs and ordinary shares directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $                 per ADS and €                     per ordinary share under the public offering price. After the initial offering of the ADSs and ordinary shares, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                 additional ADSs and/or ordinary shares at the public offering price listed on the cover page of this prospectus, less underwriting commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs and ordinary shares offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs and/or ordinary shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of ADSs and/or ordinary shares listed next to the names of all underwriters in the preceding table.

The following table shows the per ADS, per ordinary share and total public offering price, underwriting commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                  ADSs and/or ordinary shares.

	Per ADS		Per Ordinary Share		Total
	No Exercise	Full Exercise	No Exercise	Full Exercise	No Exercise	Full Exercise
Public offering price	$	$	$	$	$	$
Underwriting commissions to be paid by us	$	$	$	$	$	$
Proceeds, before expenses, to us	$	$	$	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting commissions, are approximately $             . We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $            .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of ADSs and ordinary shares offered by them.

We intend to apply to list our ADSs on the Nasdaq Global Market under the symbol “ABVX.” Our ordinary shares are listed on Euronext Paris under the symbol “ABVX.”

We and all directors and executive officers and certain of our shareholders have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and Leerink Partners LLC on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the period ending 90 days after the date of this prospectus (the “restricted period”):

(i)

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ADSs, ordinary shares, or any securities convertible into or exercisable or exchangeable for ADSs or ordinary shares (such other securities, including any received upon grant or vesting pursuant to a free share plan, “derivative securities”);

(ii)	file any registration statement with the SEC relating to the offering of any ADSs, ordinary shares or derivative securities; or

(iii)

enter into any hedging, swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of ADSs, ordinary shares or derivative securities, whether any such transaction described above is to be settled by delivery of ADSs, ordinary shares or derivative securities, in cash or otherwise.

In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC and Leerink Partners LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any ADSs, ordinary shares or derivative securities.

With respect to our directors and executive officers and certain of our shareholders, the restrictions described in the immediately preceding paragraph are subject to specified exceptions, including, without limitation and subject in certain cases to various conditions:

(a)	transactions relating to ADSs, ordinary shares or derivative securities acquired in open market transactions after the completion of this offering;

(b)

transfers of ADSs, ordinary shares or derivative securities (i) as a bona fide gift; (ii) to any trust for the direct or indirect benefit of such person; (iii) as a distribution or other transfer by a corporation to its shareholders or former shareholder or to any wholly-owned subsidiary of such corporation; (iv) to such person’s affiliates or to any investment fund or other entity controlled or managed by such person; (v) pursuant to a qualified domestic relations order or in connection with a divorce settlement or (vi) by will or intestate succession or intestate distribution upon the death of such person;

(c)	surrender of ordinary shares to the depositary or the depositary’s custodian for the purpose of receiving an equivalent number of ADSs in lieu of such ordinary shares;

(d)	transfers of ADSs, ordinary shares or derivative securities to the company in satisfaction of any tax withholding obligation;

(e)

transfers or sales of up to 1,000,000 ADSs or ordinary shares (in the aggregate for all of our directors, officers and affiliates) used for the primary purpose of satisfying any withholding tax or other governmental withholding or payment obligations pursuant to equity awards granted under a share incentive plan or other equity award plan that is described in this prospectus;

(f)

transfers of ADSs, ordinary shares or derivative securities to us pursuant to any contractual arrangement that provides for the repurchase of the ADSs, ordinary shares or derivative securities held by such person in connection with the termination of such person’s services to us or such person’s failure to meet certain conditions set out upon receipt of such ADSs, ordinary shares or derivative securities;

(g)

the exercise or exchange by such person of any option or warrant to acquire any ADSs or ordinary shares or option to purchase ADSs or ordinary shares, in each case for cash or on a “cashless” or “net exercise” basis, pursuant to any share option, share bonus or other share plan or arrangement;

(h)

the transfer of ADSs, ordinary shares or derivative securities upon the completion of a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by our Board, made to all holders of our securities and involves a change of control of us; or

(i)

the establishment of a trading plan on behalf of our shareholder, officer or director pursuant to Rule 10b5-1 under the Exchange Act (“10b5-1 trading plan”) for the transfer of ADSs or ordinary shares or the amendment of an existing 10b5-1 trading plan, provided that such 10b5-1 trading plan does not provide for the transfer of ADSs or ordinary shares during the restricted period.

Morgan Stanley & Co. LLC and Leerink Partners LLC, in their sole discretion, may release the ADSs, ordinary shares and derivative securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the ADSs and ordinary shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs and/or ordinary shares. Specifically, the underwriters may sell more ADSs and ordinary shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ADSs and ordinary shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing ADSs and/or ordinary shares in the open market. In determining the source of ADSs and/or ordinary shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of ADSs and/or ordinary shares compared to the price available under the over-allotment option. The underwriters may also sell ADSs and ordinary shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs and/or ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs and/or ordinary shares in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, ADSs and ordinary shares in the open market to stabilize the price of the ADSs and ordinary shares. These activities may raise or maintain the market price of the ADSs and ordinary shares above independent market levels or prevent or retard a decline in the market price of the ADSs and ordinary shares. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of ADSs and/or ordinary shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

While our ordinary shares are traded on Euronext Paris, prior to this offering, there has been no public market for our ADSs or ordinary shares in the United States. The offering price for our ADSs in U.S. dollars and the corresponding offering price for our ordinary shares in euros was determined through negotiations between us and the representatives, and by reference to the prevailing market prices of our ordinary shares on Euronext Paris after taking into account market conditions and other factors, but is not lower than 85% of the volume-weighted-average price of our ordinary shares on Euronext Paris for the 15 trading days preceding the day on which the offering price was determined.

Selling Restrictions

General

Under the authority granted by our shareholders to conduct the global offering, the securities that we are offering may only be purchased initially by (i) French or foreign individuals, legal entities, including companies, trusts or investment funds or other investment vehicles of any kind, investing, as a main activity, or having invested more than €1 million during the 24 months preceding the considered capital increase (a) in the pharmaceutical sector; and/or (b) in a growth stock listed on a regulated market or a multilateral negotiation system (type Euronext Growth) considered as “community small and medium-sized companies” in the meaning of annex I to the Regulation (CE) No. 651/2014 of the European Commission of June 17, 2014; (ii) one or more strategic partners of the Company, located in France or abroad, who has (have) entered into or will enter into one or more partnership agreements (development, co-development, distribution, manufacturing agreements, etc.) or commercial agreements with the Company (or a subsidiary) and/or companies they control, that control them or are controlled by the same person(s), directly or indirectly, within the meaning of Article L. 233-3 of the French

Commercial Code; and/or (iii) any French or foreign investment services provider, or any foreign institution having an equivalent status, likely to guarantee the realization of an issue intended to be placed with the persons referred to in (i) and/or (ii) above and, in this context, to subscribe the securities issued.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the securities may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the securities without disclosure to investors under Chapter 6D of the Corporations Act.

The securities applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring securities must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take into account the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate for their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant State”), no securities have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of the securities may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the securities shall require us or any of our representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the securities in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase any securities, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129, as amended.

Each person in a Relevant State who receives any communication in respect of, or who acquires any securities under, the offering contemplated hereby will be deemed to have represented, warranted and agreed to and with each of the underwriters and their affiliates and to us that:

(a) it is a qualified investor within the meaning of the Prospectus Regulation; and

(b) in the case of any securities acquired by it as a financial intermediary, as that term is used in Article 5 of the Prospectus Regulation, (i) the securities acquired by it in the offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant State other than qualified investors, as that term is defined in the Prospectus Regulation, or have been acquired in other circumstances falling within the points (a) to (d) of Article 1(4) of the Prospectus Regulation and the prior consent of the representative has been given to the offer or resale; or (ii) where the securities have been acquired by it on behalf of persons in any Relevant State other than qualified investors, the offer of those securities to it is not treated under the Prospectus Regulation as having been made to such persons.

We, the underwriters and their affiliates, and others will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement. Notwithstanding the above, a person who is not a qualified investor and who has notified the representative of such fact in writing may, with the prior consent of the representative, be permitted to acquire securities in the offering.

MiFID II Product Governance

Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of ordinary shares has led to the conclusion that: (i) the target market for the ordinary shares is eligible counterparties, professional clients and retail clients, each as defined in Directive 2014/65/EU, as amended (“MiFID II”); and (ii) all channels for distribution of the ordinary shares to eligible counterparties, professional clients and retail clients are appropriate. Any person subsequently offering, selling or recommending the ordinary shares, or a distributor, should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the ordinary shares (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels. For the avoidance of doubt, even if the target market includes retail clients, it has been decided that the ordinary shares will only be offered to persons who meet the criteria of eligible counterparties and professional clients.

UK MiFIR Product Governance

Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the securities has led to the conclusion that: (i) the target market for the securities is retail clients, as defined in point (8) of article 2 of Regulation (EU) No. 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”), and eligible counterparties, as defined in the Financial Conduct Authority (“FCA”) Handbook Conduct of Business Sourcebook (“COBS”) and professional clients, as defined in Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA (“UK MiFIR”); and (ii) all channels for distribution of the securities are appropriate. Any person subsequently offering, selling or recommending the securities (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) is responsible for undertaking its own target market assessment in respect of the securities (by either adopting or refining the manufacturer’s target market assessment) and determining appropriate distribution channels. For the avoidance of doubt, even if the target market includes retail clients, it has been decided that the securities will only be offered to persons who meet the criteria of eligible counterparties and professional clients.

United Kingdom

This prospectus and any other material in relation to the securities described herein is only being distributed to, and is only directed at, and any investment or investment activity to which this prospectus relates is available only to, and will be engaged in only with persons who are (i) persons having professional experience in matters relating to investments who fall within the definition of investment professionals in Article 19(5) of the FPO; or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the FPO; (iii) outside the UK; or (iv) persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “Relevant Persons”). The securities are only available in the UK to, and any invitation, offer or agreement to purchase or otherwise acquire the securities will be engaged in only with, the Relevant Persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the UK. Any person in the UK that is not a Relevant Person should not act or rely on this prospectus or any of its contents.

No securities have been offered or will be offered pursuant to the offering to the public in the UK prior to the publication of a prospectus in relation to the securities which has been approved by the Financial Conduct Authority in the UK in accordance with the UK Prospectus Regulation and the FSMA, except that offers of the securities may be made to the public in the UK at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)

in any other circumstances falling within Section 86 of the FSMA, provided that no such offer of securities shall require us or any of our representatives to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the securities in the UK means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase or subscribe for any securities, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Each person in the UK who acquires any securities in the offer or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with us, the underwriters and their affiliates that it meets the criteria outlined in this section.

France

The securities have not been and will not be offered or sold to the public in the Republic of France, and no offering of this prospectus or any marketing materials relating to securities may be made available or distributed in any way that would constitute, directly or indirectly, an offer to the public in the Republic of France (except for public offerings defined in Article L.411-2 1° of the French Monetary and Financial Code).

The securities may only be offered or sold in France pursuant to article L. 411-2 1° of the French Monetary and Financial Code to qualified investors (investisseurs qualifiés) (as such term is defined in Article 2(e) of the Prospectus Regulation) acting for their own account, and in accordance with articles L. 411-1, L. 411-2 and D. 411-2 to D.411-4 of the French Monetary and Financial Code.

Prospective investors are informed that:

•

neither this prospectus nor any other offering materials relating to the securities described in this prospectus has been submitted for clearance to the French financial markets authority (Autorité des marchés financiers);

•

neither this prospectus, nor any offering material relating to the securities has been or will be released, issued, distributed or caused to be released, issued or distributed to the public in France or used in connection with any offer for subscription or sale of the securities to the public in France within the meaning of article L. 411-1 of the French Monetary and Financial Code (other than public offerings defined in Article L.411-2 1° of the French Monetary and Financial Code);

•

individuals or entities referred to in article L. 411-2 1° of the French Monetary and Financial Code may participate in the offering, as provided under articles D.411-4 of the French Monetary and Financial Code; and

•

the direct and indirect distribution or sale to the public of the securities acquired by them may only be made in compliance with articles L. 411-1, L. 411-2 1°, L. 412-1 and L. 621-8 to L. 621-8-2 of the French Monetary and Financial Code.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or the DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Hong Kong

The securities have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571)

of Hong Kong and any rules made under that Ordinance; or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to our securities has been or may be issued or has been or may be in the possession of any person for the purposes of issuance, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to our securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Israeli Securities Law, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the securities hereunder is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum to the Israeli Securities Law, or the Addendum, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended), or the FIEL, has been made or will be made with respect to the solicitation of the application for the acquisition of the securities.

Accordingly, the securities have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors, or QII

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the securities constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the securities. The securities may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the securities constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the securities. The securities may only be transferred en bloc without subdivision to a single investor.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor ) the sole purpose of which is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the securities pursuant to an offer made under Section 275 of the SFA except:

(i) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA; (ii) where no consideration is or will be given for the transfer; (iii) where the transfer is by operation of law; (iv) as specified in Section 276(7) of the SFA; or (v) as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Solely for the purposes of its obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the CMP Regulations 2018), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Switzerland

This prospectus is not intended to constitute an offer or solicitation to purchase or invest in our securities. Our securities may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act, or the FinSA, and no application has or will be made to admit our securities to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this prospectus nor any other offering or marketing material relating to our securities constitutes a prospectus pursuant to the FinSA, and neither this prospectus nor any other offering or marketing material relating to our securities may be publicly distributed or otherwise made publicly available in Switzerland.

EXPENSES RELATING TO THE GLOBAL OFFERING

The following table sets forth the costs and expenses, other than underwriting commissions, payable in connection with the sale of ordinary shares (which may be in the form of ADSs) in the global offering. All amounts are estimated except the SEC registration fee, the Nasdaq filing fee and the FINRA filing fee. Except as otherwise noted, all the expenses below will be paid by us.

EXPENSES	AMOUNT
SEC registration fee	$	*
FINRA filing fee		*
Nasdaq listing fee		*
Printing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be completed by amendment.

LEGAL MATTERS

The validity of our ordinary shares (which may be in the form of ADSs) and certain other matters of French law will be passed upon for us by Dechert (Paris) LLP, including certain matters of French tax law. Certain matters of U.S. federal and New York state law will be passed upon for us by Cooley LLP, New York, New York. Latham & Watkins LLP, New York, New York, with respect to U.S. federal law, and Gide Loyrette Nouel A.A.R.P.I., with respect to French law, are acting as counsel for the underwriters in connection with the global offering.

EXPERTS

The financial statements as of December 31, 2021 and December 31, 2022 and for each of the two years in the period ended December 31, 2022 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers Audit, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The offices of PricewaterhouseCoopers Audit are located at 63, rue de Villiers, 92200 Neuilly-sur-Seine, France.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to our directors, officers or persons controlling us, we have been advised that it is the SEC’s opinion that such indemnification is against public policy as expressed in such act and is, therefore, unenforceable.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. A related registration statement on Form F-6 will be filed with the Securities and Exchange Commission to register the ADSs. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

Upon completion of the U.S. offering, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains a website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We will send the transfer agent a copy of all notices of shareholders’ meetings and other reports, communications and information that are made generally available to shareholders. The transfer agent has agreed to mail to all shareholders a notice containing the information (or a summary of the information) contained in any notice of a meeting of our shareholders received by the transfer agent and will make available to all shareholders such notices and all such other reports and communications received by the transfer agent.

We maintain a corporate website at www.abivax.com. The reference to our website is an inactive textual reference only and information contained in, or that can be accessed through, our website or any other website cited in this prospectus is not part of this prospectus.

Report of Independent Registered Accounting Firm

To the Board of Directors and Shareholders

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of Abivax SA (the “Company”) as of December 31, 2022 and 2021, and the related statements of income (loss) and comprehensive income (loss), of changes in shareholders’ equity and of cash flows for each of the two years in the period ended December 31, 2022, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and International Financial Reporting Standards as adopted by the European Union.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 2. Basis of preparation to the financial statements, the Company will need to continue to rely on additional capital from investors or lenders to meet its forecasted operating cash flow requirements.

/s/ PricewaterhouseCoopers Audit

Neuilly-sur-Seine, France

July 28, 2023

We have served as the Company’s auditor since 2013.

ABIVAX SA STATEMENTS OF FINANCIAL POSITION

(Amounts in thousands of euros)

	Notes	As of December 31, 2021	As of December 31, 2022
ASSETS
Non-current assets
Goodwill	6	32,005	18,419
Intangible assets	7	93	6,607
Property, plant and equipment	8	305	1,592
Other financial assets	9	1,342	11,708
Other receivables and assets	10	—	1,037

Total non-current assets		33,745	39,363

Current assets
Other receivables and assets	10	14,784	9,231
Cash and cash equivalents	11	60,701	26,950

Total current assets		75,485	36,181

TOTAL ASSETS		109,230	75,544

LIABILITIES AND SHAREHOLDERS’ EQUITY
Shareholders’ equity
Share capital		168	223
Premiums related to share capital		107,578	150,476
Reserves		(39,361)	(82,770)
Net loss for the year		(42,452)	(60,740)

Total shareholders’ equity	13	25,934	7,189

Non-current liabilities
Retirement benefit obligations	16	693	610
Provisions		98	40
Borrowings	15	16,458	9,127
Convertible loan notes	15.1 & 15.3	18,191	19,332
Derivative instruments	15.1 & 15.3	9,932	566
Other financial liabilities	15.5	5,659	6,549
Deferred tax liabilities	22	—	—

Total non-current liabilities		51,032	36,223

Current liabilities
Borrowings	15	9,608	10,077
Convertible loan notes	15.3	625	625
Other financial liabilities	15.5	1,112	3,521
Trade payables and other current liabilities	17.1	18,558	15,475
Tax and employee-related payables	17.2	2,200	2,300
Deferred income		162	133

Other liabilities		—	—

Total current liabilities		32,265	32,132

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		109,230	75,544

ABIVAX SA STATEMENTS OF INCOME (LOSS)

(Amounts in thousands of euros, except per share amounts)

		Year ended	Year ended
		December 31,	December 31,
	Notes	2021	2022
Other operating income	18	11,961	4,583

Total operating income		11,961	4,583

Research and development	19.1	(47,781)	(48,295)
General and administrative	19.2	(5,580)	(7,492)
Goodwill impairment loss	6	—	(13,632)

Total operating expenses		(53,361)	(69,419)

Operating loss		(41,400)	(64,836)

Financial expenses		(3,561)	(7,022)
Financial income		2,509	11,118

Financial gain (loss)	21	(1,052)	4,096

Net loss before tax		(42,452)	(60,740)

Income tax	22	—	—

Net loss for the year		(42,452)	(60,740)

Loss per share (€/share)
Weighted average number of outstanding shares used for computing basic/diluted loss per share		15,455,991	19,092,442

Basic / diluted loss per share (€/share)	23	(2.75)	(3.18)

ABIVAX SA STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands of euros)

		Year ended	Year ended
		December 31,	December 31,
	Notes	2021	2022
Net loss for the year		(42,452)	(60,740)

Items that will not be reclassified to profit or loss		169	235
Actuarial gains and losses on retirement benefit obligations	16	169	235
Items that will be reclassified to profit or loss		—	—

Other comprehensive income (loss)		169	235

Total comprehensive income (loss)		(42,283)	(60,506)

ABIVAX SA STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands of euros, except share date)

(In thousands of euros, except number of shares)	NUMBER OF SHARES ISSUED	SHARE CAPITAL	PREMIUMS RELATED TO SHARE CAPITAL	RESERVES	NET LOSS FOR THE YEAR	TOTAL SHAREHOLDER’S EQUITY
As of January 1, 2021	14,320,271	143	42,073	(2,851)	(37,633)	1,733

Net loss for the year	—	—	—	—	(42,452)	(42,452)
Other comprehensive income (loss)	—	—	—	169	—	169

Total comprehensive loss for the year	—	—	—	169	(42,452)	(42,283)

Appropriation of 2020 net loss	—	—	—	(37,633)	37,633	—
Capital increase from issuance of ordinary shares	1,964,031	20	59,982	—	—	60,001
Transaction costs related to capital increase	—	—	(4,090)	—	—	(4,090)
Exercises of share warrants under the Equity line agreement	312,000	3	8,094	—	—	8,097
Exercises of share warrants	167,749	2	1,520	—	—	1,522
Shares based compensation expense	—	—	—	828	—	828
Transaction on treasury shares	—	—	—	126	—	126

As of December 31, 2021	16,764,051	168	107,578	(39,361)	(42,452)	25,934

Net loss for the year	—	—	—	—	(60,740)	(60,740)
Other comprehensive income (loss)	—	—	—	235	—	235

Total comprehensive loss for the year	—	—	—	235	(60,740)	(60,506)

Appropriation of 2021 net loss	—	—	—	(42,452)	42,452	—
Capital increase from issuance of ordinary shares	5,530,000	55	46,176	—	—	46,231
Transaction costs related to capital increase	—	—	(3,280)	—	—	(3,280)
Exercises of share warrants	19,134		2	—	—	3
Shares based compensation expense	—	—	—	(1,164)	—	(1,164)
Transaction on treasury shares	—	—	—	(29)	—	(29)

As of December 31, 2022	22,313,185	223	150,476	(82,771)	(60,740)	7,189

ABIVAX SA STATEMENTS OF CASH FLOWS

(Amounts in thousands of euros)

(In thousands of euros)	Notes	Year ended December 31, 2021	Year ended December 31, 2022
Cash flows used in operating activities
Net loss for the year		(42,452)	(60,740)
Ajustments for:
Elimination of amortization of intangibles and depreciation of property, plant and equipment		302	485
Elimination of Impairment loss of goodwill	6	—	13,632
Elimination of retirement benefit obligations	16	117	143
Elimination of share-based compensation expenses	14	828	(1,164)
(-) Net gain on sale of treasury shares		—	(108)
Interest expenses and other	21	3,561	7,028
(-) Financial income		—	(288)
Effect of unwinding the discount related to conditional advances		1,939	(2)
Decrease/(increase) in derivatives and liabilities fair value	15	(2,427)	(10,817)
Redemption of Covid 19 conditional advances	17	(6,348)	—
Others		98	(100)

Cash flows used in operating activities before change in working capital requirements		(44,381)	(51,933)

Decrease / (increase) in other receivables and related accounts		(1,977)	312
Increase / (decrease) in trade payables		1,141	(2,388)
Increase / (decrease) in tax and social security liabilities		209	100
Increase / (decrease) in deferred income and other liabilities		(41)	(26)

Changes in working capital requirements		(667)	(2,002)

Cash flows used in operating activities		(45,048)	(53,936)

Cash flows used in investing activities
Acquisitions of intangible assets		—	(35)
Acquisitions of property, plant and equipment		(47)	(288)
Advances related to CRO contracts	9	—	(12,187)
Repayment / (disbursement) of the advance made to the Nice CHU	10	(4,000)	3,302
Payments for the acquisition of Prosynergia, incl. acquisition related costs, net of cash acquired (1)	4.15 & 10	(2,176)	(2,913)
Increase in deposits	9	(9)	(142)
Decrease in deposits	9	—	218
Interest received		—	19

Cash flows used in investing activities		(6,232)	(12,026)

Cash flows provided by (used in) financing activities
Capital increases	13	69,683	46,231
Transaction costs related to capital increase		(4,153)	(3,280)
Warrants subscription		—	3
Repayments of KREOS (2) 1&2 bond loans	15	(5,537)	(9,410)
Net proceeds from the royalty certificates	15	—	2,931
Net proceeds from OCEANE issuance	15	24,913	—
Net proceeds from sale of treasury shares	15	—	143
Repayments of conditional advances	15	(70)	(90)
Payments of the lease liabilities	15	(249)	(301)
Interest paid		(1,908)	(4,015)

Cash flows provided by (used in) financing activities		82,679	32,211

Increase (decrease) in cash and cash equivalents		31,399	(33,751)

Cash and cash equivalents at the beginning of the year		29,302	60,701
Cash and cash equivalents at the end of the year		60,701	26,950

Increase (decrease) in cash and cash equivalents		31,399	(33,751)

(1)	Prosynergia SARL (or “Prosynergia”)
(2)	Kreos Capital V UK Ltd (or “Kreos”)

ABIVAX SA NOTES TO THE FINANCIAL STATEMENTS

Note 1. The Company

Note 1.1. Information on the Company and its business

ABIVAX SA (the “Company”) is a Société anonyme incorporated under the laws of France on December 4, 2013. Its registered office is located at 7-11 Boulevard Haussmann—75009 Paris, France. The Company is developing innovative therapeutic approaches (drugs and immunotherapies) to modulate the body’s natural immune system to treat patients with chronic inflammatory diseases, viral infections, and cancer.

The Company has incurred losses since its inception and had shareholders’ equity of €7,189 thousand as of December 31, 2022. The Company anticipates incurring additional losses until such time, if ever, that it can generate significant revenue from its drug candidates which are currently under development. Substantial additional financing will be needed by the Company to fund its operations and to commercially develop its drug candidates.

The Company’s future operations are highly dependent on a combination of factors, including: (i) the success of its research and development activities; (ii) regulatory approval and market acceptance of its proposed future products; (iii) the timely and successful completion of additional financing and (iv) the development of competitive therapies by other biotechnology and pharmaceutical companies. As a result, the Company is, and expects to continue to be, in the short to mid-term, financed through the issuance of new equity or debt instruments.

The Company is focusing its efforts on the following points:

•

Continuation of the clinical development program for obefazimod, with priority given to the treatment of chronic inflammatory diseases. The specific order of priority is as follows: chronic inflammatory bowel disease (“IBD”), starting with ulcerative colitis (“UC”), followed by Crohn’s disease, and other indications.

•	Continuation of other therapeutic indicators of obefazimod according to the relevance of scientific data and research into potential derivative molecules of obefazimod.

•	Research into new molecules aimed at treating chronic inflammatory diseases and major viral infections (“Modulation of RNA Biogenesis” platform).

During the year ended December 31, 2022, due to the lack of progress made in the negotiation of a development partnership, the Company made the decision to freeze the development program for ABX196 in the treatment of hepatocellular cancer (see Note 3.2.Significant events for year ended December 31, 2022).

Note 1.2. Date of authorization of issuance

The financial statements and related notes (the “financial statements”) have been prepared under the responsibility of management of the Company and were approved and authorized for issuance by the Company’s board of directors on April 18, 2023.

Note 2. Basis of preparation

Except for share data and per share amounts, the financial statements are presented in thousands of euros. Amounts are rounded up or down the nearest whole number for the calculation of certain financial data and other information contained in these accounts. Accordingly, the total amounts presented in certain tables may not be the exact sum of the preceding figures.

Statement of compliance

The financial statements of the Company as of and for the years ended December 31, 2021 and 2022 have been prepared in accordance with both International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and IFRS as adopted by the European Union (“EU”) regulation n°1606/2002 of July 19, 2002. The term “IFRS” refers collectively to International Accounting Standards (“IAS”) and IFRS as well as the interpretations issued by the Standing Interpretations Committee (“SIC”) and the International Financial Reporting Interpretations Committee (“IFRIC”), whose application is mandatory for the year ended December 31, 2022.

Preparation of the financial statements

The financial statements of the Company were prepared on a historical cost basis, with the exception of certain asset and liability categories and in accordance with the provisions set out in IFRS such as employee benefits measured using the projected unit credit method, borrowings measured at amortized cost and derivative financial instruments measured at fair value.

Going concern

The Company has incurred substantial operating losses since inception, and expects to continue to incur significant operating losses for the foreseeable future and may never become profitable. For the year ended December 31, 2022, the Company had a net loss of €60.7 million.

Since inception, the Company has financed its operations through the issuance of ordinary shares with gross aggregate proceeds of €336.8 million, of which €130 million of gross proceeds were from offerings of its ordinary shares on Euronext Paris in February 2023, bank borrowings and structured loans for €65.0 million to date, reimbursements of Research Tax Credits (Crédit d’Impôt Recherche (“CIR”)) in an aggregate amount of €26.6 million, and subsidies received from Banque Publique d’Investissement (“Bpifrance”) (including €13.5 million of subsidies and €6.6 million of conditional advances to date). As a result of the level of available cash and cash equivalent of €27.0 million as of December 31, 2022, the February 2023 capital increase amounting to €123.3 million in net proceeds and the reimbursement of the 2022 Research Tax Credit in 2023, and under the assumption that R&D needs are being substantially increased in 2023, as the Company continues to make progress on its lead drug candidate obefazimod, which has started enrollment of patients in its UC Phase 3 clinical trials in October 2022, the Company expects, as of the date of issuance of these financial statements, it will be able to fund its forecasted operating cash flow requirements throughout the second quarter of 2024.

The Company expects it will be able to extend its financing horizon beyond the second quarter of 2024 through additional dilutive and non-dilutive financing, which could include a combination of capital increase, venture loans and convertible bonds. Based on the above and the actions the Company has taken, management has concluded that the substantial doubt about its ability to continue as a going concern has been alleviated beyond 12 months from issuance of these financial statements, and these financial statements have been prepared on a going concern basis.

Impact of the Ukraine/Russia Hostilities on the Company

In February 2022, Russia invaded Ukraine. The conflict has already had major implications for the global economy and the rate of inflation, particularly in relation to the supply of energy, raw materials and food products. It has also caused intense volatility on the financial markets, something that is still ongoing at the reporting date and has pushed down stock market prices.

Given these developments, the Company has decided not to include Ukraine, Russia and Belarus in its global Phase 3 program for obefazimod in UC. However, the global scale of this conflict cannot be predicted at this stage. The Company, therefore, cannot rule out an adverse impact of this conflict on its business, including in terms of access to raw materials, logistics, the performance of clinical studies and in relation to any future financing the Company may seek.

The Phase 2b maintenance trial of obefazimod in moderately to severely active UC is the Company’s only clinical trial currently in progress in Ukraine. The Company has, however, terminated a few trial sites since the Russia/Ukraine war began. The 12-month assessment was carried out in all the Ukrainian patients before the war broke out and these patients are therefore included in the one-year maintenance results that were reported on April 6, 2022. Ukrainian patients who completed the two-year Phase 2b maintenance trial have been transitioned to the long-term safety and efficacy trial that is still on-going. None of these sites are located in the Crimea Region of Ukraine, the so-called Donetsk People’s Republic, or the so-called Luhansk People’s Republic. The Company is also evaluating the possibility to include a few Ukrainian sites in the western part of Ukraine in the ABTECT Phase 3 clinical trials.

Together with its CROs, the Company is making considerable efforts to ensure the follow-up of patients who are unable to come to the study centers. Monitoring takes place through a remote monitoring system that was established and used successfully during the COVID-19 pandemic.

New, revised or amended Standards and Interpretations

The Company applied the following amendments to IFRS that are effective as of December 31, 2022:

•	Amendment to IFRS 16 Leases—COVID-19-Related Rent Concessions beyond 30 June 2021, whose application is for annual reporting periods beginning on or after April 1, 2021;

•	Amendments to IFRS 3 Business Combinations – Reference to the Conceptual Framework, whose application is for annual reporting periods beginning on or after January 1, 2022;

•	Amendments to IAS 16 – Property, Plant and Equipment – Proceeds before Intended Use, whose application is for annual reporting periods beginning on or after January 1, 2022;

•

Amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets – Onerous Contracts – Cost of Fulfilling a Contract, whose application is for annual reporting periods beginning on or after January 1, 2022;

•

Annual Improvements to IFRS Standards 2018-2020 – Amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards, IFRS 9 Financial Instruments, IFRS 16 Leases, and IAS 41 Agriculture, whose application is for annual reporting periods beginning on or after January 1, 2022.

New standards, amendments and interpretations issued by IASB but not yet mandatory for financial years starting from January 1, 2022

The Company did not elect for early application of the following new standards, amendments and interpretations, which were issued but not mandatory as of December 31, 2022:

•

Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 – Disclosure of Accounting Policies, whose application is for annual reporting periods beginning on or after January 1, 2024;

•	Amendments to IAS 8 – Definition of Accounting Estimates, whose application is for annual reporting periods beginning on or after January 1, 2023;

•	Amendments to IAS 12 – Deferred Tax related to Assets and Liabilities arising from a Single Transaction, whose application is for annual reporting periods beginning on or after January 1, 2023;

•

Amendments to IAS 1 Presentation of Financial Statements – Classification of Liabilities as Current or Non-current, whose application is for annual reporting periods beginning on or after January 1, 2024; and

•	Amendments to IFRS 16 Leases: Lease Liability in a Sale and Leaseback, whose application is for annual reporting periods beginning on or after January 1, 2024 (not yet approved by the UE).

The Company assessed the impacts resulting from the application of these issued accounting pronouncements and concluded that impacts are not material.

Note 3. Significant events for the years ended December 31, 2021 and 2022 and subsequent events

Note 3.1. For the year ended December 31, 2021

Share capital issuance and unsecured senior convertible bonds exchangeable for new or existing shares (or “OCEANE”) issuance—July 2021

The Company received a gross proceed of €85.0 million on July 30, 2021 through (i) the issuance of 1,964,031 ordinary shares with a subscription price of €30.55 per share, and (ii) the issuance of €25,000 thousand in OCEANE, maturing on July 30, 2026. The proceeds of the transaction mainly serve to finance the progress of ABX464 clinical trials in chronic inflammatory. Note 15.3, “OCEANE”.

COVID-19 BPI subsidies – March 2021

On March 5, 2021, the Company announced the interruption of the phase 2b/3 miR-AGE Covid-19 clinical trial due to lack of efficacy. As the Company terminated its financing agreement with Bpifrance in March 2021, Bpifrance made an additional payment of €3.3 million in October 2021 to reimburse additional expenses incurred by the Company and agreed to waive the conditional advance of €6.3 million. See Note 15.5, “Conditional Advances”.

Note 3.2. For the year ended December 31, 2022

Acquisition of Prosynergia SARL – April 2022

On April 1, 2022, the Company acquired 100% of the share capital of Prosynergia SARL (or “Prosynergia”), a Luxembourg biotech company, in order to strengthen its portfolio. The terms of the share purchase acquisition (or the “Prosynergia SPA”) entered on November 15, 2021 included an early payment of €325 thousand made on November 25, 2021 (see Note 10), an additional payment of €2,925 thousand made on April 1, 2022, and possible earn-out payments for a maximum additional amount of €4,000 thousand based on the potential evolution of the Company’s market capitalization, a listing of the Company’s shares on Nasdaq or a M&A transaction incurred before March 31, 2023. In addition, the Company granted a loan of €1,400 thousand to Prosynergia on December 1, 2021, which term was at least on December 31, 2025 or at an earlier date in the event of a breach in the Prosynergia SPA (see Note 10, “Other receivables and assets”). Such prepayment was repayable in cash only in the event the transaction is not completed.

Considering that Prosynergia only owned patent rights but did not enter into any employee contract, research agreement, collaboration agreement or out-licensed agreement, it does not meet the definition of a business under IFRS 3. Consequently, the acquisition cost of this group of assets was allocated between the identifiable assets and liabilities acquired, pro rata to their respective fair values as of April 1, 2022, without recognition of goodwill. Also, the €1,400 thousand loan granted to Prosynergia in December 2021 was included in the acquisition cost to be allocated, as it is considered a prepayment for the acquisition of the group of assets.

Merger with Prosynergia – December 2022

On December 12, 2022, the Company completed the merger with Prosynergia under the French legal procedure called “Transmission Universelle de Patrimoine” (universal transfer of assets and liabilities). All of Prosynergia’s assets and liabilities were transferred to the Company and Prosynergia was dissolved.

Impairment of ABX196 cash-generating unit

In the first half of 2022, management took into account significant external changes in the hepatocellular carcinoma (HC) treatment landscape. These changes are expected to require a new, lengthy, heavy and risky internal development process (use of a combination of compounds). In this context, entering into a licensing partnership to fund the completion of the clinical development of ABX196 is the option being considered.

However, due to the lack of progress made in the negotiation of a development partnership, the Company made the decision to freeze the development program for ABX196 in the treatment of hepatocellular cancer. This decision led to the full impairment of the ABX196 goodwill, i.e. an impairment loss of €13,586 thousand related to Wittycell’s goodwill and €45 thousand related to licenses. As of December 31, 2022, the value in use and the fair value less costs to sell of the ABX196 cash-generating unit (“CGU”) are nil.

Forfeiture of AGA plans

AGAs granted in September 2021 were subject to vesting conditions including the completion of a M&A transaction on or prior to July 31, 2022. As the non-market performance vesting conditions were not satisfied, the Company recognized a reversal of related compensation expense of €1,026 thousand and accrual for social taxes of €205 thousand in the financial statements for the period ended December 31, 2022.

Repayment of the advance made to Nice CHU – August 2022

The €4,000 thousand advance made to Nice CHU was reimbursed in August 2022 for an amount of €3,302 thousand. The remaining amount of €698 thousand was settled by way of compensation with a payable due to the Nice CHU related to the recharge of third-party services expenses that had been invoiced to the Nice CHU as part of the miR-AGE project (see Note 10, “Other receivables and assets”).

Change in governance – August 2022

On August 16, 2022, the Company announced a transition in the chairmanship of its Board of Directors. Philippe Pouletty, the Company’s founder and Chairman of the Board of Directors since the Company was created in 2013, informed the Board of Directors of his decision to resign as Chairman with immediate effect. However, after many years of successfully leading the Board of Directors, Mr. Pouletty will continue to support the Company’s development as a member of the Board of Directors.

Pending the appointment of a new, permanent independent Chair, Ms. Corinna zur Bonsen-Thomas, an independent member of the Board of Directors of the Company, carried out the role of interim Chair (see Note 3.3. Subsequent events).

The Company completed €49.2 million cross-over financing with top-tier US and European investors – September 2022

On September 2, 2022, the Company announced oversubscribed financing of around €49.2 million, led by TCGX with the participation of Venrock Healthcare Capital Partners, Deep Track Capital, Sofinnova Partners, Invus and Truffle Capital, top-tier investors specializing in the biotechnology sector.

The financing consists of two transactions:

•

a reserved capital increase of a gross amount of approximately €46.2 million through the issuance of 5,530,000 new shares with a nominal value of €0.01 per share, representing 33% of its current share capital, at a subscription price of €8.36 per share; and

•

an issue of royalty certificates with a subscription price amounting to €2.9 million. The royalty certificates give right to their holders to royalties equal to 2% of the future net sales of obefazimod

(worldwide and for all indications) as from the commercialization of such product. The amount of royalties that may be paid under the royalty certificates is capped at €172 million.

The proceeds of the financing will primarily be used to fund the advancement of Phase 3 clinical trials for obefazimod in ulcerative colitis, expanding the Company’s cash runway to the end of Q1 2023.

Related transaction costs amounted to €3.3 million and were deducted from the share premiums.

Royalty certificates are recorded as financial liabilities at amortized cost (see Note 15.8).

The Company announces first US patient enrollment in global Phase 3 program with obefazimod in UC – October 2022

On October 11, 2022, the Company announced that the first patient was enrolled in the US into its global Phase 3 clinical program with product candidate obefazimod for the treatment of moderately to severely active UC. IQVIA, a global premier contract research organization, is responsible for coordinating the Company’s Phase 3 clinical trial for obefazimod in UC. As of December 31, 2022, the undiscounted amount of the advance payments made by the Company in relation to the IQVIA agreement is €12,187 thousand. They were recorded at inception at their fair value (discounted amount) and subsequently measured at amortized cost calculated using the effective interest rate method. As of December 31, 2022, their carrying amount is €10,471 thousand. The repayment dates of these advances are scheduled between April 2025 and July 2026 (see Note 9).

Note 3.3. Subsequent events

The Company announces successful oversubscribed €130.0 million cross-over financing at market price with top-tier US and European Biotech investors – February 2023

On February 22, 2023, the Company announced the successful pricing of an oversubscribed €130.0 million financing with high-quality US and European biotech specialist investors, led by TCGX, with participation from existing investors Invus, Deep Track Capital, Sofinnova Partners, Venrock Healthcare Capital Partners, as well as from new investors Great Point Partners, LLC, Deerfield Management Company, Commodore Capital, Samsara BioCapital, Boxer Capital and others, by way of a reserved capital increase of €130 million through the issuance of 20,000,000 newly-issued ordinary shares with a nominal value of €0.01 per share, representing 89.6% of its current share capital, at a subscription price of €6.50 per share.

Related transaction costs amounted to €6.7 million and were deducted from the share premiums.

Change in governance and management – February-July 2023

On April 5, 2023, the Company announced the appointment of Marc de Garidel as Chief Executive Officer (“CEO”) and Interim Board Chair, effective May 5, 2023. Corinna zur Bonsen-Thomas will step down as acting Chair, a position she has held since August 2022, and will remain a Board Member. Prof. Hartmut J. Ehrlich, M.D., will retire from the CEO position, which he has held since the Company’s founding in 2013, and will stay on as a strategic advisor until the transition is complete. The Company expects to appoint a long-term Board Chair in 2023.

On February 17, 2023, and April 18, 2023, the Company respectively announced the appointments of Dr. Sheldon Sloan, M.D., M. Bioethics as new Chief Medical Officer and Michael Ferguson as new Chief Commercial Officer.

On July 11, 2023, the Company announced the appointments of June Lee, M.D. and Troy Ignelzi as new independent members of the Company’s Board of Directors, replacing Joy Amundson and Jean-Jacques Bertrand.

Creation of Abivax LLC – March 2023

On March 25, 2023, Abivax LLC (or “the Subsidiary”), was incorporated as a Limited Liability Company under the laws of Delaware. As of the issuance of the financial statements, the Company has full ownership over the Subsidiary. The Subsidiary will host the Group’s operations in the United States.

Cash less exercise of the Kreos A&B BSA – May 2023

On May 24, 2023, Kreos Capital V UK Ltd (or “Kreos”) opted for the cash less exercise option of the share warrants they held (as defined in Note 15.1), implemented through the repurchase by the Company of 43,070 tranche A share warrants (“Kreos A BSA”) and 43,070 tranche B share warrants (“Kreos B BSA”) and the issuance of respectively 67,887 and 31 696 ordinary shares, as a result of the exercise by Kreos of the oustanding Kreos A & B BSA. The operation resulted in the derecognition of the derivative financial liabilities corresponding to the Kreos A & B BSA, amounting to €424 thousand as of December 31, 2022, and in a capital increase including share premiums of €829 thousand.

Note 4. Accounting principles

Note 4.1. Goodwill

Following initial recognition, goodwill is stated at cost less any accumulated impairment losses (see Note 4.4).

In respect of business combinations prior to January 1, 2020, in accordance with IFRS 1 exemption, goodwill is included on the basis of its deemed cost, which represents the amount recorded under the prior basis of accounting, French GAAP, (“Previous GAAP”).

Note 4.2. Intangible assets

Pursuant to IAS 38—Intangible Assets, intangible assets acquired are recognized as assets on the statements of financial position at their acquisition cost.

Licenses

Payments for separately acquired research and development are capitalized within “Other intangible assets” provided that they meet the definition of an intangible asset: a resource that is (i) controlled by the Company, (ii) expected to provide future economic benefits for the Company and (iii) identifiable (i.e., it is either separable or arises from contractual or legal rights). In accordance with paragraph 25 of IAS 38—Intangible Assets, the recognition criterion relating to the likelihood of future economic benefits generated by the intangible asset, is presumed to be achieved for research and development activities when they are acquired separately. In this context, amounts paid to third parties in the form of initial payments or milestone payments relating to pharmaceutical specialties that have not yet obtained a marketing authorization are recognized as intangible assets. These rights will be amortized on a straight-line basis, after obtaining the marketing authorization, over their useful life. Unamortized rights (before marketing authorization) are subject to impairment tests in accordance with the method defined in Note 4.4.

Research and development costs

Pursuant to IAS 38 – Intangible Assets, research costs are expensed in the period during which they are incurred. Development costs are only recognized as intangible assets if the following criteria are met:

•	it is technically feasible to complete the development of the project;

•	it is the Company’s intention to complete the project and to utilize it;

•	it has capacity to utilize the intangible asset;

•	there is proof of the probability of future economic benefits associated with the asset

•	there is availability of the technical, financial and other resources for completing the project; and

•	there is a reliable evaluation of the development expenses.

The initial measurement of the asset is the sum of expenses incurred starting on the date on which the development project meets the above criteria. Because of the risks and uncertainties related to regulatory authorizations and to the research and development process, the Company believes that the six criteria stipulated by IAS 38 have not been fulfilled to date and the application of this principle has resulted in all development costs being expensed as incurred in all periods presented.

Other intangible assets

Other intangible assets mainly consist of acquired software. Costs related to the acquisition of software licenses are recognized as assets based on the costs incurred to acquire and set up the related software. Other intangible assets are amortized using the straight-line method over a period of one year.

Note 4.3. Property, plant and equipment

Pursuant to IAS 16 – Property, Plant and Equipment, property, plant and equipment are recognized at their acquisition cost (purchase price and directly attributable costs) or at their production cost by the Company, as applicable.

Property, plant and equipment are depreciated using the straight-line method over the estimated useful life of the asset. The principal useful lives applied are as follows:

DEPRECIATION PERIOD
Buildings
Office fixtures and fittings	3 years (1)
Equipment
Industrial materials and equipment	5 to 10 years
Technical facilities	5 to 10 years
Furniture and computer equipment:
Office equipment	5 to 10 years
IT equipment	3 years
Furniture	10 years

(1)	Office fixtures and fittings estimated useful lives correspond to the Headquarters residual estimated lease term.

The useful lives of property, plant and equipment as well as any residual values are reviewed at each year-end and, in the event of a significant change, the depreciation schedule is revised prospectively.

Note 4.4. Impairment of goodwill, intangible assets, property and plant and equipment

Goodwill and intangible assets not yet available for use are not amortized and are tested for impairment annually.

In addition, the Company assesses at the end of each reporting period whether there is an indication that intangible assets and property, plant and equipment may be impaired. Pursuant to IAS 36—Impairment of Assets, criteria for assessing indication of loss in value may notably include performance levels lower than forecast, a significant change in market data or the regulatory environment, or obsolescence or physical damage of the asset not included in the amortization/depreciation schedule.

For the purpose of impairment testing, goodwill and intangible assets not yet available for use are allocated to each of the Company’s CGUs expected to benefit from synergies arising from the business combination or from the use of the intangible assets.

An impairment loss is recognized when the carrying amount of a CGU, including the goodwill, exceeds the recoverable amount of the CGU. The recoverable amount of a CGU is the higher of the CGU’s fair value less cost to sell and value-in-use. The total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU.

An impairment loss on goodwill is not reversed in a subsequent period. Impairment losses on intangible assets and property, plant and equipment shall be reversed subsequently if the impairment loss no longer exists or has decreased.

Note 4.5. Financial assets

Financial assets at amortized cost

Other financial assets (advances, loans and deposits granted to third parties) and other receivables are non-derivative financial assets with fixed or determinable payments that are not listed on an active market. They are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition or issue of the financial asset.

IFRS 9 – Financial Instruments requires an entity to recognize a loss allowance for expected credit losses on a financial asset at amortized cost at each statement of financial position date. The amount of the loss allowance for expected credit losses equal to: (i) the 12—month expected credit losses or (ii) the full lifetime expected credit losses. The latter applies if credit risk has increased significantly since initial recognition of the financial instrument.

Cash and cash equivalents

The Company classifies investments as cash equivalents in the statements of financial position and statements of cash flows when they meet the conditions of IAS 7—Statement of Cash Flows, i.e., when they are:

•	held in order to face short-term cash commitments; and

•	short term and highly liquid assets at acquisition date, readily convertible into known amount of cash and not exposed to any material risk of change in value.

Note 4.6. Share capital

Ordinary shares are classified in shareholders’ equity. Costs associated with the issuance of new shares are directly accounted for in shareholders’ equity in diminution of issuance premium.

The Company’s own shares bought in the context of a brokering/liquidity agreement entered with an independent broker are presented as a reduction of shareholders’ equity until their cancellation, their reissuance or their disposal.

Note 4.7. Share-based payments

Since its inception, the Company has established several plans for compensation settled in equity instruments in the form of founders’ share subscription warrants (“bons de souscription de parts de créateur d’entreprise” or “BCE”), share subscription warrants (“Bons de souscription d’actions,” or “BSA”) and free shares (“Attributions gratuites d’actions,” or “AGA”), granted to its employees, corporate officers and scientific consultants.

Pursuant to IFRS 2—Share-based Payment, these awards are measured at their fair value on the date of grant. The values of the equity instruments are determined using the option pricing model (in particular, a Black and Scholes model for the BCE and BSA plans and a Monte-Carlo simulation for the AGA plan) based on the value of the underlying equity instrument at grant date, the volatility observed in a sample of comparable listed companies and the estimated life of the related equity instruments.

The Company recognizes the fair value of these awards as a share-based compensation expense over the period in which the related services are received, i.e. over the vesting period, with a corresponding increase in shareholders’ equity. Share-based compensation is recognized by installments in consistency with their graded vesting schedule.

The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

For share-based payment awards with market vesting conditions, the grant-date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcome. The measurement of the fair value of BSA, BCE and AGA incorporates the market-based vesting conditions as described in Note 4.16 “Use of estimates and judgments”.

Note 4.8. Financial liabilities

Pursuant to IFRS 9 – Financial Instruments, borrowings and other financial liabilities (excluding derivative financial instruments) are measured at amortized cost. Financial liabilities that are due within one year are presented as current financial liabilities in the statements of financial position.

Financial liabilities at amortized cost

Borrowings and Other financial liabilities (conditional advances and royalty certificates), other than derivatives instruments, are initially recognized at fair value and subsequently measured at amortized cost calculated using the effective interest rate (“EIR”) method. The transaction costs that are directly attributable to the issue of the financial liability reduce that financial liability. These expenses are then amortized over the lifetime of the liability, on the basis of the EIR. The EIR is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability to the amortized cost of a financial liability.

Royalty certificates

Royalty certificates meet the definition of financial liabilities. The Company concluded that they do not include embedded derivatives related to the variability of royalties that are based on future net sales. In addition, the Company concluded that the prepayment options were separate derivative instruments as their redemption price did not reimburse holders for an amount up to the approximate present value of lost interest for the remaining term of the host contracts. However, their value at inception and subsequent dates is nil and has no impact on the financial statements.

Royalty certificates are initially measured at fair value (refer to note 15.8 for valuation model applied). They are subsequently measured at amortized cost calculated using the EIR method. The EIR is calculated based on future cash flows, estimated on the basis of development and commercialization plans and budgets approved by the Board of Directors of the Company. If there is a change in the timing or amount of estimated cash flows, then the gross carrying amount of the amortized cost of the financial liability is adjusted in the period of change to reflect the revised actual and estimated cash flows, with a corresponding income or expense being recognized in profit or loss. The revised gross carrying amount of the amortized cost of the financial liability is calculated by discounting the future revised estimated cash flows at the original EIR.

Conditional advances and State guaranteed loan – “PGE”

Accounting treatment for conditional advances and PGE is set forth in Note 4.9.

Leases

Accounting treatment for lease liabilities is set forth in Note 4.12.

Financial liabilities measured at fair value through profit or loss

BSA attached to Kreos 1 bonds, the conversion option of OCEANE and certain prepayment options of bonds are derivatives instruments. Derivatives are recognized initially at fair value at the date the derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The resulting gain or loss from change in the fair value is recognized in profit or loss immediately, as financial expenses or income.

Hybrid instruments

OCEANE bonds are hybrid instruments. A “hybrid contract” is a contract that includes both a non-derivative host contract and one or more embedded derivatives. Embedded derivatives are required to be separated from the host contract (bifurcated) if: the economic characteristics and risks of the embedded derivative are not closely related to those of the host, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the hybrid contract is not measured at fair value through profit or loss.

Separable embedded derivatives are required to be measured at fair value, with all changes in fair value recognized in profit or loss. The initial bifurcation of a separable embedded derivative does not result in any gain or loss being recognized. Because the embedded derivative component is measured at fair value on initial recognition, the carrying amount of the host contract on initial recognition is the difference between the carrying amount of the hybrid instrument and the fair value of the embedded derivative. If the fair values of the hybrid instrument and host contract are more reliably measurable than that of the derivative component - e.g. because of the availability of quoted market prices - then it may be acceptable to use those values to determine the fair value of the derivative on initial recognition indirectly - i.e. as a residual amount.

Fair value measurement

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	level 1: fair value calculated using quoted prices in an active market for identical assets and liabilities;

•	level 2: fair value calculated using valuation techniques based on observable market data such as prices for assets and liabilities or similar parameters quoted in an active market;

•

level 3: fair value calculated using valuation techniques based in whole or in part on unobservable inputs such as prices in an inactive market or a valuation based on multiples of unlisted securities.

See Note 12 Financial assets and liabilities, Note 15 Financial liabilities and Derivative instruments.

Note 4.9. Research tax credit, subsidies and conditional advances

Research tax credit

The Company benefits from the provisions of Articles 244c of the French General Tax Code relating to the French research tax credit (“Crédit d’Impôt Recherche” or “CIR”). The CIR is granted to companies in order to encourage them to conduct technical and scientific research. Companies that prove that they have expenditures which meet the required criteria (research expenditures located in France or, since January 1, 2005, within the European Union or in another state that is a party to the Agreement on the European Economic Area and has concluded a tax treaty with France that contains an administrative assistance clause) receive a tax credit that can be used for the payment of the corporate tax due for the fiscal year in which the expenditures were made and the next three fiscal years, or as applicable, companies may receive cash reimbursement for any excess portion at the three-year period following the fiscal year of the expenditures. Only those companies meeting the EU definition of a small or medium-sized entity (“SME”) are eligible for payment in cash of their research tax credit (to the extent not used to offset corporate tax payables) in the year following the request for reimbursement. The expenditures taken into account for the calculation of the CIR involve only research expenses.

The CIR is presented under “Other operating income” in the statements of income (loss) as it is accounted for as a government grant as defined in IAS 20 – Accounting for Government Grants and Disclosure of Government Assistance, and as “Other receivables and related accounts” in the statement of financial position until its payment is received.

Subsidies

Subsidies are non-repayable grants received by the Company and recognized in the financial statements when there exists reasonable assurance that the Company will comply with the conditions attached to the subsidies and the subsidies will be received.

Subsidies that are upfront payments are presented as deferred income and recognized through “Other operating income” for the amount of the expenses incurred as part of the research program to which the subsidy relates.

A subsidy that is to be received either as compensation for expenses or for losses already incurred, or for immediate financial support of the Company without associated future costs, is recognized in the Statements of income (loss) as “Other operating income” when there exists reasonable assurance that the subsidies will be received.

Conditional advances and PGE

The Company receives conditional advances to finance at below market interest rate research and development projects. Due to the innovative nature of its drug candidate development programs, the Company has benefited from certain sources of financial assistance from Bpifrance. Bpifrance provides financial assistance and support to emerging French enterprises to facilitate the development and commercialization of innovative technologies.

Funds received from Bpifrance in the form of conditional advances are recognized as financial liabilities, as the Company has a contractual obligation to reimburse Bpifrance for such conditional advances in cash based on a repayment schedule. Each award of an advance is made to help fund a specific development milestone. More details on conditional advances are provided in Note 15.5. Receipts or reimbursements of conditional advances are reflected as financing transactions in the statements of cash flows.

The difference between the present value of the advance at market rate (i.e., present value of contractual cash flows including principal and interests, discounted using a market rate as effective interest rate in accordance with IFRS 9) and the amount received as cash from the Bpifrance constitutes a subsidy within the meaning of IAS 20. Considering that these advances do not finance fixed assets, these subsidies are presented as “Deferred income” in the statement of financial position and recognized in the statement of net income (loss) as “Other operating income“ on a systematic basis over the periods in which the Company recognizes as expenses the related costs for which the grants are intended to compensate.

The incremental interest expense resulting from the difference between (a) the market interest rate and the (b) below-market rate is spread over the contractual period until the last repayment and recognized in the statement of income (loss) accordingly, using the EIR method. In the event of a change in estimate of contractual cash flows due under the conditional advances, the Company recalculates the book value of the debt resulting from the discounting of the anticipated new future cash flows at the initial EIR. The adjustment is recognized in the statements of income (loss) for the period during which the modification is recognized.

In the statements of financial position, these conditional advances are recorded in “Other financial liabilities” as current or non-current portion depending on their maturity. In the event Bpifrance waived the repayment of the advance, the corresponding liability is derecognized and treated as a subsidy in the statements of income (loss).

The benefit resulting from the low interest of PGE loans is also recognized as a subsidy corresponding to the difference between the present value of the PGE at market rate and the amount received as cash. The accounting treatment is therefore similar to the above-mentioned accounting treatment for conditional advances. PGE are recorded in “Borrowings” as current or non-current portion depending on their maturity.

Note 4.10. Employee benefits

The Company’s employees in France benefit from retirement benefits provided under French law, which consist in the following:

•	compensation paid by the Company to employees upon their retirement (a defined benefit plan); and

•

payments of retirement pensions by the social security agencies, which are financed by the contributions made by the Company and employees. As they meet the definition of a defined contribution plan, the liabilities are presented as Tax and employee-related payables in the statement of financial position.

In accordance with IAS 19 – Employee Benefits, the liability with respect to defined benefit plans is estimated by using the projected credit unit method. According to this method, the cost of the retirement benefit is recognized in the statements of income (loss). The retirement benefit commitments are valued at the current value of the estimated future payments, discounted using the market rate for high quality corporate bonds with a term and currency that correspond to that estimated for the payment of the benefits. The Company applied the decision of the IFRS IC, published on May 24, 2021, that concluded that, in the case that no rights were acquired in the event of departure before retirement age and that the rights were capped after a certain number of years of seniority (“30 years”), the commitment would only be recognized for the last 30 years of the employee’s career within the company.

The difference between the amount of the provision at the beginning of a period and at the close of that period is recognized through operating expenses for the portion representing the costs of services rendered and financial expenses for the net interest costs, and through other comprehensive income (loss) for the portion representing the actuarial gains and losses due to changes in assumptions and experience adjustments.

Note 4.11. Provisions

Provisions correspond to commitments resulting from litigation and various risks to which the Company may face in the context of its operations. In accordance with IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, a provision is recorded when the Company has an obligation to a third party resulting from a past event that will likely result in an outflow of resources to the third party, and for which future cash outflows may be estimated reliably. The amount recorded as a provision is an estimate of the expenditure required to settle the obligation, discounted where necessary at year end.

Note 4.12. Leases

As lessee, the Company assesses whether a contract contains a lease at inception of a contract and upon the modification of a contract. The Company elected to allocate the consideration in the contract to the lease and non-lease components on the basis of the relative standalone price. The Company recognizes a right-of-use asset and a corresponding lease liability for all arrangements in which it is a lessee, except for leases with a term of 12 months or less (short-term leases) and low-value leases (value of the underlying asset below €5.0 thousand). For these short-term and low-value leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

The lease liability is initially measured at the present value of the future lease payments as from the commencement date of the lease to the end of the lease term. The lease terms used by the Company reflect the non-cancellable terms of each contract, plus any extension or termination options that the Company is reasonably certain to exercise or not exercise for all of the leases periods covered by the extension options. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, the Company incremental borrowing rate for the asset subject to the lease in the respective markets.

The Company remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever there is a change to the lease terms or expected payments under the lease, or a modification that is not accounted for as a separate lease. The portion of the lease payments attributable to the repayment of lease liabilities and the portion attributable to payment of interests are recognized in cash flows used in financing activities.

Right-of-use assets are initially recognized on the balance sheet at cost, which comprises the amount of the initial measurement of the corresponding lease liability, adjusted for any lease payments made at or prior to the commencement date of the lease, any lease incentives received and any initial direct costs incurred by the Company, and expected costs for obligations to dismantle and remove right-of-use assets when they are no longer used.

Right-of-use assets are depreciated on a straight-line basis from the commencement date of the lease over the shorter of the useful life of the right-of-use asset or the end of the lease term.

Right-of-use assets are assessed for impairment whenever there is an indication that the balance sheet carrying amount may not be recoverable using cash flow projections.

Note 4.13. Translation of transactions denominated in foreign currency

Pursuant to IAS 21 – The Effects of Changes in Foreign Exchange Rates, transactions performed by the Company in currencies other than their functional currency, which is the Euro, are translated at the prevailing exchange rate on the transaction date.

Trade receivables and payables and liabilities denominated in a currency other than the functional currency are translated at the period-end exchange rate. Unrealized gains and losses arising on translation are recognized in net financial income / (loss).

Note 4.14. Current and deferred tax

Tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the French tax authorities, using tax rates and tax laws enacted or substantively enacted at the end of the reporting period in accordance with IAS 12 – Income Tax.

The income tax charge for the period comprises current tax due and the deferred tax charge. The tax expense is recognized in the statement of income (loss) unless it relates to items recorded in other comprehensive income (loss) or directly in equity, in which case the tax is also recorded in other comprehensive income (loss) or directly in equity.

Current taxes

The current tax expense is calculated based on taxable profit for the period, using tax rates enacted or substantively enacted at the statement of financial position date. Considering the level of tax loss of the Company, no current tax expense is recognized.

Deferred taxes

Deferred taxes are recognized when there are temporary differences between the carrying amount of assets and liabilities in the Company’s financial statements and the corresponding tax basis used to calculate taxable profit. Deferred taxes are not recognized if they arise from the initial recognition of an asset or liability in a transaction other than a business combination which, at the time of the transaction, does not affect either the accounting or the taxable profit (tax loss).

Deferred tax assets

Deferred tax assets are recognized for all deductible temporary differences, unused tax losses and unused tax credits to the extent that it is probable that the temporary difference will reverse in the foreseeable future and that taxable profit will be available against which the deductible temporary difference, unused tax losses or unused tax credits can be utilized. See Note 4.16. Use of judgments and estimates and Note 22. Income tax.

Note 4.15. Accounting of Prosynergia acquisition

From April 1, 2022 up until the merger completed on December 12, 2022, the Company owned a 100% ownership interest of Prosynergia and as such, controlled Prosynergia. The Company had power over Prosynergia, was exposed or had rights to variable returns from its involvement with the entity and had the ability to affect those returns through its power over the entity.

The financial statements of Prosynergia were therefore included in the consolidated financial statements of the Company from the date control was obtained, i.e. April 1, 2022. Prosynergia was merged into the Company in December 12, 2022.

Considering that Prosynergia only owned patent rights but did not enter into any employee contract, research agreement, collaboration agreement or out-licensed agreement, it did not meet the definition of a business under IFRS 3. Consequently, the acquisition cost of this group of assets was allocated between the identifiable assets and liabilities acquired, pro rata to their respective fair values as of April 1, 2022, without recognition of goodwill. For this purpose, the following approach was applied: first measurement of any identifiable asset or liability initially measured at an amount other than cost in accordance with the applicable standards, deduction from the cost of the group of assets of the amounts allocated to these assets and liabilities, and then allocation of the residual cost of acquisition to the remaining identifiable assets and liabilities based on their relative fair values at the date of acquisition.

Also, the €1,400 thousand loan granted to Prosynergia in December 2021 was included in the acquisition cost to be allocated, since, in substance, it was considered as a prepayment for the acquisition of the group of assets, which is repayable in cash in the event of non-completion of the transaction.

The potential earn-out payment to be paid in the first half of 2023 was measured at fair value on April 1, 2022, for an amount of €1,446 thousand, and included in the acquisition cost. This earn out is triggered in the event the Company’s market capitalization is in excess of €300 million (evaluated at certain specified record dates), a listing of the Company’s shares on Nasdaq or a merger and acquisition transaction prior to March 31, 2023. The amount of the earn-out is equal to 1% of the difference between the Company’s market capitalization and €300 million, subject to a maximum amount of €4.0 million. It is, as the case may be, payable in the first half of 2023. No amount will be payable in the event the Company’s market capitalization is lower than €300 million. The related financial liability is subsequently remeasured to its fair value at each reporting date. The gain or loss arising from the change in the fair value is recognized in profit of loss immediately. As of December 31, 2022, the fair value of the earn-out liability is nil (see Note 15.7). The remeasurement results in a financial income of €1,446 thousand over the year ended December 31, 2022.

The allocation of the acquisition cost is as follows:

(Amounts in thousands of euros)	Amount allocated as of April 1, 2022
Cash prepayment made in 2021	325
Loan granted to Prosynergia in 2021	1,400
Cash payment made in 2022	2,925
Acquisition fees (1)	466
Earn-out measured at fair value	1,446
Total acquisition cost allocated	6,562

Patents	6,529
Cash and cash equivalents	42

Total assets	6,571

Total liabilities	(9)

Total net assets	6,562

(1)	Of which €451 thousand were disbursed in 2021 and €15 thousand in 2022. Acquired cash amounts to €41 thousand.

The acquisition cost was mainly allocated to Prosynergia’s patents US 10,464,903 (filed on March 20, 2017 and granted on November 5, 2019), EP3 429 998 (filed on March 20, 2017 and granted on September 1, 2021) and continuation US 10,745,357 (filed on November 1, 2019 and granted on August 18, 2020). All patents will expire in 2037.

These patents cover alternative synthesis process for obefazimod and a family of close chemical analogues. They also cover alternative forms of obefazimod (salts thereof and crystalline forms of said salts), the pharmaceutical composition comprising them, that could be of interest to the Company for future development.

Note 4.16. Use of judgments and estimates

In order to prepare financial statements in accordance with IFRS, estimates, judgments and assumptions were made by the Company’s management which could affect the reported amounts of assets, liabilities, contingent liabilities, income and expenses.

These estimates are based on the assumption of going concern and are prepared in accordance with information available at the date the financial statements were prepared. They are reviewed on an ongoing basis using past experience and various other factors considered to be reasonable as the basis to measure the carrying amount of assets and liabilities. Estimates may be revised due to changes in the underlying circumstances or subsequent to new information. Actual results may differ significantly from these estimates in line with assumptions or different conditions.

This note provides an overview of the areas that involved a higher degree of judgement or complexity, and of items which are more likely to be materially adjusted due to changes in estimates and assumptions. Detailed information about each of these estimates and judgements is included in other notes together with information about the basis of calculation for each affected line item in the financial statements.

•

recognition and measurement of impairment of CGUs. The main assumptions used for the impairment test include (a) the amount of cash flows that are set on the basis of the development and commercialization plans and budgets approved by Board of Directors, (b) assumptions related to the achievement of the clinical trials and the launch of the commercialization, (c) the discount rate, (d) assumptions on risk related to the development and (e) for the commercialization, selling price and volume of sales. The sensitivity analysis in respect of the recoverable amount of the CGUs is presented in Note 6.

•

measurement of share-based compensation granted to employees, corporate officers and scientific consultants, such as BCE, BSA and AGA, which is based on actuarial models; these models require the use by the Company of certain calculation assumptions such as the estimated vesting, the occurrence dates of a change of control or a M&A transaction dates, the expected volatility and maturity of the underlying equity instrument (see Note 4.7 and Note 14),

•

fair value measurements at inception and after of derivative financial instruments resulting from (i) the warrants issued concomitantly with the issuance of the straight and convertible bonds to Kreos on July 24, 2018 (or “Kreos 1”), (ii) the prepayment option attached to the straight and convertible bonds issued to Kreos on October 2 2020 (or “Kreos 2”), and (iii) the prepayment option attached to the issuance of bond convertible into new or existing shares in July 30, 2021 (or “OCEANE”) (see Notes 15),

•	fair value measurements of financial liabilities at inception (see Note 15),

•

amortized cost measurement of royalty certificates, based on the following assumptions: (a) future cash flows, estimated on the basis of development and commercialization plans and budgets approved by the Board of Directors and (b) the discount rate. The sensitivity analysis in respect of the measurement of royalty certificates is presented in Note 15.

•	fair value measurements of the call option resulting from the equity line contracts entered into on September 30, 2019 (or “Equity lines”) (see Note 13.2),

•	CIR based on internal and external expenses which meet the required criteria incurred by the Company during the year (see Note 4.9),

•

recognition of deferred tax assets: availability of future taxable profit against which deductible temporary differences and tax losses carried forward can be utilized and whether sufficient evidence exists (see Note 22).

The main critical judgments made by the Company’s management impact the following item:

•	the occurrence dates of a change of control or a M&A transaction dates used for the measurement of share-based compensation (see Note 4.7).

Note 5. Segment information

The assessment of the Company’s performance and the decisions about resources to be allocated are made by the chief operating decision maker, based on the management reporting system of the Company. The Company identified the Chief Executive Officer of the Company as “Chief operating decision maker”. The Chief operating decision maker reviews on an aggregated basis the incurred expenses for allocating and evaluating performance of the Company.

The Company operates in a single operating segment: R&D of pharmaceutical products in order to market them in the future. All operations, assets, liabilities and losses of the Company are located in France.

Note 6. Goodwill and impairment test

Goodwill relates to the acquisition of Splicos SAS and Wittycel SAS occurred in 2014 (i.e., prior the transition date to IFRS), which were merged into the Company in the same year.

Goodwill from Splicos SAS and Wittycel SAS acquisition corresponds to the “Modulation of RNA biogenesis / splicing” technological platform and the “iNKT agonists” technological platform, respectively, from which derived the lead drug candidates of the Company: ABX464 and ABX196, respectively.

IFRS 3 was not applied to acquisitions of subsidiaries deemed to be a business within the meaning of IFRS, carried out before the IFRS transition date, i.e., January 1 2020. Due to the application of this exemption, the previous accounting for business combinations in accordance with French GAAP remains unchanged (no identified Intellectual Property, Research & Development (“IPR&D”) assets are recognized in the statement of financial position).

The carrying amounts of the goodwill resulting from Splicos SAS and Wittycel SAS acquisitions were, as of December 31, 2021, €18,419 thousand and €13,586 thousand, respectively.

In accordance with IAS 36, goodwill is allocated to CGUs at a level corresponding to the lead drug candidates. Thus, goodwill from Splicos SAS and Wittycel SAS are allocated to ABX464 CGU and ABX196 CGU, respectively.

Goodwill impairment tests are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment, in accordance with IAS 36. The carrying amount of goodwill is compared to the recoverable amount, which is the higher value in use and the fair value less costs to sell.

As of December 31, 2021 and 2022, the recoverable amount used for the impairment test of each CGU was the value in use. This value in use was based on a net present value calculation, using the following assumptions as of December 31, 2021 and 2022:

•	Cash flows are set on the basis of the development and commercialization plans and budgets approved by Board of Directors;

•	A discount rate (or “WACC”) of 14% as of December 31, 2022 and 13.5% as of December 31, 2021,

•

A risk of development is taken into consideration by applying probabilities of success (or “POS”) of reaching future phases of development to cash flows related to the commercialization phase. Those average probabilities of success of R&D projects are based on public sources (INFORMA databases).

•	For the commercialization phase, selling price and sales volume are estimated on the basis of the potential market and the observed performances of comparable drugs currently on the market.

The impairment tests resulted in no impairment charges as of December 31, 2021.

In the first half of 2022, management took into account significant external changes in the hepatocellular carcinoma (HC) treatment landscape. These changes were expected to require a new, lengthy, heavy and risky internal development process (use of a combination of compounds). For this purpose, entering into a licensing partnership to fund the completion of the clinical development of ABX196 was being considered.

As a result of this change in circumstances, an impairment test of ABX196 CGU was performed in accordance with IAS 36, resulting into an impairment loss of €10,986 thousand of Wittycell’s goodwill, based on a fair value of €2,600 thousand, recorded in the interim financial statements as of June 30, 2022.

As of December 31, 2022, due to the lack of progress made in the negotiation of a development partnership, the Company made the decision to freeze the development program for ABX196 in the treatment of hepatocellular cancer. In this context, the impairment test carried out as of December 31, 2022 resulted in the full impairment of the goodwill resulting from the acquisition of Wittycell SAS and other assets included in the ABX196 CGU, i.e. an impairment loss of €13,632 thousand as of December 31, 2022 (€13,586 thousand related to goodwill and €45 thousand related to other assets – see Note 7).

Sensitivity testing as of December 31, 2022 and December 31, 2021:

The Company has conducted an analysis of the sensitivity of the impairment tests to changes in the key assumptions used to determine the recoverable amount of the CGUs to which goodwill is allocated.

Regarding ABX464, as the product is currently in development, a clinical trial failure or a failure to obtain a marketing approval could result in an impairment. The results of the impairment test indicate a headroom level that is high enough so that any reasonably possible change in any of the key assumptions (except clinical failure) would not lead to any impairment.

Regarding ABX196:

•	as of December 31, 2022, as above-mentioned, the net book value of the CGU was brought to zero after recording an impairment of €13,632 thousand.

•

as of December 31, 2021, an increase in WACC of 3.7 percentage points, or a reduction in sales of 22%, or a reduction in POS per phase of 10%, would result in the recoverable value being equal to the net book value.

Note 7. Intangible assets

Intangible assets are mainly comprised of the intellectual property underlying:

(i)

The exclusive license agreement with the Scripps Research Institute, University of Chicago and Brigham Young University for which the Company paid a milestone of €45 thousand in September 2019 as a result of an IND filling of ABX196. The value in use and the fair value less costs to sell of the ABX196 CGU being nil as of December 31, 2022, a €45 thousand impairment was recorded during the period (see Note 6).

(ii)

The collaboration and license agreement with the CNRS, Montpellier 2 university and the Curie for which the Company paid a milestone of €40 thousand in September 2019 as a result of the entry in phase 2 of ABX464.

(iii)	Patents acquired through the acquisition of Prosynergia of €6,529 thousand (cf. Note 4). The patents are not yet amortized, similarly to licenses.

Licenses and patents recognized as Intangible assets as of December 31, 2021 and 2022 are not amortized while they are not operating in a manner intended by the management. As a consequence, and in accordance with IAS 36, those assets were subject to an annual impairment test as of December 31, 2021 and 2022, which did not result in the need for an impairment to be recognized.

(In thousands of euros)	LICENCES	SOFTWARES	PATENTS	TOTAL
GROSS VALUES
Statement of financial position as of January 1, 2021	85	24	—	110

Acquisition	—	—	—	—
Disposal	—	—	—	—
Transfer	—	—	—	—

Statement of financial position as of December 31, 2021	85	24	—	110

Acquisition	35	—	6,529	6,564
Disposal	—	—	—	—
Transfer	—	—	—	—

Statement of financial position as of December 31, 2022	120	24	6,529	6,673

(In thousands of euros)	LICENCES	SOFTWARES	PATENTS	TOTAL
AMORTIZATION
Statement of financial position as of January 1, 2021	—	(12)	—	(12)

Increase	—	(4)	—	(4)
Decrease	—	—	—	—

Statement of financial position as of December 31, 2021	—	(17)	—	(17)

Increase	(45)	(4)	—	(50)
Decrease	—	—	—	—

Statement of financial position as of December 31, 2022	(45)	(21)	—	(66)

(In thousands of euros)	LICENCES	SOFTWARES	PATENTS	TOTAL
NET BOOK VALUES
As of January 1, 2021	85	12	—	97
As of December 31, 2021	85	8	—	93
As of December 31, 2022	75	3	6,529	6,607

Note 8. Property, plant and equipment

The following tables present movements in property, plant and equipment including the right of use of assets (or “ROU”) as of December 31, 2021 and 2022:

(In thousands of euros)	BUILDINGS	EQUIPMENT	FURNITURE AND COMPUTER EQUIPMENT	TOTAL	OF WHICH ROU
GROSS VALUES
Statement of financial position as of January 1st, 2021	593	447	194	1,234	636

Acquisition	—	23	87	109	62
Disposal	—	(67)	(46)	(114)	(16)

Statement of financial position as of December 31, 2021	593	402	235	1,230	682

Acquisition	1,618	39	111	1,768	1,472
Disposal	(593)	(3)	(1)	(597)	(593)

Statement of financial position as of December 31, 2022	1,618	438	344	2,400	1,561

(In thousands of euros)	BUILDINGS	EQUIPMENT	FURNITURE AND COMPUTER EQUIPMENT	TOTAL	OF WHICH ROU
DEPRECIATION
Statement of financial position as of January 1st, 2021	(222)	(368)	(151)	(741)	(243)

Increase	(222)	(45)	(30)	(297)	(244)
Decrease	—	67	46	114	16

Statement of financial position as of December 31, 2021	(445)	(346)	(134)	(925)	(470)

Increase	(407)	(35)	(38)	(481)	(414)
Decrease	593	3	1	597	593

Statement of financial position as of December 31, 2022	(259)	(378)	(171)	(808)	(290)

(In thousands of euros)	BUILDINGS	EQUIPMENT	FURNITURE AND COMPUTER EQUIPMENT	TOTAL	OF WHICH ROU
NET BOOK VALUES
As of January 1st, 2021	371	79	44	493	394
As of December 31, 2021	148	56	101	305	212
As of December 31, 2022	1,359	60	173	1,592	1,270

Right of use assets relate to buildings, vehicles and furniture. The net book value of right of use assets related to buildings amounted to €147 thousand and €1,224 thousand as of December 31, 2021 and 2022, respectively. Acquisitions over the year ended December 31, 2022 mainly include the right of use asset related to the new Headquarters entered into in July 2022 (see Note 15.6), as well as office fittings and IT equipment. Disposals over the period mainly include the right of use assets related to the former headquarters.

Note 9. Other financial assets

Other financial assets break down as follows:

	AS OF DECEMBER 31,
(In thousands of euros)	2021	2022
OTHER FINANCIAL ASSETS
Advances related to CRO contracts	—	10,471
Deposits paid under the liquidity agreement	333	304
Deposits paid on Kreos 1 and 2 bond loans	902	684
Deposit paid under the Headquarters lease agreement		136
Other	107	113

Other financial assets	1,342	11,708

Advances related to CRO contracts

Advances amounting to €12,187 thousand were made during the year ended December 31, 2022. These advances are related to CRO/CMO contracts for clinical studies and are to be recovered at the end of the studies after final reconciliation with pass-through costs, which are being invoiced and paid as studies are carried out. These long-term advances were measured at fair value on initial recognition, using discount rates ranging from 0.19% to 7.16%, and are subsequently measured at amortized cost.

At inception, a prepaid expenses asset was recognized for the difference between the advances’ nominal value and fair value, and spread over the term of the advances, at the rate of recognition of the related R&D expenses (see Note 10).

Note 10. Other receivables and assets

Other receivables and related accounts break down as follows:

	AS OF DECEMBER 31,
(In thousands of euros)	2021	2022
OTHER RECEIVABLES AND ASSETS
Prepaid expenses - non current	—	1,037

Total non-current other receivables and assets		1,037

Research tax credit (“CIR”)	4,374	4,595
VAT receivables	3,961	3,467
Advance made to the Nice CHU	4,000	—
Advance payment for the acquisition of Prosynergia	1,725	—
Prepaid expenses - current	721	915
Credit notes	—	254
Other	4	—

Total current other receivables and assets	14,784	9,231

Total other receivables and assets	14,784	10,268

Research tax credit (“CIR”)

The CIR is recognized as Other Operating Income (see note 4.9) in the year to which the eligible research expense relates. The Company received the payment of the CIR for 2021 tax year in the amount of €4,204 thousand in 2022 and expects to receive the CIR for 2022 tax year of €4,448 thousand in 2023.

VAT Receivables

Value-added tax (“VAT”) receivables relate primarily to the deductible VAT and VAT refunds claimed.

Advance to be received

On January 20, 2021, the Company amended the research agreement entered with the University Hospital Center of Nice (or “Nice CHU”) on September 25, 2020, which consisted in the conduct of a study to test whether ABX464 could prevent the development of severe Covid-19 disease in the participants. The Company agreed to advance amount of €4,000 thousand to Nice CHU corresponding to the expenses recharged by its third parties for the year ended December 31, 2021. An amount of €3,302 thousand was reimbursed in August 2022. The remaining €698 thousand amount was settled by way of compensation with a payable due to the Nice CHU related to the recharge of third-party services expenses.

Advance payment for the acquisition of Prosynergia

In the context of the acquisition of Prosynergia, the Company made an initial payment of the acquisition price of €325 thousand on November 25, 2021 (see Note 3.3).

On December 1, 2021, the Company signed a loan agreement with Prosynergia for €1,400 thousand. Prosynergia committed to reimburse the loan at the end of the contract, on December 31, 2025. The purpose of the loan was to allow early repayment by Prosynergia of all its existing indebtedness and was a suspensive condition for the acquisition of Prosynergia shares provided by the Share purchase agreement entered with the shareholder of Prosynergia on November 15, 2021. For accounting purposes, this loan was considered as a prepayment for the acquisition of the group of assets, which was repayable in cash only in the event the acquisition is not completed.

As of December 31, 2022, there is no more loan recognized following the merger of the Company and Prosynergia on December 12, 2022.

Prepaid expenses

Prepaid expenses as of December 31, 2021 include costs related to the acquisition of Prosynergia for €451 thousand. During the year ended December 31, 2022, these costs were then included in the acquisition price of Prosynergia which was allocated to acquired patents (see Notes 3.3 and 4.15).

Prepaid expenses as of December 31, 2022 include prepaid expenses related to CRO contracts for amount of €1,714 thousand (see Note 9).

Note 11. Cash and cash equivalents

Cash and cash equivalents break down as follows:

	AS OF DECEMBER 31,
(In thousands of euros)	2021	2022
CASH AND CASH EQUIVALENTS
Cash equivalents (short-term investments)	6	6
Cash (bank accounts)	60,695	26,944

Cash and cash equivalents	60,701	26,950

Note 12. Financial assets and liabilities

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy.

			AS OF DECEMBER 31, 2021
(In thousands of euros)	AMOUNT RECOGNIZED IN THE STATEMENT OF FINANCIAL POSITION	FAIR VALUE	ASSETS/ LIABILITIES AT FAIR VALUE THROUGH PROFIT AND LOSS	ASSETS AT AMORTIZED COST	LIABILITIES AT AMORTIZED COST
Other financial assets (2)	1,342	1,342	—	1,342	—
Other receivables and assets (2)	14,784	14,784	—	14,784	—
Cash and cash equivalents (1)	60,701	60,701	—	60,701	—

Total financial assets	76,827	76,827	—	76,827	—

Financial liabilities—non-current portion (4, Note 15)	50,240	52,589	9,932	—	42,657
Financial liabilities—current portion (3, Note 15)	11,345	11,345	—	—	11,345
Trade payables and other current liabilities (3)	18,558	18,551	—	—	18,551
Tax, employee-related payables (5)	1,180	1,180	—	—	1,180

Total financial liabilities	81,323	83,664	9,932	—	73,732

			AS OF DECEMBER 31, 2022
(In thousands of euros)	AMOUNT RECOGNIZED IN THE STATEMENT OF FINANCIAL POSITION	FAIR VALUE	ASSETS/ LIABILITIES AT FAIR VALUE THROUGH PROFIT AND LOSS	ASSETS AT AMORTIZED COST	LIABILITIES AT AMORTIZED COST
Other financial assets (2)	11,708	11,271	—	11,271	—
Other receivables and assets (2)	10,268	10,268	—	10,268	—
Cash and cash equivalents (1)	26,950	26,950	—	26,950	—

Total financial assets	48,926	48,488	—	48,488	—

			AS OF DECEMBER 31, 2022
(In thousands of euros)	AMOUNT RECOGNIZED IN THE STATEMENT OF FINANCIAL POSITION	FAIR VALUE	ASSETS/ LIABILITIES AT FAIR VALUE THROUGH PROFIT AND LOSS	ASSETS AT AMORTIZED COST	LIABILITIES AT AMORTIZED COST
Financial liabilities—non-current portion (4, Note 15)	34,885	26,698	566	—	26,132
Financial liabilities—current portion (3, Note 15)	14,912	14,912	—	—	14,912
Trade payables and other current liabilities (3)	15,475	15,466	—	—	15,466
Tax, employee-related payables (5)	1,348	1,348	—	—	1,348

Total financial liabilities	66,620	58,424	566	—	57,858

(1)	The fair value of cash and cash equivalents is determined based on Level 1 fair value measurements and corresponds to the market value of the assets.
(2)

The carrying amount of financial assets measured at amortized cost was deemed to be a reasonable estimation of fair value, except for the long-term advances made to CROs, whose fair value is determined based on Level 3 fair value measurement and is estimated based on future cash-flows discounted at market rates, using credit spreads ranging from 16 bp to 476 bp as of December 31, 2022. As of December 31, 2022, an increase in the credit spread by +100 bp would result in a decrease in the advances fair value by €240 thousand.

(3)	The carrying amount of short-term financial liabilities measured at amortized cost was deemed to be a reasonable estimation of fair value.
(4)

The fair values of Kreos BSA A&B, OCEANE conversion option and royalty certificates are based on Level 3 fair value measurements and are estimated based on models and assumptions detailed in note 15. The fair value of other long-term financial liabilities is determined based on Level 3 fair value measurements and is estimated based on future cash-flows discounted at market rates, using the following assumptions:

•	For the debt components of Kreos 1&2 bonds, a credit spread of 1,058 bp as of December 31, 2021 and 1,475 bp as of December 31, 2022.

As of December 31, 2021 and 2022, an increase in the credit spread by +100 bp would result in a decrease in the Kreos 1&2 bonds fair value by €209 thousand and €68 thousand, respectively.

•	For the debt component of OCEANE bonds, a credit spread similar to that detailed in note 15.

As of December 31, 2021, and 2022, an increase in the credit spread by +100 bp would result in a decrease in the OCEANE debt component fair value by €648 thousand and €476 thousand, respectively.

•	For the conditional advances and the PGE loan, a credit spread of 850 bp as of December 31, 2021 and 1,475 bp as of December 31, 2022.

An increase in the credit spread by +100 bp would result in the following:

•	As of December 31, 2021 and 2022, a decrease in the PGE loan fair value by €102 thousand and €55 thousand, respectively.

•	As of December 31, 2021 and 2022, a decrease in the RNP-VIR conditional advance fair value by €61 thousand and €31 thousand, respectively.

•	As of December 31, 2021 and 2022, a decrease in the CARENA conditional advance fair value by €58 thousand and €37 thousand respectively.

•	As of December 31, 2021 and 2022, a decrease in the Ebola conditional advance fair value by €3 thousand and €1 thousand, respectively.

•	As of December 31, 2021, a decrease in the Covid-19 conditional advance fair value by €161 thousand.

(5)	Social security and other tax payables are excluded from the tax and employee-related payables, as this analysis is required only for financial instruments.

Note 13. Shareholders’ equity

Note 13.1. Share capital issued

The Company manages its capital to ensure that the Company will be able to continue as a going concern while maximizing the return to shareholders through the optimization of the debt and equity balance.

As of December 31, 2021, the Company’s share capital amounted to €168 thousand divided into 16,764,051 ordinary shares issued with a par value of €0.01 each, fully paid up, after taking into account the various capital increases that took place since the inception (see Note 13.3).

As of December 31, 2022, the Company’s share capital amounted to €223 thousand divided into 22,313,185 ordinary shares issued with a par value of €0.01 each, fully paid up, after taking into account the various capital increases that took place since the inception (see Note 13.3).

Share capital does not include BCEs, BSAs, and AGAs that have been granted to certain investors or natural persons, both employees and non-employees of the Company, but not yet exercised or acquired.

Treasury shares

The Company held 8,600 and 12,000 of its own shares as of December 31, 2021 and 2022, respectively.

The number of outstanding ordinary shares (excluding treasury shares held by the Company) was 16,755,451 and 22,301,185 as of December 31, 2021 and 2022, respectively.

Note 13.2. Equity line instruments

Equity line agreement with Kepler Cheuvreux

The Company entered into an equity line agreement with Kepler Cheuvreux in September 2019. In accordance with the terms of this agreement, Kepler Cheuvreux, acting as financial intermediary and guarantor of the transaction, committed to subscribe for 730,000 shares, at its own initiative, following a schedule lasting no longer than 24 months, at an issuance price based on an average market price weighted according to the volumes traded over the two trading days preceding each issue, less a maximum discount of 7.0%. On September 24, 2021, the Company extended the agreement for an additional period of 12 months for the unsubscribed shares at that date. On October 1, 2022, the agreement ended and the 300,000 outstanding BSAs lapsed.

	NUMBER OF BSAs OUTSTANDING	MAXIMUM NUMBER OF SHARES TO BE ISSUED	NUMBER OF BSAs EXERCISED	NUMBER OF BSAs LAPSED	NUMBER OF BSAs OUTSTANDING	MAXIMUM NUMBER OF SHARES TO BE ISSUED

			FOR THE YEAR ENDED
	AS OF DECEMBER 31, 2021		DECEMBER 31, 2022		AS OF DECEMBER 31, 2022
BSAs granted under the Equity line agrement	300,000	300,000	—	(300,000)	—	—

Considering that the Company could terminate or suspend the Equity line agreement by buying back the BSAs or increasing the minimum exercise price and that Kepler Cheuvreux was committed to subscribe the shares if the conditions are met, the BSAs granted to Kepler Cheuvreux under the Equity line agreements were off-balance sheet commitments rather than derivative instruments.

Note 13.3. Change in share capital

The increases in the share capital for the year ended December 31, 2021 relate to:

•	The completion of a capital increase of €59,982 thousand on July 27, 2021 by issuing 1,964,031 ordinary shares with a par value of €0.01 per share and a subscription price of €30.55 per share;

•

The exercises of 167,749 share warrants for the year ended December 31, 2021 (see note 14), resulting in a capital increase of €1,522 thousand by issuing 167,749 ordinary shares with a par value of €0.01 per share and an average subscription price of €8,49 per share;

•

The exercises of 312,000 share warrants under the Equity line agreement for the year ended December 31, 2021 (see note 13.2), resulting in a capital increase of €8,094 thousand, net of commissions, by issuing 312,000 ordinary shares with a par value of €0.01 per share and an average subscription price of €27,13 per share;

Incremental costs directly attributable to the issue of new shares were classified as a deduction of shareholders’ equity and amounted to €4,153 thousand for the year the year ended December 31, 2021.

The increases in the share capital for the year ended December 31, 2022 relate to:

•	The completion of a capital increase of €46,231 thousand on September 7, 2022 by issuing 5,530,000 ordinary shares with a par value of €0.01 per share and a subscription price of €8.36 per share;

•

The exercises of 522 share warrants for the year ended December 31, 2022 (see Note 14), resulting in a capital increase of €3 thousand by issuing 19,134 ordinary shares with a par value of €0.01 per share and an average subscription price of €0.14 per share;

Incremental costs directly attributable to the issue of new shares were classified as a deduction of shareholders’ equity and amounted to €3,280 thousand for the period ended December 31, 2022.

Distribution of dividends

The Company did not distribute any dividends for any of the periods presented.

Note 14. Share-based payments

The Company has granted BCEs, BSAs and AGAs. These plans qualify as “equity settled” under IFRS 2. The Company does not have any obligation to purchase these instruments in the event of departure or if a specific event does not occur.

Valuation methods of BCEs, BSAs and AGAs

The fair value of share-based awards was determined at grant date using the Black Scholes model for the BCEs and BSAs and the Monte-Carlo simulation for AGAs plans.

The assumptions used to estimate the fair value of the instruments are presented below and include:

•	Expected maturity of the options

•	Expected volatility based on the historical market share price available;

•	Expected dividends based on management best estimate;

•	Risk-free interest rate based on French OAT rates measured at grant dates;

•

Share price offered in case of change of control (only for the market condition applicable on the free-share plan) is based on Monte-Carlo simulations and taking into account a change of control premium based on the management best estimate.

BCEs

The following tables summarize the data relating to BCEs as well as the assumptions used for the measurement thereof in accordance with IFRS 2 – Share-based Payment:

GRANT DATE	TYPE	NUMBER OF BCEs ISSUED	NUMBER OF BCE OUTSTANDING AS OF JANUARY 1, 2022	NUMBER OF LAPSED BCEs	NUMBER OF EXERCISED BCEs	NUMBER OF BCEs OUTSTANDING	NUMBER OF BCEs EXERCISABLE	MAXIMUM NUMBER OF SHARES TO BE ISSUED IF ALL CONDITIONS ARE MET
						AS OF DECEMBER 31, 2022
2014-03-11	BCE-2014-2	2,750	1,000	—	—	1,000	1,000	100,000
2014-03-11	BCE-2014-4	984	184	—	—	184	184	18,400
2016-11-07	BCE-2016-1	84,000	24,495	(2,000)	—	22,495	22,495	22,495
2017-01-23	BCE-2017-1	67,374	67,000	—	—	67,000	33,313	67,000
2017-11-20	BCE-2017-2	150,000	150,000	—	—	150,000	75,000	150,000
2017-11-20	BCE 2017-3	101,061	(0)	—	—	—	—	—
2017-11-20	BCE-2017-4	67,374	67,373	—	—	67,373	33,686	67,373
2017-11-20	BCE-2017-5	67,374	64,374	—	—	64,374	30,686	64,374
2018-03-15	BCE-2018-1	22,000	15,070	(3,090)	—	11,980	11,980	11,980
2018-05-21	BCE-2018-2	67,374	(0)	—	—	—	—	—
2018-05-14	BCE 2018-3	33,687	16,844	—	—	16,844	—	16,844
2018-05-14	BCE-2018-4	16,843	16,843	—	—	16,843	8,422	16,843
2018-05-14	BCE-2018-5	22,000	6,584	(250)	(334)	6,000	6,000	6,000

	Total BCEs	702,821	429,767	(5,340)	(334)	424,093	222,766	541,309

TYPE	FAIR VALUE OF THE UNDERLYING SHARE	FAIR VALUE OF THE BCE	BCE PRICE	STRIKE PRICE PER SHARE	EXPECTED TERM	EXPECTED MATURITY		VOLATILITY	RISK FREE RATE
BCE-2014-4	1.00 €	0.54 €	0.00 €	1.00 €	10 years	8.49		47%	1.77%
BCE-2016-1	6.96 €	[2.77€-3.15€]	0.00 €	7.44 €	10 years	[5.5-7	]	47%	[-0.1%-0.18%]
BCE-2017-1	5.95 €	[2.38€-2.72€]	0.00 €	6.39 €	10 years	[5.5-7.05	]	47%	[0.11%-0.44%]
BCE-2017-2	10.22 €	[4.01€-4.56€]	0.00 €	11.14 €	10 years	[5.5-7	]	47%	[-0.14%-0.1%]
BCE 2017-3	10.22 €	[3.83€-4.56€]	0.00 €	11.14 €	10 years	[5.04-7	]	47%	[-0.21%-0.1%]
BCE-2017-4	10.22 €	[4.01€-4.43€]	0.00 €	11.14 €	10 years	[5.5-6.64	]	47%	[-0.14%-0.04%]
BCE-2017-5	10.22 €	[3.92€-4.43€]	0.00 €	11.14 €	10 years	[5.26-6.64	]	47%	[-0.18%-0.04%]
BCE-2018-1	9.00 €	[3.81€-4.28€]	0.00 €	8.96 €	10 years	[5.5-7	]	47%	[0.14%-0.37%]
BCE-2018-2	7.00 €	[2.31€-3.11€]	0.00 €	8.96 €	10 years	[5-8.06	]	47%	[0.05%-0.53%]
BCE 2018-3	7.03 €	[2.75€-3.11€]	0.00 €	7.33 €	10 years	[5-6.4	]	47%	[0.08%-0.3%]
BCE-2018-4	7.03 €	[2.75€-3.11€]	0.00 €	7.33 €	10 years	[5-6.4	]	47%	[0.08%-0.3%]
BCE-2018-5	7.03 €	[2.88€-3.26€]	0.00 €	7.33 €	10 years	[5.5-7	]	47%	[0.16%-0.39%]

The BCEs include a service condition under which the beneficiary must still be an employee, a corporate officer or a scientific consultant of the Company at the time of vesting.

The exercise rights for most of the BCEs are vested annually and have the following vesting terms:

•	25% of the award vests on the first anniversary of the date of grant for all currently issued BCEs; and

•	For the remaining 75% of the award, the BCEs vest 1/48th per month over four years from the anniversary date of the grant.

Most of the BCEs plans (all BCEs plans except BCE 2014-2 fully vested as of January 1, 2020) include or partially include non-market performance conditions (obtaining financing of €100 million, positive results on clinic studies, signature of informed consent in a clinical phase, signing a license agreement, FDA authorization). The level of achievement of the non-market performance conditions are taken into account in determining the number of BCEs allocated initially and reassessed at each closing date.

In the event of a change of control or a M&A transaction, all the BCEs will become immediately exercisable. A change of control is defined as a new investor/company holding directly or indirectly more than 50% of the share capital or voting rights. As such the probable vesting date of each plan corresponds to the weighted average of probable change of control dates.

For BCE 2014-4, BCE 2016-1, BCE 2017-1, the vesting terms have been modified by the Board of Directors on February 14, 2020 to provide for the possible exercise of the instruments, even if the associated performance and/ or conditions included in the graded vesting schedule are not met, in case of change of control. Since this modification affects a vesting condition other than a market condition, the modified vesting condition was taken into account by adjusting the number of equity instruments that eventually vest.

BSAs

The following tables summarize the data relating to BSAs in accordance with IFRS 2 – Share-based Payment:

GRANT DATE	TYPE	NUMBER OF BSAs ISSUED	NUMBER OF BCAs OUTSTANDING AS OF JANUARY 1, 2022	NUMBER OF LAPSED BSAs	NUMBER OF EXERCISED BSAs	NUMBER OF BSAs OUTSTANDING	NUMBER OF BSAs EXERCISABLE	MAXIMUM NUMBER OF SHARES TO BE ISSUED IF ALL CONDITIONS ARE MET
						AS OF DECEMBER 31, 2022
2014-03-11	BSA-2014-3	1,172	680	—	(188)	492	492	49,200
2015-12-04	BSA-2015-11	96,924	96,924	—	—	96,924	96,924	96,924
2015-12-04	BSA-2015-12	82,000	16,400	—	—	16,400	16,400	16,400
2017-09-18	BSA-2017-1	16,400	16,400	—	—	16,400	16,400	16,400
2018-01-22	BSA-2018-1	49,200	16,400	—	—	16,400	16,400	16,400
2014-03-11	BSA-2014-4	1,315	842	—	—	842	842	84,160
2014-03-11	BSA-2014-5	787	459	—	—	459	459	45,900

	Total BSAs	247,798	148,105	—	(188)	147,917	147,917	325,384

The BSAs include a service condition under which the beneficiary must still be an employee, a corporate officer or a scientific consultant of the Company at the time of vesting.

The exercise rights for most of the BSAs are vested annually and have the following vesting terms:

•	25% of the award vests on the first anniversary of the date of grant for all currently issued BSAs; and

•	For the remaining 75% of the award, the BSAs vest 1/48th per month over four years from the anniversary date of the grant.

All of the BSAs plans include or partially include non-market performance conditions (positive results on clinic studies, signature of informed consent in a clinical phase, signing a license agreement, FDA authorization). The level of achievement of the non-market performance conditions are taken into account in determining the number of BSAs allocated initially and reassessed at each closing date.

In the event of a change of control or a M&A transaction, all the BSAs will become immediately exercisable. A change of control is defined as a new investor/company holding directly or indirectly more than 50% of the share capital or voting rights. As such the probable vesting date of each plan corresponds to the weighted average of probable change of control dates.

For BSA 2014-5, the vesting terms have been modified by the Board of Directors of February 14, 2020 to provide for the possible exercise of the instruments, even if the associated performance and/or conditions included in the graded vesting schedule are not met, in case of change of control. Since this modification affects a vesting condition other than a market condition, the modified vesting condition was taken into account by adjusting the number of equity instruments that eventually vest.

AGAs

The following tables summarize the data relating to AGAs as well as the assumptions used for the measurement thereof in accordance with IFRS 2 – Share-based Payment:

GRANT DATE	TYPE	NUMBER OF AGAs ISSUED	NUMBER OF AGAs OUTSTANDING AS OF JANUARY 1, 2022	NUMBER OF LAPSED AGAs	NUMBER OF EXERCISED AGAs	NUMBER OF AGAs OUTSTANDING AS OF DECEMBER 31, 2022
2021-09-21	AGA 2021	155,000	155,000	(155,000)	—	—
	Total AGAs	155,000	155,000	(155,000)	—	—

TYPE	FAIR VALUE OF THE UNDERLYING SHARE	FAIR VALUE OF THE AGA	AGA PRICE	STRIKE PRICE PER SHARE		EXPECTED TERM	DURATION	VOLATILITY	RISK FREE RATE
AGA 2021	31.60	€23.92	€0.00	€0.00	€	n.a.	n.a.	49%	-1%

AGAs granted in September 2021 are subject to a vesting service condition of one year following the grant date. The number of shares that will be finally vested under this plan will depend on the following conditions: if a M&A transaction is completed on or prior to July 31, 2022 and the price per ordinary share of the Company retained in the framework of the M&A transaction is at least equal to €100 per share (or lower than €100 per share) then 100% (or 75%) of the shares initially granted will be vested. The AGAs are forfeited if a M&A transaction is not completed on or prior to July 31, 2022.

These conditions qualify as both a non-market performance condition (occurrence or not of a M&A transaction before July 31, 2022) and a market condition (number of shares depending on the share price offered in case of a M&A transaction before July 31, 2022) under IFRS 2 principles.

The level of achievement of the market condition is directly included in the unit fair value of the free shares and the probability of a M&A transaction before July 31, 2022 is included in the estimation of the number of shares that will be finally vested by the beneficiaries.

As of December 31, 2021, considering that it was probable that an M&A transaction would occur before July 31, 2022, 100% of the shares originally granted were included in the calculation of share based payment expenses. In addition, the Company recognized an accrual for social taxes related to the AGA 2021 plan of €205 thousand as of December 31, 2021.The total share-based compensation expense amounted to €828 thousand (€389 thousand in research and development and €440 thousand in general and administrative, respectively).

During the period ended December 31, 2022, the AGAs were all forfeited since no M&A transaction was completed on or prior to July 31, 2022. This resulted in a reversal of the related compensation expense of €1,026 thousand and the reversal of the accrual for social taxes of €205 thousand that was recorded as of December 31, 2021.

Breakdown of the compensation expenses accounted for the year ended December 31, 2021 and 2022

TYPE	EXPENSES RELATED TO THE YEAR ENDED DECEMBER 31, 2021	EXPENSES RELATED TO THE YEAR ENDED DECEMBER 31, 2022
(in thousands of euros)

BCEs	(199)	(138)
BSAs	—	—
AGAs	1 026	(1 026)
Social taxes related to AGAs	205	(205)

Total	1 032	1 369

Note 15. Financial liabilities

	AS OF DECEMBER 31,
(In thousands of euros)	2021	2022
FINANCIAL LIABILITIES
Kreos 1 & 2 bond loans	11,700	4,730
Lease liabilities	43	839
PGE	4,715	3,558

Borrowings	16,458	9,127

Oceane	18,191	19,332

Convertible loan notes	18,191	19,332

Kreos A & B BSA	4,003	424
Oceane conversion option	5,929	142

Derivative instruments	9,932	566

Conditional advances BPI	5,659	3,262
Royalties certificates	—	3,287

Other financial liabilities	5,659	6,549

Total non-current financial liabilities	50,240	35,573

Kreos 1 & 2 bond loans	9,410	8,252
Lease liabilities	170	545
PGE	27	1,280

Borrowing	9,608	10,077

Conditional advances BPI	1,112	3,521
Prosynergia earn-out liability

Other financial liabilities	1,112	3,521

Oceane	625	625

Convertible loan notes	625	625

Total current financial liabilities	11,345	14,224

Total financial liabilities	61,585	49,797

Note 15.1. Structured debt financing with Kreos subscribed in July 2018 – “Kreos 1”

On July 24, 2018, the Company entered into a Venture Loan Agreement, a Straight Bonds Issue Agreement and a Convertible Bonds Issue Agreement with Kreos Capital V (UK) Ltd., (or “Kreos”), which provided for up to €20,000 thousand in financing.

Pursuant to the terms of the agreements, Kreos agreed to subscribe for €16,000 thousand in non-convertible bonds and €4,000 thousand in convertible bonds, to be issued by the Company in two tranches of €10,000 thousand each. The tranches were issued in July 2018 and May 2019, respectively.

The convertible bonds were convertible into new ordinary shares of the Company at any time from their issuance and at the discretion of their holders. In October 2020, Kreos required the conversion of all the convertible bonds they held (2,000,000 for Tranche A and 2,000,000 for Tranche B) and 464,309 shares were issued.

Each tranche bears an 8% annual interest rate, plus 3-month Euribor, including a floor at 8% and a cap at 9%, and must be repaid in 54 monthly installments, after a deferred repayment of the nominal value to 12 months for the first tranche (“Tranche A”) and 6 months for the second tranche (“Tranche B”). In addition, each tranche bears exit fees of 9% of the total drawdown amount (i.e. €900 thousand per tranche), payable upon the last monthly installment (exit fees remain payable in full in case of early redemption).

Pursuant to the terms of the agreements, the Company has the right, at any time but with no less than 30 days prior notice to Kreos, to prepay or purchase the non-convertible and convertible bonds, exclusively in full. The prepayment will be equal to (i) the principal amount outstanding, plus (ii) exit fees of 9% of the total draw down amount and (iii) the sum of all interest repayments which would have been paid throughout the remainder of the term of the relevant tranche discounted by 4% per annum.

The agreements do not contain any financial covenants.

In connection with each tranche, the Company issued 110,957 tranche A share warrants (or “Kreos A BSA”) and 74,766 tranche B share warrants (or “Kreos B BSA”), each, for a global subscription price of €1. Each Kreos A BSA and Kreos B BSA gives rights to one new ordinary share at an exercise price of €7.21 less a discount and €10.70 less a discount, respectively. Both Kreos A BSA and Kreos B BSA are freely transferrable among financial institutions and are exercisable over a 10-year period from the issue date. In addition, the Company granted to the holders of the Kreos A BSA and the Kreos B BSA the option to sell to the Company, upon each exercise of all or parts of the Kreos A BSA, at the put price defined in the agreement, a proportion of the number of the warrants, for the sole purpose of implementing a cash less exercise of the Kreos A BSA and Kreos B BSA.

Accounting treatment

The Kreos 1 financing package is issued at market conditions: the net issuance proceeds reflect the fair value of the instruments at inception.

The straight bond tranches are split between i) a debt component (then measured at amortized cost), and ii) a premium corresponding to the initial fair value of attached BSA (then remeasured at fair value through profit and loss).

The BSA attached to all tranches (both straight and convertible) do not meet the “fixed for fixed” criteria (non cash settlement option which may result in exchanging a variable number of shares, for a variable price), and are accounted for as standalone derivative instruments.

The issuer prepayment options meet the definition of a separate derivative. However, their value at inception and subsequent dates is nil as per Schoenbucher model, and has no impact on the financial statements.

Measurement of Kreos A BSA & Kreos B BSA

The Kreos A BSA and Kreos B BSA are measured at fair value using a Black-Scholes valuation model. The main data and assumptions are the following:

Kreos A BSA - July 31, 2018	As of and for the year December 31, 2021	As of and for the year December 31, 2022
Number of outstanding Kreos A BSA	110,957	110,957
Exercise price per share	€7.21	€7.21
Ordinary share price	€28.55	€6.18
Residual maturity	6.6 years	5.6 years
Volatility	47%	44%
Dividend	0%	0%
Risk-free rate	0.13%	2.98%

Fair value of issued Kreos A BSA (in thousands of €)	2,478	275

Change in fair value of Kreos A BSA for the year (in thousands of €)	(699)	(2,203)

Kreos B BSA - June 1, 2019	As of and for the year December 31, 2021	As of and for the year December 31, 2022
Number of outstanding Kreos B BSA	74,766	74,766
Exercise price per share	€10.7	€10.7
Ordinary share price	€28.55	€6.18
Residual maturity	7.4 years	6.4 years
Volatility	47%	44%
Dividend	0%	0%
Risk-free rate	0.13%	2.96%

Fair value of issued Kreos B BSA (in thousands of €)	1,525	149

Change in fair value of Kreos B BSA for the year (in thousands of €)	(494)	(1,376)

As of December 31, 2021, using the same assumption with an increase of +1% volatility, €+1share price and +1% risk-free rate would result in an increase of Kreos A&B BSA fair value of €16 thousand, €176 thousand, and €69 thousand respectively.

As of December 31, 2022, using the same assumption with an increase of +1% volatility, €+1share price and +1% risk-free rate would result in an increase of Kreos A&B BSA fair value of €6 thousand, €78 thousand, and €12 thousand, respectively.

Note 15.2. Structured debt financing with Kreos subscribed in October 2020 – “Kreos 2”

On October 13, 2020, the Company obtained a straight bond loan of €15,000 thousand from Kreos corresponding to two tranches of €10,000 thousand (“Tranche A”) and €5,000 thousand (“Tranche B”), with an option for an additional €5,000 thousand.

Tranches A and B were paid in October and November 2020, respectively, with the following conditions. Each tranche bears an 8% annual interest rate, plus 3-month Euribor, for the first 12 monthly installments, after which the annual interest rate is increased to a fixed rate of 9.75% for the following 36 monthly installments. Each tranche is to be repaid in 36 monthly installments starting from October 2021 and November 2021, for the tranche A and B, respectively. The agreements do not contain any financial covenants.

In addition, each tranche bears exit fees of 4% of the total drawdown amount (i.e. €400 thousand €200 thousand for Tranche A & B, respectively), payable upon the last monthly installment (exit fees remain payable, in full or partially, in case of early redemption).

Pursuant to the terms of the agreements, the Company has the right, at any time but with no less than 30 days prior notice to Kreos, to prepay or purchase the non-convertible exclusively in whole. The prepayment will be equal to (i) the principal amount outstanding, plus (ii) exit fees of 2% of the outstanding amount in the event of prepayment occurring between the 18th and the 30th installment or exit fees of 4% of the outstanding amount in the event of prepayment occurring after the 30th installment and (iii) the sum of all interest repayments which would have been paid throughout the remainder of the term of the relevant tranche discounted by 4% per annum.

Accounting treatment

The Kreos 2 straight bonds were initially measured at fair value, which corresponds to the net cash proceeds, and subsequently measured at amortized cost.

In addition, the prepayment option is a separate derivative instrument as the redemption price does not reimburse Kreos for an amount up to the approximate present value of lost interest for the remaining term of the host contract. However, its fair value at inception and subsequent dates is nil as per Schoenbucher model, and has no impact on the financial statements.

Note 15.3. OCEANE

The Company received a gross proceed of €85,000 thousand on July 30, 2021 through (i) the issuance of 1,964,031 shares with a subscription price of €30.55 per share (see Note 13.3 (changes in share capital)) for gross amount of €60,000 thousand, and (ii) the issuance of €25,000 thousand in OCEANE, maturing on July 30, 2026. The proceeds of the transaction mainly serve to finance the progress of ABX464 clinical trials in chronic inflammatory diseases.

The OCEANE bears a 6% interest rate per year, payable semi-annually January 30, and July, 31 from January 31, 2022.

The OCEANE shall be convertible into new ordinary shares and/or exchanged for existing ordinary shares of the Company at any time from their issuance and at the discretion of their holders. The conversion ratio is one ordinary share of the company per OCEANE, representing a conversion price set to € 38.19 per ordinary share. This conversion price will be updated (decrease only) 18 months, 24 months, 36 months after OCEANE issuance date to match the volume weighted average price of the thirty trading days that precedes the update subjected to the following floor threshold. The floor threshold for the 18-month update matches 85% initial conversion price (€32.462 per ordinary share). The floor threshold for the 24-month update matches 70% initial conversion price (€26.733 per ordinary share). The floor threshold for the 36-month update matches 68% initial conversion price (€25.969 per ordinary share).

OCEANE terms and conditions anticipate a conversion ratio adjustment in order to preserve the rights of OCEANE holders with the following achievements made by the company: issuance of new shares with the preemptive subscription right, attribution of free shares or securities for the benefit of all the shareholders, number of share multiplication, shares consolidation, increase of the nominal value by incorporation of reserves, profits or bonuses, distribution of dividends, premiums or reserves, mergers, scission, repurchase of shares above market value, capital reduction, creation of preferred shares.

Accounting treatment and measurement

As the conversion ratio is adjusted 18 months, 24 months, and 36 months after the issuance date of the OCEANE bond with the weighted average price of the shares and is subject to a floor and a cap, the conversion does not result in the delivery of a fixed number of shares. Consequently, the OCEANE bond is recorded as an hybrid instrument which includes i) a debt host contract accounted for at amortized cost, and ii) a conversion option which is a standalone derivative accounted for at fair value through profit and loss.

At inception, the net cash proceeds reflect the OCEANE initial fair value. The fair value of the bifurcated option at inception has been measured with a Monte Carlo model using a Longstaff Schwartz algorithm, with a 53% share price volatility, a 1 400 bp credit spread assumption and a €31.50 share price.

As of July 30, 2021, the issuance price of € 25,000 thousand has been split between i) a financial liability for €17,839 thousand, and ii) a financial derivative for €7,161 thousand.

As of December 31, 2021, the fair value of the conversion option amounts to €5,929 thousand, based on the same valuation model, a credit spread assumption of 1,400 bp, a share price of €28.55, and a price volatility of 77%.

As of December 31, 2021, using the same assumptions, an increase of +1% volatility, €+1 share price and +1% risk free rate would result in an increase of the OCEANE conversion option fair value of €114 thousand, €337 thousand, and €243 thousand, respectively.

As of December 31, 2022, the fair value of conversion option amounts to €142 thousand, based on the same valuation model, a credit spread assumption of 1,475 bp, a share price of €6.18, and a price volatility of 44%.

As of December 31, 2022, using the same assumptions, an increase of +1% volatility, €+1 share price and +1% risk free rate would result in an increase of the OCEANE conversion option fair value of €17 thousand, €97 thousand, and €15 thousand respectively.

Note 15.4. State guaranteed loan – “PGE”

In June 2020, the Company subscribed to a PGE from Société Générale with an initial maturity of 12 months at 0.25% and a five-year extension option. In March 2021, the company exercised the five-year extension option with a one-year deferral of the principal repayment, with the following conditions:

•	Rate: 0.58% per annum excluding insurance and state guaranteed premium,

•	State guaranteed premium of €138 thousand to be paid by installments over the contract period starting in June 2021, and

•	Reimbursement by yearly installments from June 2021 to June 2026.

The benefit resulting from the low interest nature of the award as a subsidy was recognized as other income during the period ended December 31, 2020 for an amount of €377 thousand.

Note 15.5. Conditional advances

(In thousands of euros) CONDITIONAL ADVANCES	AS OF DECEMBER 31,
	2021	2022
RNP VIR – Bpifrance	4,103	4,171
CARENA – Bpifrance	2,423	2,454
EBOLA – Bpifrance	244	158
COVID-19 – Bpifrance	—	—

Total conditional advances	6,770	6,783

RNP-VIR – Bpifrance

Under the RNP-VIR contract, the Company was eligible to receive up to €6.3 million in conditional advances to further develop methods for the discovery of new molecules for the treatment of viral infectious diseases through the development of the “Modulation of RNA biogenesis” platform. As of December 31, 2022, the Company had received €4,032 thousand, of which €1,756 thousand was received in September 2017, €346 thousand in August 2018 and €1,930 thousand in November 2019. The repayment of these funds is spread from the date on which the repayments are called by BPI.

See Note 25.2. Commitments under BPI conditional advances.

CARENA – Bpifrance

Under the CARENA agreement, the Company was eligible to receive up to €3,840 thousand to develop a therapeutic HIV treatment program with ABX464. As of December 31, 2022, the Company received €2,187 thousand, of which €1,150 thousand was received in December 2013, €1,008 thousand in September 2014 and €29 thousand received in June 2016.

The repayment of the advance is spread from the date on which the repayments are called by BPI. An additional repayment is provided for based on the income the Company generates through this research and development program.

See Note 25.2. Commitments under BPI conditional advances.

EBOLA – Bpifrance

Under the Bpifrance and Occitanie region joint aid agreement, the Company received a total of €390 thousand (€300 thousand as of December 31, 2017 and €90 thousand as of December 31, 2019). The reimbursement is spread from 2019 to June 2024.

COVID-19 – Bpifrance

In May 2020, Bpifrance granted the Company with a conditional advance of up to a total of €15,869 thousand under the COVID-19 agreement to complete the miR-AGE study to demonstrate the efficacy and safety of ABX464 for the treatment of COVID-19 patients at risk of developing severe forms of the disease thanks to an anti- inflammatory and antiviral effect.

Unless the project failed, the repayment of these funds were to be spread over five years from March 31, 2023.

As of December 31, 2020, the Company had received a grant of €1,587 thousand and a repayable advance of €6,348 thousand.

In view of the study results and the recommendations of the Data and Safety Monitoring Board, the Company terminated the study on March 5, 2021. As Bpifrance had recorded the project as a failure, the repayable advance of €6,348 thousand paid in 2020 was recognized as a grant. As of December 31, 2021, the Company had also received the remainder of the grant, amounting to €3,279 thousand.

A valuation of conditional advances was made using a market rate of 8% per year as of May 31, 2020 (see Note 18).

Note 15.6. Lease liability

(amounts in thousands of euros) LEASE AGREEMENT	LEASE LIABILITY
As of December 31, 2020	400

(+) Increase	62
(-) Decrease	(249)

As of December 31, 2021	214

(+) Increase	1,476
(-) Decrease	(305)

As of December 31, 2022	1,384

Lease liabilities mainly relate the Company’s headquarter and to a lesser extent to vehicles, parking lots and printers (Note 8).

The lease for the Company’s corporate headquarters in Paris, France at 5 Rue de la Baume, 75008 Paris ended in August 2022. A new lease for premises at 7-11 Boulevard Haussmann, 75009 Paris started in July 2022. It has a three-year duration, with a tacit renewal option for approximately two years and the possibility to break the contract one year before the end. Per Management, renewal and termination options are not reasonably certain due to the forecasted development of the Company, which may lead the Company to relocate at the end of the initial term.

As of December 31, 2021 and December 31, 2022, the lease liability of the headquarter represented 92% and 97% of the total lease liability, respectively.

Lease expenses related to contracts for which a lease liability and right of use asset is recognized under IFRS 16 were €250 thousand and €424 thousand for the years ended December 31, 2021 and 2022, respectively. They were recognized for (i) €244 thousand and €414 thousand as Depreciation expenses and (ii) €5 thousand and €10 thousand as Interest expenses, for the years ended December 31, 2021 and 2022, respectively.

Lease expenses related to short-term lease contracts and low value assets that are not included in the valuation of the lease liability amount to €25 thousand and €331 thousand for the years ended December 31, 2021 and 2022, respectively.

Note 15.7 Prosynergia earn-out liability

The Prosynergia earn-out liability is measured at fair value using a Black-Scholes valuation model. The main data and assumptions are the following:

Prosynergia earn-out	As of April 1, 2022	As of and for the period ended December 31, 2022
Risk free rate	-0,27%	2,28%
Market capitalization (in thousands of €)	403 118	135 952
Ordinary share price (€)	24,15	6,18
Time to maturity	1 year	0.25 year
Volatility	61,00%	44,01%
Dividend	0%	0%

Fair value of the earn-out liability (in thousands of €)	(1 446)	—

As of April 1, 2022, using the same assumption with an increase of +1% volatility, €+1 share price and +1% risk free rate would result in an increase of the earn-out liability fair value by €12 thousand, €132 thousand and €17 thousand, respectively.

As of December 31, 2022, the fair value of the earn-out liability is approximately €0. Using the same assumption with an increase of +1% volatility, €+1 share price and +1% risk free rate would result in an increase of the earn-out liability fair value by an amount less than €1 thousand.

Note 15.8 Royalty certificates

On September 2, 2022, the Company completed a financing of €49,162 thousand, consisting of two transactions:

•	a reserved capital increase of a gross amount of €46,231 thousand through the issuance of 5,530,000 new shares with a nominal value of €0.01 per share at a subscription price of €8.36 per share; and

•

an issue of royalty certificates with a subscription price amounting to €2,931 thousand. The royalty certificates give right to their holders to royalties equal to 2% of the future net sales of obefazimod (worldwide and for all indications) as from the commercialization of such product. The amount of royalties that may be paid under the royalty certificates is capped at €172,000 thousand.

Related transaction costs amounted to €3,280 thousand and are recorded in equity, since entirely related to the reserved capital increase.

As of December 31, 2022, following a change in the estimate of future royalty cash flows, the certificates’ amortized cost was remeasured at €3,287 thousand, using the original EIR calculated at the date of issuance. The change in estimate resulted in a decrease in the related interest expense by €100 thousand over the period ended December 31, 2022.

Fair value as of December 31, 2022

At this date, the fair value of the royalty certificates, calculated using the same model as their initial measurement, amounts to €3,307 thousand.

The fair value of the Royalty Certificates is based on NPV of royalties, which depend on assumptions made by the Company with regards to the probability of success of its studies (“POS”), the commercialization budget of obefazimod (“peak penetration”) and the discount rate. In addition, royalty projections have been adjusted to reflect any difference between the company’s value derived from management projections and the company’s market capitalization.

The sensitivity analysis to key assumptions is presented below:

		Fair value of royalty certificates (in thousands of euros)
POS	-5 points	-294
	+5 points	299

		Fair value of royalty certificates (in thousands of euros)
Peak penetration	-5% (worst case scenario)	-347
	+5% (best case scenario)	221

		Fair value of royalty certificates (in thousands of euros)
Discount Rate	-1 point	205
	+1 point	-191

Note 15.9. Change in financial liabilities

Changes in financial liabilities, excluding derivative instruments, are presented below as of December 31, 2021 and December 31, 2022:

(Amounts in thousands of euros) FINANCIAL LIABILITIES (excluding derivatives instruments)	Kreos 1 & 2 bond loans	Oceane	PGE	Conditional advances BPI	Lease liabilities	Prosynergia earn-out liability	Royalty certificates	Total
As of December 31, 2020	26 233	—	4 623	11 193	400	—	—	42 449

Proceeds (1)	—	25 000	—	—	—	—	—	25 000
Repayments	(5 537)	—	—	(70)	(249)	—	—	(5 856)
Interest paid	—	—	—	—	—	—	—	—
Non-cash changes: interest expense and other	414	977	27	106	—	—	—	1 525
Non-cash changes : classification of the conversion option as a derivative instrument	—	(7 161)	—	—	—	—	—	(7 161)
Non-cash changes : subsidies	—	—	92	(4 459)	—	—	—	(4 367)
Non cash changes: additional leases	—	—	—	—	62	—	—	62

As of December 31, 2021	21 110	18 816	4 742	6 770	214	—	—	51 653

(Amounts in thousands of euros) FINANCIAL LIABILITIES (excluding derivatives instruments)	Kreos 1 & 2 bond loans	Oceane	PGE	Conditional advances BPI	Lease liabilities	Prosynergia earn-out liability	Royalty certificates	Total
Proceeds	—	—	—	—	—	—	2 931	2 931
Repayments	(9 410)	—	—	(90)	(305)	—	—	(9 806)
Interest paid	(2 456)	(1 496)	(54)	—	—	—	—	(4 006)
Non-cash changes: interest expense and other	3 738	2 636	150	102	—	—	356	6 983
Non-cash changes: recognition of earn-out liability	—	—	—	—	—	1 446	—	1 446
Non-cash changes: fair value remeasurement	—	—	—	—	—	(1 446)	—	(1 446)
Non cash changes: additional leases	—	—	—	—	1 476	—	—	1 476

As of December 31, 2022	12 982	19 957	4 838	6 783	1 384	—	3 287	49 231

(1)	Excluding issuance fees of €87 thousand for the year ended December 31, 2021.

Note 15.10. Change in derivative instruments

Changes in derivative instruments, are presented below as of December 31, 2021 and December 31, 2022

(In thousands of euros) FINANCIAL INSTRUMENTS	Kreos A BSA	Kreos B BSA	OCEANE conversion option	Total
As of January 1, 2021	3 177	2 019	—	5 196

(+) Increase in fair value	—	—	7 161	7 161
(-) Decrease in fair value	(699)	(494)	(1 231)	(2 425)

As of December 31, 2021	2 478	1 525	5 929	9 932

(+) Increase in fair value	—	—	—	—
(-) Decrease in fair value	(2 203)	(1 376)	(5 787)	(9 366)

As of December 31, 2022	275	149	142	566

Note 15.11. Breakdown of financial liabilities by maturity

The maturities of financial liabilities are presented below as of December 31, 2021 and December 31, 2022:

(In thousands of euros) CURRENT AND NON-CURRENT FINANCIAL LIABILITIES		AS OF DECEMBER 31 2021
		LESS THAN	FROM 1 TO	LONGER THAN
	GROSS AMOUNT	1 YEAR	5 YEARS	5 YEARS
Kreos 1 & 2 bond loans	21,110	9,410	11,700	—
Océane	18,816	625	18,191	—
PGE	4,742	27	4,715	—
Conditional advances BPI	6,770	1,112	5,659	—
Lease liabilities	214	170	43	—
Derivative instruments	9,932	—	5,929	4,003

Total financial liabilities	61,585	11,345	46,237	4,003

Of which current portion	11,345
Of which non-current portion	50,240

(In thousands of euros) CURRENT AND NON-CURRENT FINANCIAL LIABILITIES		AS OF DECEMBER 31 2022
		LESS THAN	FROM 1 TO	LONGER THAN
	GROSS AMOUNT	1 YEAR	5 YEARS	5 YEARS
Kreos 1 & 2 bond loans	12,982	8,252	4,730	—
Oceane	19,957	625	19,332	—
PGE	4,838	1,280	3,558	—
Conditional advances BPI	6,783	3,521	3,262	—
Royalty certificates	3,287	—	3,287	—
Lease liabilities	1,384	545	839	—
Derivative instruments	566	—	142	424

Total financial liabilities	49,797	14,224	35,150	424

Of which current portion	14,224
Of which non-current portion	35,573

Note 16. Retirement benefit obligations

Retirement benefit obligations include the liability for the defined benefit plan, measured based on the provisions stipulated under the applicable collective agreements, i.e. the French pharmaceutical industry’s collective agreement. This commitment only applies to employees subject to French law.

The main actuarial assumptions used to measure the retirement benefit obligations are as follows:

	AS OF DECEMBER 31,
ACTUARIAL ASSUMPTIONS	2021	2022
Retirement age	65 years for key management / 63 years for other employees
Collective agreement	Pharmaceutical industry
Discount Rate (IBoxx Corporates AA)	0.90%	3.65%
Mortality rate table	INSEE 2016-2018
Salary increase rate	3% for key management / 2.55% for other employees
Turnover rate	Decreasing from 5,80% at 20 years-old to 0,05% from 55 years-old
Employee contribution rate	45%

Changes in the projected benefit obligation for the periods presented were as follows:

RETIREMENT BENEFIT
(In thousands of euros)	OBLIGATIONS
As of January 1, 2021	745

Service cost	166
Interest cost	4
Benefits paid	(53)
Actuarial gains and losses	(169)

As of December 31, 2021	693

Service cost	143
Interest cost	8
Benefits paid	—
Actuarial gains and losses	(235)

As of December 31, 2022	610

Note 17. Payables and other current liabilities

Note 17.1. Trade payables and other current liabilities

(In thousands of euros)	AS OF DECEMBER 31,
TRADE PAYABLES AND OTHER CURRENT LIABILITIES	2021	2022
Trade payables	12,890	8,216
Accrued invoices	5,661	7,250
Other	7	9

Trade payables and other current liabilities	18,558	15,475

No discount was applied to payables and related accounts maturity does not exceed one year. As a result, fair value approximates the carrying amount.

The decrease in trade payable and other current liabilities is mainly due to the end of the research collaboration agreement with the CNRS (French National Centre for Scientific Research) and the University of Montpellier.

Note 17.2. Tax and employee-related payables

Tax and employee-related payables are presented below:

(In thousands of euros)	AS OF DECEMBER 31,
TAX AND EMPLOYEE-RELATED PAYABLES	2021	2022
Employee-related payables	1,180	1,348
Social security and other	777	840
Other tax and related payments	243	112

Tax and employee-relates payables	2,200	2,300

Note 18. Operating income

(In thousands of euros)	YEAR ENDED DECEMBER 31,
OPERATING INCOME	2021	2022
Research tax credit (“CIR”)	4,204	4,476
Subsidies	7,722	29
Other	36	78

Total operating income	11,962	4,583

Operating income is composed as follows:

Research tax credit (“CIR”)

The Company carries out research and development projects. As such, it has benefited from a research tax credit for the years ended December 31, 2021 and 2022 for an amount of €4.2 million and €4.5 million, respectively (see Note 4.9).

Subsidies:

Subsidy income primarily relates to Bpifrance agreement to finance the “COVID-19” project. This financing was granted under the French Future Investments Project. This study was conducted with the participation of the University Hospital of Nice, which directly manages part of the financing of the COVID-19 clinical trial.

For the year ended December 31, 2021, the Company recognized as a subsidy: (i) €4,459 thousand corresponding to the conditional advance received in June 2020 (discounted amount) which had been waived by Bpifrance in April 2021 (See Note 15.5, “Conditional advances”), and (ii) an additional payment of €3,279 thousand received in October 2021 to reimburse additional expenses incurred until the termination date.

Note 19. Operating expenses

Note 19.1. Research and development

Research and development expenses break down as follows:

(amounts in thousands of euros)	PERIOD ENDED DECEMBER 30,
RESEARCH AND DEVELOPMENT EXPENSES	2021	2022
Sub-contracting, studies and research	36,362	38,858
Personnel costs	5,179	3,072
Consulting and professional fees	4,016	4,246
Intellectual property fees	1,325	1,187
Other research and development expenses	899	931

Research and development expenses	47,781	48,295

Research and development expenses consist primarily of the following items:

•	personnel expenses, including salaries, benefits, and share-based compensation expenses, for employees engaged in research and development activities;

•

sub-contracting, collaboration and consultant expenses that primarily include the cost of third-party contractors such as CROs who conduct our non-clinical studies and clinical trials, and research related to our proprietary platforms, as well as investigative sites and consultants that conduct our preclinical studies and clinical trials;

•

expenses incurred under agreements with contract manufacturing organizations (“CMOs”), including manufacturing scale-up expenses and the cost of acquiring and manufacturing preclinical study and clinical trial materials;

•	expenses relating to preclinical studies and clinical trials;

•	expenses relating to regulatory affairs;

•	allocated expenses for facility costs, including rent, utilities and maintenance; and

•	expenses relating to the implementation of our quality assurance system.

For the year ended December 31, 2022, research and development expenses were €48,295 thousand, as compared to €47,781 thousand for the year ended December 31, 2021. This increase was primarily due to the €20,841 thousand increase in UC expenses, following the strong progress of obefazimod in this indication since 2021, as the Company completed the Phase 2b clinical trial in early 2022 and initiated Phase 3 clinical trial in the first half of 2022. This increase is offset by a decrease by €13,943 thousand in transversal activities, as the Company completed existing studies, a decrease by €2,021 thousand in Crohn’s Disease research expenses and a decrease by €2,834 thousand in Rheumatoid Arthritis expenses.

Note 19.2. General and administrative

General and administrative expenses break down as follows;

(amounts in thousands of euros)	PERIOD ENDED DECEMBER 30,
GENERAL AND ADMINISTRATIVE EXPENSES	2021	2022
Personnel costs	2,320	1,403
Consulting and professional fees	2,026	2,624
Other general and administrative expenses	1,233	3,466

General and administrative expenses	5,580	7,492

General and administrative expenses consist primarily of personnel-related expenses, including salaries, benefits and share-based compensation expenses, for personnel other than employees engaged in research and development activities. General and administrative expenses also include fees for professional services, mainly related to audit and legal services, consulting costs, communications and travel costs, allocated expenses for facility costs, including rent, utilities and maintenance, directors’ attendance fees, and insurance costs.

For the year ended December 31, 2022, general and administrative expenses were €7,492 thousand, as compared to €5,580 thousand for the year ended December 31, 2021. This increase was primarily driven by other general expenses, as well as an increase in consulting and professional fees. The €2,233 thousand increase in other general and administrative expenses in 2022 was primarily related to financial and legal consulting fees. These increases are partially offset by a decrease in personnel costs, mainly due to a reversal of share-based compensation expenses.

Principal audit fees and services:

	YEAR ENDED DECEMBER 31,
(In thousands of euros)	2021	2022
Statutory Auditor, certification of individual financial statements
Issuer	80	100
Other procedures required by law
Issuer	86	740

Total	166	840

Note 20. Employees

The Company’s average workforce during the years ended December 31, 2021 and 2022 was as follows:

	YEAR ENDED DECEMBER 31,
HEADCOUNTS	2021	2022
Key management	24	22
Other employees	3	1

Total	27	23

Note 21. Financial gain or loss

(In thousands of euros)	YEAR ENDED DECEMBER 31,
FINANCIAL GAIN OR LOSS	2021	2022
Interest on Kreos 1 & 2 straight bond loans	(2,344)	(3,737)
Interest on convertible loan notes	(1,064)	(2,641)
Interest on conditional advances	(145)	(196)
Interest on royalty certificates	—	(356)
Interest on lease liabilities	(5)	(10)
Other	(2)	(83)

Financial expenses	(3,561)	(7,022)

Decrease/(increase) in derivatives fair value	2,425	9,366
Decrease/(increase) in other liabilities at fair value through profit and loss	—	1,446
Other financial income	84	306

Financial income	2,509	11,118

Financial gain (loss)	(1,052)	4,096

For the year ended the year ended December 31, 2021, the fair values of the Kreos A BSA, the Kreos B BSA and the convertible option related to the OCEANE bond decreased by €639 thousand, €427 thousand and €1,231 thousand, respectively.

For the year ended the year ended December 31, 2022, the fair values of the Kreos A BSA, the Kreos B BSA and the convertible option related to the OCEANE bond decreased by €2,203 thousand, €1,376 thousand and €5,787 thousand, respectively.

Note 22. Income tax

The income tax rate applicable to the Company is the French corporate income tax rate, i.e. 26.5% and 25% for the years ended December 31, 2021 and 2022, respectively.

Reconciliation between theoretical and effective tax rate

	YEAR ENDED DECEMBER 31,
(In thousands of euros, except percentage)	2021	2022
Loss before tax	(42,452)	(60,740)
Statutory French tax rates	26.5%	25.0%

Nominal income tax using statutory French tax rate	11,250	15,185

Share-based payment	(274)	342
CIR	1,114	1,119
Transaction costs related to capital increase	1,103	820
Decrease / (increase) in derivatives fair value and other	299	895
Non-recognition of deferred tax assets related to tax losses and temporary differences	(13,395)	(18,169)
Other	(98)	(192)

Effective income tax (loss)	—	—

Deferred taxes balances by nature

(In thousands of euros)	AS OF DECEMBER 31,
DEFERRED TAX ASSETS BY NATURE	2021	2022
Retirement benefit obligation	184	152
Other items	35	27
Royalty certificates	—	89
Kreos 1 & 2	—	82
Tax losses carryforward	61,524	77,207

Deferred tax assets	61,743	77,558

Subsidies	85	50
Kreos 1 & 2	362	—
Oceane	227	1,377
Other items	5	—

Deferred tax liabilities	680	1,427

Deferred tax assets, net	61,063	76,130

Unrecognized deferred tax assets	(61,063)	(76,130)

Total deferred taxes, net recognized in the statement of financial position	—	—

The Company incurred tax losses in the years ended December 31, 2021 and 2022. As the recoverability of these tax losses is not considered probable in subsequent periods due to the uncertainties inherent in the Company’s business, the Company has not recognized deferred tax assets beyond deferred tax liabilities arising within the same taxable entity under the same taxable regime and with consistent timing of reversal, after considering, if applicable, limitations in the use of deductible tax losses carried forward from prior periods applicable under tax law in France. The amount of accumulated tax loss carry forwards is related to the Company and amounts to €232,167 thousand and €308,829 thousand as of December 31, 2021 and 2022, respectively, and do not have any expiration date.

Note 23. Income (loss) per share

Basic losses per share is calculated by dividing income (loss) attributable to equity holders of the Company by the weighted-average number of outstanding ordinary shares for the year.

Diluted losses per share are calculated by adjusting the weighted average number of ordinary outstanding shares to assume conversion of all dilutive potential ordinary shares. All existing instruments giving deferred rights to capital (e.g., BCEs or BSAs) have an antidilutive effect.

(In thousands of euros, except share data)	YEAR ENDED DECEMBER 31,
BASIC AND DILUTED LOSS PER SHARE	2021	2022
Weighted average number of outstanding shares	15,455,991	19,092,442
Net loss for the year	(42,452)	(60,740)

Basic and diluted loss per share (€/share)	(2.75)	(3.18)

Potentially dilutive instruments (BCEs, BSAs, AGAs, Equity lines, BSA Kreos 1, OCEANE) have been excluded from the computation of diluted weighted-average shares outstanding, because such instruments had an antidilutive impact due to the losses reported. As of December 31, 2021 and 2022, the number potentially dilutive instruments were 1,873,216 and 1,707,037 respectively, giving rights to a maximum number of shares to be issued of 2,186,551 and 1,707,037 respectively.

Note 24. Related parties

The aggregate compensation of the members of the Company’s Board of Directors and to the Chief Executive Officer includes the following:

	FOR THE YEAR ENDED
(In thousands of euros)	DECEMBER 31,
COMPENSATION	2021	2022
Fixed compensation owed	304	322
Variable compensation owed	144	193
Contributions in-kind	9	9
Service cost related to post-employment defined-benefit plans	18	17
Attendance fees—board of directors	85	103
Share-based payments	179	-217
Total	738	427

As of December 31, 2021 and 2022, the liability related to post-employment defined benefit obligations (corresponding to the legal retirement benefits obligations) for members of the Company’s Board of Directors and Chief Executive Officer amounts to respectively €141 thousand and €149 thousand. No other post-employment benefits are granted.

Other arrangements with our Directors and Executive Officers

The Company entered into an intellectual property assignment agreement with CEO Hartmut Ehrlich on July 7, 2021. The purpose of this agreement is to transfer to the Company all the intellectual property rights held by Hartmut Ehrlich on certain patents of which he is a co-inventor. No compensation has been paid in respect of this transfer.

Note 25. Off-balance sheet commitments given

Note 25.1. Commitments under collaboration, research, service provision and licensing agreements granted by the Company

Collaboration, research and development, and licensing agreements, and licensing options related to the “Modulation of RNA biogenesis” platform.

•	Exclusive licensing agreement with the CNRS, the University of Montpellier and the Institut Curie

On December 4, 2008, the French National Centre for Scientific Research (CNRS), the University of Montpellier and the Institut Curie granted the Company four exclusive licenses. These licenses cover the use of their technology and products by the Company in the field of human and veterinary health relating to the use of synthetic products modifying mRNA splicing, for research, diagnosis, prevention and treatment of any possible indication. The licensing agreement includes low single-digit royalties based on future net sales to be paid by the Company.

•	Framework agreement for research collaboration to create a cooperative laboratory (ended December 31, 2021)

On December 11, 2008, the Company, the CNRS (French National Centre for Scientific Research) and the University of Montpellier entered into a research collaboration agreement for a duration of two years in order to conduct a common research program in the fields of screening and development of anti-HIV and antiviral compounds, anti-cancer and anti-metastasis compounds and compounds targeting certain genetic diseases. The term and content of research programs have been changed by successive amendments in force until December 31, 2021. Each party retains ownership of its previously acquired intellectual property rights. The parties are co-owners of the research results. Since this agreement ended on December 31, 2021, a hosting agreement was signed with CNRS in 2022, and renewed up until December 31, 2023, so that the Company can continue its research program at the CNRS center for the year 2023.

•	Collaboration agreement with the CNRS, the University of Montpellier, the Company and Evotec

In support of the development of the cooperative laboratory, the CNRS, the University of Montpellier, the Company and Evotec International GmbH have entered into a collaboration agreement on the development of the “Modulation of RNA biogenesis” platform, effective October 19, 2018. The molecules generated in the framework of this collaboration are the property of the Company, the University of Montpellier and the CNRS under the same terms and conditions as the research collaboration agreement on the creation of the cooperative laboratory. The agreement ended on December 31, 2021.

•	Research collaboration contract with the CNRS, the University of Montpellier and the Institut Curie

Concomitantly with the research collaboration framework contract relating to the creation of a cooperative laboratory the parties have signed a financial agreement defining the financial terms for the exploitation of patents. This contract was signed on 15 April 2009 for a duration of one year and was subsequently renewed up until March 31, 2022, In December 2022, Abivax and the Institut Curie concluded a new contract for a duration of one year, renewable by amendment, granting Abivax access to some of the Institute’s equipment and consumables.

•	Research and development contract with license option with the CNRS, the University of Montpellier and Theradiag

The CNRS, the University of Montpellier, the Company and Theradiag have set up a collaborative project called CARENA, which has been in operation since February 8, 2013. Its purpose is to conduct joint research and development programs in the fields of obesity, HIV and HTLV-1, in connection with the funding obtained through the Bpifrance CARENA project. On February 18, 2015, Bpifrance accepted the reorganization of the “CARENA” project proposed by the Company, following the abandonment of the obesity project. At this time, Theradiag is no longer involved in the collaborative project.

Under the terms of the collaborative project, the Company will have the exclusive and global exploitation rights to the proprietary results of the CNRS and to those of the University of Montpellier as well as a share of the common results of which the CNRS and the University of Montpellier are co-owners. Furthermore, Theradiag granted the Company an exclusive and global license option for exploitation of its own results as well as a share of the common results of which it will be a co-owner. This option may be exercised by the Company throughout the duration of the contract and within a period of two years after its expiration or cancellation.

Exclusive licensing contract with “The Scripps Research Institute, University of Chicago and Brigham Young University” with the “Immune Stimulation” platform (ABX196 product)

On 11 November 2006, The Scripps Research Institute (La Jolla, California, USA), in agreement with the University of Chicago (Chicago, Illinois, USA) and Brigham Young University (Provo, Utah, USA), granted the Company an exclusive license in the field of human and veterinary health on its technology and products relating to the use of iNKT agonists for research, diagnosis, prevention and treatment of all possible indications. In consideration for the licensing rights granted to it under the agreement, the Company must:

•

pay The Scripps Research Institute milestones at different stages of clinical and regulatory development of the first product (the milestones amount to $50 thousand at IND filing, paid in September 2019 and capitalized, $300 thousand at Phase 3 and $500 thousand at IND approval) and low single-digit royalties for vaccines, diagnostic tests and therapeutic products, according to the amount of net sales, and

•

give The Scripps Research Institute, University of Chicago and Brigham Young University an equitable interest in the Company (as of the date of these financial statements, these three academic institutions hold 0.41% of the Company’s undiluted capital).

The contract shall be terminated at the expiry of the last licensed patent in force in the last country and/or ten years after the last marketing of the product, service or process derived from the know-how or the licensed equipment.

Note 25.2. Commitments under BPI conditional advances

Bpifrance CARENA contract

As part of the development of therapeutic and diagnostic solutions targeting alternative splicing and RNA interference in the fields of virology (HIV-AIDS, HTLV-1) and metabolism (obesity), SPLICOS (absorbed by the Company on 31 October 2014) has entered into a Master Support Agreement with Bpifrance as well as a conditional advance contract in the name of the “CARENA” Strategic Industrial Innovation Project dated December 16, 2013. The Company, acting as project leader for the CARENA project, is associated as part of a consortium contract with Theradiag, a company specializing in in vitro diagnostics and the development of theranostic tests for monitoring biotherapies, as well as at the CNRS and the University of Montpellier.

The CARENA project aims to develop the anti-HIV-AIDS therapeutic program with the compound ABX464 up to the Phase 2b study, as well as a companion test set up by Theradiag simultaneously with the clinical development. Beyond the anti-HIV-AIDS program, the CARENA project should extend its pharmacological investigations to another retrovirus that could be combated by the same approach: HTLV-1.

The Company is committed to reimbursing the received conditional advances up to €3,840 thousand. The Company will also have to pay an annuity of 50% of the proceeds from the sale of the intellectual property rights resulting from the project, as well as the sale of the prototypes, preproduction and models produced under the project; The sum due to BPI under this provision will be deducted from the repayment of the conditional advances. In addition, if the advance is repaid under the conditions outlined above, the Company will pay to Bpifrance, over a period of five consecutive years after the date on which the repayment schedule ends and provided that the Company has reached cumulative pre-tax revenue greater than or equal to €50 million, an amount equal to 1.20% of the annual revenue generated from the sale of the products developed as part of the project. This supplementary payment amount is capped at €6,800 thousand. The total period, including fixed payments and incentive payments, is limited to 15 years.

Bpifrance RNP-VIR contract

In pursuit of the CARENA project, focused on the clinical development of a drug molecule and demonstrating the validity of an innovative therapeutic approach targeting viral RNPs, the Company has entered into a Master Support Agreement with Bpifrance as well as a beneficiary agreement with conditional advance for the “RNP-VIR” structuring research and development project for competitiveness dated December 16, 2016.

The RNP-VIR project will further the discovery of new molecules aimed at the treatment of multiple infectious diseases by the development of the antiviral technology platform. The Company, acting as project leader of the RNP-VIR project, is associated in a consortium contract with the CNRS and the University of Montpellier.

The Company is committed to reimburse the received conditional advances up to €6,576 thousand. If applicable, the Company will also have to pay an annuity of 50% of the proceeds from the sale of the intellectual property rights resulting from the project, as well as the sale of the prototypes, preproduction and models produced under the project. The sum due to Bpifrance under this provision will be deducted from the last payment (and if needed from the previous payments).

If the advance is repaid under the conditions outlined above, the Company will pay to Bpifrance, over a period of five consecutive years following the date on which the repayment schedule ends and provided that the company has reached cumulative pre-tax revenue greater than or equal to €25 million, an amount equal to 3% of the annual revenue generated from the sale of products developed as part of the project. The supplementary payments amount is capped at €5,500 thousand. The total period, including fixed payments and incentive payments, is limited to 15 years.

Bpifrance Ebola

The Bpifrance and Occitanie Region joint support agreement granted on June 2, 2017 consists of conditional advances to the Company for a total amount of up to €390 thousand, based on the success of the program (respectively €130 thousand from the Languedoc Roussillon Midi Pyrénées Region and €260 thousand from Bpifrance). In September 2019, the Company decided to terminate this program, due to the existence of a vaccine in the process of being licensed for this indication as well as changes in the macroeconomic climate for public funding.

The reimbursement of the conditional advance is spread until June 2024.

Note 25.3. Pledge assets to Kreos

As part of the KREOS 1 & 2 bonds, Kreos benefits from first-rate collateral on the Company’s principal tangible and intangible assets, including its commercial fund, intellectual property rights in its principal drug candidates, as well as a pledge of the Company’s bank accounts and claims.

Note 25.4. Other commitments related to research and partnership arrangements

In the ordinary course of business, the Company regularly uses the services of subcontractors and enters into research and partnership arrangements with various contract research organizations, or CROs, and with public- sector partners or subcontractors, who conduct clinical trials and studies in relation to the drug candidates.

At December 31, 2022, the Company’s commitments amounted to €194,731 thousand. The cost of services performed by CROs is recognized as an operating expense as incurred.

Note 25.5. Leases

The lease for the Company’s corporate headquarters in Paris, France at 5 Rue de la Baume, 75008 Paris ended in August 2022. A new lease for premises at 7-11 Boulevard Haussmann, 75009 Paris started in July 2022. It has a three-year duration, with a tacit renewal option for approximately two years and the possibility to break the contract one year before the end. Per Management, renewal and termination options are not reasonably certain.

Note 25.6. Commitments related to Prosynergia acquisition

The Company entered into a share purchase acquisition on November 15, 2021 for the acquisition of all the shares of Prosynergia (Note 3.3). The acquisition was completed on April 1, 2022.

The acquisition price included an early payment of €325 thousand made on November 25, 2021, an additional payment of €2,925 thousand made on April 1, 2022, and possible earn-out payments for a maximum additional amount of €4,000 thousand based on the potential evolution of the Company’s market capitalization, a listing of the Company’s shares on Nasdaq or a M&A transaction incurred before March 31, 2023. The accounting treatment related to the possible earn-out payment is set forth in Note 4.15.

Note 26. Off-balance sheet commitments received and contingent assets

The maximum amounts receivable by the Company after December 31, 2022 under the “RNP-VIR” and “CARENA” and innovation agreements entered into with Bpifrance, subject to the provision of evidence to support the forecast expenses and the achievement of scientific milestones, are €3,255 thousand and €1,853 thousand, respectively.

Kepler Cheuvreux’s commitments under Equity line agreements: see Note 13.2.

Note 27. Management and assessment of financial risks

The principal financial instruments held by the Company are cash and cash equivalents. The purpose of holding these instruments is to finance the ongoing business activities of the Company. It is not the Company’s policy to invest in financial instruments for speculative purposes. The Company does not use derivative financial instruments for hedging purposes.

The principal risks to which the Company is exposed to are liquidity risk, interest rate risk, foreign currency exchange risk, credit risk and fair value risk.

Liquidity risk

Liquidity risk management aims to ensure that the Company disposes of sufficient liquidity and financial resources to be able to meet present and future obligations.

The Company prepares short-term cash forecasts and annual operating cash flow forecasts as part of its budget procedures.

Prudent liquidity risk management involves maintaining sufficient liquidity, having access to financial resources through appropriate credit facilities and being able to unwind market positions.

The Company’s operations have consumed substantial amounts of cash since inception. Developing pharmaceutical drug candidates, including conducting clinical trials, is expensive, lengthy and risky, and the Company expects its research and development expenses to increase substantially in connection with its ongoing activities. Accordingly, the Company will continue to require substantial additional capital to continue its clinical development activities and potentially engage in commercialization activities.

As of the date of issuance of these financial statements, the Company expects it will be able to fund its forecasted operating cash flow requirements throughout the second quarter of 2024.

The Company expects it will be able to extend its financing horizon beyond the second quarter of 2024 through additional dilutive and non-dilutive financing, which could include a combination of capital increase, venture loans and convertible bonds. Based on the above and the actions the Company has taken, management has concluded that the substantial doubt about its ability to continue as a going concern has been alleviated beyond 12 months from issuance of these financial statements, and these financial statements have been prepared on a going concern basis.

Interest rate risk

The Company is exposed to market risks in connection with its medium and long-term borrowings subject to variable interest rates.

Due to a significant increase in market interest rates over the year ended December 31, 2022, the Group has performed a reassessment of its exposure to interest rate risk. As of December 31, 2022, all the Group’s financial liabilities accounted for at amortized cost bear fixed interest rates, except for KREOS 1 bonds, which interest rate is based on 3-month Euribor plus an 8% margin. The 3-month Euribor being capped at 1% as per contractual terms, the A tranche being repaid in full in December 2022 and the terms of the B tranche loan being November 2023, the Group has limited exposure.

Foreign currency risk

The Company is exposed to a risk of exchange rates fluctuations on commercial transactions performed in currencies different from the functional currency of the Company entity recording the transactions.

At this stage, the Company has not adopted any other recurring mechanism of hedging to protect its activity against currency fluctuations. From time to time, the Company may nevertheless subscribe currency term accounts in order to cover a commitment in currency as described above. The Company may consider in the future using a suitable policy to hedge exchange risks in a more significant manner if needed.

Credit risk

The credit risk related to the Company’s cash and cash equivalents is not significant in light of the quality of the co-contracting financial institutions. As of December 31, 2022, substantially all of the Company’s cash and cash equivalents were maintained with one financial institution in France. While the Company’s deposit accounts are insured up to the legal limit, the maintained balances may, at times, exceed this insured limit. As of December 31, 2022 the Company maintained €26,844 thousand in bank deposit accounts that are in excess of the legally insured limit in one legally insured financial institution. The Company has not experienced any losses in such accounts and does not believe that it is exposed to any significant credit risk related to these instruments.

The credit risk related to the Company’s other receivables and related account is minimal. In particular, the credit risk related to advances made to CROs (see Note 9) is deemed insignificant due to their credit ratings.

ABIVAX SA

                 Ordinary Shares

(Including Ordinary Shares in the Form of American Depositary Shares)

PROSPECTUS

            , 2023

Morgan Stanley	Leerink Partners

LifeSci Capital	Bryan, Garnier & Co

Through and including             , 2023 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in the global offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6: INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Under French law, provisions of by-laws that limit the liability of directors are prohibited. However, French law allows sociétés anonyme to contract for and maintain liability insurance against civil liabilities incurred by any of their directors and officers involved in a third-party action, provided that they acted in good faith and within their capacities as directors or officers of Abivax SA. Criminal liability cannot be indemnified under French law, whether directly by Abivax SA or through liability insurance.

We maintain liability insurance for our directors and officers, including insurance against liability under the Securities Act and we intend to enter into agreements with our directors and executive officers to provide contractual indemnification. With certain exceptions and subject to limitations on indemnification under French law, these agreements will provide for indemnification for damages and expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding arising out of his or her actions in that capacity.

These agreements may discourage shareholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and executive officers, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these insurance agreements.

Certain of our non-employee directors may, through their relationships with their employers or partnerships, be insured and/or indemnified against certain liabilities in their capacity as members of our Board.

In any underwriting agreement we enter into in connection with the sale of ordinary shares (including in the form of ADSs) being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act against certain liabilities.

ITEM 7: RECENT SALES OF UNREGISTERED SECURITIES.

Set forth below is information regarding share capital issued and options and warrants granted by us since January 1, 2020. None of the below described transactions involving any underwriters, underwriting commissions, or any public offering in the United States. Some of the transactions described below involved directors, officers and 5% shareholders and are more fully described under the section of the prospectus titled “Certain Relationships and Related Person Transactions.”

Issuances of Shares

The table below shows the shares issued since January 1, 2020.

Date	Type of operation	Prior Share Capital (€)	Premium (€)	Number of shares created	Total number of shares after issuance	Nominal value (€)	Share capital after transaction (€)	Issue price per share (€)
07/01/2020	Exercise of BCE-2016-1	122,019.59	9,659	1,300	12,203,259	0.01	122,032.59	7.44
11/01/2020	Exercise of BSA-2014-3	122,032.59	0	16,400	12,219,659	0.01	122,196.59	0.01
16/01/2020	Exercise of BCE-2016-1	122,196.59	22,290	3,000	12,222,659	0.01	122,226.59	7.44

Date	Type of operation	Prior Share Capital (€)	Premium (€)	Number of shares created	Total number of shares after issuance	Nominal value (€)	Share capital after transaction (€)	Issue price per share (€)
17/01/2020	Exercise of BCE-2018-1	122,226.59	89,50	10	12,222,669	0.01	122,226.69	8.96
22/01/2020	Exercise of BCE-2016-1	122,226.69	10,402	1,400	12,224,069	0.01	122,240.69	7.44
11/02/2020	Exercise of BCE-2016-1	122,240.69	11,888	1,600	12,225,669	0.01	122,256.69	7.44
17/03/2020	Exercise of BSA-2014-7	122,256.69	0	2,600	12,228,269	0.01	122,282.69	0.01
29/07/2020	Exercise of BSA-2014-7	122,282.69	0	2,600	12,230,869	0.01	122,308.69	0.01
30/10/2020	Conversion of convertible bonds	122,308.69	3,995,356.91	464,309	12,695,178	0.01	126,951.78	8.60
02/11/2020	Capital increase through issue of new shares	126,951.78	27,983,789.90	1,620,370	14,315,548	0.01	143,155.48	17.28
09/11/2020	Exercise of BCE-2017-1	143,155.48	2,386.12	374	14,315,922	0.01	143,159.22	6.39
30/11/2020	Exercise of BCE-2018-5	143,159.22	5,490	750	14,316,672	0.01	143,166.72	7.33
02/12/2020	Exercise of BCE-2016-1	143,166.72	12,623.57	1,699	14,318,371	0.01	143,183.71	7.44
08/12/2020	Exercise of BCE-2018-1	143,183.71	17,005	1,900	14,320,271	0.01	143,202.71	8.96
04/01/2021	Exercise of BCE-2018-1	143,202.71	8,950	1,000	14,321,271	0.01	143,212.71	8.96
05/01/2021	Exercise of BCE-2016-1	143,212.71	5,944	800	14,322,071	0.01	143,220.71	7.44
05/01/2021	Exercise of BCE-2018-1	143,220.71	17,900	2,000	14,324,071	0.01	143,240.71	8.96
05/01/2021	Exercise of BCE-2018-5	143,240.71	9,150	1,250	14,325,321	0.01	143,253.21	7.33
07/01/2021	Exercise of BCE-2016-1	143,253.21	14,860	2,000	14,327,321	0.01	143,273.21	7.44
08/01/2021	Exercise of BSA-2018-1	143,273.21	131,856	16,400	14,343,721	0.01	143,437.21	8.05
11/01/2021	Exercise of BCE-2017-3	143,437.21	11,13	1	14,343,722	0.01	143,437.22	11.14
12/01/2021	Exercise of BCE-2018-3	143,437.22	7,320	1,000	14,344,722	0.01	143,447.22	7.33
22/01/2021	Exercise of BCE-2016-1	143,447.22	11,145	1,500	14,346,222	0.01	143,462.22	7.44
28/01/2021	Exercise of BCE-2018-3	143,462.22	7,320	1,000	14,347,222	0.01	143,472.22	7.33
28/01/2021	Exercise of BCE-2017-3	143,472.22	523,343.73	47,021	14,394,243	0.01	143,942.43	11.14
01/02/2021	Exercise of BCE-2018-3	143,942.43	21,960	3,000	14,397,243	0.01	143,972.43	7.33
02/02/2021	Exercise of BCE-2018-3	143,972.43	21,960	3,000	14,400,243	0.01	144,002.43	7.33
09/02/2021	Exercise of BCE-2018-3	144,000.43	29,280	4,000	14,404,243	0.01	144,042.43	7.33
22/02/2021	Exercise of BCE-2018-3	144,032.43	14,640	2,000	14,406,243	0.01	144,062.43	7.33
02/03/2021	Exercise of BCE-2016-1	144,062.43	17,089	2,300	14,408,543	0.01	144,085.43	7.44

Date	Type of operation	Prior Share Capital (€)	Premium (€)	Number of shares created	Total number of shares after issuance	Nominal value (€)	Share capital after transaction (€)	Issue price per share (€)
02/03/2021	Exercise of BCE-2018-3	144,085.43	20,810.76	2,843	14,411,386	0.01	144,113.86	7.33
03/03/2021	Exercise of BCE-2017-3	144,113.86	3,895.5	350	14,411,736	0.01	144,117.36	11.14
25/05/2021	Exercise of Kepler BSAs	144,117.36	2,998,800	120,000	14,531,736	0.01	145,317.36	25.00
26/05/2021	Exercise of Kepler BSAs	145,317.36	1,249,500	50,000	14,581,736	0.01	145,817.36	25.00
31/05/2021	Exercise of Kepler BSAs	145,817.36	519,800	20,000	14,601,736	0.01	146,017.36	26.00
02/06/2021	Exercise of BCE-2017-4	146,017.36	11,13	1	14,601,737	0.01	146,017.37	11.14
03/06/2021	Exercise of Kepler BSAs	146,017.37	573,980	22,000	14,623,737	0.01	146,237.37	26.10
15/06/2021	Exercise of BCE-2016-1	146,237.37	18,575	2,500	14,626,237	0.01	146,262.37	7.44
24/06/2021	Exercise of Kepler BSAs	146,262.37	549,800	20,000	14,646,237	0.01	146,462.37	27.50
25/06/2021	Exercise of Kepler BSAs	146,462.37	146,450	5,000	14,651,237	0.01	146,512.37	29.30
29/06/2021	Exercise of Kepler BSAs	146,512.37	288,100	10,000	14,661,237	0.01	146,612.37	28.82
30/06/2021	Exercise of Kepler BSAs	146,612.37	282,800	10,000	14,671,237	0.01	146,712.37	28.29
01/07/2021	Exercise of BCE-2017-5	146,712.37	22,260	2,000	14,673,237	0.01	146,732.37	11.14
02/07/2021	Exercise of Kepler BSAs	146,732.37	539,800	20,000	14,693,237	0.01	146,932.37	27.00
05/07/2021	Exercise of Kepler BSAs	146,932.37	944,650	35,000	14,728,237	0.01	147,282.37	27.00
22/07/2021	Capital increase through issuance of new shares	147,282.37	59,981,506.74	1,964,031	16.692.268	0.01	166,922.68	30.55
06/09/2021	Exercise of BCE-2017-3	166,922.68	11,731.02	1,054	16,693,322	0.01	166,933.22	11.14
09/09/2021	Exercise of BCE-2016-1	166,933.22	22,327.15	3,005	16,696,327	0.01	166,963.27	7.44
09/09/2021	Exercise of BCE-2016-1	166,963.27	2,972	400	16,696,727	0.01	166,967.27	7.44
10/09/2021	Exercise of BCE-2016-1	166,967.27	74,292.57	9,999	16,706,726	0.01	167,067.26	7.44
20/09/2021	Exercise of BCE-2016-1	167,067.26	22,282.57	2,999	16,709,725	0.01	167,097.25	7.44
18/10/2021	Exercise of BCE-2018-1	167,097.25	8,950	1,000	16,710,725	0.01	167,107.25	8.96
20/10/2021	Exercise of BCE-2016-1	167,107.25	22,245.42	2,994	16,713,719	0.01	167,137.19	7.44
20/10/2021	Exercise of BCE-2018-5	167,137.19	25,005.12	3,416	16,717,135	0.01	167,171.35	7.33
25/10/2021	Exercise of BCE-2018-1	167,171.35	8,950	1,000	16,718,135	0.01	167,181.35	8.96
25/10/2021	Exercise of BCE-2017-5	167,181.35	11,130	1,000	16,719,135	0.01	167,191.35	11.14
30/11/2021	Exercise of BCE-2018-2	167,191.35	187,950	21,000	16,740,135	0.01	167,401.35	8.96

Date	Type of operation	Prior Share Capital (€)	Premium (€)	Number of shares created	Total number of shares after issuance	Nominal value (€)	Share capital after transaction (€)	Issue price per share (€)
21/12/2021	Exercise of BCE-2018-2	167,401.35	214,048.20	23,916	16,764,051	0.01	167,640.51	8.96
08/03/2022	Exercise of BCE-2018-5	167,640.51	2,444.88	334	16,764,385	0.01	167.643,85	7.33
30/05/2022	Exercise of BSA-2014-3	167.643,85	0	18,800	16,783,185	0.01	167,831.85	0.01
07/09/2022	Capital increase through issue of new shares	167,831.85	46,175,500	5,530,000	22,313,185	0.01	223,131.85	8.36
20/01/2023	Exercise of BCE-2014-4	233,131.85	0	18,400	22,331,585	0.01	223,315.85	0.01
27/02/2023	Capital increase through issue of new shares	223,315.85	129,800,000	20,000,000	42,331,585	0.01	423,315.85	6.50
10/05/2023	Exercise of BSA-2014-3	423,315.85	0	16.400	42,347,985	0.01	423,479.85	0.01
24/05/2023	Exercise of BSA-2018-KREOS-A	423,479.85	488,786.40	67.887	42,415,872	0.01	424,158.72	7.21
24/05/2023	Exercise of BSA-2018-KREOS-b	424,158.72	338,830.24	31,696	42,447,568	0.01	424,475.68	10.70
19/06/2023	Exercise of BCE-2014-2	424,475.68	0	100,000	42,547,568	0.01	425,475.68	0.01

The transactions described above were exempt from registration either: (a) under Section 4(a)(2) of the Securities Act in that the transactions were between an issuer and sophisticated investors and did not involve any public offering within the meaning of Section 4(a)(2); (b) in reliance on Rule 144A promulgated under the Securities Act in that offers, sales and issuances were made only to “qualified institutional buyers” (as such term is defined in Rule 144A(a)(1); or (c) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States.

Issuances Under Our Equity Plans

Since January 1, 2020, an aggregate of 335,316 ordinary shares were issued upon the exercise of share warrants and founder’s warrants issued under our equity incentive plans, at exercise prices from €0.01 to €11.14 per share, for aggregate proceeds of €1,617,997.53 (including a premium of €1,614,443.37).

Since January 1, 2020, 241,762 share warrants or founder’s warrants issued under our equity incentive plans were cancelled or became null and void.

We also issued on September 21, 2021, 155,000 free shares allocated to employees. However, such free shares became void in accordance with the terms of the free share plan. We further issued on July 11, 2023, (i) 1,382,796 free shares allocated to Mr. Marc de Garidel and (ii) 100,000 free shares allocated to Dr. Hartmut Ehrlich. The issuance of these shares is subject to the achievement of specific performance and/or service conditions.

The offers, sales and issuances of the securities described in the preceding paragraph were exempt from registration either: (a) under Section 4(a)(2) of the Securities Act in that the transactions were between an issuer and members of its senior executive management and did not involve any public offering within the meaning of Section 4(a)(2); (b) under Rule 701 promulgated under the Securities Act in that the transactions were under compensatory benefit plans and contracts relating to compensation; or (c) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits

The exhibits to the registration statement are listed in the Exhibit Index to this registration statement and are incorporated herein by reference.

The following exhibits are filed herewith or incorporated herein by reference.

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT

1.1*	Form of Underwriting Agreement

3.1*	By-laws (statuts) of the registrant (English translation)

4.1*	Form of Deposit Agreement

4.2*	Form of American Depositary Receipt (included in Exhibit 4.1)

5.1*	Opinion of Dechert (Paris) LLP as to the validity of shares

8.1*	Opinion of Dechert (Paris) LLP as to certain French tax matters

10.1*(1)	Venture Loan Agreement between Abivax SA and Kreos Capital V (UK) Ltd dated July 24, 2018

10.2*(1)	Convertible Bonds Issue Agreement between Abivax SA and Kreos Capital V (UK) Ltd dated July 24, 2018

10.3*(1)	Bonds Issue Agreement between Abivax SA and Kreos Capital V (UK) Ltd dated July 24, 2018

10.4*(1)	Warrants Issue Agreement between Abivax SA and Kreos Capital V (Expert Fund) L.P. dated July 24, 2018

10.5*(1	Put Option Agreement between Abivax SA and Kreos Capital V (Expert Fund) L.P. dated July 24, 2018

10.6*(1)	Bonds Issue Agreement between Abivax SA and Kreos Capital V (UK) Ltd dated October 12, 2020

10.7*(1)	Subscription Agreement between Abivax SA and Kreos Capital V (UK) Ltd dated October 12, 2020

10.8*(1)	Terms and Conditions of the OCEANE Bonds issued by Abivax SA dated July 30, 2021

10.9*(1)	Terms and Conditions of the Royalty Certificates issued by Abivax SA dated August 31, 2022

10.10*(1)	Share Purchase Agreement between Abivax SA and Mr. Fabrice Harari dated April 1, 2022

10.11*(1)	Master Services Agreement between Abivax SA and IQVIA Ltd dated December 17, 2018

10.12*(1)	Amendment No. 1 to Master Services Agreement between Abivax SA and IQVIA Ltd dated September 9, 2022

10.13*(1)	Drug Discovery Services Agreement between Abivax SA and Evotec International GmbH dated September 1, 2017

10.14*(1)	Manufacturing Agreement between Abivax SA and Delpharm Lille S.A.S. dated November 24, 2016

10.15*(1)	Development and Clinical Batch Production Agreement between Abivax SA and Seqens dated March 11, 2016

10.16*(1)	Amendment No. 1 to Development and Clinical Batch Production Agreement between Abivax SA and Seqens dated March 2, 2021

10.17*(1)	State-guaranteed loan agreement between Abivax SA and Société General dated June 16, 2020

10.18*(1)	Amendment No.1 to State-guaranteed loan between Abivax SA and Société General dated March 15, 2021

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT

10.19*(1)	Royalties Agreement with (i) the French National Centre for Scientific Research, the University of Montpellier, and the Institut Curie dated December 18, 2008.

21.1*	List of subsidiaries of the registrant

23.1*	Consent of PricewaterhouseCoopers Audit

23.2*	Consent of Dechert (Paris) LLP (included in Exhibit 5.1)

24.1*	Power of attorney (included on signature page)

*	To be filed by Amendment
(1)	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been submitted separately to the Securities and Exchange Commission.

(b) Financial Statement Schedules

All information for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission is either included in the financial statements or is not required under the related instructions or is inapplicable, and therefore has been omitted.

ITEM 9. UNDERTAKINGS

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

•

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

•

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Paris, France, on             , 2023.

Abivax SA

By:

POWER OF ATTORNEY

We, the undersigned directors, officers and/or authorized representative in the United States of Abivax SA, hereby severally constitute and appoint Marc de Garidel and Didier Blondel and each of them singly, our true and lawful attorneys, with full power to any of them, and to each of them singly, to sign for us and in our names in the capacities indicated below the registration statement on Form F-1 filed herewith, and any and all pre-effective and post-effective amendments to said registration statement, and any registration statement filed pursuant to Rule 462(b) under the Securities Act, in connection with the registration under the Securities Act, of equity securities of Abivax SA, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of them might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on              2023.

SIGNATURE	TITLE

Chief Executive Officer and chairman of the Board (Principal Executive Officer)
Marc de Garidel

Chief Financial Officer and Board Secretary (Principal Financial and Accounting Officer)
Didier Blondel

Corinna zur Bonsen-Thomas	Director, and member of the Audit Committee and the Appointments and Compensation Committee

Carol L. Brosgart	Director

Sofinnova Partners, represented by Kinam Hong	Director and member of the Appointments and Compensation Committee and the Audit Committee

Troy Ignelzi	Director and chair of the Audit Committee

June Lee	Director and chair of the Appointments and Compensation Committee

Santé Holdings SRL, represented by Antonino Ligresti	Director

Truffle Capital, represented by Phillippe Pouletty	Director and member of the Appointments and Compensation Committee

, Authorized Representative in the United States

By: